As filed with the Securities and Exchange Commission on December 1, 2014

Registration No. 333-198316

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Metaldyne Performance Group Inc.

(Exact name of registrant as specified in its charter)

Delaware	3714	47-1420222
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

47659 Halyard Drive

Plymouth, MI 48170

(734) 207-6200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mark Blaufuss

Chief Financial Officer

47659 Halyard Drive

Plymouth, MI 48170

(734) 207-6200 (Phone)

(734) 207-6500 (Fax)

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 (Phone) (212) 310-8007 (Fax)	Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Nathan Ajiashvili, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200 (Phone) (212) 751-4864 (Fax)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Common stock, $0.001 par value	17,692,307	$21.00	$371,538,447	$45,063

(1)	Includes shares of common stock that may be purchased upon exercise of an option to purchase additional shares granted to the underwriters.
(2)	Estimated solely for the purposes of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	Of this amount, $19,320 of the registration fee has been previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated December 1, 2014

PROSPECTUS

15,384,615 Shares

Metaldyne Performance Group Inc.

Common Stock

This is the initial public offering of Metaldyne Performance Group Inc. The selling stockholder identified in this prospectus is selling all of the shares of our common stock in this offering. We will not receive any proceeds from the sale of shares to be offered in this offering.

We expect the public offering price to be between $18.00 and $21.00 per share. Currently, no public market exists for the shares. After pricing the offering, we expect that the shares will trade on the New York Stock Exchange under the symbol “MPG.”

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 23 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to the selling stockholder	$	$

(1)	The underwriters will receive compensation in addition to the underwriting discount. See “Underwriting.”

The underwriters may also exercise their option to purchase up to an additional 2,307,692 shares from the selling stockholder, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2014.

BofA Merrill Lynch	Goldman, Sachs & Co.	Deutsche Bank Securities

Barclays	Credit Suisse	RBC Capital Markets

Baird	KeyBanc Capital Markets	Nomura

The date of this prospectus is                     , 2014.

Powertrain

Engine

Key Product Lines

- Balance Shaft Assemblies
- Isolation Pulleys and Crankshaft Dampers
- Bearing Caps
- Connecting Rods
- Variable Valve Timing Components
- Timing Gears and Sprockets
- Turbo Charger Housings

Transmission

Key Product Lines

- Aluminum Valve Bodies
- Clutch Modules and Assemblies
- Shifts
- Valve Bodies
- Gears and Hubs
- Hollow and Solid Shafts
- Planetary Carriers
- Housings
- Differential Cases

Driveline

Key Product Lines

- Axle Carriers
- Axle Components
- Differential Cases
- Axle Housings
- Planetary Carriers
- Transfer Case Sprockets Gears and Shafts
- Differential Gears, Pinions and Assemblies

Safety-Critical

Chassis and Suspension

Key Product Lines

- Brake Components
- Control Arms
- Inner/Outer Bearing Rings
- Steering Knuckles and Shafts
- Suspension Arms, Brackets and Attachments
- Suspension Links
- Tie-Rod Ends and Sockets
- Wheel Bearings

Other

Other Specialty Products

Key Product Lines

- Anchors, Housings and Supports
- Brackets
- Scrolls
- Hydraulic Valve Bodies
- Spacers
- Structural Components
- Hydraulic Housings
- Pump Housings

The above graphic represents the location and use of our products on a vehicle in general and not on any specific Platform, Program, or Vehicle Nameplate.

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may authorize to be delivered or made available to you. Neither we, the selling stockholder, nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we, the selling stockholder, nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling stockholder and the underwriters (or any of our or their respective affiliates) are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is only accurate as of the date on the front cover page of this prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date.

Basis of Presentation

The reorganization of ASP HHI Holdings, Inc. (together with its subsidiaries, “HHI”), ASP MD Holdings, Inc. (together with its subsidiaries, “Metaldyne”) and ASP Grede Intermediate Holdings LLC (together with its subsidiaries, “Grede”) occurred on August 4, 2014 (the “Combination”) through mergers with three separate wholly-owned merger subsidiaries of Metaldyne Performance Group Inc. See “Summary—Company Organization and History.” Unless otherwise stated in this prospectus, references to “MPG,” the “Company,” “we,” “our,” “us” and similar terms refer to Metaldyne Performance Group Inc. and all of its subsidiaries, including HHI, Metaldyne and Grede.

i

This prospectus presents HHI as the predecessor to MPG. HHI was acquired by a wholly-owned subsidiary of certain private equity funds affiliated with American Securities LLC (together with its affiliates, “American Securities”) and certain members of HHI management on October 5, 2012. Metaldyne was acquired by American Securities and certain members of Metaldyne management on December 18, 2012. The period from January 1, 2011 to October 5, 2012 is referred to as the Predecessor Period and the period from October 6, 2012 to September 28, 2014 is referred to as the Successor Period. The period from October 6, 2012 to December 31, 2012 is referred to as Successor Period 2012 and the period from January 1, 2012 to October 5, 2012 is referred to as Predecessor Period 2012. Grede was acquired by a wholly-owned subsidiary of American Securities and certain members of Grede management on June 2, 2014.

The following timeline illustrates the periods for which financial information for HHI, Metaldyne and Grede are included in this prospectus.

This prospectus includes:

•	audited consolidated balance sheets of MPG as of December 31, 2013 and 2012 and audited consolidated statements of operations, comprehensive income (loss), stockholders’ equity (deficit) and cash flows of MPG for the year ended December 31, 2013, the periods from October 6, 2012 to December 31, 2012 and for MPG’s predecessor from January 1, 2012 to October 5, 2012 and the year ended December 31, 2011;

•	unaudited condensed consolidated balance sheets of MPG as of September 28, 2014 and December 31, 2013 and unaudited condensed consolidated statements of operations, comprehensive income (loss), stockholders’ equity (deficit) and cash flows of MPG for the nine month periods ended September 28, 2014 and September 29, 2013;

•	in accordance with Rule 3-05 of Regulation S-X, audited consolidated statements of operations, comprehensive income, stockholders’ equity (deficit) and cash flows of MD Investors Corporation, Metaldyne’s subsidiary, for the 352-day period ended December 17, 2012 and for the year ended December 31, 2011;

•	in accordance with Rule 3-05 of Regulation S-X, Grede Holdings LLC’s audited consolidated statements of financial position as of December 29, 2013 and December 30, 2012 and audited consolidated statements of operations, comprehensive income, members’ equity (deficit) and cash flows for the years ended December 29, 2013, December 30, 2012 and January 1, 2012;

•	unaudited condensed consolidated statements of financial position and members’ equity (deficit) of Grede Holdings LLC, Grede’s subsidiary, as of March 30, 2014 and December 29, 2013 and unaudited condensed consolidated statements of operations, comprehensive income and cash flows of Grede Holdings LLC for the three month periods ended March 30, 2014 and March 31, 2013; and

•	pro forma financial information as of September 28, 2014 and for the nine months ended September 28, 2014 and the year ended December 31, 2013 after giving effect to the Grede Transaction, the Combination, the Refinancing (the Grede Transaction and the Refinancing as defined in “Summary—Company Organization and History”), the elimination of certain sponsor management fees and this offering.

We operate on a 13 week fiscal quarter which ends on the Sunday nearest to March 31, June 30 or September 30, as applicable. Our fiscal year ends on December 31. Further, prior to the Grede Transaction, Grede operated on a 52 or 53 week fiscal year which ends on the Sunday nearest to December 31. After the Grede Transaction, Grede’s fiscal year end will conform to our fiscal year end.

Certain Terms

We use the following industry terms in describing our business in this prospectus:

•	Advanced Machining and Assembly: Value-added precision machining to improve form, finish and function of components, and the assembly of multiple components into a ready-to-install module.

•	Aluminum Die Casting: A casting process where molten aluminum is injected under pressure into a solid mold to create a complex formed component.

•	Forging: The shaping of metal by a number of processes, including pressing and forming, typically classified according to temperature (cold, warm or hot).

•	Iron Casting: A manufacturing process by which molten iron (ductile or grey) is poured into a mold to produce components with complex dimensions.

•	Net Formed: A manufacturing technique which allows production of the component at or very close to the final (net) shape, reducing or eliminating scrap material and the need for surface finishing.

•	NVH: The noise, vibration and harshness characteristics of vehicles, particularly cars and trucks, which vehicle design engineers seek to reduce.

•	OEMs: Original equipment manufacturers.

•	Powder Metal Forming: The process of compacting metal powder in a mold, followed by heating the shaped component to just below the metal powder’s melting point to form complex Net Formed components.

•	Powertrain: Components of the vehicle that generate power and transfer it to the road surface, typically including the engine, transmission and driveline.

•	Rubber and Viscous Dampening Assemblies: Advanced rubber-to-metal bonded or silicone filled assemblies that reduce, restrict or prevent oscillations, torsion and bending in vehicle engines, thereby improving NVH characteristics.

•	Safety-Critical: Components that assist in the control and stability of a vehicle in motion and are fundamental to performance and safety. These components typically include chassis, suspension, steering and brake components.

•	Tier I suppliers: Suppliers of components and assemblies that are sold directly to OEMs.

We use the following industry terms in this prospectus to describe our products and how they are organized and sourced in our industry:

•	Platform: A shared set of common design, engineering, and production efforts over a number of Vehicle Nameplates or Powertrains with common architecture (e.g. BMW NGB, Ford Duratec35).

•	Program: Manufacturing and development of certain automobile components including engines, transmissions and brake components (e.g. BMW B38 A15, Ford 6R80W).

•	Vehicle Nameplate: A specific vehicle model built within a Platform for a vehicle OEM (e.g. BMW 335i, Ford F-150).

Illustrative examples of these terms are set forth below:

Trademarks and Trade Names

We own or have the rights to use various trademarks, service marks and trade names referred to in this prospectus. Solely for convenience, we refer to trademarks, service marks and trade names in this prospectus without the ™, SM and ® symbols. Such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted by law, our rights to our trademarks, service marks and trade names. Other trademarks, trade names or service marks appearing in this prospectus are the property of their respective owners.

Market and Industry Information

Market and industry data used throughout this prospectus, including information relating to our relative position in the vehicle components industry, is based on the good faith estimates of our management, which in turn are based upon our management’s review of internal surveys, surveys commissioned by us, independent industry surveys and publications and other publicly available information prepared by third parties, including publicly available information prepared by IHS Inc. (“IHS”), Americas Commercial Transportation Research (“ACT Research”), Yengst Associates, LMC Automotive US, Inc. (“LMC Automotive”), FTR Transportation Intelligence (“FTR”), International Council on Clean Transportation (Washington, DC) (“ICCT”), McKinsey & Company (“McKinsey”) and The American Foundry Society. All of the market data and industry information used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we believe that these sources are reliable, neither we nor the underwriters have independently verified this information. While we believe the estimated market position, market opportunity and market size information included in this prospectus is generally reliable, such information, which in part is derived from management’s estimates and beliefs, is inherently uncertain and imprecise.

Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Forward-Looking Statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the risk factors, the financial statements and related notes thereto, and the other documents to which this prospectus refers before making an investment decision. Unless otherwise stated in this prospectus, references to “MPG,” the “Company,” “we,” “our,” “us” and similar terms refer to Metaldyne Performance Group Inc. and all of its subsidiaries, including HHI, Metaldyne and Grede and their respective direct and indirect subsidiaries. References to Metaldyne and Grede are for periods subsequent to their acquisitions by American Securities unless otherwise stated in this prospectus.

See “Certain Terms” on page iii for certain industry terms used to describe our business.

Overview

We are a leading provider of highly-engineered components for use in Powertrain and Safety-Critical Platforms for the global light, commercial and industrial vehicle markets. We produce these components using complex metal-forming manufacturing technologies and processes for a global customer base of vehicle OEMs and Tier I suppliers. Our components help OEMs meet fuel economy, performance and safety standards. Given these increasingly stringent standards, components for Powertrain and Safety-Critical Platforms are among the largest and fastest growing dollar content categories within a vehicle. At least one of our components was found in approximately 90% of the 16.2 million light vehicles built in North America during 2013. Furthermore, our components were found on over 60% of the top 20 engine and transmission Platform total units produced in North America and Europe during 2013.

Our metal-forming manufacturing technologies and processes include Aluminum Die Casting, Forging, Iron Casting and Powder Metal Forming as well as Advanced Machining and Assembly. These technologies and processes are used to create a wide range of customized Powertrain and Safety-Critical components that address requirements for power density (increased component strength to weight ratio), power generation, power / torque transfer, strength and NVH.

For 2013, we generated on a pro forma basis:

•	Net sales of $3.05 billion;

•	Adjusted EBITDA of $508.8 million, or 17% of net sales;

•	Net income of $66.5 million; and

•	Adjusted EBITDA less capital expenditures, which we refer to as Adjusted Free Cash Flow, of $347.1 million.

Our net sales, Adjusted EBITDA, net income and Adjusted Free Cash Flow were $2.0 billion, $363.1 million, $57.9 million and $240.8 million, respectively, for 2013. We define, reconcile and explain the importance of Adjusted EBITDA and Adjusted Free Cash Flow, non-GAAP financial measures, in “—Summary Historical Financial and Other Data.” In addition, see “Unaudited Pro Forma Financial Data” for additional information about our pro forma adjustments, including the impact of the Grede acquisition.

The charts below highlight our pro forma net sales for the year ended December 31, 2013 by segments, vehicle applications and end-markets.

Segments	Vehicle Applications	End-Markets

Our portfolio of manufacturing capabilities in 11 countries provides us with a flexible and close-to-customer manufacturing footprint that would be difficult to replicate. We believe the magnitude of the investment and the length of time required to open facilities, acquire equipment and navigate environmental permitting processes provide significant economic and practical barriers to entry for new competitors. We believe additional barriers are created by the broad engineering, technical and manufacturing know-how within our global employee base and our demonstrated ability to produce our components within our customers’ stringent performance and delivery requirements. Moreover, during 2008 and 2009, a significant amount of the automotive Forging capacity was removed from the North American market. In addition, according to The American Foundry Society, an estimated 1 million tons, representing over 10% of iron casting capacity and 36 iron metal casters, exited the North American market from 2007 to 2010. We believe the reduced industry capacity provides us with growth opportunities given our relevant expertise and existing footprint.

The following table provides a summary of our pro forma net sales for the year ended December 31, 2013 by metal-forming manufacturing technologies and value-added processes and their representative applications.

Portfolio of Manufacturing Technologies and Value-Added Processes		Vehicle Applications	2013 Pro Forma Net Sales (In millions)

Advanced Machining and Assembly	Improving form, finish and function of components, and the assembly of multiple components into a ready-to-install module	Engine, Driveline, Transmission, Brake, Chassis and Suspension	$600

Aluminum Die Casting	Injecting molten aluminum under pressure into a solid mold	Transmission	$60

Cold and Warm Forging and Related Machining	Forging at room temperature and below 950 degrees Celsius, respectively	Engine, Driveline, Transmission	$306

Ductile Iron Casting and Related Machining	Pouring molten ductile iron into a mold to produce components	Driveline, Brake, Chassis and Suspension	$841

Grey Iron Casting and Related Machining	Pouring molten grey iron into a mold to produce components	Engine, Driveline, Transmission	$148

Hot Forging and Related Machining	Forging at temperatures above 1,200 degrees Celsius	Engine, Driveline, Transmission, Brake, Chassis and Suspension	$474

Powder Metal Forming and Related Machining	Compacting metal powder in a mold, followed by heating the shaped component to just below the metal powder’s melting point to form complex Net Formed components	Engine, Driveline, Transmission	$429

Rubber and Viscous Dampening Assemblies	Advanced rubber-to-metal bonded or silicone filled assemblies that reduce, restrict or prevent oscillations, torsion and bending in vehicle engines	Engine	$195

Our geographic and direct customer mix based on pro forma net sales for the year ended December 31, 2013 are highlighted in the charts below.

Geography	Direct Customer

We have strong and longstanding relationships with our customers; the relationships with our top five customers average more than 15 years. Once embedded in a Program, our products are difficult to displace due to the high costs and long lead times associated with re-engineering and revalidation, tooling development, and the use of sophisticated materials in an exacting manufacturing process. We are the sole-sourced provider for substantially all products that we manufacture for a Program, and we typically supply our customers for the life of the Program, which can exceed 10 years. This provides us with significant revenue visibility.

Our Industry

We primarily serve the 84.7 million unit global light vehicle and the approximately 728,000 unit North American commercial and industrial vehicle and equipment end-markets with a focus on components for Powertrain and Safety-Critical applications. Demand in these end-markets, and therefore, our products, is driven by consumer preferences, regulatory requirements (particularly related to fuel economy and safety standards) and macro-economic factors.

Powertrain: Consists of the engine, transmission and driveline categories of the vehicle which generate, manage and transfer power / torque from the engine to the road’s surface. OEMs continue to focus on improving fuel efficiency and reducing emissions in order to meet consumer preferences and increasingly stringent regulatory requirements. As a result, OEMs and suppliers are developing products in an effort to significantly improve vehicle performance to meet these standards.

Safety-Critical: Consists of categories such as chassis, suspension, steering and brake components. OEMs continue to focus on improving occupant safety in order to meet consumer preferences and increasingly stringent safety-related regulatory requirements. As a result, suppliers are developing stronger, higher performing content for OEMs that may be mandated by government regulators or added voluntarily to differentiate a vehicle from its competitors.

We anticipate that the following emerging trends in the global end-markets for these components will create growth and opportunity for suppliers.

Growth in Vehicle End-Markets

The table below illustrates historical and projected light vehicle production.

	Units		Total Growth
	2013A	2016E	Units	%
	(In millions)
Global Light Vehicle	84.7	93.7	9.0	10.6
North American Light Vehicle	16.2	17.9	1.7	10.7
Europe Light Vehicle	19.5	20.8	1.3	6.5
Asia Light Vehicle	43.0	48.8	5.8	13.5

Source: IHS as of November 2014.

The table below illustrates historical and projected commercial vehicle, construction equipment and agricultural equipment production.

	Units		Total Growth
	2013A	2016E	Units	%
	(In thousands)
North American Commercial Vehicle—Medium and Heavy Duty Trucks	444.0	498.8	54.8	12.3
North American Construction Equipment	179.2	240.6	61.4	34.3
North American Agricultural Equipment	105.0	133.5	28.5	27.1

Source: Yengst Associates as of November 2014. ACT Research and FTR as of November 2014.

As shown above, each of the major global light vehicle markets and the North American commercial vehicle and construction and agricultural equipment markets we serve is forecasted to increase total units sold through 2016.

Trends Enhancing Demand for Powertrain and Safety-Critical Components

Demand for vehicle components is a function of the number of vehicles produced and trends in content per vehicle for specific component categories. These variables are driven by consumer preferences and regulatory requirements, particularly related to fuel economy and safety standards. OEMs continue to source vehicle components that improve fuel economy and safety in order to meet increasingly stringent regulatory requirements around the world. In particular, the cost of failure in Powertrain and Safety-Critical applications is very high relative to the underlying component costs, and customers seek proven and reliable Powertrain and Safety-Critical component suppliers. McKinsey forecasts that Powertrain and Safety-Critical applications will account for 68% of total growth in component costs between 2010 and 2020.

To meet global emission requirements, OEMs utilize a variety of strategies, including increasing energy efficiency, changing engine and transmission types, using lighter weight materials, electrification and improved aerodynamics. For example, LMC Automotive forecasts increased production of light vehicles will create demand for more efficient engines and higher speed transmissions for use in North America.

Vehicle safety regulations continue to tighten, resulting in increased demand for high quality and high strength components for Safety-Critical applications such as brake components, steering knuckles and control arms. These components must be able to bend or twist without breaking while remaining cost competitive. We believe these trends provide growth opportunities for Powertrain and Safety-Critical component suppliers.

Favorable Supply and Demand Dynamics

During 2008 and 2009, a significant amount of the automotive Forging capacity was removed from the North American market. According to The American Foundry Society, an estimated 1 million tons, representing over 10% of iron casting capacity and 36 iron metal casters, exited the North American market from 2007 to 2010. In addition, the number of automotive components suppliers for Powertrain and Safety-Critical systems declined significantly during 2008 and 2009. The magnitude of the investment and the length of time required to open facilities, acquire equipment and navigate environmental permitting processes provide significant economic and practical barriers to entry for new competitors. Additionally, in other process technology categories such as Powder Metal Forming, we believe that while capacity has not changed materially, demand and the number of vehicle applications has increased substantially. Powder Metal Forming technology is being utilized in a higher number of Powertrain applications due to its Net Formed capabilities, which significantly reduces waste compared to other technologies. These supply and demand dynamics are expected to continue to provide growth opportunities for those companies with existing asset bases, technical know-how, global footprints and relevant metal-forming expertise.

Consolidation of Global Platforms and Localization of Sourcing by OEMs

Light vehicle OEMs are increasingly consolidating vehicle engine and transmission designs across Platforms with localized sourcing to improve supply chain efficiency, reduce unit cost and increase profitability. In engine and transmission, OEMs differentiate on the basis of power and torque delivery, overall performance, reliability and fuel economy. OEMs have reduced their engine architectures globally into high volume engine families because these differentiating attributes require significant investment and many years of research and development. These engine families are now utilized across an increasing number of Vehicle Nameplates and are typically used for seven years or longer.

OEMs require suppliers to have robust engineering and product development expertise to optimize performance, profitability and overall cost. Furthermore, given the need to adapt to variations in regional markets and mitigate transportation and production risks, OEMs seek suppliers with manufacturing and product launch expertise near OEM locations.

Our Competitive Strengths

We believe we benefit from the following competitive strengths:

Market Leader with a Broad Portfolio of Metal-Forming Manufacturing Technologies and Processes

We are a leading provider of highly-engineered components used in Powertrain and Safety-Critical Platforms for the global light vehicle, commercial and industrial vehicle markets. We generated approximately 44% of our pro forma net sales in the growing engine and transmission categories. Our broad portfolio of metal-forming manufacturing technologies and process expertise is used in a wide range of highly-engineered and complex components, including engine connecting rods, balance shaft modules, turbo-charger housings; transmission gears, shafts and valve bodies; brake components; and wheel and axle components. At least one of our components was found on approximately 90% of the 16.2 million light vehicles built in North America in 2013, including all of the top 20 selling Platforms. Furthermore, our components were found on over 60% of the top 20 engine and transmission Platform total units produced in North America and Europe during 2013.

Focus on High Growth Product Categories

We provide a diverse range of metal-formed components used in key vehicle applications where power generation, power / torque transfer, strength and NVH are essential to performance, fuel economy and safety. Our broad product portfolio focuses on Powertrain and Safety-Critical applications, components which are among the largest and fastest growing dollar content categories within the vehicle. These product categories are expected to continue to grow in excess of broader vehicle production volume due to OEMs’ use of advanced engine and transmission technologies to meet increasingly stringent fuel economy and safety regulations. We believe we are well positioned to drive profitable sales growth by leveraging our core technologies, proven processes and strong customer relationships to capitalize on the positive secular and global market trends impacting Powertrain and Safety-Critical applications.

Difficult to Replicate Global Manufacturing Footprint

Our broad portfolio of global manufacturing assets provides us with a flexible and close-to-customer footprint that is difficult to replicate and creates substantial barriers to entry. Furthermore, our sophisticated engineering, technical and manufacturing teams bring decades of product and operations know-how to efficiently manufacture our products within the demanding performance and delivery requirements of our customers. Our worldwide manufacturing base includes 56 production facilities in 11 countries. Our broad portfolio of Advanced Machining and Assembly, Aluminum Die Casting, Forging, Iron Casting and Powder Metal Forming facilities gives us flexibility to produce complex, highly-engineered products on either a high or low volume basis.

Diversified and Long-Term Blue-Chip Customer Base

We have strong and longstanding relationships with leading global OEMs and Tier I suppliers, including Ford Motor Company (“Ford”), General Motors Company (“General Motors”), ZF Friedrichshafen AG (“ZF”), Toyota Motor Company (“Toyota”), Deere & Company (“Deere”) and Daimler Trucks North America LLC (“Daimler Trucks”). Our relationships with our five largest customers average more than 15 years. We believe these long-tenured relationships are the result of our ability to align with our customers to help them meet the industry’s increasingly stringent fuel economy, performance and safety standards. We are the sole-sourced provider for substantially all products we manufacture for a Program, and we typically supply our customers for the life of the Program, which can exceed 10 years. This provides us with significant revenue visibility. Once embedded in a Program, our products are difficult for competitors to displace due to the high costs and long lead times associated with re-engineering and revalidation, tooling development and the use of sophisticated materials in an exacting manufacturing process.

Technology and Manufacturing Leadership with Advanced Engineering and Demonstrated Launch Capabilities

We develop high quality, cost-effective solutions through our process expertise and our collaborative working relationships with our customers. In 2013, we successfully launched over 490 customized products for our customers across our global manufacturing base in 11 countries. Our launches and product and process development are supported by over 400 degreed engineers that use leading edge Computer Aided Design (“CAD”), Finite Element Analysis (“FEA”) and modeling and simulation tools to provide the design capabilities required by our customers. In addition to our core engineering talent, the success of our global product development and launch capability is supported by our entire workforce.

Culture of Continuous Improvement

We are committed to continuous improvement across our global operations and seek to generate ongoing efficiencies and cost savings while adhering to high standards of quality, safety and environmental compliance. Our manufacturing disciplines have a high level of conformity across sites, with a focus on sharing best practices, setting and measuring goals and monitoring key production indicators. Our culture of continuous improvement allows for product and process improvements throughout all of our operations, which have historically generated significant cost savings and increased efficiencies.

This culture of continuous improvement has led to our customers’ recognition of our technical capabilities, on-time delivery and quality performance. Over the past three years, we have received over 50 awards, and recently, Metaldyne received the 2013 GM Supplier of the Year—Powertrain Division Award, HHI received the 2013 Toyota Excellent Quality Performance Award and Grede received the 2013 Honda Excellence in Quality Award.

Strong Financial Profile with Focus on Cash Flow Generation

In 2013, we generated pro forma Adjusted EBITDA margin of 17% and pro forma Adjusted Free Cash Flow of $347.1 million. Our Adjusted EBITDA margin was 18% and our Adjusted Free Cash Flow was $240.8 million in 2013. Our attractive financial performance with strong cash flow generation is a result of our:

•	focus on Powertrain and Safety-Critical applications;

•	flexible, highly-variable cost structure;

•	culture of continuous improvement; and

•	disciplined capital investment philosophy.

We seek volume and pricing terms in our customer contracts based on generating sustainably attractive returns on invested capital and strong margins. We consistently evaluate our business portfolio and prioritize capital investment to optimize margins and overall returns.

Experienced and Entrepreneurial Management Team

Our management consists of an accomplished team with a history of generating attractive returns, accelerating growth, implementing operational productivity improvement plans and integrating businesses. Our senior leadership team is comprised of four executives who have over 110 years of combined relevant industry experience, and have established an entrepreneurial spirit and accountability throughout our company. Our senior leadership along with several levels of our management team has successfully led the identification, due diligence and integration of 15 strategic acquisitions over the past 10 years to support our global growth, further develop core competencies and expand manufacturing capabilities. Our management team also has extensive experience revitalizing businesses through cost management, plant rationalization and focusing product portfolios to improve revenues, expand margins and diversify end-markets and geographical presence. We have historically increased margins, cash flow and liquidity under the leadership of our management team.

Our Strategy

Our goal is to enhance our position as an industry leader in complex metal-formed components in Powertrain and Safety-Critical applications. The key elements of our strategy to achieve our goal are:

Capture Expected Growth in Powertrain and Safety-Critical Components

We will continue to develop customized and innovative products, technologies and processes to assist OEMs to meet increasingly stringent fuel efficiency, safety and performance standards. We believe our strong capabilities in metal-forming manufacturing technologies and value-added processes, highly trained personnel and broad portfolio of manufacturing assets will enable us to capture expected growth in Powertrain and Safety-Critical components, which are experiencing growth in excess of vehicle production volumes due to the trends in fuel economy and safety regulations.

Deliver Strong Profitability and Cash Flow Generation

We intend to maintain our financial discipline, and are focused on future Adjusted EBITDA growth, cash flow generation and return on invested capital. This culture is supported by our highly-variable cost structure and flexible capacity enabling us to manage our operations and costs to meet changing market conditions. We maintain raw material price pass-through arrangements with customers on substantially all of our products to reduce our exposure to raw material price fluctuations. We will continue to employ a disciplined approach to capital investment, focusing on projects with the most attractive rates of return. We believe our approach to new business opportunities, flexibility, highly-variable cost structure, culture of continuous improvement and disciplined capital investment philosophy positions us for strong growth, improved efficiencies and attractive margins in the future.

Capitalize on Global Scale and Capabilities

We will continue to support our global OEM and Tier I supplier customers with our close-to-customer footprint, global engineering and product launch capabilities. OEMs are increasingly standardizing engine and transmission designs to facilitate sharing across multiple Platforms and in some cases across different geographic regions. Our global customer base and manufacturing footprint also diversifies our revenue across various end-markets, geographies and industry cycles. We plan to continue to build our presence outside of North America, particularly in China, Mexico and Eastern Europe, where we have existing operations and are experiencing increased customer demand.

Take Advantage of Cross-Sell and Other Opportunities

We intend to cross-sell products and optimize capacity across our consolidated portfolio. As more of our customers adopt external value-added strategies, we believe that we are well positioned to capture this additional growth. We believe that we will continue to generate additional revenue and increase our value-added content by applying our core technologies and processes across our combined product offerings. We intend to leverage our combined manufacturing footprint across four continents and our technical and commercial centers in North America, Europe and Asia.

For example, HHI’s hot Forging product offerings are primarily located in North America. With Metaldyne’s global footprint and in-country know-how, we believe we can expand HHI’s product offering globally and capture additional market opportunities that were unavailable to HHI on a stand-alone basis. Further, Grede’s strong customer relationships outside of the light vehicle market provide HHI and Metaldyne access to blue-chip industrial equipment and heavy truck customers such as Deere, Caterpillar Inc. (“Caterpillar”) and Daimler Trucks (Freightliner, Western Star). In addition, through a coordinated approach on new Program opportunities and by accessing our broad portfolio of manufacturing technologies, customer relationships, global footprint and engineering expertise, we believe we will win incremental new business. We also expect to realize savings by pursuing selective vertical integration opportunities, taking advantage of our increased scale and certain cost synergy initiatives.

Pursue Selected Acquisitions and Strategic Alliances

We intend to opportunistically leverage our experience in identifying, acquiring and integrating acquisitions that allow us to grow globally, enhance our product portfolio and technologies, further diversify our customer base and generate synergies. While we have no present commitments or agreements to enter into any such acquisitions, we believe there are numerous attractive opportunities given the large number of complementary businesses in the industry, further supplier consolidation trends and a large number of private equity owned companies in the industry. We may also seek strategic alliances which allow us to pursue new opportunities with greater flexibility and lower capital at risk as well as provide us with access to new technologies, products and markets.

Company Organization and History

The reorganization of HHI, Metaldyne and Grede occurred on August 4, 2014 through the mergers of three separate wholly-owned merger subsidiaries of MPG. A brief summary of the history of each of HHI, Metaldyne and Grede follows:

•	HHI was formed in 2005 and, from 2005 through 2009, completed the strategic acquisitions of Impact Forge Group, LLC and Cloyes Gear and Products, Inc. and, following a §363 U.S. Bankruptcy Court supervised sale process, acquired certain assets and assumed specified liabilities from FormTech LLC, Jernberg Holdings, LLC and Delphi Automotive PLC’s wheel bearing operations. HHI was acquired by American Securities and certain members of HHI management on October 5, 2012 (the “HHI Transaction”).

•	Metaldyne was formed in 2009 as a new entity to acquire certain assets and assume specified liabilities from the former Metaldyne Corporation (“Oldco M Corporation”) following a §363 U.S. Bankruptcy Court supervised sale process. Oldco M Corporation was previously formed when MascoTech, Inc., a then-publicly traded company, was taken private and acquired Simpson Industries, Inc., another then-public company. Metaldyne was acquired by American Securities and certain members of Metaldyne management on December 18, 2012 (the “Metaldyne Transaction”).

•	Grede was formed in 2010 through a combination of the assets of the former Grede Foundries, Inc. and Citation Corporation, following a §363 U.S. Bankruptcy Court supervised sale process. Subsequently, Grede acquired Foseco-Morval Inc., GTL Precision Patterns Inc., Paxton-Mitchell Corporation, Virginia Castings Industries LLC, Teknik, S.A. de C.V. and Novocast, S.A. de C.V. and established a global alliance with Georg Fischer Automotive AG (Europe / China). Grede was acquired by American Securities and certain members of Grede management on June 2, 2014 (the “Grede Transaction”).

The following chart illustrates our simplified ownership structure after the Combination and immediately prior to this offering:

The Refinancing

On October 20, 2014, MPG Holdco I Inc., our wholly owned subsidiary (“MPG Holdco”), entered into a senior secured credit facility (the “Senior Credit Facilities”) in the aggregate amount of $1,600.0 million. The Senior Credit Facilities provide for (i) a seven-year $1,350.0 million term loan facility (the “Term Loan Facility”) and (ii) a five-year $250.0 million revolving credit facility (the “Revolving Credit Facility”). The Senior Credit Facilities are guaranteed by MPG and substantially all of our existing and future domestic restricted subsidiaries and are secured by substantially all of our and the guarantors’ assets on a first lien basis, subject, in each case, to certain limitations. On October 20, 2014, MPG Holdco also entered into an indenture pursuant to which it issued $600.0 million aggregate principal amount of its 7.375% Senior Notes due 2022 (the “Senior Notes”). The Senior Notes rank pari passu in right of payment with the Senior Credit Facilities, but are effectively subordinated to the Senior Credit Facilities to the extent of the value of the assets securing such indebtedness. For further information on the Senior Credit Facilities, see “Description of Other Indebtedness—Senior Credit Facilities.”

The net proceeds of the Senior Notes and the borrowings under the Senior Credit Facilities, together with cash on hand, were used to prepay all amounts outstanding under each of HHI, Metaldyne and Grede’s existing senior secured credit facilities as described below:

•	HHI’s senior secured credit facility consisting of (i) term loans in an original aggregate principal amount of $735.0 million (“HHI Term Loans”) and (ii) a $75.0 million revolving credit facility (“HHI Revolver” and together with the HHI Term Loans, the “HHI Credit Facilities”);

•	Metaldyne’s senior secured credit facility consisting of (i) a U.S. dollar term loan in an original aggregate principal amount of $537.0 million, (ii) a Euro denominated term loan in an original aggregate principal amount of €100.0 million (“Metaldyne Term Loans”) and (iii) a $75.0 million revolving credit facility (“Metaldyne Revolver” and together with the Metaldyne Term Loans, the “Metaldyne Credit Facilities”); and

•	Grede’s senior secured credit facility consisting of (i) term loans in an original aggregate principal amount of $600.0 million (“Grede Term Loans”) and (ii) a $75.0 million revolving credit facility (“Grede Revolver” and together with the Grede Term Loans, the “Grede Credit Facilities”).

We refer to the HHI Credit Facilities, the Metaldyne Credit Facilities and the Grede Credit Facilities as the “existing senior secured credit facilities.” Collectively, we refer to the refinancing transactions described above and the payment of fees and expenses related to the foregoing as the “Refinancing” in this prospectus.

Our Principal Stockholders

Immediately following the closing of this offering, American Securities is expected to own approximately 72.7% of our outstanding common stock, or 69.2% if the underwriters exercise their option to purchase additional shares in full from the selling stockholder. As a result, American Securities will be able to exert significant voting influence over fundamental and significant corporate matters and transactions. See “Risk Factors—Risks Related to Our Company and Our Organizational Structure” and “Principal and Selling Stockholder.”

American Securities may acquire or hold interests that compete directly with us, or may pursue acquisition opportunities which are complementary to our business, making such an acquisition unavailable to us. Our amended and restated certificate of incorporation will contain provisions renouncing any interest or expectancy held by our directors affiliated with American Securities in certain corporate opportunities. For further information, see “Risk Factors—Risks Related to Our Company and Our Organizational Structure.”

Headquartered in New York with an office in Shanghai, American Securities is a leading U.S. middle-market private equity firm that invests in market-leading North American companies. American Securities now has approximately $10 billion of assets under management and is investing from its sixth fund. The firm traces its roots to the family office founded in 1947 by William Rosenwald to invest and manage his share of the Sears, Roebuck & Co. fortune. American Securities focuses its core investments in the industrial sector including, general industrial, aerospace and defense, agriculture, environmental, automotive, recycling paper and packaging, power and energy, and specialty chemicals. American Securities has a strong understanding of our business and close relationships with the existing management. American Securities has a proven track record of successfully working with management teams to develop and implement strategies for sustained profitability.

Risks Affecting Our Business

Investing in our common stock involves substantial risk. Before participating in this offering, you should carefully consider all of the information in this prospectus, including risks discussed in “Risk Factors” beginning on page 23. Some of our most significant risks are:

•	volatility in the global economy impacting demand for new vehicles and our products;

•	a decline in vehicle production levels, particularly with respect to Platforms for which we are a significant supplier, or the financial distress of any of our major customers;

•	our dependence on large-volume customers for current and future sales;

•	our inability to realize all of the sales expected from awarded business or fully recover pre-production costs;

•	our inability to realize revenue expected from incremental business backlog;

•	a reduction in outsourcing by our customers, the loss of material production or Programs, or a failure to secure sufficient alternative Programs;

•	our significant competition;

•	our failure to offset continuing pressure from our customers to reduce our prices;

•	our failure to maintain our cost structure;

•	potential significant costs at our facility in Sandusky, Ohio;

•	disruption from the Combination of our operations and diversion of management’s attention; and

•	our limited history of working as a single company and the inability to successfully integrate HHI, Metaldyne and Grede.

Corporate Information

We are a Delaware corporation. MPG was incorporated on June 9, 2014. Our principal executive offices are located at 47659 Halyard Drive, Plymouth, MI 48170. Our telephone number at our principal executive offices is (734) 207-6200. Our corporate website is www.metaldyneperformancegroup.com. The information that appears on our website is not part of, and is not incorporated into, this prospectus.

The Offering

Common stock offered by the selling stockholder	15,384,615 shares (17,692,307 shares if the underwriters exercise their option to purchase additional shares in full)

Selling stockholder	The selling stockholder in this offering is an affiliate of American Securities. See “Principal and Selling Stockholder.”

Common stock to be outstanding after this offering	67,073,255 shares

Option to purchase additional shares of common stock	The underwriters have the option to purchase up to an additional 2,307,692 shares of common stock from the selling stockholder identified in this prospectus. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We will not receive any net proceeds from the sale of shares by the selling stockholder, including with respect to the underwriters’ option to purchase additional shares from the selling stockholder. See “Use of Proceeds” for additional information.

Dividend policy	After the completion of this offering, we intend to pay cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements, business prospects and other factors that our board of directors may deem relevant. Future agreements may also limit our ability to pay dividends. See “Dividend Policy” and “Description of Certain Indebtedness.”

Voting rights	Each share of our common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally. See “Description of Capital Stock.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 23 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

Proposed NYSE symbol	“MPG”

Unless otherwise indicated, the number of shares of common stock to be outstanding after this offering is based on 67,073,255 shares outstanding as of December 1, 2014 and:

•	excludes 4,890,035 shares of our common stock issuable upon exercise of outstanding stock options pursuant to previous plans sponsored by Metaldyne, HHI and Grede, which have a weighted average exercise price of $7.53 per share; and

•	excludes 5,900,000 shares of our common stock reserved for issuance under our 2014 Equity Incentive Plan (the “2014 Equity Incentive Plan”), of which (i) 651,413 restricted shares of our common stock are expected to be granted in connection with this offering, which number of shares is based on the midpoint of the range set forth on the cover page of this prospectus and (ii) options to purchase 1,552,255 shares of our common stock that were issued in connection with the Combination.

Unless otherwise indicated, all information in this prospectus:

•	gives effect to the Grede Transaction, the Combination and the Refinancing;

•	gives effect to our amended and restated certificate of incorporation, which will be in effect prior to the consummation of this offering;

•	assumes no exercise of the underwriters’ option to purchase up to 2,307,692 additional shares of common stock from the selling stockholder;

•	assumes an initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	gives effect to a 5-for-1 stock split of our common stock, which became effective on November 18, 2014 (the “stock split”).

SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

The following table sets forth our summary historical financial and other data for the periods and as of the dates indicated. We derived our summary consolidated statement of operations data and statement of cash flow data for the year ended December 31, 2013, Successor Period 2012, Predecessor Period 2012 and the year ended December 31, 2011 from our audited consolidated financial statements included elsewhere in this prospectus. We derived our summary consolidated statement of operations data and statement of cash flow data for the nine months ended September 28, 2014 and the nine months ended September 29, 2013 and our summary balance sheet data as of September 28, 2014 from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and results of operations as of such dates and for such periods. The Combination has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests, and, as such, the bases of accounting of HHI, Metaldyne and Grede were carried over to MPG. These consolidated financial statements reflect the retrospective application of MPG’s capital structure and consolidated presentation of the Combination for the Successor Period. Our historical capital structure has been retroactively adjusted to reflect our post-Combination capital structure for the Successor Period.

The summary unaudited pro forma information has been prepared to give pro forma effect to the Grede Transaction, the Combination, the Refinancing, 651,413 restricted shares of our common stock expected to be granted in connection with this offering, which number of shares is based on the midpoint of the range set forth on the cover page of this prospectus, the elimination of certain sponsor management fees and the consummation of this offering at an assumed initial public offering price of $19.50 per share, which is the midpoint of the range set forth on the cover page of this prospectus. The following summary unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated, nor is it indicative of future operating results.

The supplemental information for (i) our HHI segment for Successor Period 2012, (ii) our Metaldyne segment for Successor Period 2012 and (iii) our Grede segment for the 119-day period ended September 28, 2014 is derived from our consolidated financial statements included elsewhere in this prospectus.

The supplemental information for MD Investors Corporation for the 352-day period ended December 17, 2012 and the year ended December 31, 2011 is derived from the audited consolidated financial statements of MD Investors Corporation included elsewhere in this prospectus. This supplemental information is presented solely for the purposes of providing additional information for the periods prior to the Metaldyne Transaction as such results of operations are not included in our consolidated financial statements for such periods.

The supplemental information for Grede Holdings LLC for the year ended December 30, 2012 and the year ended January 1, 2012 is derived from audited consolidated financial statements of Grede Holdings LLC included elsewhere in this prospectus. The supplemental information for Grede Holdings LLC for the 154-day period ended June 1, 2014 and the nine months ended September 29, 2013 is derived from unaudited consolidated financial statements of Grede Holdings LLC not included in this prospectus. The supplemental information described above is presented solely for the purposes of providing additional information for the periods prior to the Grede Transaction as such results of operations are not included in our consolidated financial statements for such periods.

Our historical results are not necessarily indicative of future operating results and results of interim periods are not necessarily indicative of results for the entire year. You should read the information set forth below in conjunction with “Unaudited Pro Forma Financial Data,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto included elsewhere in this prospectus.

	Successor				Predecessor		Pro Forma
	Nine Months Ended		Year Ended December 31, 2013	Successor Period 2012 (1)	Predecessor Period 2012 (1)	Year Ended December 31, 2011	Nine Months Ended		Year Ended December 31, 2013
	September 28, 2014	September 29, 2013					September 28, 2014	September 29, 2013
	(In millions, except per share amounts)
	(unaudited)						(unaudited)
Statement of Operations Data:
Net sales	$1,954.8	$1,505.9	$2,017.3	$205.3	$680.5	$787.3	$2,381.8	$2,297.8	$3,052.9
Cost of sales	1,649.9	1,276.9	1,708.7	199.5	559.0	643.4	2,001.3	1,940.7	2,575.9

Gross profit	304.9	229.0	308.6	5.8	121.5	143.9	380.5	357.1	477.0
Selling, general and administrative expenses	134.3	89.1	123.2	14.4	116.6	34.7	161.1	170.6	225.4
Acquisition costs	13.0	—	—	25.9	13.4	—	—	—	—
Impairment loss	—	—	—	—	—	—	—	19.6	18.2

Operating profit (loss)	157.6	139.9	185.4	(34.5)	(8.5)	109.2	219.4	166.9	233.4
Interest expense, net	70.7	54.0	74.7	11.1	25.8	31.6	85.1	85.3	114.0
Other, net	(7.1)	5.5	17.8	1.5	2.4	6.3	(9.9)	0.6	11.3

Other expense, net	63.6	59.5	92.5	12.6	28.2	37.9	75.2	85.9	125.3

Income (loss) before tax	94.0	80.4	92.9	(47.1)	(36.7)	71.3	144.2	81.0	108.1
Income tax expense (benefit)	31.1	26.6	35.0	(15.2)	(11.1)	24.6	51.3	27.2	41.6

Net income (loss)	62.9	53.8	57.9	(31.9)	(25.6)	46.7	92.9	53.8	66.5
Income attributable to noncontrolling interest	0.3	0.2	0.3	0.0	0.2	0.1	0.3	0.2	0.3

Net income (loss) attributable to stockholders	$62.6	$53.6	$57.6	$(31.9)	$(25.8)	$46.6	$92.6	$53.6	$66.2

Net income (loss) per share attributable to stockholders: (2)
Basic	$0.93	$0.80	$0.86	$(0.48)	$(1.46)	$2.64	$1.38	$0.80	$0.99
Diluted	0.92	0.80	0.86	(0.48)	(1.46)	2.64	1.35	0.79	0.97

Basic weighted average shares outstanding	67.1	67.1	67.1	67.1	17.7	17.7	67.1	67.1	67.1
Diluted weighted average shares	67.9	67.1	67.1	67.1	17.7	17.7	68.6	67.9	67.9

Statement of Cash Flows Data:
Cash flows from operating activities	$190.6	$159.0	$234.3	$(1.8)	$64.7	$50.9
Cash flows from investing activities	(931.6)	(86.2)	(116.7)	(1,515.0)	(31.3)	(22.7)
Cash flows from financing activities	825.6	(52.4)	(91.1)	1,557.1	(27.3)	(24.3)
Effect of exchange rates on cash	(3.9)	1.0	1.4	—	0.3	(0.5)

Net increase in cash and cash equivalents	$80.7	$21.3	$27.9	$40.3	$6.4	$3.4

Other Data:
Adjusted EBITDA (3)	$353.0	$271.1	$363.1	$29.4	$113.8	$132.5	$419.2	$380.2	$508.8
Adjusted Free Cash Flow (3)	$250.8	$184.2	$240.8	$19.0	$81.2	$108.3	$305.2	$263.0	$347.1
Incremental business backlog (4)									$435.0

	As of September 28, 2014
	Actual(5)	Pro Forma(6)	Pro Forma As Adjusted(7)
	(In millions)
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$148.9	$119.7	$119.7
Property and equipment. net	724.5	724.5	724.5
Total assets	3,290.8	3,231.8	3,229.1
Long-term debt (including current portion)	1,949.6	1,970.7	1,970.7
Total debt	1,972.7	1,974.4	1,974.4
Total liabilities	2,747.6	2,727.1	2,728.1
Total stockholders’ equity	543.2	504.7	501.0

(1)	The period from January 1, 2012 to October 5, 2012 is referred to as “Predecessor Period 2012.” The period from October 6, 2012 to December 31, 2012 is referred to as “Successor Period 2012.”
(2)	For the year ended December 31, 2013 and Successor Period 2012, the weighted average shares outstanding were retrospectively adjusted to reflect our common stock outstanding upon completion of the Combination, and the equivalent shares for outstanding stock-based compensation awards were retrospectively adjusted to reflect the conversion of those awards into options to purchase shares of our common stock. For Predecessor Period 2012 and the year ended December 31, 2011, the weighted average shares outstanding reflect the capital structure of HHI prior to the HHI Transaction, and the equivalent shares for outstanding stock-based compensation reflect awards issued by HHI.
(3)	EBITDA is calculated as net income before interest expense, income tax expense (benefit) and depreciation and amortization. Adjusted EBITDA is calculated as EBITDA adjusted for:

•	(gain) loss on foreign currency;

•	(gain) loss on fixed assets;

•	debt transaction expenses;

•	stock-based compensation;

•	sponsor management fee;

•	non-recurring acquisition and purchase accounting related items; and

•	non-recurring operational items.

Adjusted Free Cash Flow is calculated as Adjusted EBITDA less capital expenditures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics—Adjusted Free Cash Flow.”

Adjusted EBITDA and Adjusted Free Cash Flow eliminate the effects of items that we do not consider indicative of our core operating performance. Adjusted EBITDA and Adjusted Free Cash Flow are supplemental measures of operating performance that do not represent and should not be considered as alternatives to net income, as determined under U.S. generally accepted accounting principles (“GAAP”), and our calculation of Adjusted EBITDA and Adjusted Free Cash Flow may not be comparable to those reported by other companies.

Management believes the inclusion of the adjustments to Adjusted EBITDA and Adjusted Free Cash Flow are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future. By providing these non-GAAP financial measures, together with a reconciliation to GAAP results, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing strategic initiatives. We believe Adjusted EBITDA and Adjusted Free Cash Flow are used by investors as supplemental measures to evaluate the overall operating performance of companies in our industry.

Management uses Adjusted EBITDA, Adjusted Free Cash Flow or comparable metrics:

•	as a measurement used in comparing our operating performance on a consistent basis;

•	to calculate incentive compensation for our employees;

•	for planning purposes, including the preparation of our internal annual operating budget;

•	to evaluate the performance and effectiveness of our operational strategies; and

•	to assess compliance with various metrics associated with our agreements governing our indebtedness.

Adjusted EBITDA and Adjusted Free Cash Flow have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. Some of the limitations are:

•	Adjusted EBITDA and Adjusted Free Cash Flow do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	Adjusted EBITDA and Adjusted Free Cash Flow do not reflect all GAAP non-cash and non-recurring adjustments;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA and Adjusted Free Cash Flow do not reflect the cash requirements for such replacements;

•	Adjusted EBITDA and Adjusted Free Cash Flow do not reflect our tax expense or the cash requirements to pay our taxes; and

•	Adjusted EBITDA and Adjusted Free Cash Flow do not reflect the non-cash component of employee compensation.

To address these limitations, we reconcile Adjusted EBITDA and Adjusted Free Cash Flow to the most directly comparable GAAP measure, net income. Further, we also review GAAP measures and evaluate individual measures that are not included in Adjusted EBITDA or Adjusted Free Cash Flow.

The following table reconciles net income to Adjusted EBITDA and Adjusted Free Cash Flow for the periods presented:

	Successor				Predecessor		Pro Forma
	Nine Months Ended		Year Ended December 31, 2013	Successor Period 2012 (a)	Predecessor Period 2012 (a)	Year Ended December 31, 2011	Nine Months Ended		Year Ended December 31, 2013
	September 28, 2014	September 29, 2013					September 28, 2014	September 29, 2013
	(In millions)
Net income (loss)	$62.9	$53.8	$57.9	$(31.9)	$(25.6)	$46.7	$92.9	$53.8	$66.5
Interest expense	70.7	54.0	74.7	11.1	25.8	31.6	85.1	85.3	114.0
Income tax expense (benefit)	31.1	26.6	35.0	(15.2)	(11.1)	24.6	51.3	27.2	41.6
Depreciation and amortization	152.4	119.9	163.4	18.7	20.0	22.9	181.8	172.0	232.7

EBITDA	317.1	254.3	331.0	(17.3)	9.1	125.8	411.1	338.3	454.8

(Gain) loss on foreign currency	(11.5)	1.5	2.3	1.5	—	—	(12.3)	3.4	4.1
(Gain) loss on fixed assets	1.5	0.7	1.4	—	(1.1)	0.1	1.3	0.8	1.5
Debt transaction expenses	2.8	4.5	6.0	—	2.4	6.4	—	—	—
Stock-based compensation	14.5	4.6	6.2	0.1	—	—	10.8	19.3	23.0
Sponsor management fee	3.7	3.0	4.0	0.6	0.7	1.2	—	—	—
Non-recurring acquisition and purchase accounting related items (b)	22.8	0.7	10.5	43.3	103.4	—	3.8	5.6	13.7
Non-recurring operational items (c)	2.1	1.8	1.7	1.2	(0.7)	(1.0)	4.5	12.8	11.7

Adjusted EBITDA	353.0	271.1	363.1	29.4	113.8	132.5	419.2	380.2	508.8
Capital expenditures	102.2	86.9	122.3	10.4	32.6	24.2	114.0	117.2	161.7

Adjusted Free Cash Flow	$250.8	$184.2	$240.8	$19.0	$81.2	$108.3	$305.2	$263.0	$347.1

(a)	The period from January 1, 2012 to October 5, 2012 is referred to as “Predecessor Period 2012.” The period from October 6, 2012 to December 31, 2012 is referred to as “Successor Period 2012.”
(b)	Comprised of acquisition and purchase accounting items including transaction related costs, inventory step-up and ASP MD purchase price adjustment.
(c)	Non-recurring operational items include charges for disposed operations, impairment charges, insurance proceeds, curtailment gain and other.

(4)	Incremental business backlog is calculated as anticipated net product sales from incremental business for the next three years at each year end, net of Programs being phased out and any foreign currency fluctuations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics—Incremental Business Backlog.”
(5)	Reflects the Grede Transaction and the Combination.
(6)	Gives further effect to the Refinancing assuming it occurred on September 28, 2014.
(7)	Gives further effect to the consummation of this offering, including payment of related fees and expenses, assuming it occurred on September 28, 2014.

Supplemental Information

HHI Segment Supplemental Information for Successor Period 2012

The following table sets forth the Adjusted EBITDA and Adjusted Free Cash Flow for our HHI segment for the period presented:

Successor Period 2012
(In millions)
HHI Segment Adjusted EBITDA (a)	$28.5
HHI Segment Capital Expenditures	8.5

HHI Segment Adjusted Free Cash Flow (b)	$20.0

(a)	Reconciliations of Adjusted EBITDA and Adjusted Free Cash Flow to net income, the most closely comparable GAAP measure, for our HHI segment are set forth below for the period presented.

Successor Period 2012
(In millions)
Net income (loss)	$(12.2)
Interest expense	9.7
Income tax expense (benefit)	(6.2)
Depreciation and amortization	15.2

EBITDA	6.5

Loss on debt extinguishment	—
(Gain) loss on foreign currency	—
(Gain) loss on fixed asset	—
Stock-based compensation	0.1
Sponsor management fee	0.5
Non-recurring acquisition expenses	21.4
Non-recurring operational items	—

Adjusted EBITDA	28.5
Capital Expenditures	8.5

Adjusted Free Cash Flow	$20.0

(b)	Adjusted Free Cash Flow is calculated as Adjusted EBITDA less capital expenditures.

Metaldyne Segment Supplemental Information for Successor Period 2012

The following table sets forth the Adjusted EBITDA and Adjusted Free Cash Flow for our Metaldyne segment for the period presented:

Successor Period 2012
(In millions)
Metaldyne Segment Adjusted EBITDA (a)	$0.9
Metaldyne Segment Capital Expenditures	1.9

Metaldyne Segment Adjusted Free Cash Flow (b)	$(1.0)

(a)	Reconciliations of Adjusted EBITDA and Adjusted Free Cash Flow to net income, the most closely comparable GAAP measure, for our Metaldyne segment are set forth below for the period presented.

Successor Period 2012
(In millions)
Net income (loss)	$(19.7)
Interest expense	1.4
Income tax expense (benefit)	(9.0)
Depreciation and amortization	3.5

EBITDA	(23.8)
Loss on debt extinguishment	—
(Gain) loss on foreign currency	1.5
(Gain) loss on fixed asset	—
Stock-based compensation	0.0
Sponsor management fee	0.1
Non-recurring acquisition expenses	21.9
Non-recurring operational items	1.2

Adjusted EBITDA	0.9
Capital Expenditures	1.9

Adjusted Free Cash Flow	$(1.0)

(b)	Adjusted Free Cash Flow is calculated as Adjusted EBITDA less capital expenditures.

MD Investors Corporation Supplemental Information

The following table sets forth the Adjusted EBITDA and Adjusted Free Cash Flow for MD Investors Corporation for the periods presented:

	352-Day Period Ended December 17, 2012	Year Ended December 31, 2011
	(In millions)
MD Investors Corporation Adjusted EBITDA (a)	$179.4	$146.6
MD Investors Corporation Capital Expenditures	38.0	34.3

MD Investors Corporation Adjusted Free Cash Flow (b)	$141.4	$112.3

(a)	Reconciliations of Adjusted EBITDA and Adjusted Free Cash Flow to net income, the most closely comparable GAAP measure, for MD Investors Corporation are set forth below for the periods presented.

	352-Day Period Ended December 17, 2012	Year Ended December 31, 2011
	(In millions)
Net income (loss)	$50.1	$39.3
Interest expense	21.9	23.1
Income tax expense (benefit)	29.9	38.5
Depreciation and amortization	32.8	31.8

EBITDA	134.7	132.7
Loss on debt extinguishment	2.2	13.2
(Gain) loss on foreign currency	4.5	(4.9)
(Gain) loss on fixed asset	(0.1)	—
Stock-based compensation	4.8	1.2
Sponsor management fee	4.9	4.4
Non-recurring acquisition expenses(i)	28.4	—

Adjusted EBITDA	179.4	146.6
Capital Expenditures	38.0	34.3

Adjusted Free Cash Flow	$141.4	$112.3

(i)	Represents fees and expenses related to the Metaldyne Transaction principally consisting of legal, financial advisory fees and compensation expenses.

(b)	Adjusted Free Cash Flow is calculated as Adjusted EBITDA less capital expenditures.

Grede Segment Supplemental Information for 119-Day Period Ended September 28, 2014

The following table sets forth the Adjusted EBITDA and Adjusted Free Cash Flow for our Grede segment for the period presented:

119-Day Period Ended September 28, 2014
(In millions)
Grede Segment Adjusted EBITDA (a)	$47.1
Grede Segment Capital Expenditures	13.3

Grede Segment Adjusted Free Cash Flow (b)	$33.8

(a)	Reconciliations of Adjusted EBITDA and Adjusted Free Cash Flow to net income, the most closely comparable GAAP measure, for our Grede segment are set forth below.

119-Day Period Ended September 28, 2014
(In millions)
Net income (loss)	$(6.8)
Interest expense	10.9
Income tax expense (benefit)	(3.2)
Depreciation and amortization	24.3

EBITDA	25.2
Loss on debt extinguishment	—
(Gain) loss on foreign currency	—
(Gain) loss on fixed asset	0.1
Stock-based compensation	1.2
Sponsor management fee	0.7
Non-recurring acquisition expenses	18.8
Non-recurring operational items	1.1

Adjusted EBITDA	47.1
Capital Expenditures	13.3

Adjusted Free Cash Flow	$33.8

(b)	Adjusted Free Cash Flow is calculated as Adjusted EBITDA less capital expenditures.

Grede Holdings LLC Supplemental Information

The following table sets forth the Adjusted EBITDA Adjusted Free Cash Flow for our Grede Holdings LLC for the periods presented:

	154-Day Period Ended June 1, 2014	Nine Months Ended September 29, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
	(In millions)
Grede Holdings LLC Adjusted EBITDA (a)	$66.5	$109.1	$149.7	$99.4
Grede Holdings LLC Capital Expenditures	11.8	30.3	47.6	27.1

Grede Holdings LLC Adjusted Free Cash Flow (b)	$54.7	$78.8	$102.1	$72.3

(a)	Reconciliations of Adjusted EBITDA and Adjusted Free Cash Flow to net income, the most closely comparable GAAP measure, for Grede Holdings LLC are set forth below.

	154-Day Period Ended June 1, 2014	Nine Months Ended September 29, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
	(In millions)
Net income (loss)	$(18.7)	$50.7	$86.3	$69.9
Interest expense	17.4	15.9	14.9	4.0
Income tax expense (benefit)	3.7	4.3	3.4	2.5
Depreciation and amortization	11.7	24.4	27.8	21.9

EBITDA	14.1	95.3	132.4	98.3
Loss on debt extinguishment	—	0.5	—	—
(Gain) loss on foreign currency	(0.8)	1.9	(1.0)	0.6
(Gain) loss on fixed asset	(0.1)	0.1	0.3	(0.1)
Stock-based compensation	47.2	—	1.4	0.6
Impairment loss(i)	—	—	4.2	—
Non-recurring acquisition expenses	3.8	0.4	—	—
Non-recurring operational items(ii)	2.3	10.9	12.4	—

Adjusted EBITDA	66.5	109.1	149.7	99.4
Capital Expenditures	11.8	30.3	47.6	27.1

Adjusted Free Cash Flow	$54.7	$78.8	$102.1	$72.3

(i)	Represents impairment loss for the year ended December 31, 2012 related to the closing of the Marion, Alabama foundry.
(ii)	In December 2012, Grede paid a distribution bonus to the award holders under its equity based compensation plan which was recognized as compensation expense.

(b)	Adjusted Free Cash Flow is calculated as Adjusted EBITDA less capital expenditures.

RISK FACTORS

An investment in our common stock involves a number of risks. Before making a decision to purchase our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus. The risks described below are those that we believe are the material risks we face. If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. As a result, the trading price of our common stock could decline and you may lose part or all of your investment.

Risks Relating to Our Business and Our Industry

Volatility in the global economy has, and may continue to have, a severe and negative impact on the demand for new vehicles and, in turn, our products.

The demand for and pricing of our products are subject to economic conditions and other factors present in the geographic markets where our products are sold. Demand for our products correlates to consumer demand for new vehicles containing our products. A worsening of global economic and political conditions, including through rising interest rates or inflation, high unemployment, increasing energy and fuel prices, declining real estate values, increased volatility in global capital markets, international conflicts, sovereign debt concerns, the potential for currency devaluation, an increase in protectionist measures and/or other factors, may result in lower consumer confidence, which has a significant impact on consumer demand for vehicles. In addition, the level of new vehicle purchases is affected by factors such as consumer preferences, consumer spending patterns and the vehicle replacement cycle. Our customers continually adjust their production of new vehicles in response to such conditions. If we are unsuccessful or are less successful than our competitors in adjusting to our customers’ responses to such conditions, we may be placed at a competitive disadvantage, which could have a material adverse effect on our business, financial condition and results of operations.

A decline in vehicle production levels, particularly with respect to Platforms for which we are a significant supplier, or the financial distress of any of our major customers, could have a material adverse effect on our business, financial condition and results of operations.

Demand for our products is directly related to the vehicle production levels of our OEM end-customers. New vehicle sales and production can be affected by general economic or industry conditions, the level of consumer demand, labor relations issues, fuel prices, fuel efficiency and vehicle safety regulations and other regulatory requirements, government initiatives, trade agreements, the availability and cost of credit, the availability to our customers and suppliers of critical components needed to complete the production of vehicles, restructuring actions of our customers, end-OEMs and suppliers and other factors. Financial difficulties experienced by any major customer could have a material adverse effect on us if such customer were unable to pay for the products we provide or we experienced a loss of, or material reduction in, business from such customer.

As a result of such difficulties, we could experience lost revenues, significant write-offs of accounts receivable, significant impairment charges or additional restructurings, sometimes significantly, from year-to-year, which, in turn, causes fluctuations in the demand for our products. The automotive industry is cyclical and sensitive to general economic conditions and other factors, including the global credit markets, interest rates, consumer credit and consumer spending and preferences. An economic downturn, severe weather or other adverse industry conditions that result in even a relatively modest decline in vehicle production levels could reduce our sales and thereby adversely affect our financial condition, results of operations and cash flows.

We are dependent on large-volume customers for current and future sales. The loss of any of these customers or a reduction in sales to these customers could have a material adverse impact on our business, financial condition and results of operations.

We depend on major vehicle OEMs for our sales. For example, Ford accounted for approximately 14% of our pro forma net sales for the year ended December 31, 2013. Furthermore, our financial results are closely correlated to production by Ford, General Motors, Chrysler Group LLC (“Fiat Chrysler”), Hyundai Motor Company (“Hyundai”) and Toyota, given our higher sales to these customers. For the year ended December 31, 2013, sales to these end-OEMs accounted for approximately 59% of our pro forma net sales. We may make fewer sales to these customers for a variety of reasons, including:

•	loss of awarded business;

•	reduced or delayed customer requirements;

•	customers insourcing business traditionally outsourced to us;

•	discontinuation of particular Platforms or Programs for which we are a significant or sole supplier;

•	strikes or other work stoppages affecting production by our customers;

•	disruption in the credit markets reducing the availability of financing for our customers’ businesses; or

•	reduced demand for our customers’ products.

The loss of, or consolidation of any one of these customers, or a significant decrease in business from, one or more of these customers could harm our business and reduce our revenues and cash flows and limit our ability to spread fixed costs over a larger sales base, which could have a material adverse effect on our business, financial condition and results of operations.

We may not realize all of the sales expected from awarded business and we may not fully recover pre-production costs, which could have a material adverse effect on our business, financial condition and results of operations.

The sales to be generated from awarded business are inherently subject to a number of risks and uncertainties, including the number of vehicles produced, the timing of vehicle production and the mix of options our customers, and the ultimate consumers, may choose. In addition, these factors together with industry conditions and competition could lead our customers to attempt to reduce fixed costs, including through facility closures. Facility closures relating to vehicle models for which we are a significant supplier could reduce our sales and result in losses and impairments with respect to certain of our Programs. Many customer purchase orders contain provisions that permit our customers to unilaterally cancel our contracts with limited or no notice. Our ability to obtain compensation from our customers for such cancellation, if the cancellation is through no fault of our own, is generally limited to the direct costs we have incurred for raw materials and work-in-process and, in certain instances, unamortized investment costs. If we do not realize all of the sales expected from awarded business, it could have a material adverse effect on our business, financial condition and results of operations.

Typically, it takes two to three years from the time an OEM or Tier I supplier awards us a Program until the Program is launched and we begin production. In many cases, we must commit substantial resources in preparation for production under awarded business well in advance of the customer’s production start date. If we are unable to recover pre-production costs, it could have a material adverse effect on our business, financial condition and results of operations.

We may not realize all of the revenue expected from incremental business backlog.

The realization of incremental revenues from awarded business is inherently subject to a number of risks and uncertainties, including estimates with respect to vehicle production levels on new and replacement Programs, customer price reductions, currency exchange rates and the timing of Program launches. We typically enter into agreements for the customers’ purchasing requirements for the entire production life of the vehicle. However, industry standard terms may contain certain provisions that allow for cancellation for convenience. In addition, anticipated net product sales information could differ significantly from actual firm orders or firm commitments, and awards of business do not represent guarantees of production volumes or revenues. We may not realize substantially all of the revenue from our incremental business backlog, which could have a material adverse effect on our business, financial condition and results of operations.

A reduction in outsourcing by our customers, or the loss of a material number of Programs, combined with a failure to secure sufficient alternative Programs, could have a material adverse effect on our business, financial condition and results of operations.

We depend on the outsourcing of components, modules and assemblies by vehicle manufacturers. The extent of vehicle manufacturer outsourcing is influenced by a number of factors, including: relative cost, quality and timeliness of production by suppliers as compared to vehicle manufacturers, capacity utilization, vehicle manufacturers’ perceptions regarding the strategic importance of certain components/modules to them, labor relations among vehicle manufacturers, their employees and unions, and other considerations. A reduction in outsourcing by vehicle manufacturers, or the loss of a material number of Programs combined with the failure to secure alternative Programs with sufficient volumes and margins, could have a material adverse effect on our business, financial condition and results of operations.

We face significant competition that could have a material adverse effect on our business, financial condition and results of operations.

The automotive supply industry is highly competitive. We compete with other automotive suppliers on the basis of price, technological innovation, quality, delivery, Program launch support and overall customer service, among other factors. Our competitors include a number of domestic and international suppliers, some of which have established strong relationships with OEMs. Our ability to compete successfully depends, in large part, on our success in continuing to innovate and manufacture products utilized in Programs or Platforms that have commercial success with consumers, differentiate our products from those of our competitors, continue to deliver quality products in the time frames required by our customers and maintain low-cost production. Our competitors may develop products that are superior to ours, produce similar products at a lower cost or adapt more quickly than we do to new technologies or evolving customer requirements. Competition can lead to price reductions, reduced margins and an inability to gain or hold market share. The inability to compete successfully could have a material adverse effect on our business, financial condition and results of operations.

We are under continuing pressure from our customers to reduce our prices.

As is common practice in the automotive industry, the majority of our products are sold under long-term contracts with prices scheduled at the time the contracts are established. Many of these contracts require us to reduce our prices in subsequent years. The inability to offset the impact of such price reductions through continued technology improvements, cost reductions or other productivity initiatives could have a material adverse effect on our business, financial condition and results of operations.

We could be materially adversely affected by any failure to maintain cost structure.

We believe that our strong operating margins and cash flow generation are the result of our strong customer relationships, innovative technologies, broad product portfolio and disciplined capital investment approach. There are many factors that could affect our ability to manage our cost structure that we are not able to control, including the need for unexpected significant capital expenditures and unexpected changes in commodity or component pricing that we are unable to pass on to our suppliers or customers. As a result, we may be unable to manage our operations to profitably meet current and expected market demand. Additionally, we have substantial indebtedness of approximately $1,981.3 million as of September 28, 2014 on a pro forma basis after giving effect to the Refinancing. Our inability to maintain our cost structure could adversely impact our operating margins and our results of operations.

We may incur significant costs at our facility in Sandusky, Ohio.

We currently manufacture wheel bearings for a large OEM customer at our facility in Sandusky, Ohio (the “Sandusky facility”). As part of our customer contract, we currently receive labor subsidies from this OEM customer which are scheduled to expire in September 2015. Concurrently with such expiration, our union contract at the Sandusky facility will expire. Although we plan to re-negotiate this union contract before expiration, we may be unsuccessful in doing so, which may cause significant labor disruptions at the Sandusky facility.

If we are unable to utilize the Sandusky facility to manufacture other products for current or new customers or to replace known attrition, we may discontinue operations at the Sandusky facility in the future. We may operate the Sandusky facility for a period of time with losses if we are unable to generate enough new revenue from current or new customers to offset known attrition. Further, we may operate the facility at losses for a period of time while we implement wind down and closure.

If we cease operations at the Sandusky facility, we may incur closure costs such as employee severance, asset disposition and other costs. For example, the lease term of the Sandusky facility continues to 2033, and we are currently contracted for approximately $4 million per year until the termination of the lease. We may be unsuccessful in renegotiating the Sandusky facility lease or we may need to make settlements or take other actions to terminate this lease and related obligations. The closure of the Sandusky facility could result in adverse publicity and have a material adverse effect on our business, financial condition and results of operations.

We may not be successful in consistently developing innovative products, processes and use of materials, which could have a material adverse effect on our business, financial condition and results of operations.

We continue to invest in technology and innovation which we believe will be critical to our long-term growth. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. If we are unsuccessful or are less successful than our competitors in consistently developing innovative products, processes and/or use of materials, we may be placed at a competitive disadvantage, which could have a material adverse effect on our business, financial condition and results of operations.

Vehicle models, engines or transmissions for which we manufacture products may be discontinued, which could have a material adverse effect on our business, financial condition and results of operations.

Our typical sales contract provides for supplying a customer with its product requirements for particular Programs, rather than manufacturing a specific quantity of components and systems. The initial terms of our sales contracts typically range from one to six years, with automatic renewal provisions that generally result in our contracts running for the life of the Program. Our contracts do not require our customers to purchase a minimum number of components or systems. The loss of awarded business or significant reduction in demand for vehicles for which we produce components and systems could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we experience Program launch difficulties, it could have a material adverse effect on our business, financial condition and results of operations.

The launch of new business is complex, and its success depends on a wide range of factors, including the production readiness of our and our suppliers’ manufacturing facilities and manufacturing processes, tooling, equipment, employees, initial product quality and other factors. Our failure to successfully launch new business could result in a loss of Program wins or a customer’s business, which could have a material adverse effect on our business, financial condition and results of operations.

The prices of raw materials and commodities we use could increase significantly, which could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to volatility in pricing of raw materials used in our manufacturing processes, such as steel scrap, steel bar, pig iron, aluminum, copper, molybdenum and other metallic materials. The costs of these products are subject to inflationary and market pricing pressures, and as such, have fluctuated over the past several years. Certain raw materials and other commodities used in our operations are generally only available from a few suppliers. Agreements with our suppliers generally contain pass-through price adjustments, therefore leaving our business vulnerable to increasing costs.

Although we also maintain pass-through arrangements with most of our customers, we may not always be able to effectively offset all of our increased raw material costs. Our ability to pass through increased raw material costs to our customers may be limited, and the recovery may be less than our cost and may be on a delayed basis, which impacts our operating income. These pricing pressures put significant operational and financial burdens on us and our suppliers. Our suppliers’ inability to handle raw material cost increases may lead to delivery delays, additional costs, production issues or quality issues with our suppliers in the future. To the extent we are unable to offset raw material and commodity price increases and fluctuations by passing price increases to our customers, by engineering products with reduced commodity content or otherwise, such price fluctuations or delays could have a material adverse effect on our business, financial condition and results of operations.

Our relationships with key third-party suppliers could be damaged or terminated, which could have a material adverse effect on our business, financial condition and results of operations.

We obtain raw materials and components from third-party suppliers. We typically source raw materials or components from single suppliers. Although we are generally able to substitute suppliers for raw materials and components without material short term costs, in some cases, it could be difficult and expensive for us to change suppliers. Various factors could result in the termination of our relationship with any supplier or the inability of suppliers to continue to meet our requirements on favorable terms. For example, volatility in the political or financial markets and uncertainty in the automotive sector could negatively impact the financial viability of certain key third-party suppliers. Severe financial difficulties at any of our suppliers could result in us being unable to obtain, on a timely basis and on similar economic terms, the quantity and quality of components and raw materials we require for the production of our products. In response to financial pressures, suppliers may also exit certain business lines or change the terms on which they are willing to provide raw materials and components to us. The loss of or damage to our relationships with these suppliers or any delay in receiving raw materials and components could impair our ability to deliver products to our customers and, accordingly, could have a material adverse effect on our business, financial condition and results of operations.

We rely on key machinery and tooling to manufacture components for Powertrain and Safety-Critical systems that cannot be easily replicated.

We currently depend on key machinery and tooling used to manufacture components for Powertrain and Safety-Critical systems. Our machinery and tooling are complex, cannot be easily replicated and have a long lead-time to manufacture. If there is a breakdown in such machinery and tooling, and we or our service providers are unable to repair in a timely fashion, obtaining replacement machinery or rebuilding tooling could involve significant delays and costs, and may not be available to us on reasonable terms. If we or our service providers our unable to repair our equipment or tooling, in some cases, it could take several months, or longer, for a supplier to begin providing machinery and tooling to specification. Any disruption of machinery and tooling supplies could result in lost or deferred sales and customer charges which could have a material adverse effect on our business, financial condition and results of operations.

A disruption in our supply or delivery chain could cause one or more of our customers to halt production, which could have a material adverse effect on our business, financial condition or results of operations.

In certain instances, we ship our products to customer vehicle assembly plants on a “just-in-time” basis in order for our customers to maintain low inventory levels. Our suppliers use a similar method in providing raw materials to us. However, the “just-in-time” method makes the logistics supply chain in our industry very vulnerable to disruptions. These disruptions may result for many reasons, including closures of supplier plants or critical manufacturing lines due to strikes, mechanical breakdowns, electrical outages, fire, explosions, as well as logistical complications resulting from weather or other natural disasters, mechanical failures and delayed customs processing. In addition, we may need to rely on suppliers in local markets that have not yet proven their ability to meet our requirements. The lack of even a small single subcomponent necessary to manufacture one of our products, for whatever reason, could force us to cease production, possibly for a prolonged period. Similarly, a potential quality issue could force us to halt deliveries while we validate our products. Even where products are ready to be shipped, or have been shipped, delays may arise before they reach our customer. If we fail to timely deliver, we may have to absorb our own costs for identifying the cause and solving the problem, as well as expeditiously producing and shipping replacement products. Additionally, if we are unable to deliver our products to our customers in a timely manner, our customers may be forced to cease production and may seek to recover losses from us, which could be significant. Thus, any supply chain disruption could cause the complete shutdown of an assembly line of one of our customers, which could expose us to material claims for compensation and have a material adverse effect on our business, financial condition and results of operations.

Our failure to increase production capacity could harm our business and damage our customer relationships. Conversely, expanding our production in times of overcapacity could have a material adverse effect on our results of operations.

We may be unable to expand our business, satisfy customer requirements, maintain our competitive position and improve profitability if we are unable to increase production capacity at our facilities to meet any increased demand for our products. Moreover, we may experience delays in receiving equipment and be unable to meet any increases in customer demand. Failure to satisfy customer demand may result in a loss of market share to competitors and may damage our relationships with key customers.

Due to the lead time required to produce the equipment used in our manufacturing process, it can take months and even years to obtain new machines after they are ordered. Accordingly, we are required to order production equipment well in advance of supplying components. In addition, the equipment used in our manufacturing process requires large capital investments. If our manufacturing facilities are not expanded or completed on a timely basis or if anticipated customer orders do not materialize, we may not be able to generate sufficient sales to offset the costs of new production equipment, which could have a material adverse effect on our results of operations. Furthermore, we rely on longer-term forecasts from our customers to plan our capital expenditures. If these forecasts prove to be inaccurate, either we may have spent too much on capacity growth, which could require us to consolidate facilities, or we may have spent too little on capital expenditures, in which case we may be unable to satisfy customer demand, either of which could have a material adverse effect on our business. Furthermore, our ability to establish and operate new manufacturing facilities and expand production capacity is subject to significant risks and uncertainties, including:

•	limitations in the agreements governing our indebtedness that restrict the amount of capital that can be spent on manufacturing facilities;

•	inability to raise additional funds or generate sufficient cash flow from operations to purchase raw material inventory and equipment or to build additional manufacturing facilities;

•	delays and cost overruns as a result of a number of factors, many of which are beyond our control, such as increases in raw material prices and long lead times or delays with equipment vendors;

•	delays or denials of required approvals by relevant government authorities;

•	diversion of significant management attention and other resources;

•	inability to hire qualified personnel; and

•	failure to execute our expansion plan effectively.

If we are unable to establish or successfully increase production capacity, as a result of the risks described above or otherwise, we may not be able to expand our business to meet any increased demand for our products. Alternatively, if we increase production capacity at our existing facilities, we may not be able to generate sufficient customer demand for our products to support the increased production levels, which could have a material adverse effect on our business, financial condition and results of operations.

We, our customers or our suppliers may be unable to obtain and maintain sufficient debt financing, including working capital lines.

Interest rate fluctuations, financial market volatility and global credit market disruptions have made, and may continue to make, it difficult for companies to raise and maintain necessary operating liquidity. While we believe we have sufficient liquidity to operate, there can be no assurance that we will continue to have such ability. Our working capital requirements can vary significantly depending, in part, on the level, variability and timing of the worldwide vehicle production of our OEM customers and the payment terms with our customers and suppliers. Our liquidity could be adversely impacted if circumstances arose causing our suppliers to suspend trade credit terms and require payment in advance or payment upon delivery. In addition, we may be required to raise capital from other sources, which may not be available to us on satisfactory terms and in adequate amounts, if at all.

Many of our customers and suppliers require significant financing to operate their businesses. Longer-term disruptions in the credit markets could further adversely affect our customers by making it increasingly difficult for them to obtain financing for their businesses and for their customers to obtain financing for vehicle purchases. If capital is not available to our customers and suppliers, or if its cost is prohibitively high, their businesses would be negatively impacted, which could result in their restructuring or even reorganization or liquidation under applicable bankruptcy laws. As a result, the need of our customers for, and their ability to purchase, our products may decrease, and our suppliers may increase their prices, reduce their output or change their terms of sale. Any inability of our customers to pay us for our products and services, or any demands by suppliers for different payment terms, could have a material adverse effect on our business, financial condition and results of operations. Furthermore, our suppliers may not be successful in generating sufficient sales or securing alternate financing arrangements and therefore may no longer be able to supply goods and services to us. In that event, we would need to find alternate sources of these goods and services, and there is no assurance that we would be able to find such alternate sources on favorable terms, if at all. Any such disruption in our supply chain could adversely affect our ability to manufacture and deliver our products on a timely basis, which in turn could have a material adverse effect on our business, financial condition and results of operations. We may be unable to fully mitigate or offset the adverse impact of such events.

If we are unable to satisfy our significant lease obligations, it could have a material adverse effect on our business, financial condition and results of operations.

We lease many of our manufacturing facilities and certain capital equipment. Rental expense for operating leases was $11.5 million, $1.6 million, $5.3 million and $7.2 million for the year ended December 31, 2013, Successor Period 2012, Predecessor Period 2012 and the year ended December 31, 2011, respectively. A failure to pay our lease obligations would constitute a default allowing the applicable landlord or lessor to pursue remedies available to it under our leases and applicable law, which could include taking possession of property that we utilize in our business resulting in our failure to supply customers and, in the case of facility leases, evicting us, which could have a material adverse effect on our business, financial condition and results of operations.

We may incur significant costs if we close any of our manufacturing facilities.

Although there are no plans to do so at this time, we may, from time to time, close high cost or less efficient manufacturing facilities. If we must close any of our facilities because of the consolidation of facilities, loss of business, or due to cancellation of Programs for which we manufacture products, the employee severance, asset retirement and other costs to close these facilities may be significant. In certain locations where our facilities are subject to leases, we may continue to incur significant costs in accordance with the existing lease terms. We may be unsuccessful in renegotiating these leases or we may need to make large settlements or take other actions to terminate our leases. We attempt to align production capacity with demand; however, we cannot provide any assurance that we will not close manufacturing facilities in the future, which could result in adverse publicity and have a material adverse effect on our business, financial condition and results of operations.

A catastrophic loss of one of our key manufacturing facilities could have a material adverse effect on our business, financial condition and results of operations.

While we manufacture our products in several facilities and maintain insurance covering our facilities, including business interruption insurance, a catastrophic loss of the use of all or a portion of one of our manufacturing facilities due to accident, labor issues, weather conditions, acts of war, political unrest, terrorist activity, natural disaster or otherwise, whether short- or long-term, could have a material adverse effect on our business, financial condition and results of operations.

Our ability to operate effectively could be impaired if we are unable to recruit and retain key personnel.

Our success depends, in part, on the efforts of our executive officers and other key senior managers and employees. In addition, our continued success depends in part on our ability to recruit, retain and motivate highly skilled sales, manufacturing and engineering personnel. Competition for persons in our industry is intense, and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to recruit and retain the necessary personnel, our ability to obtain new customers and retain existing customers, develop new products and provide acceptable levels of customer service could suffer, which could have a material adverse effect on our business, financial condition and results of operations.

We have entered into employment agreements with certain of our key personnel. However, we cannot ensure that these individuals will stay with us. If any of these persons were to leave our company, it could be difficult to replace them, and our operations, ability to manage day-to-day aspects of our business and efforts to improve our cost competitiveness may be impaired, which could have a material adverse effect on our business, financial condition and results of operations.

Any failure to maintain satisfactory labor relations could have a material adverse effect on our business, financial condition and results of operations.

Approximately 23% of our employees are members of U.S. industrial trade unions employed under the terms of collective bargaining agreements and approximately 16% of our employees are employed under international workers councils. There can be no assurance that future negotiations with our labor unions will be resolved favorably or that we will not experience a work stoppage or disruption that could have a material adverse impact on our business, financial condition and results of operations. Certain terms contained in existing collective bargaining agreements may reduce our flexibility, or result in increased labor costs, to close or repurpose our manufacturing facilities. In addition, there can be no assurance that such future negotiations will not result in labor cost increases or other terms and conditions that could have a material adverse effect on our business, financial condition and results of operations.

We face pension and other postretirement benefit obligations.

Although most of our legacy pension and other postretirement benefit obligations were eliminated through our prior restructuring processes, we have limited pension and other postretirement benefit obligations to certain of our associates and retirees. Our ability to satisfy the funding requirements associated with our pension and other postretirement benefit obligations to our employees and retirees will depend on our cash flow from operations and our ability to access credit and the capital markets. The funding requirements of these benefit plans and the related expense reflected in our financial statements are affected by several factors that are subject to an inherent degree of uncertainty and volatility including government regulation. For example, the pensions regulator in the United Kingdom has power in certain circumstances to issue contribution notices (“CNs”) or financial support directions (“FSDs”) to MPG in respect of the underfunded U.K. defined benefit pension scheme (the “U.K. DB Plan”) which, if issued, could result in additional liabilities. Liabilities imposed under a CN or a FSD may equal the difference between the value of the assets of the U.K. DB Plan and the cost of buying out the benefits of participants of the U.K. DB Plan. In practice, the risk of a CN being imposed may inhibit our freedom to undertake certain corporate activities without first seeking the agreement of the trustees of the U.K. DB Plan. Additional security may need to be provided to the trustees of the U.K. DB Plan before certain corporate activities can be undertaken (such as the payment of an unusual dividend) and any additional funding of the U.K. DB Plan may have an adverse effect on our financial condition and the results of our operations. Key assumptions used to value our benefit obligations and the cost of providing such benefits, funding requirements and expense recognition include the discount rate, the expected long-term rate of return on pension assets, the health care cost trend rate and assumptions underlying actuarial methods. If the actual trends in these factors are less favorable than our assumptions, we may have to contribute cash to fund our obligations under these plans, thereby reducing the funds available to fund our operations, which could have a material adverse effect on our business, financial condition and results of operations. As of September 28, 2014, our unfunded pension obligations were approximately $28.1 million.

Product recalls by vehicle manufacturers could negatively impact our production levels, which could have a material adverse effect on our business, financial condition and results of operations.

Historically, there have been significant product recalls by some of the world’s largest vehicle manufacturers. Recalls may result in decreased vehicle production as a result of a manufacturer focusing its efforts on the problems underlying the recall rather than generating new sales volume. In addition, consumers may elect not to purchase vehicles manufactured by the vehicle manufacturer initiating the recall, or by vehicle manufacturers in general, while the recalls persist. We do not maintain insurance in the United States for product recall matters, as such insurance is not generally available on acceptable terms. Any reduction in vehicle production volumes, especially by our OEM customers, could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks related to our global operations.

For the year ended December 31, 2013, 27% of our pro forma net sales were derived from sales to customers outside the United States. We have manufacturing facilities in Brazil, China, the Czech Republic, France, Germany, India, Mexico, South Korea, Spain and the United Kingdom which accounted for 23% of our pro forma net sales for the same period. We also sell our products to customers in countries in which we do not have manufacturing facilities, such as Canada, Austria, Sweden, Hungary and Italy. Our global operations are subject to various risks, including:

•	exposure to local economic conditions;

•	exposure to local political conditions, including expropriation of our facilities and nationalization by a government;

•	compliance with export control provisions in several jurisdictions, including the United States, the European Union and China;

•	changes in laws and regulations, including the laws and policies of the United States and other countries affecting trade and foreign investment;

•	transport availability and costs;

•	changes in tax law (including as related to the Combination);

•	unexpected changes in regulatory requirements;

•	exposure to liabilities under the U.S. Foreign Corrupt Practices Act (the “FCPA”), the U.K. Bribery Act and similar laws;

•	government imposed investment and other restrictions or requirements;

•	exposure to local social unrest, including any resultant acts of war, terrorism or similar events;

•	exposure to local public health issues and the resultant impact on economic and political conditions;

•	increased risk of corruption;

•	currency exchange rate and interest rate fluctuations;

•	hyperinflation in certain countries;

•	increased reliance on local suppliers that have not proven their ability to meet our requirements;

•	the risk of government-sponsored competition;

•	difficulty enforcing agreements and collecting receivables through certain legal systems;

•	variations in protection of intellectual property and other legal rights;

•	more expansive legal rights of labor unions;

•	social laws that prohibit or make cost-prohibitive certain restructuring actions;

•	adverse weather and natural disasters, such as heavy rains and flooding;

•	increases in working capital requirements related to long supply chains or regional terms of business;

•	controls on the repatriation of cash, including the imposition or increase of withholding and other taxes on remittances and other payments by our subsidiaries; and

•	foreign currency exchange controls, export and import restrictions, such as antidumping duties, tariffs and embargoes, including restrictions promulgated by the Office of Foreign Assets Control of the United States Department of the Treasury, and other trade protection regulations.

As we continue to expand our business globally, our success will depend in large part on our ability to anticipate and effectively manage these and other risks associated with our global operations. However, any of these factors could adversely affect our global operations and, consequently, have a material adverse effect on our business, financial condition and results of operations.

Expanding our global operations and entering new geographic markets pose competitive threats and commercial risks.

As part of our long-term growth strategy, we seek to further expand our operations globally and enter into new geographic markets. Such growth requires investments and resources that may not be available to us as needed. We cannot guarantee that we will be successful in our global expansion and, if we sign new contracts, we cannot guarantee that we will meet the needs of these customers and compete favorably in these markets. If these customers experience reduced demand for their products or financial difficulties, our future prospects will be negatively affected as well, and we may not be able to recover the costs associated with such efforts, which could have a material adverse effect on our business, financial condition and results of operations.

Foreign exchange rate fluctuations may have a material adverse effect on our results of operations.

As a result of our global operations, we generate a significant portion of our sales and incur a significant portion of our expenses in currencies other than the U.S. dollar. To the extent that we have significantly more costs than sales generated in a currency other than the U.S. dollar, we are subject to risk if the currency in which our costs are paid appreciates against the currency in which we generate sales because the appreciation effectively increases our cost in that country. We may selectively employ derivative instruments to reduce our foreign currency exchange risk. These instruments may be ineffective or may not offset more than a portion of the adverse financial impact resulting from foreign currency variations. The financial condition, results of operations and cash flows of some of our operating entities are reported in currencies other than the U.S. dollar and then translated into U.S. dollars at the applicable exchange rate for inclusion in our financial statements. As a result, appreciation of the U.S. dollar against these other currencies generally will have a negative impact on our reported sales and profits while depreciation of the U.S. dollar against these other currencies will generally have a positive effect on reported sales and profits. Our primary currency exposures are the Euro, Mexican Peso, Korean Won and Chinese Renminbi. Any significant decline in the value of these currencies as compared to the U.S. dollar may have a material adverse effect on our results of operations.

We are subject to governmental regulations that are already extensive and are growing, which will increase our costs and could have a material adverse effect on our business, financial condition and results of operations.

We and the automotive industry are subject to a variety of federal, state, local and international laws and regulations, including those relating to the reporting of certain claims, and those affecting taxes and levies, healthcare costs, and safety and international trade and immigration, among other things, all of which may have a direct or indirect effect on our business. In addition, compliance with complex U.S. and international laws and regulations that apply to our international operations increases our cost of doing business and, in some cases, restricts our ability to conduct business. These regulations are numerous and sometimes conflicting, and include import and export laws, sanctioned country restrictions, competition (or anti-trust) laws, anti-corruption laws, such as the FCPA and the U.K. Bribery Act, data privacy requirements, tax laws and accounting requirements. Violations of these laws and regulations could result in civil and criminal fines, penalties and sanctions against us, our officers or our employees, as well as prohibitions on the conduct of our business and on our ability to offer our products in one or more countries, and could have a material adverse effect on business, financial condition and results of operations.

We may incur material costs related to legal proceedings, which could have a material adverse effect on our business, financial condition and results of operations.

From time to time, we are involved in legal proceedings, claims or investigations that are incidental to the conduct of our business. Some of these proceedings could allege damages against us relating to product warranties, product liability claims, environmental liabilities, personal injury claims, taxes, employment matters, intellectual property infringement or commercial or contractual disputes. Estimated warranty costs related to product warranties are accrued once the liability has become both probable and reasonably estimable, and we do not maintain insurance for warranty matters in the United States. We may incur substantial warranty expense related to existing or new products now or in the future or expansion in customer warranty programs. We cannot ensure that the costs, charges and liabilities associated with legal proceedings, claims or investigations will not be material or that those costs, charges and liabilities will not exceed any related amounts accrued in our financial statements or be mitigated in any way by insurance. In future periods, we could be subject to cash costs or non-cash charges to earnings if any of these matters is resolved unfavorably to us. These proceedings and claims may have a material adverse effect on our business, financial condition and results of operations.

We rely upon trademarks, copyrights, patents and contractual restrictions to protect our know-how, trade secrets and other intellectual property. Failure to protect our intellectual property rights may undermine our competitive position and protecting our rights or defending against third-party allegations of infringement may be costly, which could have a material adverse effect on our business, financial condition and results of operations.

Protection of proprietary processes, know-how, trade secrets, documentation and other technology is critical to our business. Failure to protect, monitor and control the use of our existing know-how, trade secrets and other intellectual property rights could cause us to lose our competitive advantage and incur significant expenses. We rely on trademarks, copyrights, patents and contractual restrictions to protect our know-how, trade secrets and other intellectual property rights. However, the measures we take to protect our know-how, trade secrets and other intellectual property rights may be insufficient. While we enter into confidentiality and proprietary rights agreements and agreements for assignment of invention with our employees and third parties to protect our know-how, trade secrets and intellectual property rights, such agreements and assignments could be breached and may not provide meaningful protection. Also, others may independently develop technologies or products that are similar to ours. In such case, our know-how and trade secrets would not prevent third parties from competing with us. Third parties may seek to oppose, cancel or invalidate our intellectual property rights, which could have a material adverse effect on our business, financial condition and results of operations. As of September 28, 2014, we held approximately 130 issued patents in the United States and foreign jurisdictions covering a number of innovations and product ideas. Our patents expire on various dates through 2031.

The costs associated with the protection of our know-how, trade secrets, intellectual property and our proprietary rights and technology are ongoing. Third parties or employees may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could harm our business and operating results. Policing unauthorized use of intellectual property rights can be difficult and expensive, and adequate remedies may not be available. Failure to protect or enforce our intellectual property rights may undermine our competitive position and protecting our rights or defending against third-party allegations of infringement may be costly, which could have a material adverse effect on our business, financial condition and results of operations.

If we fail to comply with our obligations in our intellectual property license agreements with third parties we could lose license rights that are important to our business.

We are a party to a number of intellectual property license agreements with third parties and expect to enter into additional license agreements in the future. Our existing license agreements impose, and we expect that any future license agreements will impose, various diligence, royalty and other obligations on us. If we fail to comply with these obligations, our licensors may have the right to terminate these agreements, in which event we might not be able to develop and market any product that is covered by these agreements. Termination of these licenses or reduction or elimination of our licensed rights may result in our having to negotiate new or reinstated licenses with less favorable terms. The occurrence of such events could have a material adverse effect on our business, financial condition and results of operations.

If our technology infringes on the proprietary rights of others, our ability to compete may be impaired.

Third parties may bring legal claims, or threaten to bring legal claims, against us that their intellectual property rights are being infringed or violated by our use of intellectual property. Litigation or threatened litigation, regardless of merit, could be costly, time consuming to defend, require us to redesign our products or manufacturing processes, if feasible, distract our senior management from operating our business and require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property. Any such royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. In addition, any payments we are required to make and any injunctions with which we are required to comply as a result of infringement claims could be costly. Any legal claims or litigation could have a material adverse effect on our business, financial condition and results of operations.

If a third party claims to have licensing rights with respect to components we purchased from a vendor, we may be obligated to cease using these components, incur associated costs associated if the vendor is unwilling or unable to reimburse us and be subject to liability under various civil and criminal causes of action, including damages and injunctions. Additionally, we will be required to purchase new components to replace any we have purchased and are unable to use. Any such events could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to respond quickly enough to changes in technology and technological risks and to develop our intellectual property into commercially viable products, through our research and development or otherwise, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in legislative, regulatory or industry requirements or in competitive technologies, including manufacturing processes, may render certain of our products obsolete or less attractive or may result in our operations not being cost-competitive. Our ability to anticipate changes in technology and regulatory requirements and to successfully develop and introduce new and enhanced products on a timely basis will be a significant factor in our ability to remain competitive. Although we invest resources in research and development in order to do so, we cannot ensure that we will be able to achieve the technological advances that may be necessary for us to remain competitive or that certain of our products will not become obsolete. Research and development process is time-consuming and costly, and offers uncertain results. We may not be able through our research and development efforts to keep pace with improvements in technology of our competitors, and licenses for technologies that would enable us to keep pace with our competitors may not be available on commercially reasonable terms if at all.

We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance of our customers’ Programs or Platforms, delays in product development and failure of products to operate properly. If we are unable to respond quickly to changes in technology, customer demands or regulatory requirements, it could have a material adverse effect on our business, financial condition and results of operations.

To compete effectively in the automotive supply industry, we must be able to launch new products to meet our customers’ demands in a timely manner. We cannot ensure, however, that we will be able to install and validate the equipment needed to produce products for new customer Programs in time for the start of production or that the transitioning of our manufacturing facilities and resources to full production under new product Programs will not impact production rates or other operational efficiency measures at our facilities. In addition, we cannot ensure that our customers will execute on schedule the launch of their new product Programs, for which we might supply products. We may fail to successfully launch or be affected by our customers’ delay in introducing new Programs, and our customers may fail to successfully launch new Programs, which could have a material adverse effect on our business, financial condition and results of operations.

Any acquisitions or joint ventures we make could disrupt and materially harm our business.

We may grow through acquisitions of complementary businesses, products or technologies, or by entering into joint ventures. Acquisitions or strategic alliances involve numerous risks, including:

•	difficulties in the integration of the acquired businesses or incorporating joint ventures;

•	the diversion of our management team’s attention from other business concerns;

•	uncertainties in assessing the value, strengths and potential profitability of, and identifying the extent of all weaknesses of, acquisition candidates;

•	the assumption of unknown liabilities, including environmental, tax, pension and litigation liabilities, and undisclosed risks impacting the target;

•	adverse effects on existing customer and supplier relationships;

•	incurrence of substantial indebtedness;

•	potentially dilutive issuances of equity securities;

•	integration of internal controls;

•	entry into markets in which we have little or no direct prior experience;

•	the potential loss of key customers, management and employees of an acquired business;

•	potential integration or restructuring costs;

•	the ability to achieve operating and financial synergies; and

•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying our rationale for pursuing the acquisition or joint venture.

We cannot ensure that we will be able to successfully integrate acquisitions or incorporate joint ventures that we undertake or that such acquisitions or joint ventures will perform as planned or prove to be beneficial to our business and results of operations. The occurrence of any one or more of these factors could cause us not to realize the benefits anticipated to result from an acquisition or a joint venture, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to environmental requirements and risks as a result of which we may incur significant costs, liabilities and obligations, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to a variety of environmental laws, regulations, initiatives and permits that govern, among other things: activities or operations that may have an adverse environmental effect; soil, surface water and groundwater contamination; the generation, storage, handling, use, disposal and transportation of hazardous materials and hazardous waste; the emission and discharge of materials, including greenhouse gases into the environment; and health and safety. Failure to comply with these laws, regulations or permits could result in fines or sanctions, obligations to investigate or remediate existing or potential contamination, third-party property damage claims, personal injury claims, or modification or revocation of operating permits and may lead to temporary or permanent business interruptions. Environmental laws, regulations and permits, and the enforcement thereof, change frequently, and have tended to become increasingly stringent over time which may necessitate substantial capital expenditures or operating costs or may require changes of production processes. Compliance with the requirements of laws and regulations affect ongoing operations and may increase capital costs and operating expenses, particularly if the applicable laws and regulations become increasingly stringent or more stringently enforced in the future. In addition, we may be required to use different materials in our production due to changing environmental restrictions or due to customer specifications. Material substitution may cause us to incur additional capital and operating costs.

We endeavor to conduct our operations according to all legal requirements, but we may not be in complete compliance with such laws and regulations at all times. We use, and in the past have used, hazardous materials and we generate, and in the past have generated, hazardous wastes. In addition, many of the locations that we own or operate used hazardous materials either before or after we were involved with those locations. We may be subject to claims under international, federal and state statutes and/or common law doctrines for personal injury, property damages, natural resource damages and other damages, as well as the investigation and clean up of soil, surface water, groundwater and other media. Such claims may arise, for example, out of current or former activities at sites that we own or operate currently, as well as at sites that we owned or operated in the past, and at contaminated sites that have always been owned or operated by third parties. Our liability for such claims may be joint and several, so that we may be held responsible for more than our share of the remediation costs or other damages, or even for the entire cost without being entitled to claim compensation from third parties. We have from time to time been subject to claims arising out of contamination at our own and other facilities and may incur such liabilities in the future. Our costs, liabilities and obligations relating to environmental matters may have a material adverse effect on our business, financial condition and results of operations.

Additionally, our OEM customers are subject to significant environmentally focused state, federal, international and foreign laws and regulations that regulate vehicle emissions, fuel economy and other matters related to the environmental impact of vehicles. To the extent that such laws and regulations ultimately increase or decrease automotive vehicle production, such laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

We could be adversely impacted by climate change and related energy legislation and regulation.

Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulating greenhouse gas emissions and energy policies. Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations or on the production of, or demand for, vehicles.

In addition, the physical occurrence of severe weather conditions or one or more natural disasters, whether due to climate change or naturally occurring, such as tornadoes, hurricanes and earthquakes in the United States or in a country in which we operate or in which our suppliers or customers are located could have a material adverse effect on our business, financial condition and results of operations. Such events could result in:

•	physical damage to and complete or partial closure of one or more of our or our customers’ manufacturing facilities;

•	temporary or long-term disruption in the supply of raw materials from our suppliers;

•	disruptions to our production or ability of our employees to work efficiently; and/or

•	disruptions or delays in the transport of our products to our customers or their vehicles to their customers.

Seasonality in the automotive industry could have a material adverse effect on our business, financial condition and results of operations.

The automotive industry in which we operate is seasonal. Some of our largest OEM customers typically shut down vehicle production during certain months or weeks of the year. For example, our OEM customers in Europe typically shut down operations during portions of July and August and one week in December, while our OEM customers in North America typically close assembly plants for two weeks in July and one week in December. During these downturns, our customers will generally reduce the number of production days because of lower demands and reduce excess vehicle inventory. Such seasonality could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to a number of different tax uncertainties, which could have a material adverse effect on our results of operations.

We are required to pay taxes in multiple jurisdictions. We determine the tax liability we are required to pay based on our interpretation of applicable tax laws and regulations in the jurisdictions in which we operate. We may be subject to unfavorable changes, including retroactive changes, in the tax laws and regulations to which we are subject. We are subject to tax audits by governmental authorities in the United States and numerous non-U.S. jurisdictions, which are inherently uncertain. Negative or unexpected results from one or more such tax audits could adversely affect our results of operations. Tax controls and changes in tax laws or regulations or the interpretation given to them may expose us to negative tax consequences, including interest payments and potential penalties, which could have a material adverse effect on our results of operations.

We or certain of our subsidiaries may become subject to net income taxation in additional jurisdictions, which could have a material adverse effect on our results of operations.

We or one or more of our subsidiaries may become treated as resident or as otherwise being engaged in a trade or business or having a permanent establishment in one or more jurisdictions in which we currently believe we or the relevant subsidiary is not so treated. If that were to happen, we or the relevant subsidiary would be subject to net income taxation in that jurisdiction on some or all of our or the relevant subsidiary’s income (depending on the jurisdiction and the circumstances). There could be many possible causes for such treatment, including activities indicating that management and control of our company or of the relevant subsidiaries are exercised in that jurisdiction, the nature of our activities and operations in that jurisdiction, or the location of our assets or use of our products in that jurisdiction. No assurance can be given that we will not be subject to such taxes retroactively or prospectively or that such taxes will not be substantial. The imposition of such taxes could have a material adverse effect on our results of operations.

The mix of profits and losses in the various jurisdictions in which we conduct our business may impact our overall tax rate, which could have a material adverse effect on our results of operations.

Our overall effective tax rate is equal to our total tax expense as a percentage of our income or loss before tax. However, tax expenses and benefits are determined separately for each of our taxpaying entities or groups of entities that are combined for tax purposes in each jurisdiction. Losses in such jurisdictions may provide no current financial statement tax benefit. As a result, changes in the mix of projected profits and losses among jurisdictions could have a significant impact on our overall effective tax rate, which could have a material adverse effect on our results of operations.

A failure of or disruptions in our information technology (“IT”) networks and systems, or the inability to successfully implement upgrades to our enterprise resource planning (“ERP”) systems, could have a material adverse effect on our business, financial condition and results of operations.

We rely upon IT networks and systems to process, transmit and store electronic information, and to manage or support a variety of business processes or activities. Additionally, we and certain of our third-party vendors collect and store personal information in connection with human resources operations and other aspects of our business. The secure operation of these IT networks and systems and the proper processing and maintenance of this information are critical to our business operations. Despite the implementation of security measures, our IT systems are at risk to damages from computer viruses, unauthorized access, cyber-attack and other similar disruptions. The occurrence of any of these events could compromise our networks, and the information stored there could be accessed, publicly disclosed or lost. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, the disruption of our operations or damage to our reputation. We may also be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future. Any of these issues could have a material adverse effect on our business, financial condition and results of operations.

Further, we plan to expand and update our networks and systems in the normal course and in response to the changing needs of our business, which may include a new ERP system to upgrade our operating and financial systems. Should the systems not be implemented successfully, or if the systems do not perform in a satisfactory manner once implementation is complete, our business and operations could be materially adversely affected.

Risks Relating to the Combination

The Combination and the related integration could divert management’s attention from our operations and executing our strategy and be disruptive to our operations which could have a material adverse effect on our business, financial condition and results of operations.

The process of integrating the administrative operations of HHI, Metaldyne and Grede may continue to require a disproportionate amount of resources and management attention. Our management team may encounter unforeseen difficulties in managing the reorganization of these businesses. To successfully combine and operate these businesses, our management team will need to continue to focus on realizing anticipated benefits on a timely basis while maintaining customer relationships and the efficiency of our operations. For example, we expect to devote substantial management attention to implement financial reporting and other systems that will permit us to use a shared service business model (for certain processes). Any substantial diversion of management attention or difficulties in operating the combined business could adversely affect our sales and ability to achieve operational, financial and strategic objectives, which could have a material adverse effect on our business, financial condition and results of operations.

HHI, Metaldyne and Grede do not have a long history of working as a single company. We may not be successful in integrating the administrative operations of these companies, which could have a material adverse effect on our business, financial condition and results of operations.

We are in the process of integrating the administrative operations of HHI, Metaldyne and Grede, which previously operated as separate entities and businesses. The integration process is complex and the difficulties of combining the operations of these companies include:

•	managing a significantly larger and more global company;

•	creating uniform standards, controls, procedures, policies and information systems and minimizing the costs associated with such matters;

•	integrating information, purchasing, accounting, finance, sales, billing, payroll and regulatory compliance systems;

•	retaining customers and key suppliers;

•	retaining key employees;

•	integrating personnel from different companies while maintaining focus on providing consistent, high-quality products and customer service;

•	unanticipated changes in applicable laws and regulations; and

•	unforeseen issues, liabilities, expenses or delays associated with the integration.

Any of the above difficulties could adversely affect our ability to successfully integrate the businesses and maintain relationships with customers, suppliers and employees. If we are not successful in completing the integration of the businesses, if the integration takes longer or is more complex or expensive than anticipated, if we cannot operate the combined businesses as effectively as we anticipate, it could harm our operating performance, margins, sales and reputation and could have a material adverse effect on our business, financial condition and results of operations.

We may not achieve the anticipated benefits from the Combination.

The combined company may not perform as we expect or achieve the benefits we anticipate. As a result of the Combination, we expect to leverage certain cross-selling opportunities, professional service fees and purchasing volume while gaining operational synergies across our global platform. In connection with pursuing these benefits, we may incur costs that are in excess of the realized savings and those costs may be borne in advance of achieving any incremental savings. A variety of factors could cause us not to achieve the benefits we anticipate, or could have an adverse effect on our business. For example, we could discover that our indirect spend is not synergistic after incurring costs to analyze the spend. We could also experience higher than historical turnover or be required to incur employee retention costs. Additional factors include:

•	higher than expected or unanticipated costs to implement the Combination and to operate the business;

•	inadequate resources to implement the Combination and to operate the business;

•	our inability to effectively capture global platforms;

•	our inability to cross-sell our products and technologies into different markets;

•	our inability to leverage geographic footprint and distribution channels; and

•	our inability to leverage corporate or administrative expenses.

As a result, we may not achieve our expected benefits in the time anticipated, or at all. If we are unable to achieve such benefits, or if our costs are in excess of the realized savings, it could have a material adverse effect on our financial condition and results of operations.

Our historical and pro forma financial information may not reflect what our actual results of operations and financial condition would have been had we been a combined company for the periods presented and thus these results may not be indicative of our future financial condition and results of operations.

The historical financial information included in this prospectus is constructed from the separate financial statements of HHI, Metaldyne and Grede for periods prior to the consummation of the Combination. The pro forma financial information presented in this prospectus is based in part on certain assumptions regarding the Combination that we believe are reasonable. Our assumptions may prove to be inaccurate over time. See “Unaudited Pro Forma Financial Data.”

Although Adjusted EBITDA is derived from our financial statements (pro forma or historical, as the case may be), the calculation of Adjusted EBITDA contains a number of estimates and assumptions that may prove to be incorrect. Although our management believes that these estimates and assumptions are reasonable and correct, investors should not place undue reliance upon Adjusted EBITDA as an indicator of current and future performance.

Our limited operating history as a combined company and the challenge of integrating previously independent businesses make evaluating our business and our future results of operations difficult. Our potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently organized or combined companies.

Accordingly, the historical and pro forma financial information included in this prospectus may not reflect what our results of operations and financial condition would have been had we been a combined entity during the periods presented, or what our financial condition and results of operations will be in the future.

Risks Related to Our Company and Our Organizational Structure

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our debt obligations.

We have a high level of indebtedness. As of September 28, 2014, on a pro forma basis after giving effect to the Refinancing, we would have had total indebtedness of $1,981.3 million, including $1,350.0 million in aggregate principal amount of indebtedness under the Term Loan Facility and $600.0 million aggregate principal amount of the Senior Notes, and an additional $250.0 million of borrowing capacity available under our new Revolving Credit Facility (excluding $13.1 million of letters of credit outstanding as of September 28, 2014). See “Unaudited Pro Forma Financial Data” and “Description of Certain Indebtedness.” Our high level of indebtedness could have significant negative consequences, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing funds available for working capital, capital expenditures, acquisitions, selling and marketing efforts, product development and future business opportunities and to pay any future dividends;

•	exposing us to the risk of increased interest rates because certain of our borrowings, including and most significantly borrowings under the Senior Credit Facilities, are at variable rates of interest;

•	making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing such indebtedness;

•	limiting our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, product development and other corporate purposes;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures; and

•	limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

The occurrence of any one or more of these events could have a material adverse effect on our business, financial condition and results of operations.

Despite our high indebtedness level, we still may be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although agreements governing our indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and, under certain circumstances, the amount of indebtedness we could incur in compliance with these restrictions could be substantial. If we add new debt to our outstanding debt levels, the risks related to our indebtedness would increase.

We are a holding company with no significant independent operations and, therefore, rely on our subsidiaries to make funds available to us.

We are a holding company with no significant independent operations and no significant assets other than the capital stock of our subsidiaries. Therefore, we depend on the receipt of dividends or other distributions from our subsidiaries. We expect that the agreements governing our indebtedness will contain a number of significant covenants that, among other matters, restrict our ability to incur additional indebtedness, incur capital lease obligations, pay dividends, make acquisitions or engage in mergers or consolidations, make capital expenditures, and receive dividends and distributions from our subsidiaries except to fund our operating expenses in the ordinary course of business. In addition, we are required to comply with specified financial ratios and tests. Our inability to receive funds from our operating subsidiaries could adversely affect our ability to meet our obligations and to make dividend payments and other distributions to holders of our common stock.

American Securities independently has substantial control over us and will be able to influence corporate matters with respect to us. American Securities may have interests that differ from each other and from those of our other stockholders

After giving effect to this offering, American Securities will directly or indirectly hold, in the aggregate, approximately 72.7% of the voting power of our outstanding common stock or 69.2% if the underwriters exercise their option to purchase additional shares in full from the selling stockholder. As a result, American Securities will be able to strongly influence the election of our directors and potentially control the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

The interests of American Securities may not coincide with each other or the best interests of other holders of our common stock. This concentration of voting power could also have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to the stockholders of our common stock.

We have elected to take advantage of the “controlled company” exemption to the corporate governance rules for publicly-listed companies, which could make our common stock less attractive to some investors or otherwise harm our stock price.

Because we qualify as a “controlled company” under the corporate governance rules for publicly-listed companies, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent nominating function. In light of our status as a controlled company, we do not expect that the majority of our directors will be independent or that our compensation committee or nominating and corporate governance committee will be comprised entirely of independent directors. Accordingly, should the interests of American Securities, as our controlling stockholder, differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for publicly-listed companies. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

We will incur increased costs and obligations as a result of being a public company.

As a privately held company, we were not required to comply with certain corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, we will incur significant legal, accounting and other expenses that we were not required to incur in the recent past. After this offering, we will be required to file with the SEC annual and quarterly information and other reports that are specified in Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. We will also become subject to other reporting and corporate governance requirements, including the requirements of the NYSE, and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. As a public company, we will, among other things:

•	prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and applicable NYSE rules;

•	create or expand the roles and duties of our board of directors and committees of the board;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	supplement our internal accounting, internal controls, auditing and reporting function, including hiring additional staff with expertise in accounting and financial reporting for a public company;

•	enhance and formalize closing procedures at the end of our accounting periods;

•	enhance our internal audit and tax functions;

•	enhance our investor relations function;

•	establish new internal policies, including those relating to disclosure controls and procedures; and

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above.

These changes will require a significant commitment of additional resources and many of our competitors already comply with these obligations. We may not be successful in implementing these requirements and the significant commitment of resources required for implementing them could adversely affect our business, financial condition and results of operations. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired and we could suffer adverse regulatory consequences or violate NYSE listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements.

The changes necessitated by becoming a public company require a significant commitment of resources and management oversight that has increased and may continue to increase our costs and might place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns.

If we are unable to offset these costs through other savings then it could have a material adverse effect on our business, financial condition and results of operations.

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, financial condition and results of operations.

As a privately held company, we do not currently document or test our compliance with these controls on a periodic basis in accordance with Section 404. Furthermore, we have not tested our internal controls in accordance with Section 404 and, due to our lack of documentation, such a test would not be possible to perform at this time.

We are in the early stages of addressing our internal control procedures to satisfy the requirements of Section 404, which requires an annual management assessment of the effectiveness of our internal control over financial reporting. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to attest to the effectiveness of our internal control over financial reporting. If we are unable to maintain adequate internal control over financial reporting, we may be unable to report our financial information on a timely basis, may suffer adverse regulatory consequences or violations of applicable stock exchange listing rules and may breach the covenants under our credit facilities. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements.

In addition, we will incur additional costs in order to improve our internal control over financial reporting and comply with Section 404, including increased auditing and legal fees and costs associated with hiring additional accounting and administrative staff.

Some provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may deter third parties from acquiring us and diminish the value of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws provide for, among other things:

•	restrictions on the ability of our stockholders to call a special meeting and the business that can be conducted at such meeting;

•	prohibition on the ability of our stockholders to remove directors elected by the holders of our common stock without cause;

•	our ability to issue additional shares of common stock and to issue preferred stock with terms that the board of directors may determine, in each case without stockholder approval (other than as specified in our amended and restated certificate of incorporation);

•	the absence of cumulative voting in the election of directors;

•	supermajority approval requirements for amending or repealing provisions in the amended and restated certificate of incorporation;

•	a classified board of directors;

•	a prohibition on action by written consent of stockholders following the date when American Securities ceases to beneficially own a majority or more of our outstanding shares of common stock; and

•	advance notice requirements for stockholder proposals and nominations.

These provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a transaction involving a change in control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts. These provisions could also make it more difficult for stockholders to nominate directors for election to our board of directors and take other corporate actions.

Our amended and restated certificate of incorporation provides that, subject to certain exceptions, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by, or any wrongdoing by, any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation (including as it may be amended from time to time) or our bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws, or (v) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to this Offering

An active, liquid trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our shares that you purchase. The initial public offering price of our common stock will be determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail after the completion of this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares at, or above, the initial public offering price.

Future sales of our common stock or securities convertible into or exchangeable for common stock could depress the market price of our common stock.

Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock. Our directors, executive officers and American Securities will be subject to the lock-up agreements described in “Underwriting” and are subject to the Rule 144 holding period requirements described in “Shares Eligible for Future Sale—Lock-Up Arrangements and Registration Rights.” Upon the completion of this offering, we will have outstanding 67,073,255 shares of common stock, of which:

•	15,384,615 shares (17,692,307 shares if the underwriters exercise their option to purchase additional shares in full) the selling stockholder is selling in this offering and, unless purchased by affiliates, may be resold in the public market immediately after this offering; and

•	51,688,640 shares (49,380,948 shares if the underwriters exercise their option to purchase additional shares in full) will be “restricted securities,” as defined under Rule 144 under the Securities Act, and eligible for sale in the public market subject to the requirements of Rule 144, all of which are subject to lock-up agreements and will become available for resale in the public market beginning 180 days after the date of this prospectus.

American Securities has demand registration rights pursuant to the Stockholders’ Agreement as described in “Certain Relationships and Related Person Transactions—Stockholders’ Agreement.” We have also registered 5,900,000 shares of our common stock that we have issued or have reserved for issuance under our 2014 Equity Incentive Plan, of which (i) 651,413 restricted shares of our common stock are expected to be granted in connection with this offering, which number of shares is based on the midpoint of the range set forth on the cover page of this prospectus and (ii) options to purchase 1,552,255 shares of our common stock were issued in connection with the Combination. In addition, 4,890,035 shares of our common stock are issuable upon exercise of outstanding stock options pursuant to previous plans sponsored by Metaldyne, HHI and Grede. These shares may be sold in the public market upon issuance and once vested, subject to the 180-day lock-up period for awards held by our executive officers and directors and other restrictions provided under the terms of the 2014 Equity Incentive Plan and applicable award agreement.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, may, in its sole discretion and without notice, release all or any portion of the shares subject to lock-up agreements prior to expiration of the lock-up period. Subject to the terms of the lock-up agreements, we also may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders. Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to or could sell shares, could reduce the market price of our common stock. Any decline in the price of shares of our common stock could impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

The price of our common stock may be volatile.

Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions could reduce the market price of our common stock regardless of our results of operations. The trading price of our common stock is likely to be highly volatile and could be subject to wide price fluctuations in response to various factors, including, among other things, the risk factors described herein, and other factors beyond our control. Factors affecting the trading price of our common stock could include:

•	market conditions in the broader stock market;

•	actual or anticipated variations in our quarterly financial and operating results;

•	variations in operating results of similar companies;

•	introduction of new services by us, our competitors or our customers;

•	issuance of new, negative or changed securities analysts’ reports, recommendations or estimates;

•	investor perceptions of us and the industries in which we or our customers operate;

•	sales, or anticipated sales, of our stock, including sales by existing stockholders;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	stock-based compensation expense under applicable accounting standards;

•	litigation and governmental investigations; and

•	changing economic conditions.

These and other factors may cause the market price and demand for shares of our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. Securities litigation against us, regardless of the merits or outcome, could result in substantial costs and divert the time and attention of our management from our business, which could significantly harm our business, profitability and reputation.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

After the completion of this offering, we intend to pay cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements, business prospects and other factors that our board of directors may deem relevant. Our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization or agreements of our subsidiaries, including agreements governing the Senior Credit Facilities and the Senior Notes. Future agreements may also limit our ability to pay dividends. For more information, see “Dividend Policy.” There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

The initial public offering price per share is expected to be substantially higher than the pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting the book value of our liabilities. Based on our pro forma net tangible book value as of September 28, 2014 and assuming an offering price of $19.50 per share, which is the midpoint of the range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution in the amount of $37.24 per share. See “Dilution.”

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our common stock and our trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our common stock would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, the price of our common stock would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause the price of our common stock and trading volume to decline.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this prospectus are based on assumptions that we have made in light of our industry experience and our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. We believe these factors include, but are not limited to, those described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

USE OF PROCEEDS

All of the shares of common stock offered by this prospectus are being sold by the selling stockholder. The selling stockholder in this offering is an affiliate of American Securities. We will not receive any of the proceeds from the sale of shares by the selling stockholder in this offering, including from any exercise by the underwriters of their option to purchase additional shares from the selling stockholder. For information about the selling stockholder, see “Principal and Selling Stockholder.”

DIVIDEND POLICY

After the completion of this offering, we intend to pay cash dividends, subject to the discretion of our board of directors and our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements, business prospects and other factors that our board of directors may deem relevant. We expect to pay a quarterly cash dividend on our common stock of $0.09 per share, or $25.0 million per annum, commencing in the first quarter of 2015. We will evaluate future quarterly dividend payment amounts based on our cash flow and liquidity position. The payment, including timing and amount, of such quarterly dividends and any future dividends will be at the discretion of our board of directors.

Our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization or agreements of our subsidiaries, including agreements governing the Senior Credit Facilities and the Senior Notes. Such agreements permit MPG Holdco, our wholly-owned subsidiary, to pay $30.0 million in any calendar year, plus an additional amount based on our earnings, in cash dividends up to us for purposes of declaration and payment of dividends on our common stock. Future agreements may also limit our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Certain Indebtedness” for a description of the restrictions on our ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 28, 2014:

•	on an actual basis;

•	on a pro forma basis to give effect to the Refinancing; and

•	on a pro forma basis as adjusted to give effect to consummation of this offering, including $3.7 million of offering related fees and expenses incurred by us.

All of the shares of common stock offered by this prospectus are being sold by the selling stockholder. We will not receive any of the proceeds from the sale of shares by the selling stockholder in this offering, including from any exercise by the underwriters of their option to purchase additional shares from the selling stockholder.

The Refinancing was completed on October 20, 2014 whereby MPG Holdco entered into the $1,600.0 million Senior Credit Facilities, consisting of (i) the seven-year $1,350.0 million Term Loan Facility, all of which was drawn on the closing date of the Refinancing, and (ii) the $250.0 million Revolving Credit Facility (excluding $13.1 million of letters of credit outstanding as of September 28, 2014), of which no amounts were drawn on the closing date of the Refinancing, and MPG Holdco issued $600.0 million aggregate principal amount of the Senior Notes. The net proceeds of the Senior Notes and the borrowings under the Senior Credit Facilities, together with cash on hand, were used to prepay all amounts outstanding under the existing senior secured credit facilities. See “Summary—The Refinancing.”

This table should be read in conjunction with “Summary,” “Use of Proceeds,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our financial statements and the related notes thereto included elsewhere in this prospectus.

	As of September 28, 2014
	Actual	Pro Forma	Pro Forma As Adjusted
	(In millions, except per share data)
Cash and cash equivalents	$148.9	$119.7	$119.7

Existing revolving credit facilities(1)	$19.4	$—	$—
Long-term debt (including current portion)(2):
Existing term loans(1)	1,929.1	—	—
Senior Credit Facilities(3):
Revolving Credit Facility	—	—	—
Term Loan Facility	—	1,350.0	1,350.0
Senior Notes	—	600.0	600.0
Other debt(4)	31.3	31.3	31.3

Total debt	1,979.8	1,981.3	1,981.3
Equity:
Common stock, $0.001 par value; 400,000,000 shares authorized and 67,073,255 shares issued and outstanding	0.1	0.1	0.1
Preferred stock, $0.001 par value; no shares authorized (actual, pro forma); 10,000,000 shares authorized, no shares issued and outstanding (pro forma as adjusted)	—	—	—
Paid-in-capital	830.0	830.0	826.3
Accumulated other comprehensive loss	(9.4)	(9.4)	(9.4)
Deficit	(279.9)	(318.4)	(318.4)

Total equity attributable to stockholders	540.8	502.3	498.6
Noncontrolling interest	2.4	2.4	2.4

Total stockholders’ equity	543.2	504.7	501.0

Total capitalization	$2,523.0	$2,486.0	$2,482.3

(1)	The existing term loans and existing revolving credit facilities were repaid in connection with the Refinancing.
(2)	Long-term debt does not reflect original issue discount.
(3)	We also have the option to add one or more incremental facilities under the agreement governing the Senior Credit Facilities in an aggregate amount of up to $550.0 million plus unlimited additional amounts so long as after giving pro forma effect to the incurrence of such additional amount, we are in compliance with first lien leverage, total secured leverage or total leverage ratios, as applicable. See “Description of Other Indebtedness—Senior Credit Facilities.”
(4)	Consists of capital leases and other operating debt.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the net tangible book value per share of our common stock upon the consummation of this offering. Dilution results from the fact that the per share offering price of our common stock is substantially in excess of the book value per share attributable to our existing investors.

As of September 28, 2014, we had net tangible book value of approximately $(1,150.8) million, or $(17.15) per share. Net tangible book value per share represents total tangible assets less total liabilities divided by the number of shares of common stock outstanding. After giving effect to (i) the sale of 15,384,615 shares of common stock in this offering, based upon an assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated offering expenses payable by us and (ii) the Refinancing, our net tangible book value as of September 28, 2014 would have been approximately $(1,190.3) million, or $(17.74) per share. This represents an immediate decrease in net tangible book value of $0.59 per share to existing stockholders and an immediate dilution of $37.24 per share to new investors purchasing common stock in this offering. The following table illustrates this dilution on a per share of common stock basis:

Assumed initial public offering price per share		$19.50
Net tangible book value per share as of September 28, 2014	$(17.15)
Decrease in pro forma net tangible book value per share attributable to new investors	0.59

Net tangible book value per share after this offering		(17.74)

Dilution per share to new investors		$37.24

Each $1.00 increase (decrease) in the assumed initial public offering price of $19.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), or if the underwriters were to fully exercise their option to purchase additional shares of our common stock from the selling stockholder, would not increase (decrease) our net tangible book value, the net tangible book value per share after this offering or the dilution per share to new investors, assuming the number of shares offered by the selling stockholder, as set forth on the cover page of this prospectus, remains the same.

The following table sets forth, as of September 28, 2014, the total number of shares of common stock owned by existing stockholders, including the selling stockholder, and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	51,688,640	77.1%	$1,033,772,800	77.5%	$20.00
New investors	15,384,615	22.9	299,999,992.50	22.5	19.50

Total	67,073,255	100.0%	$1,333,772,792.50	100.0%	$19.89

If the underwriters were to fully exercise their option to purchase 2,307,692 additional shares of our common stock from the selling stockholder, the percentage of shares of our common stock held by existing stockholders would be 73.6%, and the percentage of shares of our common stock held by new investors would be 26.4%.

A $1.00 increase (decrease) in the assumed initial offering price would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $15,384,615, $15,384,615 and $0.22 per share, respectively. An increase (decrease) of 1.0 million in the number of shares offered by the selling stockholder would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $19,500,000, $500,000 and $0.01 per share, respectively.

UNAUDITED PRO FORMA FINANCIAL DATA

The following unaudited pro forma consolidated financial data as of September 28, 2014 and for the nine months ended September 28, 2014, the nine months ended September 29, 2013 and the year ended December 31, 2013 has been derived by giving effect to the following pro forma adjustments to our historical consolidated financial statements appearing elsewhere in this prospectus:

•	the Grede Transaction;

•	the Combination;

•	the Refinancing;

•	the issuance of 651,413 restricted shares of our common stock that are expected to be granted in connection with this offering, which number of shares is based on the midpoint of the range set forth on the cover page of this prospectus;

•	the elimination of certain sponsor management fees; and

•	the sale of 17,692,307 shares of our common stock offered by the selling stockholder in this offering at an assumed initial public offering price of $19.50 per share, which is the midpoint of the range set forth on the cover page of this prospectus.

The Grede Transaction entailed the acquisition of Grede by American Securities and certain members of Grede management on June 2, 2014. The purchase price for the Grede Transaction was $829.7 million, net of cash and cash equivalents acquired.

For the purposes of the unaudited pro forma condensed consolidated statement of operations for the nine months ended September 28, 2014, the nine months ended September 29, 2013 and the year ended December 31, 2013, we assumed that the Grede Transaction occurred on January 1, 2013 and was accounted for using the acquisition method. The unaudited pro forma condensed consolidated statement of operations was derived from our unaudited historical statements of operations for the nine months ended September 28, 2014 and the nine months ended September 29, 2013 and our historical statement of operations for the year ended December 31, 2013 and the unaudited historical statements of operation of Grede for the nine months ended September 28, 2014 and the nine months ended September 29, 2013 and the historical statements of Grede for the year ended December 31, 2013.

The pro forma adjustments related to the Grede Transaction are preliminary and are based on information available to date, and are subject to revision as additional information becomes available as to, among other things, the fair value of acquired assets and liabilities and the final determination of acquisition-related costs. The actual adjustments described herein have been made as of the closing date of the Grede Transaction and may change based upon the finalization of appraisals and other valuation studies we have arranged to obtain. Revisions to the preliminary purchase price allocation of the Grede Transaction could materially change the pro forma amounts of total assets, total liabilities and stockholders’ equity, depreciation and amortization and income tax expense.

The Combination entailed the reorganization of HHI, Metaldyne and Grede on August 4, 2014 through the mergers of three separate wholly-owned merger subsidiaries of MPG. As a result, HHI, Metaldyne and Grede became wholly-owned subsidiaries of MPG. The Combination has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests, that is, the bases of accounting of HHI, Metaldyne and Grede were carried over to MPG. See “Summary—Company Organization and History.”

In connection with the Combination, we incurred additional professional fees. The additional professional fees are non-recurring and directly attributable to the Combination. The pro forma adjustments remove the professional fees from the pro forma condensed consolidated statements of operations.

In connection with the Combination and as adjusted for the stock split, we issued options to purchase 1.6 million shares of MPG common stock at an exercise price of $20.00 per share and we converted HHI, Metaldyne and Grede equity grants to MPG equity grants. The pro forma adjustments for stock-based compensation expenses are to account for related expenses as if the equity grants were awarded or converted as of January 1, 2013.

The pro forma adjustments for the Refinancing relate to borrowings under the Senior Credit Facilities and issuance of the Senior Notes and prepayment of the existing senior secured credit facilities. For the purposes of the unaudited pro forma condensed consolidated statements of operations for the nine months ended September 28, 2014, the nine months ended September 29, 2013 and the year ended December 31, 2013, we assumed the Refinancing occurred on January 1, 2013. For the purposes of the unaudited pro forma condensed consolidated balance sheet, we assumed the Refinancing occurred on September 28, 2014.

On October 20, 2014, MPG Holdco entered into the $1,350.0 million Term Loan Facility as well as the $250.0 million Revolving Credit Facility. Interest on the Term Loan Facility is accrued at a rate equal to the LIBOR rate (bearing a LIBOR floor of 1.00%) plus an applicable margin of 3.50% or a base rate that is the higher of the Federal Funds Rate (plus 0.50%), the U.S. prime rate as published in the Wall Street Journal, or LIBOR (plus 1.00%), plus an applicable margin of 2.50%, at MPG Holdco’s option. After a qualifying initial public offering, including this offering, the applicable margin will be 3.25% for LIBOR rate loans and 2.25% for base rate loans. The Term Loan Facility matures in 2021 and is payable in quarterly installments of $3.375 million beginning in March 2015. At the time of the Refinancing, there was no balance outstanding on the Revolving Credit Facility.

On October 20, 2014, MPG Holdco issued $600.0 million aggregate principal amount of the Senior Notes. The Senior Notes mature on October 15, 2022, and bear interest at a rate of 7.375%, payable semiannually, on April 15th and October 15th of each year.

The net proceeds of the Senior Notes and the borrowings under the Senior Credit Facilities, together with cash on hand, were used to prepay all amounts outstanding under each of HHI, Metaldyne and Grede’s existing senior secured credit facilities.

In addition to the pro forma adjustments related to the Refinancing, the pro forma adjustments related to the offering include a reduction in interest expense due to a reduction in the applicable interest rate on the Term Loan Facility by 25 basis points.

The pro forma adjustments for this offering also relate to restricted shares of our common stock expected to be granted in connection with this offering. The number of shares expected to be granted is estimated to be 651,413 based on the midpoint of the price range set forth on the cover page of this prospectus. For the purposes of the pro forma condensed consolidated statements of operations, we recognized the related expense as if the grant date was January 1, 2013.

The pro forma adjustments for this offering also relate to the elimination of certain sponsor management fees under the management consulting agreements between American Securities and each of HHI, Metaldyne and Grede. See “Certain Relationships and Related Person Transactions—Management Consulting Agreements.” These agreements will terminate pursuant to their respective terms upon consummation of this offering. For the purposes of the unaudited pro forma condensed consolidated statements of operations for the nine months ended September 28, 2014, the nine months ended September 29, 2013 and the year ended December 31, 2013, we assumed the consummation of this offering occurred on January 1, 2013 and, therefore, reversed all sponsor management fees paid to American Securities during those periods.

The unaudited pro forma condensed consolidated financial information does not purport to represent what our results of operations or financial condition would have been had the pro forma adjustments actually occurred on the dates indicated, and they do not purport to project our results of operations or financial condition for any future period or as of any future period.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with “Summary—Summary Historical Financial and Other Data,” “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED BALANCE SHEET

As of September 28, 2014

(In millions)

	Consolidated MPG	The Refinancing Pro Forma Adjustments(a)	Subtotal	Offering Pro Forma Adjustments(b)	Pro Forma
Assets
Cash and cash equivalents	$148.9	$(29.2)	$119.7	$—	$119.7
Receivable, net
Trade	384.4	—	384.4	—	384.4
Other	29.4	—	29.4	—	29.4

Total receivables, net	413.8	—	413.8	—	413.8
Inventories	194.5	—	194.5	—	194.5
Deferred income taxes	3.4	—	3.4	—	3.4
Prepaid expenses	23.0	—	23.0	—	23.0
Other assets	23.6	—	23.6	(2.7)	20.9

Total current assets	807.2	(29.2)	778.0	(2.7)	775.3
Property and equipment, net	724.5	—	724.5	—	724.5
Goodwill	894.9	—	894.9	—	894.9
Amortizable intangible assets, net	796.1	—	796.1	—	796.1
Deferred income taxes, non current	1.9	—	1.9	—	1.9
Other assets	66.2	(29.8)	36.4	—	36.4

Total assets	$3,290.8	$(59.0)	$3,231.8	$(2.7)	$3,229.1

Liabilities and Equity:
Accounts payable	$287.7	$—	$287.7	$—	$287.7
Accrued compensation	57.8	—	57.8	—	57.8
Accrued liabilities	82.8	(8.7)	74.1	1.0	75.1
Deferred income taxes	9.7	—	9.7	—	9.7
Short-term debt	23.1	(19.4)	3.7	—	3.7
Current portion, long-term debt	21.4	(4.6)	16.8	—	16.8

Total current liabilities	482.5	(32.7)	449.8	1.0	450.8
Long-term debt, less current maturities	1,928.2	25.7	1,953.9	—	1,953.9
Deferred income taxes	288.2	(13.5)	274.7	—	274.7
Other long-term liabilities	48.7	—	48.7	—	48.7

Total liabilities	2,747.6	(20.5)	2,727.1	1.0	2,728.1

Equity:
Common stock	0.1	—	0.1	—	0.1
Paid-in capital	830.0	—	830.0	(3.7)	826.3
Deficit	(279.9)	(38.5)	(318.4)	—	(318.4)
Accumulated other comprehensive loss	(9.4)	—	(9.4)	—	(9.4)

Total equity attributable to stockholders	540.8	(38.5)	502.3	(3.7)	498.6
Noncontrolling interest	2.4	—	2.4	—	2.4

Total stockholders’ equity	543.2	(38.5)	504.7	(3.7)	501.0

Total liabilities and stockholders’ equity	$3,290.8	$(59.0)	$3,231.8	$(2.7)	$3,229.1

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

a)	Reflects the Refinancing as if it occurred on September 28, 2014, which includes the following adjustments:

	Issuance of new debt (i)	Repayment of existing debt (ii)	Expense recognition (iii)	Total
	(In millions)
Cash	$1,919.3	$(1,948.5)	$—	$(29.2)
Other assets	23.9	—	(53.7)	(29.8)

Accrued liabilities	—	—	(8.7)	(8.7)
Short-term debt	—	(19.4)	—	(19.4)
Current portion, long-term debt	13.5	(18.1)	—	(4.6)
Long-term debt, less current maturities	1,929.7	(1,911.0)	7.0	25.7
Deferred income taxes	—	—	(13.5)	(13.5)
Deficit	—	—	(38.5)	(38.5)

(i)	Borrowings under the Senior Credit Facilities of $1,350.0 million and issuance of $600.0 aggregate principal amount of the Senior Notes, net of discounts of $6.8 million, and financing fees of $23.9 million.
(ii)	Prepayment of the existing senior secured credit facilities and payment of revolving lines of credit balances.
(iii)	Write-off of deferred fees and discounts on prepaid debt and reclassification of tax liability related to prepaid debt from a deferred liability to a current accrual.

b)	Included in the Consolidated MPG balance sheet are $2.7 million of costs directly related to this offering. We incurred $1.0 million of additional offering-related costs subsequent to September 28, 2014. The adjustment reflects recognition of the additional costs incurred and the reclassification of the total amount recognized to paid-in-capital.

UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED STATEMENTS OF OPERATIONS

Nine Months Ended September 28, 2014

(In millions, except per share amounts)

		The Grede Transaction				The Combination		The Refinancing		The Offering
	Consolidated MPG	Grede Holdings LLC Historical Results Adjustment(a)	Acquisition Pro Forma Adjustments(a)		Subtotal	Pro Forma Adjustments(k)(l)	Subtotal	Pro Forma Adjustments(m)	Subtotal	Pro Forma Adjustments(n)(o)(p)	Pro Forma
Net sales	$1,954.8	$427.0	$—		$2,381.8	$—	$2,381.8	$—	$2,381.8	$—	$2,381.8
Cost of sales	1,649.9	352.2	(0.8)	b,c,d,e	2,001.3	—	2,001.3	—	2,001.3	—	2,001.3

Gross profit	304.9	74.8	0.8		380.5	—	380.5	—	380.5	—	380.5
Selling, general and administrative expenses	134.3	67.9	(32.2)	f,g	170.0	(9.5)	160.5	—	160.5	0.6	161.1
Acquisition costs	13.0	4.5	(17.5)	h	—	—	—	—	—	—	—

Operating profit	157.6	2.4	50.5		210.5	9.5	220.0	—	220.0	(0.6)	219.4
Interest expense, net	70.7	17.4	(3.6)	i	84.5	—	84.5	3.1	87.6	(2.5)	85.1
Other, net	(7.1)	—	—		(7.1)	—	(7.1)	(2.8)	(9.9)	—	(9.9)

Other expense, net	63.6	17.4	(3.6)		77.4	—	77.4	0.3	77.7	(2.5)	75.2

Income (loss) before tax	94.0	(15.0)	54.1		133.1	9.5	142.6	(0.3)	142.3	1.9	144.2
Income tax expense	31.1	3.7	12.4	j	47.2	3.5	50.7	(0.1)	50.6	0.7	51.3

Net income (loss)	62.9	(18.7)	41.7		85.9	6.0	91.9	(0.2)	91.7	1.2	92.9
Income attributable to noncontrolling interest	0.3	—	—		0.3	—	0.3	—	0.3	—	0.3

Net income (loss) attributable to stockholders	$62.6	$(18.7)	$41.7		$85.6	$6.0	$91.6	$(0.2)	$91.4	$1.2	$92.6

Net income (loss) per share attributable to stockholders:
Basic	$0.93										$1.38	q
Diluted	$0.92										$1.35	q

UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED STATEMENTS OF OPERATIONS

Nine Months Ended September 29, 2013

(In millions, except per share amounts)

		The Grede Transaction				The Combination		The Refinancing		The Offering
	Consolidated MPG	Grede Holdings LLC Historical Results Adjustment(a)	Acquisition Pro Forma Adjustments(a)		Subtotal	Pro Forma Adjustments(l)	Subtotal	Pro Forma Adjustments(m)	Subtotal	Pro Forma Adjustments(n)(o)(p)	Pro Forma
Net sales	$1,505.9	$791.9	$—		$2,297.8	$—	$2,297.8	$—	$2,297.8	$—	$2,297.8
Cost of sales	1,276.9	656.6	7.2	b,c,d,e	1,940.7	—	1,940.7	—	1,940.7	—	1,940.7

Gross profit	229.0	135.3	(7.2)		357.1	—	357.1	—	357.1	—	357.1
Selling, general and administrative expenses	89.1	44.8	25.0	f	158.9	10.5	169.4	—	169.4	1.2	170.6
Long-lived asset impairment	—	19.6	—		19.6		19.6	—	19.6	—	19.6

Operating profit	139.9	70.9	(32.2)		178.6	(10.5)	168.1	—	168.1	(1.2)	166.9
Interest expense, net	54.0	15.9	8.7	i	78.6	—	78.6	9.2	87.8	(2.5)	85.3
Other, net	5.5	—	—		5.5	—	5.5	(4.9)	0.6	—	0.6

Other expense, net	59.5	15.9	8.7		84.1	—	84.1	4.3	88.4	(2.5)	85.9

Income (loss) before tax	80.4	55.0	(40.9)		94.5	(10.5)	84.0	(4.3)	79.7	1.3	81.0
Income tax expense	26.6	4.3	1.6	j	32.5	(4.1)	28.4	(1.7)	26.7	0.5	27.2

Net income (loss)	53.8	50.7	(42.5)		62.0	(6.4)	55.6	(2.6)	53.0	0.8	53.8

Income attributable to noncontrolling interest	0.2	—	—		0.2	—	0.2	—	0.2	—	0.2

Net income (loss) attributable to stockholders	$53.6	$50.7	$(42.5)		$61.8	$(6.4)	$55.4	$(2.6)	$52.8	$0.8	$53.6

Net income (loss) per share attributable to stockholders:
Basic	$0.80										$0.80	q
Diluted	$0.80										$0.79	q

UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31, 2013

(In millions, except per share amounts)

		The Grede Transaction				The Combination		The Refinancing		The Offering
	Consolidated MPG	Grede Holdings LLC Historical Results Adjustment(a)	Acquisition Pro Forma Adjustments(a)		Subtotal	Pro Forma Adjustments(l)	Subtotal	Pro Forma Adjustments(m)	Subtotal	Pro Forma Adjustments(n)(o)(p)	Pro Forma
Net sales	$2,017.3	$1,035.6	$—		$3,052.9	$—	$3,052.9	$—	$3,052.9	$—	$3,052.9
Cost of sales	1,708.7	858.2	9.0	b,c,d,e	2,575.9	—	2,575.9	—	2,575.9	—	2,575.9

Gross profit	308.6	177.4	(9.0)		477.0	—	477.0	—	477.0	—	477.0
Selling, general and administrative expenses	123.2	56.0	33.4	f	212.6	11.2	223.8	—	223.8	1.6	225.4
Long-lived asset impairment	—	18.2	—		18.2	—	18.2	—	18.2	—	18.2

Operating profit (loss)	185.4	103.2	(42.4)		246.2	(11.2)	235.0	—	235.0	(1.6)	233.4
Interest expense, net	74.7	20.4	12.4	i	107.5	—	107.5	9.9	117.4	(3.4)	114.0
Other, net	17.8	—	—		17.8	—	17.8	(6.5)	11.3	—	11.3

Other expense, net	92.5	20.4	12.4		125.3	—	125.3	3.4	128.7	(3.4)	125.3

Income (loss) before tax	92.9	82.8	(54.8)		120.9	(11.2)	109.7	(3.4)	106.3	1.8	108.1
Income tax expense	35.0	7.0	4.6	j	46.6	4.4	42.2	(1.3)	40.9	0.7	41.6

Net income (loss)	57.9	75.8	(59.4)		74.3	(6.8)	67.5	(2.1)	65.4	1.1	66.5
Income attributable to noncontrolling interest	0.3	—	—		0.3	—	0.3	—	0.3	—	0.3

Net income (loss) attributable to stockholders	$57.6	$75.8	$(59.4)		$74.0	$(6.8)	$67.2	$(2.1)	$65.1	$1.1	$66.2

Net income (loss) per share attributable to stockholders:
Basic	$0.86										$0.99	q
Diluted	$0.86										$0.97	q

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations

a)	Grede Holdings LLC Historical Results Adjustment represents the historical results of Grede Holdings LLC for the 154 day period ended June 1, 2014, the nine months ended September 29, 2013 and the year ended December 29, 2013.

The Grede Transaction Acquisition Pro forma Adjustment applies the effect of acquisition method accounting for the Grede Transaction to the historical results of Grede Holdings LLC as if the acquisition occurred and was accounted for on January 1, 2013.

b)	Reflects additional depreciation expense resulting from the $36.0 million increase in the value of property and equipment to adjust the carrying value to the estimated fair value. The depreciation adjustment was calculated by depreciating the estimated fair value using the straight line method over an average remaining useful life of five years, less historical depreciation expense for each period. The following table sets forth the depreciation adjustment amounts applied for the periods presented:

	Nine Months Ended September 28, 2014	Nine Months Ended September 29, 2013	Year Ended December 31, 2013
	(In millions)
Reverse historical depreciation	$(10.3)	$(21.9)	$(28.4)
Add pro forma depreciation	14.0	24.7	32.9

Depreciation adjustment	$3.7	$2.8	$4.5

c)	Reflects the change in cost of sales resulting from the $4.4 million increase in inventory value to adjust the carrying value to the estimated fair value. The average historic inventory turns of Grede are less than one month. The increase in cost of sales of $4.4 million was reflected in the historical results of MPG for the nine months ended September 28, 2014. In order to reflect the acquisition as if it occurred on January 1, 2013, cost of sales for the nine months ended September 28, 2014 was decreased by $4.4 million and cost of sales for the nine months ended September 29, 2013 and the year ended December 31, 2013 was increased by $4.4 million.

d)	Typically, we expense de minimis manufacturing supplies at the time of purchase. Upon completion of the Grede Transaction, Grede adopted this practice. The adjustment reflects the change as if it had occurred on January 1, 2013 and represents the change in the carrying value of de minimis manufacturing supplies during the periods presented. The adjustment is $(0.1) million for the nine months ended September 28, 2014, $0.4 million for the nine months ended September 29, 2013 and $0.6 million for the year ended December 31, 2013.

e)	Estimates the impact on cost of sales due to the fair value of the pension obligation as of the opening balance sheet resulting in a reduction of the amortization of actuarial losses as part of the historical accounting for the pension obligation. The adjustments are $0.0 million for the nine months ended September 28, 2014, $(0.4) million for the nine months ended September 29, 2013 and $(0.5) million for the year ended December 31, 2013.

f)	As part of the accounting for the Grede Transaction, intangible assets consisting of $338.7 million of customer relationships and platforms with an average remaining useful life of 10 years and $30.4 million of trade names and trademarks with an average remaining useful life of 15 years were recognized. The adjustments remove amortization expense on intangible assets included in the Grede historical results and add amortization expense on the intangible assets recognized as part of the accounting for the Grede Transaction as if the value of those assets had been recognized on January 1, 2013. The following table sets forth the amortization adjustment amounts applied for the periods presented:

	Nine Months Ended September 28, 2014	Nine Months Ended September 29, 2013	Year Ended December 31, 2013
	(In millions)
Reverse historical amortization	$(1.1)	$(1.9)	$(2.5)
Add pro forma amortization	15.2	26.9	35.9

Amortization adjustment	$14.1	$25.0	$33.4

g)	Included in the Grede Holdings LLC Historical Results Adjustment for the nine months ended September 28, 2014 is $46.3 million of expense recognized on member unit-based compensation awards which vested during the period as a result of a change-in-control vesting provision. The adjustment removes these expenses from the pro forma statement of operations for the nine months ended September 28, 2014.

h)	Acquisition expenses directly related to the Grede Transaction are included in the consolidated MPG results for the nine months ended September 28, 2014 totaling $13.0 million and the Grede Holdings LLC Historical Results Adjustment totaling $4.5 million. These expenses consisted of legal, accounting and consulting fees. The adjustment removes these expenses from the pro forma statement of operations for the nine months ended September 28, 2014.

i)	As part of the Grede Transaction, Grede entered into new credit facilities consisting of a seven-year $600.0 million term loan and a five-year $75.0 million revolving credit agreement. Interest is accrued at a rate equal to the LIBOR rate (1% floor for term loan) plus an applicable margin of 3.75% or base rate that is the higher of the bank’s prime rate of the Federal funds rate (plus 0.50%), plus an applicable margin of 2.75%.

The table below details the interest calculation on the Grede acquisition debt:

	Nine Months Ended September 28, 2014	Nine Months Ended September 29, 2013	Year Ended December 31, 2013
			(In millions)
Interest on Grede term loan	$20.9	$21.3	$28.4
Less: four months interest included in Consolidated MPG	(9.0)	—	—
Revolver interest and fees, letter of credit fees and other interest(1)	0.6	1.0	1.4

Total	$12.5	$22.3	$29.8

(1)	As actually incurred in the period presented.

Grede incurred debt issuance costs of $20.2 million, which have been deferred and are being recognized in expense through the maturity date of the credit facilities. The adjustment to interest expense as if the debt was entered into on January 1, 2013 was calculated using an average interest rate of 4.75% for each of the periods presented as follows:

	Nine Months Ended September 28, 2014	Nine Months Ended September 29, 2013	Year Ended December 31, 2013
	(In millions)
Interest on Grede acquisition debt	$12.5	$22.3	$29.8
Amortization of deferred financing costs	1.3	2.3	3.0
Less: historical Grede interest expense	(17.4)	(15.9)	(20.4)

Total interest expense adjustment	$(3.6)	$8.7	$12.4

Due to the LIBOR floor, an assumed 25 basis point change in LIBOR would have no impact on the interest expense adjustment.

j)	The adjustments to income tax provision (benefit) applied U.S. statutory rates collectively to the Grede historical results and the pro forma adjustments using rates of 41.0% for the nine months ended September 28, 2014, 41.5% for the nine months ended September 29, 2013 and 41.5% for the year ended December 31, 2013. In connection with the Grede Transaction, Grede became a corporation for U.S. federal income tax purposes subject to corporate level income taxes in future period, and the effective tax rates were determined assuming Grede as a corporation for U.S. federal income tax purposes considering all significant permanent book/tax differences and using the applicable federal, state, and foreign statutory tax rates.

k)	Included in our consolidated results for the nine months ended September 28, 2014 are $1.5 million of legal, accounting and consulting fees incurred for services directly related to the Combination. The adjustment removes such fees from the pro forma statement of operations.

l)	In conjunction with the Combination and adjusted for the stock split, we issued options for 1.55 million shares of our common stock (“New Options”) and converted outstanding awards on HHI, Metaldyne and Grede equity into options for 4.89 million shares of our common stock (“Converted Options”). The adjustment reflects additional expense for stock-based compensation as a result of granting the New Options as if the grant occurred on January 1, 2013 and reflects changes in expense recognition on the Converted Options as if the conversion occurred on January 1, 2013. The expense on the New Options was determined based on the grant-date calculated value based on a Black-Scholes valuation model. Weighted average assumptions, as adjusted for the stock split, used for the grant-date calculated value of the New Options were as follows:

New Awards
Per share fair market value of the underlying stock	$20.00
Exercise price of the option	$20.00
Expected term of the option	5
Annual risk-free interest rate over the option’s expected term	1.7%
Expected annual dividend yield on the underlying stock over the option’s expected term	0%
Expected stock price volatility over the option’s expected term	65%
Weighted average calculated value	$11.37

The expense for each period was applied as follows:

	Nine Months Ended September 28, 2014	Nine Months Ended September 29, 2013	Year Ended December 31, 2013
New Options with immediate vesting (1)	$(7.9)	$7.9	$7.9
Changes in timing of recognition (2)	(1.9)	—	—
Expense adjustment on all other options (3)	1.8	2.6	3.3

Stock-based compensation adjustment	(8.0)	10.5	11.2

(1)	Included in Consolidated MPG results for the nine months ended September 28, 2014 is $7.9 million of expense recognized on the portion of New Options which vested upon grant. The adjustment moves the recognition of this expense to January 1, 2013.
(2)	Included in Consolidated MPG results for the nine months ended September 28, 2014 is $1.9 million of expense recognized on HHI awards representing acceleration of expense recognition as a result of a dividend payment by HHI in May 2014. With an assumed conversion date of January 1, 2013, the acceleration in not applicable to the pro forma results.
(3)	Expense recognition for remaining New Options is being expensed over their weighted average vesting period of 3.1 years. The adjustment represents approximately seven months of expense for the nine months ended September 28, 2014, nine months of expense for the nine months ended September 29, 2013 and 12 months of expense for the year ended December 31, 2013.

m)	The adjustment to reflect interest expense and debt transaction expenses as if the Refinancing, as described above, occurred on January 1, 2013 was calculated using an average interest rate of 4.5% on the borrowings under the Senior Credit Facilities and 7.375% on the Senior Notes for the nine months ended September 28, 2014, nine months ended September 29, 2013 and year ended December 31, 2013 as follows:

	Nine Months Ended September 28, 2014	Nine Months Ended September 29, 2013	Year Ended December 31, 2013
	(In millions)
Interest including amortization of deferred financing fees and discounts on the Refinancing	$83.1	$83.2	$111.1
Less: historical interest on prepaid debt	(80.0)	(74.0)	(101.2)

Total interest expense adjustment	$3.1	$9.2	$9.9

Reverse previously recognized debt transaction expenses	$(2.8)	$(4.9)	$(6.5)

Total other, net adjustment	$(2.8)	$(4.9)	$(6.5)

Due to the LIBOR floor, an assumed 25 basis point change in LIBOR, would have no impact on the interest expense adjustment.

n)	Included in our consolidated results are fees incurred by HHI, Metaldyne and Grede under management consulting agreements with American Securities. These agreements will terminate pursuant to their respective terms upon the consummation of this offering. The adjustment removes such fees from the pro forma statement of operations and reflects the amount of fees recognized in our consolidated results for each period. The adjustment was $3.7 million for the nine months ended September 28, 2014, $3.0 million for the nine months ended September 29, 2013 and $4.0 million for the year ended December 31, 2013.

o)	Reflects the reduction in the interest rate applied in footnote (l) above to the Senior Credit facilities by 25 basis points attributable to this offering. The adjustment was applied as follows:

	Nine Months Ended September 28, 2014	Nine Months Ended September 29, 2013	Year Ended December 31, 2013
	(In millions)
Interest expense	$(2.5)	$(2.5)	$(3.4)

p)	In connection with this offering, we expect to issue restricted shares of our stock with a value of $12.7 million and the number of shares is estimated to be 651,413 based on the midpoint of the price range set forth on the cover page of this prospectus. The vesting period is two years for 2/3 of the shares and three years for 1/3 of the shares. The adjustment was $4.3 million for the nine months ended September 28, 2014, $4.3 million for the nine months ended September 29, 2013 and $5.6 million for the year ended December 31, 2013.

q)	Pro forma earnings per share were calculated using net income (loss) attributable to stockholders as the numerator and the following denominators:

	Nine Months Ended September 28, 2014	Nine Months Ended September 29, 2013	Year Ended December 31, 2013
	(In millions)
Basic shares: Common stock of MPG outstanding upon completion of the Combination and the stock split	67.1	67.1	67.1
Dilutive stock-based compensation awards outstanding	1.5	0.8	0.8

Diluted shares	68.6	67.9	67.9

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth our selected historical financial and other data for the periods and as of the dates indicated. The consolidated statement of operations data for each of the years ended December 31, 2009 and 2010, and the consolidated balance sheets data as of December 31, 2009 and 2010 is derived from the audited consolidated financial statements of HHI that are not included elsewhere in this prospectus. The consolidated statements of operations data for the year ended December 31, 2011, the period from January 1 to October 5, 2012, the period from October 6, 2012 to December 31, 2012 and the year ended December 31, 2013 and the consolidated balance sheet data as of December 31, 2011, 2012, and 2013 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 29, 2013 and September 28, 2014, and the consolidated balance sheet data as of September 28, 2014 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. In our opinion, such financial statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

Our historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes thereto included elsewhere in this prospectus.

	Successor				Predecessor
	Nine Months Ended		Year Ended December 31, 2013	Successor Period 2012 (1)	Predecessor Period 2012 (1)	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
	September 28, 2014	September 29, 2013
	(In millions)
Statement of Operations Data:
Net sales	$1,954.8	$1,505.9	$2,017.3	$205.3	$680.5	$787.3	$750.8	$478.3
Cost of sales	1,649.9	1,276.9	1,708.7	199.5	559.0	643.4	612.4	414.9

Gross profit	304.9	229.0	308.6	5.8	121.5	143.9	138.4	63.4
Selling, general and administrative expenses	134.3	89.1	123.2	14.4	116.6	34.7	35.1	29.5
Acquisition costs	13.0	—	—	25.9	13.4	—	—	4.4

Operating profit (loss)	157.6	139.9	185.4	(34.5)	(8.5)	109.2	103.3	29.5
Interest expense, net	70.7	54.0	74.7	11.1	25.8	31.6	25.8	11.7
Other, net	(7.1)	5.5	17.8	1.5	2.4	6.3	2.2	—

Other expense. net	63.6	59.5	92.5	12.6	28.2	37.9	28.0	11.7

Income (loss) before tax	94.0	80.4	92.9	(47.1)	(36.7)	71.3	75.3	17.8
Income tax expense (benefit)	31.1	26.6	35.0	(15.2)	(11.1)	24.6	28.2	6.7

Net income (loss)	62.9	53.8	57.9	(31.9)	(25.6)	46.7	47.1	11.1
Income attributable to noncontrolling interest	0.3	0.2	0.3	—	0.2	0.1	0.7	(0.0)

Net income (loss) attributable to stockholders	$62.6	$53.6	$57.6	$(31.9)	$(25.8)	$46.6	$46.4	$11.1

Net income (loss) per share attributable to stockholders (2)
Basic	$0.93	$0.80	$0.86	$(0.48)	$(1.46)	$2.64	$2.67	$0.96
Diluted	0.92	0.80	0.86	(0.48)	(1.46)	2.64	2.64	0.91
Basic weighted average shares outstanding	67.1	67.1	67.1	67.1	17.7	17.7	17.4	11.6
Diluted weighted average shares outstanding	67.9	67.1	67.1	67.1	17.7	17.7	17.6	12.2
Statement of Cash Flows Data:
Cash flows from operating activities	$190.6	$159.0	$234.3	$(1.8)	$64.7	$50.9	$52.3	$55.4
Cash flows from investing activities	(931.6)	(86.2)	(116.7)	(1,515.0)	(31.3)	(22.7)	(16.6)	(63.3)
Cash flows from financing activities	825.6	(52.4)	(91.1)	1,557.1	(27.3)	(24.3)	(60.5)	29.7
Effect of exchange rates on cash	(3.9)	1.0	1.4	—	0.3	(0.5)	0.2	(0.3)

Net increase (decrease) in cash and cash equivalents	$80.7	$21.3	$27.9	$40.3	$6.4	$3.4	$(24.6)	$21.5

	Successor			Predecessor
	As of September 28, 2014	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
	(unaudited)
	(In millions)
Balance Sheet Data:
Cash and cash equivalents	$148.9	$68.2	$40.3	$4.2	$0.8	$25.4
Property and equipment, net	724.5	539.5	546.2	130.0	128.3	124.6
Total assets	3,290.8	2,216.8	2,250.2	361.5	332.4	317.2
Long-term debt (including current portion)	1,949.6	1,259.7	1,075.7	331.4	251.6	112.5
Total liabilities	2,747.6	1,891.6	1,729.7	453.2	371.6	211.7
Total stockholders’ equity	543.2	325.2	520.5	(91.7)	(39.2)	105.5

(1)	The period from January 1, 2012 to October 5, 2012 is referred to as “Predecessor Period 2012.” The period from October 6, 2012 to December 31, 2012 is referred to as “Successor Period 2012.”
(2)	For the year ended December 31, 2013 and Successor Period 2012, the weighted average shares outstanding were retrospectively adjusted to reflect our common stock outstanding upon completion of the Combination, and the equivalent shares for outstanding stock-based compensation awards were retrospectively adjusted to reflect the conversion of those awards into options to purchase shares of our common stock. For Predecessor Period 2012 and the year ended December 31, 2011, the weighted average shares outstanding reflect the capital structure of HHI prior to the HHI Transaction, and the equivalent shares for outstanding stock-based compensation reflect awards issued by HHI.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our historical combined financial statements covers periods before the Combination. Accordingly, the discussion and analysis of such periods does not reflect the significant impact the Combination will have on our results of operations. As a result, our historical results of operations and our pro forma results of operations may not be indicative of our future results of operations. See “Risk Factors,” “Unaudited Pro Forma Financial Data” and “—Liquidity and Capital Resources.” In addition, the statements in the discussion and analysis regarding industry outlook, our expectations regarding the performance of our business, our liquidity and capital resources and the other non-historical statements in the discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by the forward-looking statements. You should read the following discussion together with the sections entitled “Risk Factors,” “Unaudited Pro Forma Financial Data” and “Selected Historical Financial Data” and the financial statements and the related notes thereto included elsewhere in this prospectus.

We operate on a 13 week fiscal quarter which ends on the Sunday nearest to March 31, June 30 or September 30, as applicable. Our fiscal year ends on December 31. Further, prior to the Grede Transaction, Grede operated on a 52 or 53 week fiscal year which ends on the Sunday nearest to December 31. After the Grede Transaction, Grede’s fiscal year end will conform to our fiscal year end.

Overview

We are a leading provider of highly-engineered components for use in Powertrain and Safety-Critical Platforms for the global light, commercial and industrial vehicle markets. We produce these components using complex metal-forming manufacturing technologies and processes for a global customer base of vehicle OEMs and Tier I suppliers. We are headquartered in Plymouth, Michigan, and our manufacturing is conducted in 56 production facilities located throughout North and South America, Europe and Asia.

Our History and the Combination

Our business represents the reorganization of the businesses of HHI, Metaldyne and Grede.

HHI manufactures highly-engineered components for the North American light vehicle market. These components include transmission components, drive line components, wheel hubs, axle ring and pinion gears, sprockets, balance shaft gears, timing drive systems, variable valve timing (“VVT”) components, transfer case components and wheel bearings. HHI was formed in 2005, completed the strategic acquisitions of Impact Forge Group, LLC and Cloyes Gear and Products, Inc. and, following a §363 U.S. Bankruptcy Court supervised sale process, acquired certain assets and assumed specified liabilities from FormTech LLC, Jernberg Holdings, LLC and Delphi Automotive PLC’s wheel bearing operations. HHI was acquired by American Securities and certain members of HHI management on October 5, 2012. The purchase price for the HHI Transaction, net of cash and cash equivalents acquired, was $722.2 million. The purchase price was funded by cash from capital contributions of $254.7 million and $505.0 million in term loan debt.

Metaldyne manufactures highly-engineered components for the global light vehicle markets. Metaldyne’s components include connecting rods, VVT components, balance shaft systems, and engine crankshaft dampers, net forged differential gears and pinions, differential assemblies, valve bodies, hollow shafts, clutch modules and end covers. Metaldyne was formed in 2009 as a new entity to acquire certain assets and assume specified liabilities from Oldco M Corporation following a §363 U.S. bankruptcy court supervised sale process. Oldco M Corporation was previously formed when MascoTech, Inc., a then-publicly traded company, was taken private and acquired Simpson Industries, Inc., another then-public company. Metaldyne was acquired by American Securities and certain members of Metaldyne management on December 18, 2012. The purchase price for the Metaldyne Transaction, including contingent consideration, was $796.6 million, net of cash and cash equivalents acquired. The Metaldyne Transaction was financed through a $620.0 million senior secured credit facility, which included a $75.0 million revolving credit facility (of which $6.0 million was outstanding at December 18, 2012), by cash from capital contributions of $295.0 million and $175.0 million of Metaldyne’s existing cash at December 18, 2012.

Grede manufactures highly-engineered components for the light, commercial and industrial vehicle and industrial (agriculture, construction, mining, rail, wind energy and oil field) vehicle end-markets. These components include turbocharger housings, differential carriers and cases, scrolls and covers, brake calipers and housings, knuckles, control arms, and axle components. Grede was formed in 2010 through a combination of the assets of the former Grede Foundries, Inc. and Citation Corporation, following a §363 U.S. bankruptcy court supervised sale process. Subsequently, Grede acquired Foseco-Morval Inc., GTL Precision Patterns Inc., Paxton-Mitchell Corporation, Virginia Castings Industries LLC, Teknik S.A. de C.V. and Novocast S.A. de C.V. and established global alliances, including with Georg Fischer Automotive AG (Europe / China). Grede was acquired by American Securities and certain members of Grede management on June 2, 2014. The purchase price for the Grede Transaction was $829.7 million, net of cash and cash equivalents acquired. The purchase price was funded by $258.6 million in cash from capital contributions, $600.0 million in borrowings under Grede’s term loan credit facility and $75.0 million in borrowings under Grede’s revolving credit facility (of which $1.0 million was outstanding at June 2, 2014).

In this discussion and analysis, we refer to the HHI Transaction, the Metaldyne Transaction and the Grede Transaction as the “Transactions.”

Immediately following the closing of this offering, American Securities is expected to own approximately 72.7% of our outstanding common stock, or 69.2% if the underwriters exercise their option to purchase additional shares in full from the selling stockholder. As a result, American Securities will be able to exert significant voting influence over fundamental and significant corporate matters and transactions. See “Risk Factors—Risks Related to Our Company and Our Organizational Structure” and “Principal and Selling Stockholder.”

The Combination

HHI, Metaldyne and Grede were reorganized on August 4, 2014 through the mergers of three separate wholly-owned merger subsidiaries of MPG. As a result, HHI, Metaldyne and Grede became wholly-owned subsidiaries of MPG. These transactions are referred to as the “Combination.” The Combination has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests, that is, the bases of accounting of HHI and Metaldyne were carried over to MPG. See “Summary—Company Organization and History.”

The Refinancing

On October 20, 2014, MPG Holdco, our wholly owned subsidiary, entered into the Senior Credit Facilities in the aggregate amount of $1,600.0 million. The Senior Credit Facilities provide for (i) the seven-year $1,350.0 million Term Loan Facility and (ii) the five-year $250.0 million Revolving Credit Facility. The Senior Credit Facilities rank guaranteed by MPG and substantially all of our existing and future domestic restricted subsidiaries and are secured by substantially all of our and the guarantors’ assets on a first lien basis, subject, in each case, to certain limitations. On October 20, 2014, MPG Holdco also entered into an indenture pursuant to which it issued $600.0 million aggregate principal amount of its 7.375% Senior Notes due 2022. The Senior Notes are pari passu in right of payment with the Senior Credit Facilities, but are effectively subordinated to the Senior Credit Facilities to the extent of the value of the assets securing such indebtedness. For further information on the Senior Credit Facilities, see “Description of Other Indebtedness—Senior Credit Facilities.”

The net proceeds of the Senior Notes and the borrowings under the Senior Credit Facilities, together with cash on hand, were used to prepay all amounts outstanding under each of HHI, Metaldyne and Grede’s existing senior secured credit facilities as described below:

•	the HHI Credit Facilities consisting of (i) the HHI Term Loans in an original aggregate principal amount of $735.0 million and (ii) the $75.0 million HHI Revolver;

•	the Metaldyne Credit Facilities consisting of (i) the U.S. dollar Metaldyne Term Loans in an original aggregate principal amount of $537.0 million, (ii) the Euro denominated Metaldyne Term Loans in an original aggregate principal amount of €100.0 million and (iii) the $75.0 million Metaldyne Revolver; and

•	the Grede Credit Facilities consisting of (i) Grede Term Loans in an original aggregate principal amount of $600.0 million and (ii) the $75.0 million Grede Revolver.

Collectively, we refer to the refinancing transactions described above and the payment of fees and expenses related to the foregoing as the “Refinancing”.

Basis of Presentation

As a result of the Transactions and the Combination, our results of operations include:

•	the results of HHI for all periods presented in this discussion and analysis;

•	the results of Metaldyne for the periods from December 18, 2012 through December 31, 2012, the year ended December 31, 2013 and the nine months ended September 29, 2013 and September 28, 2014; and

•	the results of Grede from June 2, 2014 through September 28, 2014.

Accordingly, in the following discussion and analysis:

•	the results of operations for the periods from January 1, 2011 to October 5, 2012, the date of the HHI Transaction, are referred to as the “Predecessor Period”;

•	the results of operations for the periods from October 6, 2012 to September 28, 2014 are referred to as the “Successor Period”;

•	the period from January 1, 2012 to October 5, 2012 is referred to as “Predecessor Period 2012”;

•	the period from October 6, 2012 to December 31, 2012 is referred to as “Successor Period 2012”;

•	Predecessor Period 2012 reflects the results of HHI prior to the HHI Transaction and no results for either Metaldyne or Grede; and

•	Successor Period 2012 reflects the results of HHI for the entire period, the results of Metaldyne from December 18, 2012 to December 31, 2012 and no results for Grede.

Factors Affecting the Comparability of Our Results of Operations

As a result of a number of factors, our results of operations for the Predecessor Period are not comparable to the Successor Period, our historical results of operations may not be comparable to our results of operations in future periods and our results of operations may vary from period to period. Set forth below is a brief discussion of the key factors impacting the comparability of our results of operations.

The Transactions and the Combination

As a result of each of the Transactions and the Combination, our revenue and expenses have increased significantly and periods prior to each of the Transactions or the Combination are not comparable to periods after each of them. The main aspects of the Transactions and the Combination affecting comparability include:

•	Our Historical Results Do Not Reflect All of Our Businesses. Our results for the year ended December 31, 2011 and the 352 day period ended December 17, 2012 only include results for HHI and do not include the results for Metaldyne. In addition, our results for the periods prior to June 2, 2014, the date of the Grede Transaction, do not include the results of Grede.

•	Transaction Related Costs. In connection with the HHI Transaction, the Metaldyne Transaction and the Grede Transaction, we incurred $23.7 million, $15.6 million and $13.0 million, respectively, of non-recurring transaction related expenses, principally professional and sponsor fees. These transaction costs were included in acquisition costs for the relevant periods and will not recur in future periods. In addition, in connection with the Combination, we incurred additional transaction related expenses of $1.5 million that were recorded as transaction-related costs in the nine months ended September 28, 2014.

•	Increased Interest Expense. In connection with each of the Transactions, we assumed indebtedness and incurred additional indebtedness which increased our interest expense.

•	Increased Depreciation and Amortization Expense. Each of the Transactions was accounted for as a purchase. As such, the assets acquired and liabilities assumed and non-controlling interests were measured and reported in our financial statements at fair value. Since and including the HHI Transaction, we (i) recorded goodwill and other net intangible assets of $1,690.9 million and (ii) significantly increased the value of property and equipment with the step-up to fair value in connection with the Transactions and our other acquisitions. We also made capital expenditures since the HHI Transaction associated with growth and cost reduction activities. As a result, our depreciation and amortization expenses have increased significantly since the HHI Transaction.

•	Stock-Based Compensation. In connection with each of the Transactions and the Combination, we incurred stock-based compensation expense, which is included in selling, general and administrative expense for the relevant period. We will incur additional stock-based compensation expense in future periods.

•	Income Taxes. In connection with each of the Transactions, significant book and tax differences were accounted for in deferred taxes. In addition, prior to the Grede Transaction, Grede was treated as a partnership for U.S. federal income tax purposes and, accordingly, all of the earnings of Grede passed through to its members for U.S. federal income tax purposes. Grede was subject to tax in Mexico and certain states within the United States. In connection with the Grede Transaction, Grede became a corporation for U.S. federal income tax purposes subject to corporate level income taxes in future periods.

Operational Changes

As a result of several factors, including our assessment of plant performance, facilities and equipment operating condition, availability of labor, and related operating costs, we may close or consolidate production lines or entire plants. These changes can result in the transfer or reduction of business, impairment losses, costs to transfer operations to a new plant and other expenses. In 2013, Grede closed three plants, which resulted in an impairment loss and a decrease in net sales in subsequent periods.

Foreign Currency Fluctuations

As a result of our global operations, we generate a significant portion of our net sales and incur a substantial portion of our expenses in currencies other than the U.S. dollar. As a result, our net sales, cost of sales, operating expenses and certain assets and liabilities fluctuate as the value of such currencies fluctuate in relation to the U.S. dollar. In addition, the results of operations of some of our operating entities are reported in currencies other than the U.S. dollar and then translated into U.S. dollars at the applicable exchange rate for inclusion in our financial statements. As a result, appreciation of the U.S. dollar against these other currencies generally will have a negative impact on our reported sales and profits while depreciation of the U.S. dollar against these other currencies will generally have a positive effect on reported sales and profits. Our primary currency exposures are the Euro, Mexican Peso, Korean Won and Chinese Renminbi. We do not enter into foreign currency exchange contracts to mitigate this risk. In addition, our Euro denominated debt with a principal balance of €98.5 million and €99.0 million as of September 28, 2014 and December 31, 2013, respectively, is subject to translation gains and losses each period.

Commodity Price Risk

We maintain raw material price pass-through arrangements with our customers on substantially all of our products to reduce exposure to raw material price fluctuations. In instances where the risk is not covered contractually, we have generally been able to adjust customer prices to recover commodity cost increases. As a result, our net sales and cost of sales may increase or decrease based on fluctuations in prevailing commodity prices during the period.

Debt Refinancings

From time to time, we have completed several debt refinancing transactions to take advantage of favorable market conditions and fund the return of capital to our stockholders. These transactions have increased our indebtedness, increased our interest expense and resulted in debt refinancing costs. In addition, we expect to incur additional debt refinancing expenses as a result of the Refinancing.

Interest Rate Fluctuations

Our indebtedness contains variable interest rate provisions. As a result, our interest expense may vary from period to period due to variations in prevailing interest rates.

Stock-based Compensation

In conjunction with this offering and in future periods, we expect to issue long-term equity incentive awards in the form of restricted stock units or stock options to our officers, key employees and non-employees. The result will be an increase in our selling, general and administrative expenses in future period as the grant-date value of the awards are recognized in expense over the vesting term of the awards. In connection with this offering, we expect to issue restricted shares of our stock with a value of $12.7 million and the number of shares is estimated to be 651,413 based on the midpoint of the range set forth on the cover page of this prospectus. The aggregate amount of expense for these awards is $12.7 million, which is to be recognized over the next three years.

Our Segments

We are organized in, operate and report our results of operations for three segments:

•	HHI segment, which is comprised of the HHI business;

•	Metaldyne segment, which is comprised of the Metaldyne business; and

•	Grede segment, which is comprised of the Grede business.

We allocate the corporate costs of MPG equally among the three segments due to their similar size and nature of the costs.

Factors Affecting our Results of Operations

Industry Trends

We primarily serve the global light vehicle and the North American commercial and industrial vehicle and equipment end-markets with a focus on Powertrain and Safety-Critical applications. Our net sales are impacted by demand in these end-markets. Demand in these end-markets is driven by consumer preferences and regulatory requirements (particularly related to fuel economy and safety standards), and macro-economic factors.

Economic Conditions

Our net sales are driven by the strength of the global light vehicle industry, particularly in North America, as well as the North American commercial and industrial vehicle industry, each of which tends to be highly correlated to macro-economic conditions. The level of demand for our products depends primarily upon the level of consumer demand for new vehicles, as well as the demand for commercial and industrial vehicles, that are manufactured with our products. Variations in global macro-economic conditions, particularly in North America and Europe that result in changes in vehicle sales and production by our customers, have impacted and will continue to impact our net sales.

Consumer Preferences and Government Regulations

Demand for our component parts is a function of the number of vehicles produced and trends in content per vehicle for specific component categories. These variables are driven by consumer preferences and regulatory requirements, particularly related to fuel economy and safety standards. OEMs continue to source vehicle component parts that improve fuel economy and safety in order to meet increasingly strict regulatory requirements around the world. These trends have impacted and will continue to impact our net sales.

Supply Dynamics

During 2008 and 2009, a significant amount of the automotive forging capacity was removed from the North American market. According to The American Foundry Society, an estimated 1 million tons, representing over 10% of iron casting capacity and 36 iron metal casters, exited the North American market from 2007 to 2010. In addition, the number of light vehicle Powertrain and Safety-Critical component suppliers declined significantly during 2008 and 2009. Capacity has not rebounded to historical levels due to the magnitude of the investment and the length of time required to open new facilities, acquire equipment and navigate environmental permitting processes. These trends have impacted and will continue to impact our net sales and gross profit.

Globalization of Platforms

In recent years, light vehicle OEMs have increasingly consolidated their vehicle engine and transmission Platforms with localized sourcing to improve supply chain efficiency, reduce unit cost and increase profitability. As a result of our global manufacturing footprint, these trends have impacted and may continue to impact our net sales and gross profit.

Pricing

Cost-cutting initiatives by vehicle OEMs, as well as on-going value analysis/value engineering (“VA/VE”), activity result in changes to the pricing of our products. Many of our long-term contracts with our customers require us to reduce our prices in subsequent years and all of these contracts provide for pricing adjustments for engineering changes and other changes to specifications. We have historically mitigated the impact of pricing on our margins through working with our customers on VA/VE activities, which generally result in reduced prices in conjunction with reduced costs. We also focus on on-going cost reductions and increases in manufacturing efficiencies throughout our operations. Our profitability in future periods depends, in part, on our ability to generate sufficient production cost savings, as well as VA/VE projects and other efficiency improvements to offset any future price reductions.

Key Components of Results of Operations

Net Sales

We generate net sales primarily from the sale of Powertrain and Safety-Critical products for the global light, commercial and industrial vehicle markets. Our net sales reflect the impact of customer pricing allowances. Net sales are also impacted by volume, customer prices, product mix, material surcharges and foreign currency fluctuations. These factors all have an impact on future sales as fluctuations in volume, pricing, foreign currency and material prices directly impact our net sales.

Cost of Sales

Cost of sales consist of raw material costs, direct labor associated with the manufacture and assembly of our products and the overhead expense related to our manufacturing operations. For the year ended December 31, 2013, raw material costs, direct labor costs and overhead expenses and were approximately 52%, 6% and 42%, respectively, of our total cost of sales. On a pro forma basis for the year ended December 31, 2013, direct material costs, direct labor costs and overhead expenses and were approximately 46%, 7% and 47%, respectively, of our pro forma total cost of sales. For the nine months ended September 28, 2014, direct material costs, direct labor costs and overhead expenses were approximately 45%, 7% and 48%, respectively, of our total cost of sales. On a pro forma basis for the nine months ended September 28, 2014, direct material costs, direct labor costs and overhead expenses were approximately 43%, 7% and 50%, respectively, of our total pro forma cost of sales.

Our direct material costs are comprised primarily of raw materials and sub-component parts used in the production or our components. We maintain raw material price pass-through arrangements with our customers on substantially all of our products whereby increases and decreases in the cost of our raw materials are adjusted in our selling prices either through a change in selling price or a surcharge mechanism. These costs have generally followed the related markets for the underlying commodities that we utilize, including special bar quality steel, scrap steel, powder metal, pig iron and molten aluminum. The cost changes and the related changes in prices or surcharges are reflected in our cost of sales and our net sales.

Our direct labor costs are comprised of the wages of our workforce that is directly associated with the production of our products. Where we have union agreements (see “Business—Employees”), wage increases follow the negotiated requirements of the related contract. Wages for non-union employees follow local market conditions for merit increases and employment. Benefit costs are subject to changes in healthcare cost trends, payroll and unemployment tax rates and changes in benefit plan structure.

Our overhead costs are comprised of variable and fixed costs related to the operation of our manufacturing facilities. These costs include depreciation, rent expense, maintenance, perishable tooling, indirect labor costs, including benefits, and utilities. Costs related to overhead are impacted by inflation, changes in production volumes and the requirements of products produced at each location.

Gross Profit

Gross profit (net sales less cost of sales) and gross margin (gross profit as a percentage of net sales) are impacted by a number of factors including, product mix, percentage of net sales from raw material price fluctuations, foreign currency fluctuations, overhead cost fluctuations and depreciation and amortization cost fluctuations due to changes in capital expenditures and purchase accounting adjustments. Gross margins on our products vary based on their composition, the complexity of the production process, the length of time that the products have been in production and other factors.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses consist of salaries and benefits for our sales, marketing, management and administrative personnel, professional fees, expenses relating to certain IT systems and amortization of certain of our intangibles. After the consummation of this offering we expect to incur significant additional legal, accounting and other expenses in connection with being a public company including compliance with the Sarbanes-Oxley Act. We also expect to see an increase in our stock-based compensation expense with the establishment of a new equity plan associated with the Combination and related grants of equity either in the form of restricted stock or options.

Acquisition Costs

Acquisition costs consist of direct expenses related to the HHI Transaction, the Metaldyne Transaction and the Grede Transaction.

Interest Expense, Net

Interest expense, net consists primarily of interest on borrowings, and the amortization of costs incurred to obtain long-term financing, partially offset by interest income on short-term cash and cash equivalents.

Other, Net

Other, net primarily consists of foreign currency gains and losses, debt transaction expenses and, in 2013, a $10.1 million purchase price adjustment related to the Metaldyne Transaction.

Income Tax Expense (Benefit)

Income tax expense (benefit) consists of federal, state and local taxes based on income in multiple jurisdictions. Our income tax expense is impacted by the pre-tax earnings in jurisdictions with varying tax rates and any related foreign tax credits that may be available to us. Our current and future provision for income taxes will vary from statutory rates due to the impact of valuation allowances in certain countries, income tax incentives and holidays, certain non-deductible expenses, withholding taxes and other discrete items. Furthermore, as a result of the Transactions, we have significant book and tax accounting differences which impact the amount of deferred taxes.

Key Operating Metrics

We evaluate the performance of our business using a variety of operating and performance metrics. Set forth below is a description of our key operating metrics.

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) before interest expense, provision for (benefit from) income taxes and depreciation and amortization, with further adjustments to reflect the additions and eliminations of certain income statement items, including (i) gains and losses on foreign currency and fixed assets and debt transaction expenses, (ii) stock-based compensation and other non-cash charges, (iii) sponsor management fees and other income and expense items that we consider to be not indicative of our ongoing operations, (iv) specified non-recurring items and (v) other adjustments.

We believe Adjusted EBITDA is used by investors as a supplemental measure to evaluate the overall operating performance of companies in our industry. Management uses Adjusted EBITDA (i) as a measurement used in comparing our operating performance on a consistent basis, (ii) to calculate incentive compensation for our employees, (iii) for planning purposes, including the preparation of our internal annual operating budget, (iv) to evaluate the performance and effectiveness of our operational strategies and (v) to assess compliance with various metrics associated with our agreements governing our indebtedness. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating performance in the same manner as our management. For a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure, see “Summary—Summary Historical Financial and Other Data.”

Incremental Business Backlog

Incremental business backlog, which we measure as anticipated net product sales from incremental business for the next three years at each year end, net of Programs being phased out and any foreign currency fluctuations, is approximately $435 million as of December 31, 2013 on a pro forma basis to give effect to the Grede Transaction. We are typically awarded Programs one to three years prior to the start of production on new and replacement business. Due to the timing of the OEM sourcing cycle, we measure our anticipated net product sales based on contracts to be executed in the next three years at each year end. Our estimate of anticipated net product sales includes formally awarded new Programs, Programs which we believe are highly probable of being awarded to us and expected volume changes on existing Programs. Our estimate may be impacted by various assumptions, including vehicle production levels on new and replacement Programs, customer price reductions, currency exchange rates and the timing of Program launches. We typically enter into agreements with our customers at the beginning of a vehicle’s life for the fulfillment of customers’ purchasing requirements for the entire production life of the vehicle. Historically, contract terminations have been infrequent. We believe incremental business backlog is useful to potential investors as an indication of our revenue visibility. However, this anticipated net product sales information could differ significantly from actual firm orders or firm commitments, and awards of business do not represent guarantees of production volumes or revenues.

Adjusted Free Cash Flow

We define Adjusted Free Cash Flow as Adjusted EBITDA less capital expenditures. Capital expenditures can be found in our consolidated statement of cash flows as a component of cash flows from investing activities. We present Adjusted Free Cash Flow because our management considers it to be a useful, supplemental indicator of our performance. When measured over time, Adjusted Free Cash Flow provides supplemental information to investors concerning our results of operations and our ability to generate cash flows to satisfy mandatory debt service requirements and make other non-discretionary expenditures. For a reconciliation of Adjusted Free Cash Flow to net income, the most directly comparable GAAP measure, see “Summary—Summary Historical Financial and Other Data.”

Results of Operations

Nine Months ended September 28, 2014 compared to Nine Months ended September 29, 2013

The following table sets forth our statement of operations for the periods presented.

	Nine Months Ended September 28, 2014	Nine Months Ended September 29, 2013
	(In millions)
Net sales	$1,954.8	$1,505.9
Cost of sales	1,649.9	1,276.9

Gross profit	304.9	229.0
Selling, general and administrative expenses	134.3	89.1
Acquisition costs	13.0	—

Operating income	157.6	139.9
Interest expense, net	70.7	54.0
Other, net	(7.1)	5.5

Income before taxes	94.0	80.4
Income tax provision	31.1	26.6

Net income	62.9	53.8
Income attributable to noncontrolling interests	0.3	0.2

Net income attributable to stockholders	$62.6	$53.6

Net Sales

Net sales were $1,954.8 million for the nine months ended September 28, 2014 as compared to $1,505.9 million for the nine months ended September 29, 2013, an increase of $448.9 million. This increase was primarily driven by higher vehicle production levels, new Program launches, and the inclusion of Grede segment results of $331.4 million subsequent to the Grede Transaction in June 2014.

The following table sets forth our net sales by segment for the nine months ended September 28, 2014 and September 29, 2013:

	Nine Months Ended September 28, 2014	Nine Months Ended September 29, 2013
	(In millions)
HHI segment	$736.6	$681.3
Metaldyne segment	894.8	832.2
Grede segment	331.4	—
Less: intersegment sales	(8.0)	(7.6)

Total	$1,954.8	$1,505.9

HHI segment net sales were $736.6 million for the nine months ended September 28, 2014 as compared to $681.3 million for the nine months ended September 29, 2013, an increase of $55.3 million, or 8.1%. This increase was primarily attributable to increased volumes due to higher North American light vehicle production levels and the benefit from net new Programs launched in 2013. The increase in HHI segment net sales was also attributable to higher raw material surcharge pass-through of $11.5 million, due to increased steel prices, as well as net increases in customer prices.

Metaldyne segment net sales for the nine months ended September 28, 2014 were $894.8 million as compared to $832.2 million for the nine months ended September 29, 2013, an increase of $62.6 million, or 7.5%. This increase was primarily attributable to increased volumes due to higher North American light vehicle production levels, coupled with the on-going recovery of European light vehicle production and the impact of net new Programs launched in 2013. The increase in Metaldyne segment net sales was also attributable to favorable currency movements of $12.1 million, partially offset by net decreases in customer prices and lower raw material surcharge pass-through of $0.4 million.

Grede segment net sales for the nine months ended September 28, 2014 were $331.4 million. Grede segment net sales and our net sales do not reflect the net sales of Grede prior to the Grede Transaction in June 2014.

Cost of Sales

Cost of sales was $1,649.9 million for the nine months ended September 28, 2014 as compared to $1,276.9 million for the nine months ended September 29, 2013, an increase of $373.0 million. This increase was primarily driven by the inclusion of Grede segment results of $285.1 million subsequent to the Grede Transaction in June 2014, higher vehicle production levels and the impact of new Program launches.

The following table sets forth our cost of sales by segment for the nine months ended September 28, 2014 and September 29, 2013:

	Nine Months Ended September 28, 2014	Nine Months Ended September 29, 2013
	(In millions)
HHI segment	$612.3	$569.9
Metaldyne segment	760.5	714.6
Grede segment	285.1	—
Eliminations	(8.0)	(7.6)

Total	$1,649.9	$1,276.9

HHI segment cost of sales was $612.3 million for the nine months ended September 28, 2014, or 83.1% of HHI segment net sales for the same period, as compared to $569.9 million for the nine months ended September 29, 2013, or 83.6% of HHI segment net sales for the same period, an increase of $42.4 million, or 7.4%. This increase was primarily driven by increased volumes, product mix, higher raw material surcharge pass-through from suppliers of $11.3 million, higher depreciation expense of $6.2 million primarily due to capital expenditures, and net manufacturing cost increases of $3.0 million primarily due to labor, benefits and utilities.

Metaldyne segment cost of sales was $760.5 million for the nine months ended September 28, 2014, or 85.0% of Metaldyne segment net sales for the same period, as compared to $714.6 million for the nine months ended September 29, 2013, or 85.9% of Metaldyne segment net sales for the same period, an increase of $45.9 million, or 6.4%. The increase in cost of sales was primarily attributable to net manufacturing cost increases of $15.8 million, higher volumes and product mix, unfavorable currency movements of $9.3 million and higher raw material surcharge pass-through from suppliers of $1.2 million.

Grede segment cost of sales for the nine months ended September 28, 2014 were $285.1 million, or 86.0% of Grede segment net sales for the same period. Grede segment cost of sales and our cost of sales do not reflect the cost of sales of Grede prior to the Grede Transaction in June 2014.

Gross Profit

Gross profit was $304.9 million for the nine months ended September 28, 2014 as compared to $229.0 million for the nine months ended September 29, 2013, an increase of $75.9 million, or 33.1%. This increase was primarily driven by higher vehicle production levels and the inclusion of Grede segment results of $46.4 million subsequent to the Grede Transaction in June 2014.

The following table sets forth our gross profit by segment for the nine months ended September 28, 2014 and September 29, 2013:

	Nine Months Ended September 28, 2014	Nine Months Ended September 29, 2013
	(In millions)
HHI segment	$124.3	$111.4
Metaldyne segment	134.2	117.6
Grede segment	46.4	—

Total	$304.9	$229.0

HHI segment gross profit was $124.3 million for the nine months ended September 28, 2014, or 16.9% of HHI segment net sales for the same period, as compared to $111.4 million for the nine months ended September 29, 2013, or 16.4% of HHI segment net sales for the same period, an increase of $12.9 million, or 11.6%. This increase was primarily attributable to higher volumes, favorable product mix, combined with net price increases. These increases to HHI segment gross profit were partially offset by higher depreciation expense of $6.2 million primarily due to capital expenditures, along with net manufacturing cost increases of $3.0 million primarily due to labor, benefits and utilities.

Metaldyne segment gross profit was $134.2 million for the nine months ended September 28, 2014, or 15.0% of Metaldyne segment net sales for the same period, as compared to $117.6 million for the nine months ended September 29, 2013, or 14.1% of Metaldyne segment net sales for the same period, an increase of $16.6 million, or 14.1%. This increase was primarily attributable to higher volume, favorable product mix, and favorable foreign currency movements of $2.8 million. The increase in Metaldyne segment gross profit was partially offset by net manufacturing cost increases of $15.8 million.

Grede segment gross profit for the nine months ended September 28, 2014 was $46.4 million. Grede segment gross profit and our gross profit do not reflect the gross profit of Grede prior to the Grede Transaction in June 2014.

Operating Income

Operating income was $157.6 million for the nine months ended September 28, 2014 as compared to $139.9 million for the nine months ended September 29, 2013, an increase of $17.7 million, or 12.7%. This increase was primarily driven by higher gross profit of $75.9 million and was partially offset by increased stock compensation expense and higher amortization expense. Additionally, the inclusion of Grede segment results subsequent to the Grede Transaction in June 2014 reflects transaction related costs and accounting related adjustments resulting from the Grede Transaction, including $13.0 million of acquisition related costs.

The following table sets forth our operating income by segment for the nine months ended September 28, 2014 and September 29, 2013:

	Nine Months Ended September 28, 2014	Nine Months Ended September 29, 2013
	(In millions)
HHI segment	$73.8	$70.7
Metaldyne segment	82.9	69.2
Grede segment	0.9	—

Total	$157.6	$139.9

HHI segment operating income was $73.8 million, or 10.0% of HHI segment net sales for the nine months ended September 28, 2014, as compared to $70.7 million, or 10.4% of HHI segment net sales for the nine months ended September 29, 2013, an increase of $3.1 million, or 4.4%. The increase in HHI segment operating income was primarily attributable to the increase in HHI segment gross profit of $12.9 million, partially offset by increased stock compensation expense of $8.8 million in SG&A related to new options.

Metaldyne segment operating income was $82.9 million, or 9.3% of Metaldyne segment net sales for the nine months ended September 28, 2014, as compared to $69.2 million, or 8.3% of Metaldyne segment net sales for the nine months ended September 29, 2013, an increase of $13.7 million, or 19.8%. The increase was primarily due to the increase in gross profit of $16.6 million, offset by $1.4 million of higher amortization expense.

Grede segment operating income for the nine months ended September 28, 2014 was $0.9 million. Grede segment operating income and our operating income do not reflect the operating income (loss) of Grede prior to the Grede Transaction in June 2014. The operating income in our Grede segment was impacted by acquisition costs of $13.0 million and a $4.4 million expense related to the inventory step-up from the Grede Transaction. Also included is stock compensation expense of $1.2 million in SG&A related to new options.

Other, Net

Other, net was $7.1 million of income for the nine months ended September 28, 2014 as compared to expense of $5.5 million for the nine months ended September 29, 2013, a favorable change of $12.6 million. This change in other, net was primarily due to the impact foreign currency fluctuations of 12.9 million.

Interest Expense, Net

Interest expense, net was $70.7 million for the nine months ended September 28, 2014 as compared to $54.0 million for the nine months ended September 29, 2013, an increase of $16.7 million. The increase in interest expense, net reflected higher average outstanding borrowings including the additional debt associated with the Grede Transaction in June 2014 and increased indebtedness used to fund the return of capital to our stockholders, partially offset by lower overall interest rates due to refinancing activities.

Income Taxes

The income tax provision for the nine months ended September 28, 2014 and September 29, 2013 was $31.1 million and $26.6 million, respectively. This increase was primarily due to the higher pre-tax income. Our effective tax rate for both the nine months ended September 28, 2014 and September 29, 2013 was 33.1%.

Net Income Attributable to Stockholders

Net income attributable to stockholders was $62.6 million, or 3.2% of net sales for the nine months ended September 28, 2014, as compared to $53.6 million, or 3.6% of net sales for the nine months ended September 29, 2013, an increase of $9.0 million, or 16.8%. The increase was primarily attributable to the factors discussed above.

Year Ended December 31, 2013 compared to Successor Period 2012 and Predecessor Period 2012

The following table sets forth our statement of operations for the periods presented:

	Successor		Predecessor

	Year Ended December 31, 2013	Successor Period 2012	Predecessor Period 2012	Year Ended December 31, 2011
	(In millions)
Net sales	$2,017.3	$205.3	$680.5	$787.3
Cost of sales	1,708.7	199.5	559.0	643.4

Gross profit	308.6	5.8	121.5	143.9
Selling, general and administrative expenses	123.2	14.4	116.6	34.7
Acquisition costs	—	25.9	13.4	—

Operating income (loss)	185.4	(34.5)	(8.5)	109.2
Interest expense, net	74.7	11.1	25.8	31.6
Other, net	17.8	1.5	2.4	6.3

Income (loss) before taxes	92.9	(47.1)	(36.7)	71.3
Income tax provision (benefit)	35.0	(15.2)	(11.1)	24.6

Net income (loss)	57.9	(31.9)	(25.6)	46.7
Income attributable to noncontrolling interests	0.3	—	0.2	0.1

Net income (loss) attributable to stockholders	$57.6	$(31.9)	$(25.8)	$46.6

Net Sales

Net sales were $2,017.3 million, $205.3 million and $680.5 million for the year ended December 31, 2013, Successor Period 2012 and Predecessor Period 2012, respectively. Net sales for the year ended December 31, 2013 reflected the results of Metaldyne for the full year as a result of the Metaldyne Transaction.

The following table sets forth our net sales by segment for the periods presented:

	Successor		Predecessor

	Year Ended December 31, 2013	Successor Period 2012	Predecessor Period 2012
	(In millions)
HHI segment	$916.5	$186.4	$680.5
Metaldyne segment	1,112.0	18.9	—
Grede segment	—	—	—
Less: intersegment sales	(11.2)	—	—

Total	$2,017.3	$205.3	$680.5

HHI segment net sales were $916.5 million, $186.4 million and $680.5 million for the year ended December 31, 2013, Successor Period 2012 and Predecessor Period 2012, respectively. HHI segment net sales for the year ended December 31, 2013 reflected higher volumes from positive trends in North American light vehicle production as well the impact of net new Program launches in 2013. Net sales also reflected net increases in customer prices, partially offset by lower steel surcharge pass-through of $3.8 million.

Metaldyne segment net sales were $1,112.0 million for the year ended December 31, 2013 and $18.9 million for Successor Period 2012. Predecessor Period 2012 does not reflect any Metaldyne segment net sales. Metaldyne segment net sales for the year ended December 31, 2013 reflected higher volumes resulting from overall market increases in North America, stabilizing European volume and new Program launches as well as the favorable impact of foreign currency fluctuations, partially offset by lower raw material surcharge pass-through.

Our net sales do not reflect any Grede net sales for the year ended December 31, 2013, Successor Period 2012 or Predecessor Period 2012.

Cost of Sales

Cost of sales was $1,708.7 million, $199.5 million and $559.0 million for the year ended December 31, 2013, Successor Period 2012 and Predecessor Period 2012, respectively. Cost of sales for the year ended December 31, 2013 reflected the results of Metaldyne for the full year as a result of the Metaldyne Transaction. The following table sets forth our cost of sales by segment for the periods presented:

	Successor		Predecessor

	Year Ended December 31, 2013	Successor Period 2012	Predecessor Period 2012
	(In millions)
HHI segment	$765.5	$173.3	$559.0
Metaldyne segment	954.4	26.2	—
Grede segment	—	—	—
Less: intersegment sales	(11.2)	—	—

Total	$1,708.7	$199.5	$559.0

HHI segment cost of sales was $765.5 million for the year ended December 31, 2013 as compared to $173.3 million for Successor Period 2012 and $559.0 million for Predecessor Period 2012. Cost of sales for the year ended December 31, 2013 reflected the higher volumes mentioned above, and increased salaries, wages, and benefits of $3.8 million. These increases were partially offset by manufacturing cost improvements, positive product mix, and lower steel surcharge pass-through from suppliers of $2.5 million. Purchase accounting adjustments related to the HHI Transaction in October 2012 also increased cost of sales by $24.9 million related to higher depreciation from the revaluation of fixed assets, partially offset by $11.1 million for the step-up to fair market value and consequent charge for inventory in the Successor Period 2012.

Metaldyne segment cost of sales was $954.4 million for the year ended December 31, 2013 and $26.2 million for Successor Period 2012. Predecessor Period 2012 does not reflect any Metaldyne segment cost of sales. Metaldyne segment cost of sales for the year ended December 31, 2013, which represents a full year of results as compared to fourteen days for Successor Period 2012, reflected higher volumes, higher depreciation resulting from the Metaldyne Transaction purchase accounting and increased labor and overhead costs.

Our cost of sales does not reflect any Grede cost of sales for the year ended December 31, 2013, Successor Period 2012 or Predecessor Period 2012.

Gross Profit

Gross profit was $308.6 million, $5.8 million and $121.5 million for the year ended December 31, 2013, Successor Period 2012 and Predecessor Period 2012, respectively. Gross profit for the year ended December 31, 2013 reflected the results of Metaldyne for the full year as a result of the Metaldyne Transaction. The following table sets forth our gross profit (loss) by segment for the periods presented:

	Successor		Predecessor

	Year Ended December 31, 2013	Successor Period 2012	Predecessor Period 2012
	(In millions)
HHI segment	$151.0	$13.1	$121.5
Metaldyne segment	157.6	(7.3)	—
Grede segment	—	—	—

Total	$308.6	$5.8	$121.5

HHI segment gross profit was $151.0 million, or 16.5% of HHI segment net sales for the year ended December 31, 2013 as compared to $13.1 million, or 7.0% of HHI segment net sales for Successor Period 2012 and $121.5 million, or 17.9% of HHI segment net sales for Predecessor Period 2012. HHI segment gross profit for the year ended December 31, 2013 reflected the higher volumes, manufacturing cost improvements, positive product mix, net customer price increases, partially offset by increases to salaries, wages, and benefits of $3.8 million, and the impact of purchase accounting adjustments. Purchase accounting adjustments related to the HHI Transaction in October 2012 also decreased gross profit by $24.9 million related to higher depreciation from the revaluation of fixed assets, partially offset by $11.1 million for the step-up to fair market value and consequent charge for inventory in the Successor Period 2012.

Metaldyne segment gross profit (loss) was $157.6 million for the year ended December 31, 2013 and $(7.3) million Successor Period 2012. Predecessor Period 2012 does not reflect any Metaldyne segment gross profit. Metaldyne segment gross profit for the year ended December 31, 2013, which represents a full year of results as compared to fourteen days for Successor Period 2012, reflected higher volumes, higher depreciation resulting from the Metaldyne Transaction purchase accounting and increased labor and overhead costs.

Our gross profit does not reflect any Grede gross profit for the year ended December 31, 2013, Successor Period 2012 or Predecessor Period 2012.

Operating Income (Loss)

Operating income (loss) was $185.4 million, $(34.5) million and $(8.5) million for the year ended December 31, 2013, Successor Period 2012 and Predecessor Period 2012, respectively. Operating income for the year ended December 31, 2013 reflected the results of Metaldyne for the full year as a result of the Metaldyne Transaction.

The following table sets forth our operating income (loss) by segment for the periods presented:

	Successor		Predecessor
	Year Ended December 31, 2013	Successor Period 2012	Predecessor Period 2012
	(In millions)
HHI segment	$96.4	$(8.7)	$(8.5)
Metaldyne segment	89.0	(25.8)	—
Grede segment	—	—	—

Total	$185.4	$(34.5)	$(8.5)

HHI segment operating income was $96.4 million, or 10.5% of HHI segment net sales for the year ended December 31, 2013, as compared to HHI segment operating loss of $8.7 million, or (4.7)% of HHI segment net sales for Successor Period 2012, and HHI segment operating loss of $8.5 million, or (1.2)% of HHI segment net sales, for Predecessor Period 2012. HHI segment operating income for the year ended December 31, 2013 was primarily driven by higher gross profit. Operating income was also unfavorably impacted by intangible asset amortization of $34.0 million, primarily resulting from purchase accounting for the HHI Transaction. HHI segment operating income included acquisition costs related to the HHI transaction of $10.3 million in Successor Period 2012 and $13.4 million in Predecessor Period 2012 and transaction-related compensation costs of $89.8 million in Predecessor Period 2012.

Metaldyne segment operating income (loss) was $89.0 million for the year ended December 31, 2013 and $(25.8) million for Successor Period 2012, which represented a fourteen-day period. Predecessor period 2012 does not reflect any Metaldyne operating income (loss). Metaldyne Segment operating income for Successor period 2012 reflected $15.6 million of acquisition costs related to the Metaldyne Transaction.

Our operating income (loss) does not reflect any Grede operating income (loss) for the year ended December 31, 2013, Successor Period 2012 or Predecessor Period 2012.

Interest Expense, Net

Interest expense, net was $74.7 million for the year ended December 31, 2013 as compared to $11.1 million for Successor Period 2012 and $25.8 million for Predecessor Period 2012, which reflected the inclusion of interest expense, net for Metaldyne subsequent to the Metaldyne Transaction.

Other, Net

Other, net was $17.8 million for the year ended December 31, 2013 as compared to $1.5 million for Successor Period 2012 and $2.4 million for Predecessor Period 2012. Other, net for the year ended December 31, 2013 included a $10.1 million purchase price adjustment related to the Metaldyne Transaction, foreign currency losses of $2.3 million, and debt transaction expenses of $6.0 million. See Note 5 of the notes to our consolidated financial statements contained elsewhere in this prospectus for additional discussion of the $10.1 million purchase price adjustment related to the Metaldyne Transaction.

Income Taxes

The income tax provision (benefit) for the year ended December 31, 2013. Successor Period 2012 and Predecessor Period 2012 was $35.0 million, $(15.2) million and $(11.1) million, respectively, on income (loss) before income tax provision of $92.8 million, $(47.1) million and $(36.7) million, respectively. Our effective tax rates for the year ended December 31, 2013, Successor Period 2012 and Predecessor Period 2012 were 37.7%, 32.3% and 30.2% respectively. The variance in effective rates was due to the impact of acquisition costs associated with the HHI Transaction and the Metaldyne Transaction in 2012 and the mix of domestic and foreign earnings with varying tax rates.

Net Income (Loss) Attributable to Stockholders

Net income attributable to stockholders was $57.6 million, or 2.9% of net sales for the year ended December 31, 2013, as compared to net loss attributable to stockholders of $31.9 million, or (15.5)% of net sales, for Successor Period 2012, and net loss attributable to stockholders of $25.8 million, or (3.8)% of net sales, for Predecessor Period 2012. Net income for the year ended December 31, 2013 reflected the results of Metaldyne for the full year in 2013 as a result of the Metaldyne Transaction.

Successor Period 2012 and Predecessor Period 2012 compared to Year Ended December 31, 2011

Net Sales

Net sales were $205.3 million, $680.5 million and $787.3 million for Successor Period 2012, Predecessor Period 2012 and the year ended December 31, 2011, respectively. Net sales for Successor Period 2012 reflect net sales of $18.9 million from the Metaldyne Transaction. Successor Period 2012 and Predecessor Period 2012 net sales reflected higher North American light vehicle production volumes. Net sales for Predecessor Period 2012 and the year ended December 31, 2011 do not reflect any Metaldyne net sales.

The following table sets forth our net sales by segment for the periods presented:

	Successor	Predecessor
	Successor Period 2012	Predecessor Period 2012	Year Ended December 31, 2011
		(In millions)
HHI segment	$186.4	$680.5	$787.3
Metaldyne segment	18.9	—	—
Grede segment	—	—	—
Less: intersegment sales	—	—	—

Total	$205.3	$680.5	$787.3

HHI segment net sales were $186.4 million, $680.5 million and $787.3 million for Successor Period 2012, Predecessor Period 2012 and the year ended December 31, 2011, respectively. Successor Period 2012 and Predecessor Period 2012 net sales reflected higher North American light vehicle production volumes and net increases in customer prices.

Metaldyne segment net sales were $18.9 million for Successor Period 2012. Our net sales and Metaldyne segment net sales do not reflect any Metaldyne net sales for Predecessor Period 2012 and the year ended December 31, 2011.

Our net sales do not reflect any Grede net sales for Successor Period 2012, Predecessor Period 2012 and the year ended December 31, 2011.

Cost of Sales

Cost of sales was $199.5 million, $559.0 million and $643.4 million for Successor Period 2012, Predecessor Period 2012 and the year ended December 31, 2011, respectively. Cost of sales for Successor Period 2012 reflect cost of sales of $26.2 million from the Metaldyne Transaction. Cost of sales for Predecessor Period 2012 and the year ended December 31, 2011 do not reflect any Metaldyne cost of sales.

The following table sets forth our cost of sales by segment for the periods presented:

	Successor Period 2012	Predecessor Period 2012	Year Ended December 31, 2011
		(In millions)
HHI segment	$173.3	$559.0	$643.4
Metaldyne segment	26.2	—	—
Grede segment	—	—	—

Total	$199.5	$559.0	$643.4

HHI segment cost of sales was $173.3 million for Successor Period 2012 and $559.0 million for Predecessor Period 2012 compared to $643.4 million for the year ended December 31, 2011. Successor Period 2012 reflects the purchase accounting adjustment related to the HHI Transaction in October 2012. The purchase accounting adjustment primarily related to the step-up to fair market value and consequent charge for inventory of $11.1 million. Additionally, Successor Period 2012 and Predecessor Period 2012 cost of goods sold reflected increased production volumes, increased prices, higher costs for salaries, wages, benefits, insurance and utilities, increased product mix, and higher fixed overhead related to new Program launches scheduled for 2013.

Metaldyne segment cost of sales was $26.2 million for Successor Period 2012. Our cost of sales and Metaldyne segment cost of sales does not reflect any Metaldyne cost of sales for Predecessor Period 2012 and the year ended December 31, 2011.

Our cost of sales does not reflect any Grede cost of sales for Successor Period 2012, Predecessor Period 2012 and the year ended December 31, 2011.

Gross Profit

Gross profit was $5.8 million, $121.5 million and $143.9 million for Successor Period 2012, Predecessor Period 2012 and the year ended December 31, 2011, respectively. Gross profit for Predecessor Period 2012 and the year ended December 31, 2011 do not reflect any Metaldyne gross profit.

The following table sets forth our gross profit (loss) by segment for the periods presented:

	Successor	Predecessor
	Successor Period 2012
		Predecessor Period 2012	Year Ended December 31, 2011
		(In millions)
HHI segment	$13.1	$121.5	$143.9
Metaldyne segment	(7.3)	—	—
Grede segment	—	—	—

Total	$5.8	$121.5	$143.9

HHI segment gross profit was $13.1 million, or 7.0% of HHI segment net sales, for Successor Period 2012 and $121.5 million, or 17.9% of HHI segment net sales, for Predecessor Period 2012 and $143.9 million, or 18.3%, for the year ended December 31, 2011. Successor Period 2012 reflected a purchase accounting adjustment related to the HHI Transaction in October 2012, primarily related to the step-up to fair market value and consequent charge for inventory of $11.1 million. Additionally, Successor Period 2012 and Predecessor Period 2012 reflected lower customer prices, lower average prices due to product mix, higher costs for salaries, wages, benefits, insurance and utilities and higher fixed overhead related to new product launches scheduled for 2013, partially offset by higher vehicle production volumes.

Metaldyne segment gross loss was $7.3 million, or (38.6)% of Metaldyne segment net sales for Successor Period 2012. Our gross profit (loss) and Metaldyne segment gross profit (loss) does not reflect any Metaldyne gross profit (loss) for Predecessor Period 2012 and the year ended December 31, 2011.

Our gross profit (loss) does not reflect any Grede gross profit (loss) for Successor Period 2012, Predecessor Period 2012 and the year ended December 31, 2011.

Operating Income

Operating income (loss) was $(34.5) million, $(8.5) million and $109.2 million for Successor Period 2012, Predecessor Period 2012 and the year ended December 31, 2011, respectively. Operating income (loss) for

Predecessor Period 2012 and the year ended December 31, 2011 do not reflect any Metaldyne operating income (loss). The following table sets forth our operating income by segment for the periods presented:

	Successor	Predecessor
	Successor Period 2012	Predecessor Period 2012	Year Ended December 31, 2011
	(In millions)
HHI segment	$(8.7)	$(8.5)	$109.2
Metaldyne segment	(25.8)	—	—
Grede segment	—	—	—

Total	$(34.5)	$(8.5)	$109.2

HHI segment operating loss was $8.7 million, or (4.7)% of HHI segment net sales, for Successor Period 2012 and $8.5 million, or (1.2)% of HHI segment net sales, for Predecessor Period 2012 compared to HHI segment operating income of $109.2 million, or 13.9% of HHI segment net sales, for the year ended December 31, 2011. Predecessor Period 2012 reflected compensation expenses related to the HHI Transaction in October 2012 of $89.8 million. Successor Period 2012 and Predecessor Period 2012 operating loss reflected acquisition costs related to the HHI Transaction of $10.3 million and $13.4 million, respectively. Successor Period 2012 operating loss reflected intangible asset amortization of $3.5 million resulting from purchase accounting.

Metaldyne segment operating loss was $25.8 million, or (136.5)% of Metaldyne segment net sales for Successor Period 2012. Our operating profit (loss) and Metaldyne segment operating profit (loss) does not reflect any Metaldyne gross profit (loss) for Predecessor Period 2012 and the year ended December 31, 2011.

Our operating income (loss) does not reflect any Grede operating income (loss) for Successor Period 2012, Predecessor Period 2012 and the year ended December 31, 2011.

Interest Expense, Net

Interest expense, net was $11.1 million for Successor Period 2012 and $25.8 million for Predecessor Period 2012 compared to $31.6 million for the year ended December 31, 2011. Successor Period 2012 included interest expense on the Metaldyne credit facilities and higher average outstanding borrowings.

Other, Net

Other, net was $1.5 million for Successor Period 2012 and $2.4 million for Predecessor Period 2012 compared to $6.3 million for the year ended December 31, 2011. Successor Period 2012 reflected foreign currency losses of $1.5 million. Predecessor Period 2012 reflected debt transaction expenses of $2.5 million. The year ended December 31, 2011 reflected debt transaction expenses of $6.4 million.

Income Taxes

The income tax provision (benefit) for Successor Period 2012, Predecessor Period 2012 and the year ended December 31, 2011 was $(15.2) million, $(11.1) million and $24.6 million, respectively, on income (loss) before income tax provision of $(47.1) million, $(36.7) million and $71.3 million, respectively. Our effective tax rates for Successor Period 2012, Predecessor Period 2012, and the year ended December 31, 2011, were 32.3%, 30.2% and 34.5% respectively. The effective tax rates reflected the mix of domestic and foreign earnings with varying tax rates along with the impact of deferred taxes. The effective rates for Successor Period 2012 reflected the impact of acquisition related items in connection with the HHI Transaction and Metaldyne Transaction.

Net Income (Loss) Attributable to Stockholders

Net income (loss) attributable to stockholders was $(31.9) million, or (15.5)% of net sales, for Successor Period 2012 and $(25.8) million, or (3.8)% of net sales, for Predecessor Period 2012, as compared to net income attributable to stockholders of $46.6 million, or 5.9% of net sales, in the year ended December 31, 2011. Net income (loss) primarily reflected operating income (loss) and the income tax (provision) benefit as mentioned above.

Liquidity and Capital Resources

Our primary cash requirements include the payment of our suppliers and operating expenses, interest and principal payments on our debt and capital expenditures. We have also used cash to return capital to our stockholders through the payment of dividends primarily through cash provided by operations and borrowings under our revolving credit facilities. As of September 28, 2014, we had cash and cash equivalents of $148.9 million and total indebtedness of $1,972.7 million. We also have access to additional liquidity pursuant to the terms of the Revolving Credit Facility.

Our capital expenditures have been related to the acquisition of machinery and equipment to support our overall business growth as well as increase the efficiency of our manufacturing processes. Our capital expenditures were $102.2 million, $122.3 million, $10.4 million, $32.6 million and $24.2 million for the nine months ended September 28, 2014, the year ended December 31, 2013, Successor Period 2012, Predecessor Period 2012 and the year ended December 31, 2011, respectively.

We believe that our cash flow from operations, available cash and cash equivalents and available borrowings under the Senior Credit Facilities will be sufficient to meet our liquidity needs for the next twelve months and beyond. We anticipate that to the extent that we require additional liquidity, it will be funded through the incurrence of other indebtedness, equity financings or a combination. We cannot assure you that we will be able to obtain this additional liquidity on reasonable terms, or at all. Additionally, our liquidity and our ability to meet our obligations and fund our capital requirements are also dependent on our future financial performance, which is subject to general economic, financial and other factors that are beyond our control. Accordingly, we cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available under our credit facilities or otherwise to meet our liquidity needs. Although we have no specific current plans to do so, if we decide to pursue one or more significant acquisitions, we may incur additional debt or sell additional equity to finance such acquisitions.

Our Indebtedness

As of September 28, 2014, we had several term loans and revolving lines of credit at our HHI, Metaldyne and Grede segments. Please see the notes to our consolidated financial statements included elsewhere in this prospectus for a description of such term loans and revolving lines of credit. The Refinancing was completed on October 20, 2014, and the net proceeds of the Senior Notes and the borrowings under the Senior Credit Facilities, together with cash on hand, were used to prepay all amounts outstanding under each of HHI, Metaldyne and Grede’s existing senior secured credit facilities on October 20, 2014.

MPG Holdco Senior Credit Facilities

On October 20, 2014, MPG Holdco entered into the $250.0 million Revolving Credit Facility. Interest accrues at a rate equal to the LIBOR rate plus an applicable margin of 3.50% or a base rate that is the higher of the Federal Funds Rate (plus 0.50%), the U.S. prime rate as published in the Wall Street Journal, or LIBOR (plus 1.00%), plus an applicable margin of 2.50%, at MPG Holdco’s option. The applicable margin is based on a leverage ratio grid, with a 0.25% reduction in rates after a qualifying initial public offering. The Revolving Credit Facility is a five-year facility that matures in 2019. At the time of the Refinancing, there was no balance outstanding on the Revolving Credit Facility, and the total available under this facility was $236.6 million after giving effect to letters of credit of $13.4 million.

MPG Holdco pays fees with respect to the Revolving Credit Facility, including (i) an unused commitment fee of 0.50% or 0.375% based on a leverage ratio and (ii) fixed fees with respect to letters of credit of 3.50% per annum on the stated amount of each letter of credit outstanding during each month and customary administrative fees.

On October 20, 2014, MPG Holdco entered into the $1,350.0 million Term Loan Facility. Interest is accrued at a rate equal to the LIBOR rate (bearing a LIBOR floor of 1.00%) plus an applicable margin of 3.50% or a base rate that is the higher of the Federal Funds Rate (plus 0.50%), the U.S. prime rate as published in the Wall Street Journal, or LIBOR (plus 1.00%), plus an applicable margin of 2.50%, at MPG Holdco’s option. After a qualifying initial public offering, the applicable margin will be 2.25% for base rate loan and 3.25% for LIBOR rate loans.

The Term Loan Facility is subject to customary mandatory prepayments, including an excess cash flow sweep based on leverage ratio step downs and a mandatory prepayment for certain asset sales.

The Term Loan Facility matures in 2021 and is payable in quarterly installments of $3.375 million beginning in March 2015.

The Senior Credit Facilities, subject to certain exceptions, are guaranteed by us and all of MPG Holdco’s direct and indirect existing and future domestic subsidiaries.

The agreement governing the Senior Credit Facilities contains certain covenants that, among other things, require MPG Holdco to maintain a leverage ratio once revolver borrowings and letters of credit exceed 35% of aggregate revolving credit commitments as defined under the terms of the Senior Credit Facilities and to comply with customary affirmative and negative covenants. The Senior Credit Facilities also restrict the payment of dividends subject to certain customary exceptions including the ability (i) to pay taxes attributable to MPG Holdco and its subsidiaries, (ii) to pay legal, accounting, and reporting expenses, (iii) to pay general and administrative costs and expenses, and reasonable directors fees and expenses, (iv) to repurchase stock owned by employees subject to certain limitations, (v) to pay management or similar fees subject to certain limitations, (vi) to pay franchise or similar taxes and fees to maintain organizational existence, and (vii) to pay dividends up to $30 million per year after a qualifying initial public offering. See “Description of Certain Indebtedness — Senior Credit Facilities.”

MPG Holdco Senior Notes

On October 20, 2014, MPG Holdco issued $600.0 million aggregate principal amount of the Senior Notes. The Senior Notes mature on October 15, 2022 and bear interest at a rate of 7.375%, payable semiannually on April 15th and October 15th of each year. The Senior Notes are guaranteed by us and all of MPG Holdco’s direct and indirect domestic subsidiaries that guarantee the Senior Credit Facilities.

The indenture governing the Senior Notes contains certain covenants, including a covenant that restricts the payment of dividends, subject to certain customary exceptions including the ability (i) to pay taxes attributable to MPG Holdco and its subsidiaries, (ii) to pay legal, accounting, and reporting expenses, (iii) to pay general and administrative costs and expenses, and reasonable directors fees and expenses, (iv) to repurchase stock owned by employees subject to certain limitations, (v) to pay management or similar fees subject to certain limitations, (vi) to pay franchise or similar taxes and fees to maintain organizational existence, and (vii) to pay dividends up to $30 million per year after a qualifying initial public offering. See “Description of Certain Indebtedness — Senior Notes.”

Contractual Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2013:

	Payments Due by Period
	Total	2014	2015 - 2016	2017 - 2018	Thereafter
	(In millions)
Long-term debt obligations (1)	$1,238.1	$20.4	$25.1	$1,192.6	$—
Interest on long-term debt obligations (1)	306.8	63.9	125.7	117.2	—
Capital lease obligations (2)	98.5	7.7	11.9	8.0	70.9
Operating lease obligations	76.8	9.1	15.8	11.3	40.6
Capital expenditure purchase obligations	34.5	34.5	—	—	—
Other purchase obligations	6.0	4.8	1.1	0.1	—
Other long-term liabilities (3)(4)	3.6	3.6	—	—	—

Total (5)	$1,764.3	$144.0	$179.6	$1,329.2	$111.5

(1)	Reflects our long-term debt obligations as of December 31, 2013, which consisted of $1,237.7 million of term loans and $0.4 million of other long-term debt. This amount does not reflect unamortized discount on long-term debt obligations of $8.1 million and includes current maturities of long-term debt obligations of $24.2 million. This amount does not include capital lease obligations. In May 2014, we borrowed an incremental $115.0 million.
(2)	Includes interest of $68.7 million.
(3)	Includes expected contributions to our defined benefit pension plans for 2014 of $1.6 million. Our contributions beyond 2014 are contingent upon many factors including the investment performance of our retirement plans and prevailing interest rates. Our funding obligations may also be affected by changes in applicable legal requirements.
(4)	Includes expected contribution of $2.0 million to settle our cash balance plan obligation in 2014.
(5)	Due to the high degree of uncertainty regarding the timing of future cash outflows associated with unrecognized tax benefits, we are unable to make a reasonable estimate of the year in which cash settlements may occur with applicable tax authorities. As a result, unrecognized tax benefits of $9.6 million as of December 31, 2013 are not reflected in this contractual obligations table.

Supplemental Pro Forma Contractual Obligations as of December 31, 2013

The Grede Transaction and the Refinancing resulted in significant changes to our contractual obligations and commitments subsequent to December 31, 2013. The following table presents our contractual obligations as of December 31, 2013 on a pro forma basis as if the Grede Transaction and the Refinancing occurred on December 31, 2013:

	Payments Due by Period
	Total	2014	2015 - 2016	2017 - 2018	Thereafter
	(In millions)
Long-term debt obligations (1)	$1,950.4	$13.6	$27.1	$27.2	$1,882.5
Interest on long-term debt obligations (2)	770.6	105.4	209.4	207.1	248.7
Capital lease obligations	99.3	7.8	12.1	8.2	71.2
Operating lease obligations (3)	81.3	10.6	18.0	12.1	40.6
Capital expenditure purchase obligations (3)	45.3	45.3	—	—	—
Other purchase obligations (3)	15.9	13.8	1.9	0.2	—
Other long-term liabilities (3)	7.3	6.3	0.2	0.2	0.6

Total	$2,970.1	$202.8	$268.7	$255.0	$2,243.6

(1)	Reflects the Term Loan Facility of $1,350.0 million, Senior Notes of $600.0 million and other long-term debt of $0.4 million.
(2)	Reflects interest on debt described in (1). Interest on the Term Loan Facility, which bear a variable rate, was calculated using an average interest rate of 4.5%.

(3)	Includes Grede’s December 31, 2013 obligations.

Cash Flows

The following tables provide a summary of cash flows from operating, investing and financing activities for the periods presented:

	Nine Months Ended September 28, 2014	Nine Months Ended September 29, 2013
	(In millions)
Cash flows from operating activities	$190.6	$159.0
Cash flows from investing activities	(931.6)	(86.2)
Cash flows from financing activities	825.6	(52.4)
Effect of exchange rates on cash	(3.9)	0.9

Net increase in cash and cash equivalents	$80.7	$21.3

	Successor		Predecessor
	Year Ended December 31, 2013	Successor Period 2012	Predecessor Period 2012	Year Ended December 31, 2011
	(In millions)
Cash flows from operating activities	$234.3	$(1.8)	$64.7	$50.9
Cash flows from investing activities	(116.7)	(1,515.0)	(31.3)	(22.7)
Cash flows from financing activities	(91.1)	1,557.1	(27.3)	(24.3)
Effect of exchange rates on cash	1.4	(0.0)	0.3	(0.5)

Net increase in cash and cash equivalents	$27.9	$40.3	$6.4	$3.4

Cash Flows From Operating Activities

Nine Months Ended September 28, 2014 and September 29, 2013. Cash flows from operating activities were net inflows of $190.6 million and $159.0 million for the nine months ended September 28, 2014 and September 29, 2013, respectively. For the nine months ended September 28, 2014, cash flows from operating activities reflected results of operations exclusive of non-cash income and expenses, primarily depreciation and amortization less the change in deferred income taxes, partially offset by an increase in working capital. For the nine months ended September 29, 2013, cash flows from operating activities reflected results of operations exclusive of non-cash income and expenses, primarily depreciation and amortization, partially offset by an increase in working capital.

Year Ended December 31, 2013, Successor Period 2012, Predecessor Period 2012 and Year Ended December 31, 2011. Cash flows from operating activities were a net inflow of $234.3 million for the year ended December 31, 2013, a net outflow of $1.8 million for Successor Period 2012, a net inflow of $64.7 million for Predecessor Period 2012 and a net inflow of $50.9 million for the year ended December 31, 2011. For the year ended December 31, 2013, cash flows from operating activities reflected results of operations exclusive of non-cash income and expenses, primarily depreciation and amortization and the write-down of a purchase price receivable from the Metaldyne Transaction less the change in deferred income taxes, partially offset by an increase in working capital. For the Successor Period 2012, cash flows from operating activities reflected a decrease in working capital less results of operations exclusive of non-cash income and expenses, primarily depreciation and amortization less the change in deferred income taxes. For the Predecessor Period 2012, cash flows from operating activities reflected an increase in working capital less results of operations exclusive of non-cash income and expenses, primarily depreciation and amortization. For the year ended December 31, 2011, cash flows from operating activities reflected results of operations exclusive of non-cash income and expenses, primarily depreciation and amortization and the change in deferred income taxes, partially offset by an increase in working capital.

Cash Flows From Investing Activities

Nine Months Ended September 28, 2014 and September 29, 2013. Cash flows from investing activities were net outflows of $931.6 million and $86.2 million for the nine months ended September 28, 2014 and September 29, 2013, respectively. For the nine months ended September 28, 2014, cash flows from investing activities primarily reflected the consideration paid for the Grede Transaction, $829.7 million, and capital expenditures. For the nine months ended September 29, 2013, cash flows from investing activities primarily reflected capital expenditures.

Year Ended December 31, 2013, Successor Period 2012, Predecessor Period 2012 and Year Ended December 31, 2011. Cash flows from investing activities were net outflows of $116.7 million, $1,515.0 million, $31.3 million and $22.7 million for the year ended December 31, 2013, Successor Period 2012, Predecessor Period 2012 and year ended December 31, 2011, respectively. For the year ended December 31, 2013, cash flows from investing activities primarily reflected capital expenditures. For Successor Period 2012, cash flows from investing activities primarily reflected consideration paid for the HHI Transaction, $722.2 million, and consideration paid for the Metaldyne Transaction, $782.2 million, and capital expenditures. For the Predecessor Period 2012, cash flows from investing activities primarily reflected capital expenditures. For the year ended December 31, 2011, cash flows from investing activities primarily reflected capital expenditures.

Cash Flows From Financing Activities

Nine Months Ended September 28, 2014 and September 29, 2013. Cash flows from financing activities were a net inflow of $825.6 million for the nine months ended September 28, 2014 and a net outflow of $52.4 million for the nine months ended September 29, 2013. For the nine months ended September 28, 2014, the cash flows from financing activities primarily reflected the issuance of a $600.0 million term loan and capital contributions of $260.5 million primarily to fund the Grede Transaction and debt issuance costs paid. Additionally, HHI borrowed $115.0 million to fund a dividend to the HHI stockholders of $111.3 million. For the nine months ended September 29, 2013, the cash flows from financing activities primarily reflected dividend payments to the stockholders of HHI totaling $131.9 million. These dividends were primarily funded by the issuance of long-term debt by HHI totaling $115.0 million.

Year Ended December 31, 2013, Successor Period 2012, Predecessor Period 2012 and Year Ended December 31, 2011. Cash flows from financing activities were a net outflow of $91.1 million for the year ended December 31, 2013, a net inflow of $1,557.1 million for Successor Period 2012, a net outflow of $27.3 million for Predecessor Period 2012 and a net outflow of $24.3 million for the year ended December 31, 2011. For the year ended December 31, 2013, cash flows from financing activities reflected dividend payments to the stockholders of HHI totaling $131.9 million and the stockholders of Metaldyne totaling $125.0 million. These dividends were primarily funded by the issuance of long-term debt totaling $240.0 million. Additionally, principal payments on long-term debt totaled $59.9 million, debt issuance costs paid were $15.0 million, Metaldyne paid $10.0 million of contingent consideration from the Metaldyne Transaction, and net borrowings under revolving lines of credit were $12.4 million. For Successor Period 2012, cash flows from financing activities reflected proceeds of $500.0 million from a term loan and capital contributions of $255.5 million to fund the HHI Transaction, proceeds of $540.3 million from term loans and capital contributions of $290.5 million along with borrowing on Metaldyne’s revolving line of credit of $6.0 million to fund the Metaldyne Transaction. Additionally, debt issuance costs of $34.9 million were paid. For Predecessor Period 2012, cash flows from financing activities reflected dividend payments of $70.0 million and proceeds of $49.9 million from term loans. For the year ended December 31, 2011, cash flows from financing activities reflected the repayment of a term loan, $224.7 million, which was replaced by a new term loan generating proceeds of $322.6 million, the payment of a dividend of $100.7 million, and the payment of debt issuance costs of $6.9 million.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our evaluation of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Our actual results may differ from these estimates. The accounting policies that we believe to be the most critical to an understanding of our financial condition and results of operations and that require the most complex and subjective management judgments are discussed below.

Acquisitions

The recording of an acquisition entails the allocation of the purchase price of an acquired business to its identifiable assets and liabilities based on their fair value. Any excess amount of the purchase price over the allocated amounts is recognized as goodwill.

Determination of identifiable assets and liabilities and their fair values requires us to make significant judgments and estimates. Fair value of assets and liabilities is estimated based upon quoted market prices, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Other estimates used in determining fair value include, but are not limited to, future cash flows or income related to intangibles, market rate assumptions, actuarial assumptions for benefit plans and appropriate discount rates. These estimates and assumptions are subject to a considerable degree of uncertainty.

The following table describes the methods used to estimate the significant fair values recognized in the accounting for the HHI Transaction, the Metaldyne Transaction and the Grede Transaction for the categories most subject to a considerable degree of uncertainty:

Category	Valuation Method and Inputs
Property and equipment

Personal property	Valued using a market approach, which relied upon selling and asking prices for similar assets in the used market, and using a cost approach, which relied on estimated replacement cost new.

Real property

Valued primarily using a market approach, which relied upon an analysis of the cost per square foot of gross building area from comparable sales.

Estimated remaining useful lives for property and equipment ranged from 1 year to 30 years exclusive of land.

Amortizable intangible assets

Customer relationships and platforms

Valued using an income approach, the multi-period excess earnings method (“MEEM”). In applying the MEEM, we estimated the future cash flows attributable to the customer relationships and platforms discounted at a risk-adjusted rate. The future cash flows were projected over the typical platform life-cycle of approximately 15 years for HHI and Metaldyne and 10 years for Grede.

Goodwill

Goodwill is evaluated for impairment annually or more often if a triggering even occurs between annual tests. The annual tests are performed in the fourth quarter.

For each reporting unit to which goodwill has been assigned, the evaluation for impairment entails a quantitative analysis of the fair value of the reporting unit compared to the carrying value of the reporting unit or the Company may opt to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount prior to performing the quantitative assessment.

Determination of our reporting units, impairment indicators and fair value requires us to make significant judgments and estimates, including the extent and timing of future cash flows. As part of the determination of future cash flows, we need to make assumptions on future general economic conditions, business projections, growth rates and discount rates. These assumptions are subject to a considerable degree of uncertainty and different assumptions could materially affect our conclusions on this matter. During 2013, we performed our annual evaluations as of the fourth quarter and determined there was no impairment to goodwill.

Long-lived Assets

Long-lived assets other than goodwill are evaluated for impairment if adverse events or changes in circumstances indicate the assets are potentially impaired. For each asset group affected by such impairment indicators, the recoverability of the carrying value of that asset group is determined by comparing the forecasted undiscounted cash flows related to that asset group to the asset group’s carrying value.

Determination of our asset groups, impairment indicators and future cash flows requires us to make significant judgments and estimates. As part of the determination of future cash flows, we need to make assumptions on future general economic conditions, business projections, growth rates and discount rates. These assumptions are subject to a considerable degree of uncertainty. During 2013, there were no indicators of potential impairment; therefore, no evaluation of long-lived assets for impairment was performed.

Stock-based Compensation

Stock-based compensation awards to employees and members of our boards of directors are accounted for based upon their grant date calculated value and recognized as expense over the requisite service period. The determination of calculated value differs from fair value in that the volatility assumption used in determining the value of the awards is based on the volatility of comparable companies rather than a volatility assumption for the issuing entity. Use of calculated value is necessary as the issuing entities are non-public entities and, therefore, sufficient information to estimate entity level volatility is unavailable.

The following table sets forth methods and inputs used to value the stock options granted in 2013 and 2012 under the ASP HHI Holdings, Inc. Stock Option Plan and the two tranches of stock options granted in 2013 under the ASP MD Holdings, Inc. Stock Option Plan:

	HHI Options	Metaldyne Options (Tranche A)	Metaldyne Options (Tranche B)
Method	Black-Scholes Pricing Model		Binominal Model
Per share fair market value of the underlying stock (1)(2)	$90.00	$9.67	$9.67
Exercise price of the option (3)	$100.00	$10.00	$20.00
Expected term of the option (4)(5)	7.5 years	6.0 years	10.0 years
Annual risk-free interest rate over the option’s expected term (6)	1.1%	1.15%	2.03%
Expected annual dividend yield on the underlying stock over the option’s expected term (7)	0.0%	0.0%	0.0%
Expected stock price volatility over the option’s expected term (8)	60.0%	65.0%	65.0%
Grant-date calculated value	$52.56	$5.63	$3.02

(1)	The per share fair market value of the underlying HHI stock was based on the fair value per share inherent in the HHI Transaction.
(2)	The per share fair market value of the underlying Metaldyne stock was based on the fair value per share inherent in the Metaldyne Transaction.
(3)	The exercise prices were subsequently revised in accordance with the agreements to reflect dividends paid by the granting entity. The revised exercise prices are $48.45 per share for the HHI options, $5.77 per share for the Metaldyne Tranche A options and $15.77 per share for the Metaldyne Tranche B options.
(4)	The expected term of the HHI options was determined based on the assumption that the employee will exercise options evenly over the period when the options are vested and ending on the date when the options would expire.
(5)	The expected term of the Metaldyne Tranche A options model was determined based on the expiration date of the options and management’s expectations for a liquidity event. Management’s expectations of a liquidity event were supported by a historical analysis of the holding period of American Securities’ other portfolio companies as well as the holding period of American Securities’ current investments. The term for the Metaldyne Tranche B options, whose value was estimated using a binomial model, represents the option life.
(6)	The annual risk-free interest rates were based on U.S. Treasury yield curves. If a security matching the expected term of the option was not available, a blended rate was derived from the yield curve of securities with similar terms.
(7)	The expected annual dividend yield reflected the expectations of HHI management and Metaldyne management at the date of grant that dividends would not be paid in the foreseeable future.
(8)	Expected stock price volatilities were estimated based on historical volatility of comparable companies within our industry.

In August 2014, in conjunction with the Combination, the above awards were converted into options to purchase our common stock (“Converted Options”) and additional options were granted (“New Options”). For a discussion of the inputs used to value the New Options and the Converted Options, see Note 12 of the notes to our unaudited condensed consolidated financial statements contained elsewhere in this prospectus.

Income Taxes

In determining the provision for income taxes for financial statement purposes, we make estimates and judgments which affect our evaluation of the carrying value of our deferred tax assets as well as our calculation of certain tax liabilities. We evaluate the carrying value of our deferred tax assets considering all available positive and negative evidence. Such evidence includes historical operating results, the existence of cumulative losses in the most recent fiscal years, expectations for future pretax operating income, the time period over which our temporary differences will reverse and the implementation of feasible and prudent tax planning strategies. Deferred tax assets are reduced by a valuation allowance if, based on the weight of this evidence, it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized in future periods.

In addition, the calculation of our tax benefits and liabilities includes uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize tax benefits and liabilities based on our estimate of whether, and the extent to which, additional taxes will be due. We adjust these liabilities based on changing facts and circumstances; however, due to the complexity of some of these uncertainties and the impact of any tax audits, the ultimate resolutions may be materially different from our estimated liabilities. For further information related to income taxes, see the notes to our consolidated financial statements included elsewhere in this prospectus.

Pension Benefits

We have obligations for retiree benefits for certain employees under defined benefit pension plans and a cash balance retirement plan. For a description of these plans, see Note 20 “Employee Benefit Plans” in the notes to our audited consolidated financial statements included elsewhere in this prospectus.

We use actuarial estimated and related actuarial methods to calculate our obligation and expense. We are required to select certain actuarial assumptions, which are determined based on current market conditions, historical information and consultation with and input from our actuaries and asset managers. The key factors which impact our estimates are discount rates, asset return assumptions, compensation increase assumptions and actuarial assumptions such as retirement age and mortality which are determined as of the current year measurement date. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when appropriate. These estimates and assumptions are subject to a considerable degree of uncertainty.

For the defined benefit pension plans, the obligation at December 31, 2013 was determined using an assumed discount rate of 4.3%. Pension costs for 2013 were determined using a discount rate of 4.2% and a long-term asset return assumption of 6.8%. The following table presents the sensitivity of the obligation and expense to a hypothetical change in the discount rate assumptions:

Change in discount rate:	25 bps increase	25 bps decrease

Resulting change in obligation:	$(2.2) million	$2.3 million

Resulting change in 2014 cost:	—	—

A hypothetical 50 basis point decrease in the asset return assumption would increase the annual cost of benefits by $0.1 million.

The cash balance plan is to be terminated during 2014. Full settlement of its outstanding obligations is expected in the third quarter of 2014. The obligation as of December 31, 2013 is equal to the total participant account balances and is, therefore, not sensitive to fluctuations in the discount rate. Accordingly, a hypothetical 50 basis point decrease in the asset return assumption would have no effect on the annual benefit cost.

As a result of the Grede Transaction, an additional obligation was recognized for the Grede defined benefit pension plans of $6.2 million for the unfunded status of these plans, which was determined using a 4.0% discount rate and long-term asset assumption of 7.25%. The following table presents the sensitivity of the obligation and expense to a hypothetical change in the discount rate assumptions:

Change in discount rate:	25 bps increase	25 bps decrease

Resulting change in obligation:	$(1.1) million	$1.2 million

Resulting change in 2014 cost:	—	—

A hypothetical 50 basis point decrease in the asset return assumption would increase the annual cost of benefits by $0.1 million.

Recently Issued Accounting Pronouncements

In March 2013, the FASB issued ASU 2013-05, Parent’s Accounting for the Cumulative Translation Adjustment upon De-recognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, which amends ASC 830, Foreign Currency Matters. The amendments in this ASU resolve the diversity in practice regarding the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity. This ASU is effective prospectively for annual and interim periods beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. This update was adopted effective January 1, 2014 and has not had a significant impact on our consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This ASU changes the criteria for reporting discontinued operations and requires expanded disclosures about discontinued operations. The guidance is effective for fiscal years beginning on or after December 15, 2014 and should be applied prospectively. Early adoption is permitted. The adoption of this ASU is not expected to have a material impact on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance on revenue from contracts with customers will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for the interim and annual periods beginning on or after December 15, 2016. Early adoption is not permitted. The guidance permits the use of either a retrospective or cumulative effect transition method. We have not yet selected a transition method and are currently evaluating the impact of the adoption of this ASU on our consolidated financial statements.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

Quantitative and Qualitative Analysis of Market Risk

We are exposed to fluctuations in foreign currency exchange rates, commodity prices for products we use in our manufacturing and interest rates. To reduce our exposure to these risks, we maintain risk management controls to monitor these risks and take appropriate actions to attempt to mitigate such forms of market risks. We do not hold financial instruments for trading or speculative purposes.

Foreign Currency Exchange Rate Risk

As a result of our global operations, we generate a significant portion of our sales and incur a substantial portion of our expenses in currencies other than the U.S. dollar. To the extent that we have significantly more costs than sales generated in a currency other than the U.S. dollar, we are subject to risk if the currency in which our costs are paid appreciates against the currency in which we generate sales because the appreciation effectively increases our cost in that country. We may selectively employ derivative instruments to reduce our foreign currency exchange risk. As of September 28, 2014 and December 31, 2013, we had no material derivative instruments in place.

The financial condition, results of operations and cash flows of some of our operating entities are reported in currencies other than the U.S. dollar and then translated into U.S. dollars at the applicable exchange rate for inclusion in our financial statements. As a result, appreciation of the U.S. dollar against these other currencies generally will have a negative impact on our reported sales and profits while depreciation of the U.S. dollar against these other currencies will generally have a positive effect on reported sales and profits. Our primary exposure is to fluctuations in the Euro exchange rate, and we also have exposure to fluctuations in the Mexican Peso, Korean Won and Chinese Renminbi exchange rates.

The following table sets forth a sensitivity analysis of the effect a hypothetical change in the U.S. dollar to Euro exchange rate would have on our net sales for the year ended December 31, 2013:

Change in exchange rate:	10% increase in U.S. dollar to Euro exchange rate	10% decrease in U.S. dollar to Euro exchange rate
Resulting change in net sales	$(25.5) million	$31.1 million

Additionally, our Euro denominated debt with a principal balance of €98.5 million and €99.0 million as of September 28, 2014 and December 31, 2013, respectively, is subject to translation gains and losses each period. We do not enter into foreign currency exchange contracts to mitigate this risk.

The following table sets forth a sensitivity analysis of the effect a hypothetical change in the U.S. dollar to Euro exchange rate would have on the fair value of our Euro denominated debt as of December 31, 2013:

Change in exchange rate:	10% increase in U.S. dollar to Euro exchange rate	10% decrease in U.S. dollar to Euro exchange rate
Resulting change in fair value of Euro denominated debt	$(12.4) million	$15.1 million

Interest Rate Risk

We are subject to interest rate market risk in connection on our long-term debt and revolving lines of credit (together our “Credit Facilities”). As of December 31, 2013, our Credit Facilities provided for variable rate borrowings of up to $1,385.5 million including $147.7 million under our revolving credit facilities, net of $2.3 million of letters of credit. As a result of a subsequent amendment to our one of our Credit Facilities and the incurrence of additional indebtedness in connection with the Grede Transaction, as of September 28, 2014 our Credit Facilities provided for variable rate borrowings of up to $2.1 billion, including $211.9 million under our revolving credit facilities, net of $13.1 million of letters of credit. The variable interest rates on our long-term debt are subject to LIBOR/EURIBOR floors. We also have in place interest rate protection agreements which limit the effective interest rate on $525.0 million of the long-term debt. Our revolving lines of credit bear interest at a variable rate based on LIBOR or a base rate plus an applicable margin. Due to the LIBOR/EURIBOR floors, an assumed 25 basis point change in interest rates would have no impact on our annual interest expense from our long-term debt. However, an assumed 25 basis point change in interest rates would change interest expense on our revolving lines of credit by $0.6 million if fully drawn.

Commodity Price Risk

We do not use derivative contracts to manage commodity price risk. We maintain raw material price pass-through arrangements with our customers on substantially all of our products to reduce exposure to raw material price fluctuations. In instances where the risk is not covered contractually, we have generally been able to adjust customer prices to recover commodity cost increases.

Supplemental Results of Operations Information for MD Investors Corporation

The following discussion and analysis of the results of operations of MD Investors Corporation is presented solely for the purpose of providing additional information regarding the results of operations of MD Investors Corporation for the periods prior to the Metaldyne Transaction as such results of operations are not included in our consolidated financial statements for such periods.

The following table sets forth supplemental results of operations data for MD Investors Corporation for each of the periods presented:

	352-Day Period Ended December 17, 2012	Year Ended December 31, 2011
	(In millions)
Net sales	$1,041.5	$1,055.0
Cost of sales	862.3	890.0
Gross profit	179.2	165.0
Operating income	101.2	109.3
Interest expense	21.9	23.1
Income tax provision	29.9	38.5
Net income attributable to common stockholders	49.9	39.4

2012 352-day Period compared with the Year Ended December 31, 2011

Net Sales

Net sales for the 352 day period ended December 17, 2012 were $1,041.5 million as compared to $1,055.0 million for the year ended December 31, 2011, a decrease of $13.5 million, or 1.3%. The decrease in net sales was attributable to 2012 not being a full year period due to the exclusion of net sales subsequent to the Metaldyne Transaction. In addition to the impact of the shorter period as a result of the Metaldyne Transaction, the decrease was attributable to a decrease in European light vehicle volumes, lower net customer prices, lower material surcharge pass-through and unfavorable currency movements. These factors were partially offset by higher net sales resulting from North American light vehicle volume increases in production and new program launches.

Cost of Sales

Cost of sales for the 352 day period ended December 17, 2012 was $862.3 million as compared to $890.0 million for the year ended December 31, 2011, a decrease of $27.7 million or 3.1%. In addition to the impact of the shorter period as a result of the Metaldyne Transaction, cost of sales decreased due to manufacturing cost reductions, partially offset by increased depreciation expense recorded on capital expenditures.

Gross Profit

Gross profit for the 352 day period ended December 17, 2012 was $179.2 million, or 17.2% of net sales, as compared to $165.0 million, or 15.6% of net sales for the year ended December 31, 2011, an increase of $14.2 million, or 8.6%. Gross profit increased due to North American increased volumes, new program launches and favorable product mix, partially offset by the impact of the shorter period as a result of the Metaldyne Transaction and lower European light vehicle volumes. The gross profit increase was also due to manufacturing cost reductions, partially offset by unfavorable currency movements, increased depreciation expense recorded on capital expenditures and lower net customer prices.

Operating Income

Operating income for the 352 day period ended December 17, 2012 was $101.2 million, or 9.7% of net sales, as compared to $109.3 million, or 10.4% of net sales, for the year ended December 31, 2011, a decrease of $8.1 million, or 7.4%. In addition to the impact of the shorter period as a result of the Metaldyne Transaction, the decrease in operating income primarily related to Metaldyne Transaction related costs of $28.4 million in the 352 day period ended December 17, 2012, which more than offset the increase in gross profit.

Interest Expense, Net

Interest expense, net was $21.9 million for the 352 day period ended December 17, 2012 and $23.1 million for the year ended December 31, 2011. In addition to the impact of the shorter period as a result of the Metaldyne Transaction, the decrease was attributable to lower average outstanding borrowings.

Income Taxes

The income tax provision for the 352 day period ended December 17, 2012, and the year ended December 31, 2011 was $29.9 million, and $38.5 million, respectively. Our effective tax rates for the 352 day period ended December 17, 2012 and the year ended December 31, 2011 were 37.4% and 49.5% respectively. The decrease in effective rates was due to the impact of purchase accounting related items resulting from the Metaldyne Transaction in 2012 and the mix of domestic and foreign earnings with varying tax rates.

Net Income

Net income attributable to stockholders was $49.9 million, or 4.8% of net sales, for the 352 day period ended December 17, 2012, and $39.4 million, or 3.7% of net sales, for the year ended December 31, 2011. The increase was primarily attributable to favorable variances to loss on debt transactions, interest expense and income tax provision, which were partially offset by the decrease in operating income.

BUSINESS

Business Overview

We are a leading provider of highly-engineered components for use in Powertrain and Safety-Critical Platforms for the global light, commercial and industrial vehicle markets. We produce these components using complex metal-forming manufacturing technologies and processes for a global customer base of vehicle OEMs and Tier I suppliers. Our components help OEMs meet fuel economy, performance and safety standards. Given these increasingly stringent standards, components for Powertrain and Safety-Critical Platforms are among the largest and fastest growing dollar content categories within a vehicle. At least one of our components was found in approximately 90% of the 16.2 million light vehicles built in North America during 2013. Furthermore, our components were found on over 60% of the top 20 engine and transmission Platform total units produced in North America and Europe during 2013.

Our metal-forming manufacturing technologies and processes include Aluminum Die Casting, Forging, Iron Casting and Powder Metal Forming, as well as Advanced Machining and Assembly. These technologies and processes are used to create a wide range of customized Powertrain and Safety-Critical components that address requirements for power density (increased component strength to weight ratio), power generation, power / torque transfer, strength and NVH.

For 2013, we generated on a pro forma basis:

•	Net sales of $3.05 billion;

•	Adjusted EBITDA of $508.8 million, or 17% of net sales;

•	Net income of $66.5 million; and

•	Adjusted EBITDA less capital expenditures, which we refer to as Adjusted Free Cash Flow, of $347.1 million.

Our net sales, Adjusted EBITDA, net income and Adjusted Free Cash Flow were $2.0 billion, $363.1 million, $57.9 million and $240.8 million, respectively, for 2013. We define, reconcile and explain the importance of Adjusted EBITDA and Adjusted Free Cash Flow, non-GAAP financial measures, in “Summary—Summary Historical Financial and Other Data.” In addition, see “Unaudited Pro Forma Financial Data” for additional information about our pro forma adjustments, including the impact of the Grede Transaction.

Our business is comprised of three segments with a history of long-standing customer relationships, well-established and difficult to replicate equipment and manufacturing operations, and advanced engineering capabilities focused on metal-forming and value-added technologies and processes:

HHI: HHI manufactures highly-engineered metal-based products for the North American light vehicle market. These components are used in Powertrain and Safety-Critical applications, including transmission components, drive line components, wheel hubs, axle ring and pinion gears, sprockets, balance shaft gears, timing drive systems, VVT components, transfer case components and wheel bearings.

Metaldyne: Metaldyne manufactures highly-engineered metal-based products for the global light vehicle markets. These components are used in Powertrain and Safety-Critical applications, including connecting rods, VVT components, balance shaft systems, and engine crankshaft dampers, differential gears and pinions, differential assemblies, valve bodies, hollow shafts, clutch modules and end covers.

Grede: Grede manufactures cast, machined and assembled components for the light, commercial and industrial (agriculture, construction, mining, rail, wind energy and oil field) vehicle end-markets. These components are used in Powertrain and Safety-Critical applications, including turbocharger housings, differential carriers and cases, scrolls and covers, brake calipers and housings, knuckles, control arms and axle components.

Our business is diversified across multiple products and Platforms, metal-forming manufacturing technologies, end-markets and customers. Our revenue base is focused on components in the attractive Powertrain and Safety-Critical applications within the light vehicle end-market and is diversified through its exposure to other vehicle end-market applications. Our global footprint allows us to serve multiple geographic regions with 83%, 13% and 4% of our pro forma net sales for the year ended December 31, 2013 from our manufacturing facilities in North America, Europe and the rest of the world, respectively.

In addition to our balanced distribution of blue-chip customers that include the largest light vehicle OEMs in the world, we supply many of the leading commercial vehicle manufacturers in the medium and heavy truck market, including Daimler Trucks (Freightliner, Western Star), Paccar Inc. (“Paccar”) and Volvo Car Corporation’s (“Volvo”) truck group. We also produce a wide variety of components to serve multiple industrial equipment end- markets, with leading agriculture and construction equipment OEMs such as Deere, Caterpillar and CNH Industrial N.V. (“Case New Holland”).

Our net sales contribution by segments, vehicle applications, geography, end-markets and direct customer based on pro forma net sales for the year ended December 31, 2013 are highlighted in the charts below.

Segments	Vehicle Applications	End Markets

Geography	Direct Customer

Our Manufacturing Operations, Technologies, Processes and Products

Our metal-forming manufacturing technologies include Aluminum Die Casting, Forging, Iron Casting and Powder Metal Forming, as well as value-added manufacturing processes such as Advanced Machining and Assembly. We focus on meeting our customers’ specifications at the lowest practical operating costs and concentrate on improving our manufacturing processes to reduce inefficiencies while increasing quality and consistency. This allows us to maintain our cost competitiveness.

The table below is an overview of our portfolio of metal-forming manufacturing technologies and value-added processes.

Portfolio of Manufacturing Technologies and Value-Added Processes
	2013 Pro Forma Net Sales (In millions)	Vehicle Applications	Description
Advanced Machining and Assembly	$600	Engine, Driveline, Transmission, Brake, Chassis and Suspension

•   Value-added precision machining to improve form, finish and function of components, and the assembly of multiple components into a ready-to-install module

•   Allows us to provide components and assemblies in a finished, or near-finished, form that our customers can incorporate directly into their applications

•   Technology employed at 15 facilities

Aluminum Die Casting	$60	Transmission

•   A casting process where molten aluminum is injected under pressure into a solid mold to create a complex formed component

•   Used to manufacture components with complex geometries that support fluid flow and housings for transmission applications

•   Technology employed at two facilities

Cold and Warm Forging and Related Machining	$306	Engine, Driveline, Transmission

•   The shaping of metal by a number of processes, including pressing and forming, at room temperature (cold Forging) and at temperatures below 950 degrees Celsius (warm Forging)

•   Allows us to manufacture Net Formed components which are often used by our customers to reduce secondary processing steps, such as machining, or where high surface strength is needed

•   Technology employed at seven facilities

Ductile Iron Casting and Related Machining	$841	Driveline, Brake, Chassis and Suspension

•   A manufacturing process by which molten ductile iron is poured into a mold to produce components with complex dimensions

•   Used to manufacture components where high strength to weight ratio, such as in Safety-Critical applications, and where ease of machinability are required to assist with surface finishing

•   Technology employed at 13 facilities

Grey Iron Casting and Related Machining	$148	Engine, Driveline, Transmission

•   A manufacturing process by which molten grey iron is poured into a mold to produce components with complex dimensions

•   Used to manufacture complex shaped components requiring high structural integrity at a lower cost than ductile Iron Casting

•   Technology employed at four facilities

Hot Forging and Related Machining	$474	Engine, Driveline, Transmission, Brake, Chassis and Suspension

•   The shaping of metal by a number of processes, including pressing and forming, at temperatures above 1,200 degrees Celsius

•   Allows us to manufacture a wide range of simple and complex symmetric and asymmetric shaped components which are used in applications requiring high strength performance

•   Technology employed at seven facilities

Powder Metal Forming and Related Machining	$429	Engine, Driveline, Transmission

•   The process of compacting metal powder in a mold, followed by heating the shaped component to just below the metal powder’s melting points to form complex Net Formed components

•   Used to manufacture Net Formed components, some of which are of designs and shapes that are difficult to efficiently replicate with other metal-forming manufacturing technologies

•   Technology employed at eight facilities

Rubber and Viscous Dampening Assemblies	$195	Engine

•   Advanced rubber-to-metal bonded or silicone filled assemblies that reduce, restrict or prevent oscillations, torsion and bending in vehicle engines, thereby improving NVH characteristics

•   Used to manufacture a wide range of components that improves the performance of our end-OEM customers’ engines

•   Technology employed at seven facilities

We sell our highly-engineered components for use in Powertrain and Safety-Critical applications within the global light, commercial and industrial vehicle markets and other specialty products. The table below highlights our pro forma net sales for the year ended December 31, 2013 by applications and key Platforms.

Application(s)	2013 Pro Forma Net Sales (In millions)	Percentage of Total 2013 Pro Forma Net Sales	Key Platforms (Select Vehicle Nameplates)

Engine	$845	28%

•  BMW NGB (BMW 1-4 Series, BMW X3, BMW X4, Mini)

•  Caterpillar C18 (CAT D9T Dozer)

•  Fiat Chrysler World Engine (Chrysler 200, Jeep Cherokee)

•  Ford Duratec35 (Ford Explorer, Ford F-150, Ford Expedition)

•  Ford Sigma (Ford Fiesta, Ford Focus)

Transmission	$504	16%

•  GM High Feature V6 (Chevrolet Impala, GMC Acadia, Buick LaCrosse)

•  Fiat Chrysler A404 / 604 / 606 (Dodge Caravan, Chrysler Town & Country)

•  Ford 6F (Ford Flex, Lincoln MKX, Ford Taurus, Ford Fusion)

•  Volkswagen DQ (Volkswagen Jetta, Volkswagen Passat)

•  ZF 8HP (BMW X3, BMW X5, Chrysler 300, Ram 1500)

•  ZF 9HP (Honda Accord, Jeep Cherokee)

Driveline	$557	18%

•  Ford C1 MCA (Ford Escape)

•  Ford CD4 (Ford Fusion)

•  GM K2XX (Chevrolet Silverado, Chevrolet Sierra, Cadillac Escalade, GMC Tahoe, Chevrolet Suburban)

•  Honda D-5 (Honda Accord, Accura TLX)

•  Toyota MC-C (Toyota Corolla)

Brake, Chassis and Suspension	$750	25%

•  Chrysler WK / WK(2) (Jeep Grand Cherokee)

•  GM Global Delta / D2XX (Chevrolet Cruze, Chevrolet Equinox)

•  Freightliner Cascadia

•  Nissan D (Nissan Maxima, Nissan Altima)

•  Toyota MC-M (Toyota Camry, Toyota RAV4)

•  Volvo Trucks (VNL Series)

Other Specialty Products	$397	13%	• Caterpillar 797M Mining Trucks • CNHI 180 Magnum Series Tractor • John Deere 8R / 8RT Tractor • John Deere S Series Combines

Our Industry

We primarily serve the 84.7 million unit global light vehicle and the approximately 728,000 unit North American commercial and industrial vehicle and equipment end-markets with a focus on components for Powertrain and Safety-Critical applications. Demand in these end-markets, and therefore, our products, is driven by consumer preferences, regulatory requirements (particularly related to fuel economy and safety standards) and macro-economic factors.

Powertrain: Consists of the engine, transmission and driveline categories of the vehicle which generate, manage and transfer power / torque from the engine to the road’s surface. OEMs continue to focus on improving fuel efficiency and reducing emissions in order to meet consumer preferences and increasingly stringent regulatory requirements. As a result, OEMs and suppliers are developing products in an effort to significantly improve vehicle performance to meet these standards.

Safety-Critical: Consists of categories such as chassis, suspension, steering and brake components. OEMs continue to focus on improving occupant safety in order to meet consumer preferences and increasingly stringent safety-related regulatory requirements. As a result, suppliers are developing stronger, higher performing content for OEMs that may be mandated by government regulators or added voluntarily to differentiate a vehicle from its competitors.

We anticipate that the following emerging trends in the global end-markets for these components will create growth and opportunity for suppliers.

Growth in Vehicle End-Markets

The table below illustrates historical and projected light vehicle production.

	Units		Total Growth
	2013A	2016E	Units	%
	(In millions)
Global Light Vehicle	84.7	93.7	9.0	10.6
North American Light Vehicle	16.2	17.9	1.7	10.7
Europe Light Vehicle	19.5	20.8	1.3	6.5
Asia Light Vehicle	43.0	48.8	5.8	13.5

Source: IHS as of November 2014.

The table below illustrates historical and projected commercial vehicle, construction equipment and agricultural equipment production.

	Units		Total Growth
	2013A	2016E	Units	%
	(In thousands)
North American Commercial Vehicle—Medium and Heavy Duty Trucks	444.0	498.8	54.8	12.3
North American Construction Equipment	179.2	240.6	61.4	34.3
North American Agricultural Equipment	105.0	133.5	28.5	27.1

Source: Yengst Associates as of November 2014. ACT Research and FTR as of November 2014.

As shown above, each of the major global light vehicle markets and the North American commercial vehicle and construction and agricultural equipment markets we serve is forecasted to increase total units sold through 2016. Demand is increasing in our primary end-markets and geographies with emerging markets growing faster than mature markets. Additionally, markets for light vehicles in India and South America remain below peak and significant growth is expected over the next three years as these regions continue to recover. Below is a summary of the drivers of growth from 2013 to 2016 across our primary end-markets:

•	Global Light Vehicle: Growth at 3% compound annual growth rate (“CAGR”) consistent with ongoing global expansion

•	North American Light Vehicle: Steady growth at 3% CAGR due continued economic improvement

•	European Light Vehicle: Modest growth at 2% CAGR during the early stages of cyclical recovery

•	Asian Light Vehicle: Meaningful growth at 4% CAGR on rising economic activity and increased consumer purchasing power

•	North American Commercial Vehicle: Growth at 4% CAGR on continued cyclical recovery and average fleet age at an all time high of 10 years

•	North American Construction Equipment: Growth at 10% CAGR on continued recovery in residential and non-residential construction and longer term infrastructure development

•	North American Agriculture Equipment: Growth at 8% CAGR on growing mechanization driven by commodity prices, population growth and changing diets that affect the farm sector

Additionally, IHS projects global light vehicle production growth at 3.5% CAGR from 2010 to 2020.

Trends Enhancing Demand for Powertrain and Safety-Critical Components

Demand for vehicle components is a function of the number of vehicles produced and trends in content per vehicle for specific component categories. These variables are driven by consumer preferences and regulatory requirements, particularly related to fuel economy and safety standards. OEMs continue to source vehicle components that improve fuel economy and safety in order to meet increasingly stringent regulatory requirements around the world. In particular, the cost of failure in Powertrain and Safety-Critical applications is very high relative to the underlying component costs, and customers seek proven and reliable Powertrain and Safety-Critical component suppliers. McKinsey forecasts that Powertrain and Safety-Critical applications will account for 68% of total growth in component costs between 2010 and 2020.

In 2012, the U.S. Environmental Protection Agency and National Highway Traffic Safety Administration (the “NHTSA”) jointly approved a rule requiring model year 2017 through 2025 light vehicles, light-duty trucks and medium-duty light vehicles to reduce greenhouse gas emissions and improve fuel economy. These standards require those vehicles to meet a specified average fuel economy level in model year 2025 equivalent to 56.2 miles per gallon. These standards include miles per gallon requirements under NHTSA’s Corporate Average Fuel Economy Standards program. Also, in 2012, the European Commission proposed regulations to reduce the average carbon dioxide emissions of all new light vehicles sold in Europe by 28% to 95 grams per kilometer by 2021 and for light trucks and vans by 17% to 147 grams per kilometer by 2020. As such, OEMs are increasingly focused on production of advanced transmissions with more gears, turbo-charged engines and reduced weight while improving performance characteristics and fuel efficiency.

The chart below illustrates international miles per gallon fuel economy standards in the United States, Japan and the European Union.

International Fuel Economy Standards (Miles Per Gallon)

Source: ICCT as of May 2014.

LMC Automotive forecasts increased production of higher speed transmissions through 2018 as shown in the chart below.

North American Transmission Production Forecasts (in thousands)

Source: LMC Automotive as of April 2013.

From 2005 to 2013, 6-cylinder engines produced have increased horsepower and torque as shown in the chart below.

North American 6-Cylinder Engine Horsepower and Torque Growth

Source: IHS as of October 2014.

Note: Amounts reflect weighted average horsepower and torque for North American engines produced.

Vehicle safety regulations continue to tighten, resulting in increased demand for high quality and high strength components for Safety-Critical applications such as brake and axle components, steering knuckles and control arms. These components must be able to bend or twist without breaking while remaining cost competitive. We believe these trends provide growth opportunities for Powertrain and Safety-Critical component suppliers.

Favorable Supply and Demand Dynamics

During 2008 and 2009, a significant amount of the automotive Forging capacity was removed from the North American market. According to The American Foundry Society, an estimated 1 million tons, representing over 10% of iron casting capacity and 36 iron metal casters, exited the North American market from 2007 to 2010. In addition, the number of automotive components suppliers for Powertrain and Safety-Critical systems declined significantly during 2008 and 2009. The magnitude of the investment and the length of time required to open facilities, acquire equipment and navigate environmental permitting processes provide significant economic and practical barriers to entry for new competitors. Additionally, in other process technology categories such as Powder Metal Forming, we believe that while capacity has not changed materially, demand and the number of vehicle applications has increased substantially. Powder Metal Forming technology is being utilized in a higher number of Powertrain applications due to its Net Formed capabilities, which significantly reduces waste compared to other technologies. These supply and demand dynamics are expected to continue to provide growth opportunities for those companies with existing asset bases, technical know-how, global footprints and relevant metal-forming expertise.

Consolidation of Global Platforms and Localization of Sourcing by OEMs

Vehicle OEMs are increasingly consolidating vehicle engine and transmission designs across Platforms with localized sourcing to improve supply chain efficiency, reduce unit cost and increase profitability. In engine and transmission, OEMs differentiate on the basis of power and torque delivery, overall performance, reliability and fuel economy. OEMs have reduced their engine architectures globally into high volume engine families because these differentiating attributes require significant investment and many years of research and development. These engine families are now utilized across an increasing number of Vehicle Nameplates and are typically used for seven years or longer.

OEMs require suppliers to have robust engineering and product development expertise to optimize performance, profitability and overall cost. Furthermore, given the need to adapt to variations in regional markets and mitigate transportation and production risks, OEMs seek suppliers with manufacturing and product launch expertise near OEM locations.

The chart below illustrates North American light vehicle transmission production and North American transmission production as a percentage of vehicle build.

North American Light Vehicle Transmission Production (Units in Millions)	North American Light Vehicle Transmission Production (as a % of Vehicle Build)

Source: IHS as of November 2014.

Our Competitive Strengths

We believe we benefit from the following competitive strengths:

•	Market Leader with a Broad Portfolio of Metal-Forming Manufacturing Technologies and Processes. We are a leading provider of highly-engineered components used in Powertrain and Safety-Critical Platforms for the global light vehicle, commercial and industrial vehicle markets. We generated approximately 44% of our pro forma net sales in the growing engine and transmission categories. Our broad portfolio of metal-forming manufacturing technologies and process expertise is used in a wide range of highly-engineered and complex components, including engine connecting rods, balance shaft modules, turbo-charger housings; transmission gears, shafts and valve bodies; brake components; and wheel and axle components. At least one of our components was found on approximately 90% of the 16.2 million light vehicles built in North America in 2013. Furthermore, our components were found on over 60% of the top 20 engine and transmission Platform total units produced in North America and Europe during 2013.

•	Focus on High Growth Product Categories. We provide a diverse range of metal-formed components used in key vehicle applications where power generation, power / torque transfer, strength and NVH are essential to performance, fuel economy and safety. Our broad product portfolio focuses on Powertrain and Safety-Critical applications, components which are among the largest and fastest growing dollar content categories within the vehicle. These product categories are expected to continue to grow in excess of broader vehicle production volume due to OEMs’ use of advanced engine and transmission technologies to meet increasingly stringent fuel economy and safety regulations. We believe we are well positioned to drive profitable sales growth by leveraging our core technologies, proven processes and strong customer relationships to capitalize on the positive secular and global market trends impacting Powertrain and Safety-Critical applications.

•	Difficult to Replicate Global Manufacturing Footprint. Our broad portfolio of global manufacturing assets provides us with a flexible and close-to-customer footprint that is difficult to replicate and creates substantial barriers to entry. Furthermore, our sophisticated engineering, technical and manufacturing teams bring decades of product and operations know-how to efficiently manufacture our products within the demanding performance and delivery requirements of our customers. Our worldwide manufacturing base includes 56 production facilities in 11 countries. Our broad portfolio of Advanced Machining and Assembly, Aluminum Die Casting, Forging, Iron Casting and Powder Metal Forming facilities gives us flexibility to produce complex, highly-engineered products on either a high or low volume basis.

•	Diversified and Long-Term Blue-Chip Customer Base. We have strong and longstanding relationships with leading global OEMs and Tier I suppliers, including Ford, General Motors, ZF, Toyota, Deere and Daimler Trucks. Our relationships with our five largest customers average more than 15 years. We believe these long-tenured relationships are the result of our ability to align with our customers to help them meet the industry’s increasingly stringent fuel economy, performance and safety standards. We are the sole-sourced provider for substantially all products we manufacture for a Program, and we typically supply our customers for the life of the Program, which can exceed 10 years. This provides us with significant revenue visibility. Once embedded in a Program, our products are difficult for competitors to displace due to the high costs and long lead times associated with reengineering and revalidation, tooling development and the use of sophisticated materials in an exacting manufacturing process.

Our net sales have historically been balanced among the top global OEMs and Tier I suppliers. Our top five direct customers (Ford, General Motors, TRW, Linamar Corporation (“Linamar”) and Fiat Chrysler) represented approximately 35% of our 2013 pro forma net sales, with the largest customer representing approximately 14% during the same period. Our leading position in the automotive supply chain serving diverse OEM and Tier I supplier customers results in sales to several of the largest end-OEMs with Ford, General Motors, Fiat Chrysler, Hyundai and Toyota representing approximately 59% of our 2013 pro forma net sales. In addition to the light vehicle market, the commercial on- and off-highway vehicle and equipment markets, together with general industrial customers, represented approximately 21% of our 2013 pro forma net sales. We supply many of the leading commercial medium and heavy truck manufacturers, including Daimler Trucks (Freightliner, Western Star), Paccar and Volvo. We also produce for a wide variety of industrial equipment for leading customers such as Deere, Caterpillar and Case New Holland. The commercial on- and off-highway vehicle and equipment markets typically follow different business trends than the light vehicle sector and have the potential to grow as a result of various industry-related trends, including increased mechanization, higher infrastructure spending, population growth and above average fleet ages.

•

Technology and Manufacturing Leadership with Advanced Engineering and Demonstrated Launch Capabilities. We develop high quality, cost-effective solutions through our process expertise and our collaborative working relationships with our customers. In 2013, we successfully launched over 490 customized products for our customers across our global manufacturing base in 11 countries. Our launches and product and process development are supported by over 400 degreed engineers that use leading edge CAD, FEA and modeling and simulation tools to provide the design capabilities required by our customers. In addition to our core engineering talent, the success of our global product development and launch capability is supported by our entire workforce.

•	Culture of Continuous Improvement. We are committed to continuous improvement across our global operations and seek to generate ongoing efficiencies and cost savings while adhering to high standards of quality, safety and environmental compliance. Our manufacturing disciplines have a high level of conformity across sites, with a focus on sharing best practices, setting and measuring goals and monitoring key production indicators. Our culture of continuous improvement allows for product and process improvements throughout all of our operations, which have historically generated significant cost savings and increased efficiencies.

This culture of continuous improvement has led to our customers’ recognition of our technical capabilities, on-time delivery and quality performance. Over the past three years, we have received over 50 awards. The list below provides a sample of our most recent awards.

¡ 2014 Chrysler Quality Award for Grede (Brewton) (2 years running)	¡ 2013 GM Supplier of the Year-Powertrain Division for Metaldyne

¡ 2014 GM Supplier Quality Excellence for HHI (Cloyes) (2 years running)	¡ 2013 GM Supplier Quality Excellence Award for Metaldyne (St. Marys, North Vernon)

¡ 2014 Ford Quality Award for Metaldyne (Valencia, Spain) (11 years running)	¡ 2012 GM Supplier Quality Excellence Award for Metaldyne (Ramos Arizpe (2 years running), Suzhou, North Vernon)

¡ 2014 Hino Excellence in Quality Award for Grede	¡ 2013 Honda Excellence in Quality Award for Grede

¡ 2013 Caterpillar Blue Dot for Grede (3 years running)	¡ 2013 John Deere Critical Supplier for Grede (2 years running)

¡ 2013 Cummins Critical Supplier for Grede (2 years running)	¡ 2013 Toyota Excellent Quality Performance Award for HHI (Royal Oak, Impact)

¡ 2013 Daimler Truck Critical Supplier for Grede (3 years running)

•	Strong Financial Profile with Focus on Cash Flow Generation. In 2013, we generated pro forma Adjusted EBITDA of $508.8 million, or 17% of net sales, and pro forma Adjusted Free Cash Flow of $347.1 million. Our net sales, Adjusted EBITDA, net income and Adjusted Free Cash Flow were $2.0 billion, $363.1 million, $57.9 million and $240.8 million, respectively, for 2013. Our attractive financial performance with strong cash flow generation is a result of our:

•	focus on Powertrain and Safety-Critical applications;

•	flexible, highly-variable cost structure;

•	culture of continuous improvement; and

•	disciplined capital investment philosophy.

We seek volume and pricing terms in our customer contracts based on generating sustainably attractive returns on invested capital and strong margins. We consistently evaluate our business portfolio and prioritize capital investment to optimize margins and overall returns. We have a demonstrated history of declining or exiting business that does not meet our return thresholds.

We believe winning new business for components for Powertrain and Safety-Critical applications on long lifecycle next generation Platforms strengthens the stability of our revenue base. We have significant incremental business backlog of approximately $435 million as of December 31, 2013 on a pro forma basis to give effect to the Grede Transaction, resulting in revenue visibility. Based on third party forecasts, customers and our own industry knowledge, we are able to estimate future production and revenue by product and end- Platform. We estimate that the top 20 Platforms for which we provide components to have forecasted future lives of over 16.5 years on average.

Our capital investment philosophy, which focuses on internal rate of return and short payback on investment, is designed to generate an attractive cash conversion profile. Additionally, 79% of our 2013 pro forma capital expenditures were spent to support new Program awards and cost reduction initiatives. The remaining 21% was spent on maintenance / environmental health and safety capital expenditures. Our low level of critical maintenance capital expenditures provides flexibility to invest in new projects, which can be adjusted based on market conditions. Furthermore, we have a strong balance sheet with significant liquidity and limited defined benefit and other post-employment benefits liabilities, off-market lease expenses or other off balance sheet legacy liabilities.

•	Experienced and Entrepreneurial Management Team. Our management consists of an accomplished team with a history of generating attractive returns, accelerating growth, implementing operational productivity improvement plans and integrating businesses. Our senior leadership team is comprised of four executives who have over 110 years of combined relevant industry experience, and have established an entrepreneurial spirit and accountability throughout our company. Our senior leadership along with several levels of our management team has successfully led the identification, due diligence and integration of 15 strategic acquisitions over the past 10 years to support our global growth, further develop core competencies and expand manufacturing capabilities. Our management team also has extensive experience revitalizing businesses through cost management, plant rationalization and focusing product portfolios to improve revenues, expand margins and diversify end-markets and geographical presence. We have historically increased margins, cash flow and liquidity under the leadership of our management team.

Our Strategy

Our goal is to enhance our position as an industry leader in complex metal-formed components in Powertrain and Safety-Critical applications. The key elements of our strategy to achieve our goal are:

•	Capture Expected Growth in Powertrain and Safety-Critical Components. We will continue to develop customized and innovative products, technologies and processes to assist OEMs to meet increasingly stringent fuel efficiency, safety and performance standards. We believe our strong capabilities in metal-forming manufacturing technologies and value-added processes, highly trained personnel and broad portfolio of manufacturing assets will enable us to capture expected growth in Powertrain and Safety-Critical components, which are experiencing growth in excess of vehicle production volumes.

•

Deliver Strong Profitability and Cash Flow Generation. We intend to maintain our financial discipline, and are focused on future Adjusted EBITDA growth, cash flow generation and return on invested capital. This culture is supported by our highly-variable cost structure and flexible capacity enabling us to manage our operations and costs to meet changing market conditions. We maintain raw material price pass-through arrangements with customers on substantially all of our products to reduce our exposure to raw material price fluctuations. We plan to continue to employ a disciplined approach to capital investment, focusing on projects with the most attractive rates of return. We believe our approach to new business opportunities, flexibility, highly-variable cost structure, culture of continuous improvement and disciplined capital investment philosophy positions us for strong growth, improved efficiencies and attractive margins in the future.

•	Capitalize on Global Scale and Capabilities. We will continue to support our global OEM and Tier I supplier customers with our close-to-customer footprint, global engineering and product launch capabilities. OEMs are increasingly standardizing engine and transmission designs to facilitate sharing across multiple Platforms and in some cases across different geographic regions. Our global customer base and manufacturing footprint also diversifies our revenue across various end-markets, geographies and industry cycles. We plan to continue to build our presence outside of North America, particularly in China, Mexico and Eastern Europe, where we have existing operations and are experiencing increased customer demand.

•	Take Advantage of Cross-Sell and Other Opportunities. We intend to cross-sell products and optimize capacity across our consolidated portfolio. As more of our customers adopt external value-added strategies, we believe that we are well positioned to capture this additional growth. We believe that we will continue to generate additional revenue and increase our value-added content by applying our core technologies and processes across our combined product offerings. We intend to leverage our combined manufacturing footprint across four continents and our technical and commercial centers in North America, Europe and Asia.

For example, HHI’s hot Forging product offerings are primarily located in North America. With Metaldyne’s global footprint and in-country know-how, we believe we can expand HHI’s product offering globally and capture additional market opportunities that were unavailable to HHI on a stand-alone basis. Further, Grede’s strong customer relationships outside of the light vehicle market provide HHI and Metaldyne access to blue-chip industrial equipment and heavy truck customers such as Deere, Caterpillar and Daimler Trucks (Freightliner, Western Star). In addition, through a coordinated approach on new Program opportunities and by accessing our broad portfolio of manufacturing technologies, customer relationships, global footprint and engineering expertise, we believe we will win incremental new business. We also expect to realize savings by pursuing selective vertical integration opportunities, taking advantage of our increased scale and certain cost synergy initiatives.

•	Pursue Selected Acquisitions and Strategic Alliances. We intend to opportunistically leverage our experience in identifying, acquiring and integrating acquisitions that allow us to grow globally, enhance our product portfolio and technologies, further diversify our customer base and generate synergies. While we have no present commitments or agreements to enter into any such acquisitions, we believe there are numerous attractive opportunities given the large number of complementary businesses in the industry, further supplier consolidation trends and a large number of private equity owned companies in the industry. We may also seek strategic alliances, which allow us to pursue new opportunities with greater flexibility and lower capital at risk as well as provide us with access to new technologies, products and markets.

Customers

We have strong and longstanding relationships with our customers; the relationships with our top five customers average more than 15 years. Once embedded in a Program, our products are difficult to displace due to the high costs and long lead times associated with re-engineering and revalidation, tooling development, and the use of sophisticated materials and manufacturing process parameters. We are the sole-sourced provider for substantially all our products we manufacture for a Program, and we typically supply our customers for the life of the Program, which can exceed 10 years. This provides us with significant revenue visibility.

The following table provides the percentage of pro forma net sales to our direct customers and end-OEMs for the year ended December 31, 2013:

Direct Customer	Percentage of 2013 Pro Forma Net Sales	End-OEM	Percentage of 2013 Pro Forma Net Sales
Ford	14%	Ford	22%
General Motors	7%	General Motors	20%
TRW	5%	Fiat Chrysler	11%
Linamar	5%	Hyundai	3%
Fiat Chrysler	4%	Toyota	3%
Hyundai	3%	RenaultNissan	2%
ZF Group	3%	Deere	2%
Chassix	3%	Freightliner	2%
American Axle	3%	Honda	2%
Dana	3%	Caterpillar	2%
Other	50%	Other	31%

Sales and Marketing

We have an established sales and marketing organization with dedicated teams within each of our three segments that provides consistent interface with our key customers. These teams are organized within each segment and connected as a whole through our sales council.

We utilize executive level councils to coordinate our new business origination and account management efforts. Our Chief Executive Officer, Chief Financial Officer and Co-Presidents provide oversight and guidance to identify and capture new business opportunities and mitigate potential risks. We believe this approach provides an efficient and highly communicative approach to managing our customers and new business opportunities.

Backlog

Incremental business backlog, which we measure as anticipated net product sales from incremental business for the next three years at each year end, net of Programs being phased out and any foreign currency fluctuations, is approximately $435 million as of December 31, 2013 on a pro forma basis to give effect to the Grede Transaction. We are typically awarded Programs one to three years prior to the start of production on new and replacement business. Due to the timing of the OEM sourcing cycle, we measure our anticipated net product sales based on contracts to be executed in the next three years at each year end. Our estimate of anticipated net product sales includes formally awarded new Programs, Programs which we believe are highly probable of being awarded to us and expected volume changes on existing Programs. Our estimate may be impacted by various assumptions, including vehicle production levels on new and replacement Programs, customer price reductions, currency exchange rates and the timing of Program launches. We typically enter into agreements with our customers at the beginning of a vehicle’s life for the fulfillment of customers’ purchasing requirements for the entire production life of the vehicle. Historically, contract terminations have been infrequent. Therefore, this anticipated net product sales information could differ significantly from actual firm orders or firm commitments, and awards of business do not represent guarantees of production volumes or revenues.

Design, Product Development and Intellectual Property

We maintain technical and commercial engineering centers in major regions of the world to develop and provide advanced products, processes and manufacturing support for all of our manufacturing sites, and to provide our customers with local engineering capabilities and design support. As of September 28, 2014, we employed over 400 degreed engineers. Our efforts related to research and development are focused on process improvement, higher performance materials and increased product performance.

We believe that our engineering and technical expertise, together with our emphasis on continuing product and process development, allow us to use the latest technologies, processes and sophisticated materials to provide cost-effective solutions to our customers. We believe that continued engineering activities are critical to support our pipeline of technologically advanced products and increasing the technical and performance capabilities of our products. We maintain our engineering activities around our core technologies and processes allocating our capital and resources to those products with differentiated technologies and attractive returns on invested capital.

We pursue patents where specific technology or innovation is well positioned for protection under intellectual property laws. While no individual patent or group of patents, taken alone, is considered material to our business, taken in the aggregate, these patents provide meaningful protection for our products and product innovations. As of September 28, 2014, we held approximately 130 issued patents in the United States and foreign jurisdictions and continually make determinations as to whether a product or process is best protected through a patent application or other means.

Facilities

We are headquartered in Plymouth, Michigan in a 38,000 square foot facility. This facility is utilized for management offices as well as certain customer service, engineering, human resources, information technology, finance and treasury functions. We believe that this facility is suitable for the activities conducted there.

Our manufacturing is conducted in 56 production facilities strategically located close to our customers’ operations in 11 countries throughout North and South America, Europe and Asia. Our 61 worldwide locations also support sales, engineering, administrative and distribution functions.

The table below highlights our locations across the world.

Region	Segment	Location	Square Footage	Primary Products Manufactured / Description
North America	Grede	Bessemer, AL	75,000	Ductile Iron
	Grede	Bessemer, AL	75,000	Foam Patterns
	Grede	Brewton, AL	102,000	Ductile Iron
	Grede	Columbiana, AL	100,000	Ductile Iron, Grey Iron, Hi Sil Molybdenum
	Grede	New Castle, IN	200,000	Ductile Iron
	Grede	Kingsford, MI	170,000	Ductile Iron, Grey Iron
	Grede	Southfield, MI	15,000	Administrative / Finance
	Grede	St. Cloud, MN	301,000	Ductile Iron
	Grede	Biscoe, NC	112,539	Ductile Iron
	Grede	Biscoe, NC	35,000	Machining
	Grede	Berlin, WI	354,000	Ductile Iron, Grey Iron, High Silicon Molybdenum
	Grede	Browntown, WI	132,000	Ductile Iron, Grey Iron
	Grede	Menomonee Falls, WI	254,550	Machining
	Grede	Oconomowoc, WI	120,000	Machining
	Grede	Reedsburg, WI	320,000	Ductile Iron
	Grede	Wauwatosa, WI	93,000	Ductile Iron, High Silicon Molybdenum
	Grede	Apodaca, Mexico	45,185	Ductile Iron, Grey Iron, Hi Sil Moly
	Grede	El Carmen, Mexico	230,000	Ductile Iron, Hi Sil Molly
	HHI	Fort Smith, AR	60,000	Assembly & Distribution
	HHI	Paris, AR	151,000	Machining & Assembly
	HHI	Subiaco, AR	162,000	Powder Metal & Machining
	HHI	Bolingbrook, IL	110,000	Machining & Assembly
	HHI	Chicago, IL	268,000	Forging
	HHI	Chicago, IL	45,000	Forging
	HHI	Naperville, IL	33,000	Assembly
	HHI	Columbus, IN	139,000	Forging
	HHI	Columbus, IN	56,000	Forging
	HHI	Remington, IN	85,200	Forging
	HHI	Coldwater, MI	28,000	Forging
	HHI	Fraser, MI	200,000	Forging & Machining
	HHI	Royal Oak, MI	330,000	Forging
	HHI	Troy, MI	45,000	Forging
	HHI	Sandusky, OH	1,300,000	Machining & Assembly
	HHI	Aguascalientes, Mexico	20,000	Warehouse
	Metaldyne	Bluffton, IN	257,952	Machining & Assembly
	Metaldyne	Fremont, IN	104,047	Machining & Assembly
	Metaldyne	North Vernon, IN	135,500	Powder Metal
	Metaldyne	Litchfield, MI	178,545	Crankshaft Dampers
	Metaldyne	Plymouth, MI	38,000	Headquarters, Sales / Engineering
	Metaldyne	Warren, MI	21,303	Tooling
	Metaldyne	Twinsburg, OH	165,000	Aluminum Die Casting
	Metaldyne	Ridgeway, PA	248,340	Powder Metal
	Metaldyne	St. Marys, PA	169,228	Powder Metal
	Metaldyne	Ramos Arizpe, Mexico	114,889	Powder Metal

Region	Segment	Location	Square Footage	Primary Products Manufactured / Description

South America	Metaldyne	Indaiatuba, Brazil	32,630	Powder Metal

Europe	Metaldyne	Oslavany, Czech Republic	111,298	Forging
	Metaldyne	Zbysov, Czech Republic	41,951	Forging
	Metaldyne	Halifax, England	69,697	Crankshaft Dampers
	Metaldyne	Decines, France (Lyon #2)	25,704	Crankshaft Dampers
	Metaldyne	Lyon, France	84,798	Crankshaft Dampers
	Metaldyne	Dieburg, Germany	15,166	Sales / Engineering
	Metaldyne	Nurnberg, Germany	169,193	Forging
	Metaldyne	Zell, Germany	229,125	Forging
	Metaldyne	Kopstal, Luxembourg	1,000	Administrative / Finance
	Metaldyne	Barcelona, Spain	44,659	Crankshaft Dampers
	Metaldyne	Valencia, Spain	168,644	Powder Metal

Asia	HHI	Huzhou City, China (JV)	128,000	Forging
	Metaldyne	Suzhou, China	131,277	Powder Metal, Crankshaft Dampers and Aluminum Die Casting
	Metaldyne	Jamshedpur, India (JV)	200,000	Crankshaft Dampers
	Metaldyne	Yokohama, Japan	1,442	Sales / Engineering
	Metaldyne	Pyeongtaek, South Korea	80,030	Machining & Assembly

In January 2002, we entered into a lease agreement for a parcel of land with a 135,500 square foot building on the premises, located in North Vernon, Indiana. We entered into this lease for the purpose of locating industrial and office space on the premises. The term of the lease is approximately twenty years with the right to extend the term for two additional ten year periods. The yearly rent for the premises is based on a formula prescribed in the lease agreement, with the base rent for the initial year of approximately $280,000.

In August 2007, we entered into a lease contract for a 131,277 square foot factory building located in Suzhou Industrial Park, in the People’s Republic of China, which was to be constructed by the lessor and then leased to us so that we could engage in the design, research, development and production of various automotive components, including key chassis components and automatic transmission components. The lease has an initial term of ten years starting from the date of legal occupancy once the construction of the agreed upon facilities are substantially complete, with the option to renew for two subsequent terms of up to five years. The rent payable during the initial term of ten years is RMB 371,280 per month.

In August 2008, we entered into a lease agreement for approximately 1,300,000 square feet of manufacturing, distribution and office space in Sandusky, Ohio. The term of the lease expires on August 6, 2033. The initial base rent is approximately $263,500 per month, subject to certain fixed increases over the course of the term, as set forth in the lease agreement.

In December 2009, we entered into a lease agreement for manufacturing space in Twinsburg, Ohio (“Twinsburg Lease Agreement”), which took effect as of January 1, 2010 and was initially scheduled to end on December 31, 2014, with the option to extend the Twinsburg Lease Agreement for one three-year renewal term. Initial base rent is approximately $260,000 per month, subject to certain adjustments over the course of the term, as set forth in the lease agreement. In May 2012, we executed a first amendment to the Twinsburg Lease Agreement, extending the expiration date to December 31, 2027, with the option to extend the lease for two five-year renewal terms.

In June 2012, we entered into a lease agreement for 25,704 square feet of industrial and office space in Decines-Charpieu, Rhône, France. The term of the lease is from January 1, 2013 through December 31, 2021. The initial base rent is €119,400 per year, payable on a quarterly basis, subject to certain adjustments over the course of the term.

Suppliers and Raw Materials

We procure our raw materials from a variety of suppliers for use in our manufacturing processes. In 2013, our top ten suppliers constituted less than 32% of our purchases. Based on available quality and supply, we seek to obtain materials in the region in which our products are manufactured in order to minimize transportation and other costs. The primary raw materials used to produce the majority of our products are steel scrap, steel bar, pig iron, aluminum, copper, molybdenum and other metallic materials. We believe we are among the largest consumers of special bar quality steel, scrap steel, powder metal, pig iron and molten aluminum from our suppliers. Our annual special bar quality steel buy was over $375 million in 2013, which makes us the largest buyer of special bar quality steel in North America and a large consumer of source mills. We believe our principal suppliers have steel making capabilities and capacity to support our customers’ specifications and volume expectations. We typically source raw materials or components from single suppliers. Although we are generally able to substitute suppliers for raw materials and components without material short term costs, in some cases, it could be difficult and expensive for us to change suppliers.

Generally, we apply raw material surcharges to our customers to mitigate volatility in our cost of scrap, steel bar, aluminum and other inputs. Surcharge prices on our raw materials may vary based on industry indices or on actual prices paid to suppliers.

Competition

Although the number of our competitors has decreased due to ongoing industry consolidation, the automotive components industry remains very competitive. OEMs and Tier I suppliers rigorously evaluate suppliers on the basis of product quality, price competitiveness, reliability and timeliness of delivery, product design capability, technical expertise and development capability, new product innovation, financial viability, application of lean principles, operational flexibility, customer service and overall management. In addition, our customers generally require that suppliers demonstrate improved efficiencies, through cost reductions and/or price improvement, on a year-over-year basis.

The following table illustrates our primary competitors for our manufacturing technologies and value-added processes:

Portfolio of Manufacturing Technologies and Value-Added Processes	Primary Competitors
Advanced Machining and Assembly	BorgWarner, GKN, Linamar and Magna

Aluminum Die Casting	Aisin, Dongnam Precision and Ryobi

Cold and Warm Forging	American Axle, Hirshvogel and Sona BLW

Hot Forging	American Axle, Amtek and Hirshvogel

Iron Casting	Metal Technologies, Inc., Neenah Enterprises and Waupaca

Powder Metal Forming	BorgWarner, GKN and Mahle

Rubber and Viscous Dampening Assemblies	Knorr Bremse, Vibracoustic and Winkelmann

We believe that supplier rationalization in North America, Europe and Asia will continue. OEM customers have been, and we expect will continue to be, awarding Programs to suppliers that can provide design, engineering expertise and technical know-how, support varying levels of demand and demonstrate financial strength and viability. With a focus on our core metal-forming manufacturing technologies and processes and manufacturing know-how, we differentiate ourselves through outstanding long-term track records on quality, reliability, delivery and performance.

Seasonality

Our business is moderately seasonal because our largest North American customers typically halt operations for approximately two weeks in July and one week in December. Customers in Europe had historically shut down vehicle production during a portion of August and December as well. In addition, third quarter automotive production traditionally is lower as new models enter production.

Environmental Compliance

We are subject to a variety of federal, state, local and foreign environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes, and the cleanup of contaminated sites. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution. These permits are subject to modification, renewal and revocation by issuing authorities. We believe we are in substantial compliance with all applicable material laws and regulations. Historically, our costs of achieving and maintaining compliance with environmental, health and safety requirements have not been material to our results.

Product Liability and Warranty Matters

In the event that the use of our products results in, or is alleged to result in, bodily injury and/or property damage or other losses, we may be subject to product liability lawsuits and other claims. These lawsuits generally seek compensatory damages, punitive damages and attorney fees and costs. Additionally, we are a party to warranty-sharing and other agreements related to our products with certain of our OEM customers. These customers may pursue claims against us for contribution of all or a portion of the amounts sought in connection with product liability and warranty claims.

Additionally, if any of our products are, or are alleged to be, nonconforming, we may be required or requested by our OEM customers to participate in a recall or other corrective action involving such products. In certain instances, allegedly nonconforming products may be provided by our suppliers. We may seek recovery from our suppliers of materials included within our products that are associated with product liability and warranty claims. We carry insurance for certain legal matters, including product liability claims, but such coverage may be limited. We do not maintain insurance for product warranty or recall matters in the United States.

Legal Proceedings

We are from time to time subject to various legal actions and claims incidental to our business, including those arising out of breach of contracts, product warranties, intellectual property matters, and employment-related matters. It is our opinion that the outcome of such matters will not have a material adverse impact on our consolidated financial position, results of operations, or cash flows. With respect to warranty matters, although we cannot ensure that the future costs of warranty claims by customers will not be material, we believe our established reserves are adequate to cover potential warranty settlements. However, the final amounts required to resolve these matters could differ materially from our recorded estimates.

Employees

As of September 28, 2014, we employed approximately 12,000 total employees in 13 countries around the world. Our stable and high quality workforce provides us critical know-how across our technologies and processes. As of September 28, 2014, we employed over 400 degreed engineers providing us strong engineering capabilities using leading edge CAD, FEA, modeling and simulation tools. As of September 28, 2014, approximately 23% of our employees were members of U.S. industrial trade unions employed under the terms of collective bargaining agreements and approximately 16% of our employees were employed under international workers councils. We believe that we have a good relationship with our employees.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names and ages of the individuals who serve as our executive officers and members of our board of directors.

Name	Age	Position
George Thanopoulos	51	Chief Executive Officer and Director
Mark Blaufuss	46	Chief Financial Officer and Treasurer
Thomas Amato	51	Co-President
Douglas Grimm	52	Co-President
Kevin Penn	53	Chairman and Director
Nick Bhambri	51	Director
Loren Easton	35	Director
Michael Fisch	52	Director
William Jackson	54	Director
John Pearson Smith	66	Director
Jeffrey Stafeil	44	Director

Executive Officer and Director Biographies

George Thanopoulos was named our Chief Executive Officer in August 2014 in connection with the Combination and has served on our board of directors since August 2014. Mr. Thanopoulos is the founder of HHI and served as its Chief Executive Officer since September 2005. Prior to founding HHI, he was a group president of Oldco M Corporation (the former Metaldyne Corporation) and, prior to that, held multiple positions at MascoTech, Inc., the predecessor company to Oldco M Corporation, over a 15-year period, including engineering, plant management and executive management. Mr. Thanopoulos served as a member of the board of directors of Global Brass and Copper Holdings, Inc., a converter, fabricator, distributor and processor of specialized copper and brass products in North America, from 2011 to 2014. Mr. Thanopoulos also served as a director of JL French Automotive Castings, Inc., a supplier of die cast aluminum components and assemblies, from 2006 to 2012 and as a director of Chassis Brakes International, a supplier of automotive foundation brakes and brake components, from 2012 to 2013. Mr. Thanopoulos holds a B.S. degree in Mechanical Engineering (magna cum laude) from the University of Michigan. Mr. Thanopoulos was chosen as our director because of his extensive experience in management and in the manufacturing industry.

Mark Blaufuss was named our Chief Financial Officer and Treasurer in August 2014 in connection with the Combination. Mr. Blaufuss has also served as Metaldyne’s Chief Financial Officer since May 2011. Prior to joining Metaldyne, Mr. Blaufuss held the Chief Financial Officer position at United Components, Inc., an aftermarket automotive parts supplier, from September 2009 to April 2011, and at Axletech International, a planetary axles supplier, from April 2007 to September 2009. He also worked as director of AlixPartners, a consulting firm, Corporate Controller of JPE, Inc., an automotive parts supplier, and Manager at PricewaterhouseCoopers. Mr. Blaufuss acted as CFO for Stonebridge Industries, Inc. until 2004. Stonebridge Industries, Inc. filed for Chapter 11 bankruptcy in 2005. Mr. Blaufuss holds a B.S. degree in Accounting from Michigan State University.

Thomas Amato was named our Co-President in August 2014 in connection with the Combination. Mr. Amato has served as the President and Chief Executive Officer of Metaldyne, LLC since its formation in 2009. Prior to that, he held multiple positions at Oldco M Corporation (the former Metaldyne Corporation), including as Executive Vice President of Corporate Development and Executive Vice President of Commercial Operations. He was named Chairman, President and Chief Executive Officer of Oldco M Corporation in January 2008 and was also Co-Chief Executive Officer of Asahi Tec, a Japanese casting and forging company publicly traded on the Tokyo Stock exchange. Mr. Amato also held multiple positions at MascoTech, Inc., the predecessor company to Oldco M Corporation, since he joined there in 1994, and he served on the Boards of Asahi Tec and Wolverine Tube. Mr. Amato holds a B.S. degree in Chemical Engineering from Wayne State University and an M.B.A. from the University of Michigan.

Douglas Grimm was named our Co-President in August 2014 in connection with the Combination. Mr. Grimm has also served as Chairman, President and Chief Executive Officer of Grede since February 2010 and as Chief Executive Officer of Citation Corporation, a foundry that manufactures components for the transportation and industrial markets, from January 2008 to February 2010. Prior to co-founding Grede Holdings LLC, Mr. Grimm served as Vice President—Global Ford, Materials Management, Powertrain Electronics & Fuel Operations of Visteon Corporation, a global automotive supplier that manufactures climate, electronics and interior products for vehicle manufacturers, from 2006 to 2008. Prior to that time, Mr. Grimm spent five years at Oldco M Corporation (the former Metaldyne Corporation) as a Vice President in various executive positions, including commercial operations, General Manager of forging and casting operations as well as having responsibility for global purchasing and quality. Before joining Oldco M Corporation in 2001, Mr. Grimm was with Dana Corporation, a worldwide supplier of drivetrain, sealing and thermal management components and systems, in 1998 and served as Vice President, Global Strategic Sourcing. Prior to that, Mr. Grimm spent 10 years at Chrysler Corporation in various purchase management positions. Mr. Grimm is Chairman of the Original Equipment Supplier Association (OESA), Vice-Chairman of the Motor & Equipment Manufacturers Association (MEMA) and a director for the Peterson American Corporation. Mr. Grimm holds a B.A. degree in Economics & Management from Hiram College (OH), where he is a member of the Board of Trustees, and an M.B.A. from the University of Detroit.

Kevin Penn has served on our board of directors since June 2014. Mr. Penn is the Chairman of our board of directors. Mr. Penn is also a Managing Director of American Securities, having joined in 2009. Prior to joining American Securities, he founded and led ACI Capital Co., LLC. Prior thereto, he was Executive Vice President and Chief Investment Officer for a family investment office, First Spring Corporation, where he managed private equity, direct investment and public investment portfolios. Earlier in his career, Mr. Penn was a Principal of the private equity firm Adler & Shaykin and was a founding member of the Leveraged Buyout Group at Morgan Stanley & Co. He was previously Chairman of Metaldyne, Grede and HHI, and is currently the Chairman of the boards of Frontier Spinning Mills, Learning Care Group and Presidio. He is also a board member of Unified Logistics and Cornhusker Energy Lexington Holdings. He also serves on the board of Mount Sinai Hospital Department of Medicine, and he serves as Chairperson of the Board of Overseers of University of Pennsylvania School of Design and as Governor/Overseer of Hebrew Union College. Mr. Penn holds a B.S. degree in Economics from the Wharton School of University of Pennsylvania and an M.B.A. from Harvard Business School. Mr. Penn was chosen as our director because of his management and financial expertise.

Nick Bhambri has served on our board of directors since August 2014. Mr. Bhambri also served as the President of MECS Inc., a DuPont company, until April 2012. Before MECS was acquired by DuPont, Mr. Bhambri served as President and Chief Executive Officer of MECS since 2007, having joined the company in 1992. Mr. Bhambri was previously a director of HHI. Mr. Bhambri holds a B.S. degree in Mechanical Engineering and an M.B.A. from Washington University in St. Louis. Mr. Bhambri was chosen as our director because of his experience in the manufacturing industry.

Loren Easton has served on our board of directors since June 2014. Mr. Easton is also a Managing Director of American Securities, having joined in 2009. Prior to joining American Securities, Mr. Easton was a Vice President at ACI Capital Co., LLC and was an analyst at Lazard Frères. He was previously a director of Grede and Metaldyne, and is currently a director of Frontier Spinning Mills and Unifrax. Mr. Easton holds a B.A. degree and an M.B.A. from the University of Pennsylvania. Mr. Easton was chosen as our director because of his management and financial expertise.

Michael Fisch has served on our board of directors since August 2014. Mr. Fisch is also the President and CEO of American Securities. Before founding American Securities in 1994, he was a financial advisor to the

William Rosenwald family in 1993, a partner in two private equity firms, a consultant in the Paris office of Bain & Company and a professional in the mergers and acquisitions department of Goldman Sachs. Mr. Fisch was previously a director of Metaldyne, Grede and HHI, and currently serves on the boards of certain American Securities affiliates, including ASP Portfolio Companies. He is a Trustee of Princeton Theological Seminary; Board Member of Human Rights Watch; and member of Mount Sinai Hospital Department of Medicine Advisory Board. Mr. Fisch holds a B.A. degree from Dartmouth College and an M.B.A. from Stanford University. Mr. Fisch was chosen as our director because of his management and financial expertise.

William Jackson has served on our board of directors since August 2014. Mr. Jackson has been an Executive Vice President of Corporate Development at Johnson Controls Inc. since September 2013 and served as its President of the Automotive Electronics & Interiors since March 2012. Mr. Jackson served as an Executive Vice President of Operations & Innovation at Johnson Controls Inc. from May 2011 to September 2013. Prior to Johnson Controls, he served as Senior Vice President and President of Automotive at Sears Holdings Corporation since March 2009 and was responsible for the oversight, leadership and strategic growth of its automotive business, both in-store and online. Prior to Sears Holdings Corporation, Mr. Jackson was a Senior Partner and served in various leadership roles of Booz & Company. He served on the board of directors for both Booz Allen Hamilton and Booz & Company and was previously a director of Metaldyne. Mr. Jackson holds a B.S. degree in Mechanical Engineering from the University of Illinois and an M.B.A. from the University of Chicago, and M.S. degree. Mr. Jackson was chosen as our director because of his automotive and industrial consulting experience.

John Pearson Smith (Jack) has served on our board of directors since August 2014. Mr. Smith is also director and co-owner of Silversmith Inc., a producer of metering and automated data reporting systems for natural gas, oil production and waste water disposal. Prior to co-founding Silversmith Inc. in 2003, Mr. Smith was President and Chief Executive Officer of Holland Neway International, a producer of commercial vehicle suspensions and brake systems, with prior experience in engineering management at Ford Heavy Truck Division. Mr. Smith was previously a director of Metaldyne, and currently serves on the board of directors of SRAM Corporation. He is also on the board of Grand Valley State University Foundation. Mr. Smith holds a B.S. degree and an M.S. degree in Mechanical Engineering and an M.B.A. from the University of Michigan. Mr. Smith was chosen as our director because of his operational leadership and automotive expertise.

Jeffrey Stafeil has served on our board of directors since August 2014. Mr. Stafeil has also been Chief Financial Officer at Visteon Corporation since October 2012 and has been its Executive Vice President since November 2012. He served as the Chief Financial Officer and Executive Vice President of DURA Automotive Systems, LLC (alternate name, Dura Automotive Systems Inc.) from December 2008 to 2010 and served as its Chief Executive Officer from October 2010 to 2012. Prior to joining DURA, he served as the Chief Financial Officer and Member of Management Board of Klöckner Pentaplast GmbH & Co. KG. He served as Chief Financial Officer and Executive Vice President of Oldco M Corporation (the former Metaldyne Corporation) from 2001 to 2007, in addition to other management positions since joining Oldco M Corporation in 2001. Mr. Stafeil served as a director of DURA Automotive Systems, LLC from June 2008 to October 2012 and Meridian Corporation since 2006 to 2009. From 2009 to 2012, he served as a director of J.L. French Automotive Castings Inc. and was previously a director of HHI. He currently serves as a director of Mentor Graphics Corp. Mr. Stafeil holds a B.S. degree in Accounting from Indiana University and an M.B.A. from the Fuqua School of Business at Duke University. Mr. Stafeil was chosen as our director because of his operational leadership and financial management experience.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our amended and restated bylaws provide that our board of directors will be such number as may be fixed from time to time by resolution of at least a majority of our board of directors then in office. Upon the consummation of this offering, our board of directors will be composed of eight directors. Our executive officers and key employees serve at the discretion of our board of directors.

Controlled Company Exception

After the completion of this offering, American Securities will continue to beneficially own shares representing more than 50% of the voting power of our shares eligible to vote in the election of directors. As a result, we will be a “controlled company” within the meaning of corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For at least some period following this offering, we intend to utilize these exemptions. As a result, although we will have independent director representation on our compensation and nominating and corporate governance committees upon closing this offering, immediately following this offering we do not expect that the majority of our directors will be independent or that our compensation committee or nominating and corporate governance committee will be comprised entirely of independent directors. Accordingly, although we may transition to fully independent compensation and nominating and corporate governance committees prior to the time we cease to be a “controlled company,” for such period of time you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. The controlled company exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules, which require that our audit committee be composed of at least three members, one of whom will be independent upon the listing of our common stock on the NYSE, a majority of whom will be independent within 90 days of the date of this prospectus, and each of whom will be independent within one year of the date of this prospectus. In the event that we cease to be a “controlled company” and our shares continue to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods.

Director Independence

Our board of directors has affirmatively determined that Mr. Bhambri, Mr. Jackson, Mr. Smith and Mr. Stafeil are independent directors under the applicable rules of the NYSE and as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

Board Committees

Our board of directors has the authority to appoint committees to perform certain management and administration functions. Upon the consummation of this offering, our board of directors will have three committees: the audit committee, the compensation committee and the nominating and corporate governance committee.

Audit Committee

The primary purpose of our audit committee is to assist the board’s oversight of:

•	the audits and integrity of our financial statements;

•	our processes relating to risk management;

•	our processes relating the systems of internal control over financial reporting and disclosure controls and procedures;

•	the qualifications, engagement, compensation, independence and performance of our independent auditor;

•	the auditor’s conduct of the annual audit of our financial statements and any other auditor services provided; and

•	the performance of our internal audit function.

Our audit committee will also produce the annual report of the audit committee as required by SEC rules.

•	our legal and regulatory compliance; and

•	the application of our codes of business conduct and ethics as established by management and the board.

Upon the consummation of this offering, Mr. Stafeil, Mr. Bhambri and Mr. Easton will serve on the audit committee. Mr. Stafeil will serve as chairman of the audit committee and also qualifies as an “audit committee financial expert” as such term has been defined by the SEC in Item 401(h)(2) of Regulation S-K and each audit committee member meets the financial literacy requirements of the NYSE. Our board of directors has affirmatively determined that Mr. Stafeil and Mr. Bhambri meet the definition of an “independent director” for the purposes of serving on the audit committee under applicable SEC and NYSE rules, and we intend to comply with these independence requirements for all members of the audit committee within the time periods specified therein. The audit committee is governed by a charter that complies with the rules of NYSE.

Compensation Committee

The primary purposes of our compensation committee are to:

•	oversee our employee compensation policies and practices;

•	determine and approve the compensation of our chief executive officer and other executive officers;

•	review and approve incentive compensation and equity compensation policies and programs;

•	produce the annual report of the compensation committee as required by SEC rules.

Upon the consummation of this offering, Mr. Penn, Mr. Easton and Mr. Jackson will serve on the compensation committee, and Mr. Penn will serve as the chairman. The compensation committee is governed by a charter.

Nominating and Corporate Governance Committee

The primary purposes of our nominating and corporate governance committee are to:

•	identify and screen individuals qualified to serve as directors and recommend to the board of directors candidates for nomination for election;

•	evaluate, monitor and make recommendations to the board of directors with respect to our corporate governance guidelines;

•	coordinate and oversee the annual self-evaluation of the board of directors and its committees and management; and

•	review our overall corporate governance and recommend improvements for approval by the board of directors where appropriate.

Upon the consummation of this offering, Mr. Fisch, Mr. Penn and Mr. Smith will serve on the nominating and corporate governance, and Mr. Fisch will serve as the chairman. The nominating and corporate governance committee is governed by a charter.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of the compensation committee (or other committee performing equivalent functions) and any executive, member of the board of directors or member of the compensation committee (or other committee performing equivalent functions) and of any other company.

Code of Business Conduct and Ethics

We intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. The code of business conduct and ethics will be available on our web site at www.metaldyneperformancegroup.com. Any waiver of the code for directors or executive officers may be made only by our board of directors and will be promptly disclosed to our stockholders as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Amendments to the code must be approved by our board of directors and will be promptly disclosed (other than technical, administrative or non-substantive changes). Any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Corporate Governance Guidelines

Our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE, as applicable, that serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the Chairman of the Board and Chief Executive Officer, executive sessions, standing Board committees, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines will be posted on our website.

Indemnification of Officers and Directors

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law (“the DGCL”). We have established directors’ and officers’ liability insurance that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.

Our amended and restated certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty, except for liability relating to any breach of the director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit.

EXECUTIVE AND DIRECTOR COMPENSATION

The following discussion and analysis of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans and expectations regarding future compensation programs. The actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.

Our executive officers were executive officers at HHI, Metaldyne or Grede prior to the Combination. We determined the named executive officers based on their position with us after the Combination and their compensation for the year ended December 31, 2013 from HHI, Metaldyne or Grede, as applicable. The following compensation discussion and analysis includes a discussion of compensation received by our named executive officers for the year ended December 31, 2013 under the compensation programs of HHI, Metaldyne or Grede, as applicable. Accordingly, the compensation received by our named executive officers for the year ended December 31, 2013 may not necessarily be indicative of the compensation received by our named executive officers following the Combination and this offering.

Executive Summary

This compensation discussion and analysis provides an overview and analysis of (i) the elements comprising the compensation programs at HHI, Metaldyne or Grede, as applicable for our named executive officers, which we refer to in this compensation discussion and analysis as our new executive officers (“NEOs”), (ii) the compensation decisions made under such programs and reflected in the executive compensation tables that follow this compensation discussion and analysis, and (iii) the material factors considered in making those decisions. In addition, this compensation discussion and analysis includes a discussion of our compensation program for executive officers after the Combination.

2013 Compensation

Our NEOs

For the year ended December 31, 2013, our NEOs were:

•	George Thanopoulos, our Chief Executive Officer. In 2013, Mr. Thanopoulos served as the chief executive officer of HHI.

•	Mark Blaufuss, our Chief Financial Officer and Treasurer. In 2013, Mr. Blaufuss served as the chief financial officer of Metaldyne.

•	Thomas Amato, our Co-President. In 2013, Mr. Amato served as the president and chief executive officer of Metaldyne.

•	Douglas Grimm, our Co-President. In 2013, Mr. Grimm served as the chairman, president and chief executive officer of Grede.

2013 Compensation

Each of our NEOs had an employment agreement with HHI, Metaldyne or Grede, as applicable. Employment agreements for our NEOs were established as a result of negotiations between the NEO and HHI, Metaldyne and Grede, as applicable, at the time of hire or at the time of their renewal and were approved by their compensation committees or boards of directors, as the case may be. The employment agreements were subsequently renewed or assumed in connection with the respective acquisitions by American Securities. The compensation committees or boards of directors, as the case may be, at each of HHI and Metaldyne did not use benchmarking or a compensation consultant to establish the terms of the employment agreements. Rather, the compensation committees or boards of directors, as the case may be, at each of HHI and Metaldyne determined the total amount of compensation for the NEO set forth in the employment agreement, and then allocated total compensation among the various components of compensation as provided in the applicable employment agreement. The compensation committee at Grede engaged a compensation consultant, Towers Watson & Co., to conduct a benchmarking study to determine the compensation for Mr. Grimm based on peer group comparisons. The study was completed in November 2011 and resulted in an increase to his base salary in 2012, which was approved by the compensation committee. Grede did not engage a compensation consultant for determining Mr. Grimm’s 2013 compensation. In addition, the compensation committees or boards of directors of HHI, Metaldyne and Grede, as applicable, relied upon the judgment and general industry knowledge of its members obtained through years of service with comparably sized companies in our industry and other similar industries to attract, develop and retain superior talent. The compensation committees or boards of directors at each of HHI, Metaldyne and Grede, as applicable, periodically review the compensation of the NEOs.

The 2013 compensation for each of our NEOs was determined in accordance with the terms of their respective employment agreements or offer letter and was overseen by the respective compensation committees or boards of directors, as applicable, of HHI, Metaldyne and Grede. The compensation for Mr. Thanopoulos in 2013 consisted of base salary, non-equity incentive plan compensation and other compensation (including, amongst other items, 401(k) savings plan match). The compensation for Mr. Blaufuss and Mr. Amato in 2013 consisted of base salary, non-equity incentive plan compensation, equity compensation and other compensation (including, amongst other items and 401(k) savings plan match). The compensation for Mr. Grimm in 2013 consisted of a base salary, non-equity compensation and other compensation (including, amongst other items, a flexible allowance plan, car allowance and 401(k) savings plan match). Each of the elements of the 2013 compensation for the NEOs is described below.

Base Salary

Each of HHI, Metaldyne and Grede paid base compensation commensurate with the position and responsibilities of the NEO. The applicable 2013 base salary for each of our NEOs was determined in accordance with their respective employment agreements. The following table sets forth the 2013 base salaries for our NEOs.

Name	Principal Position	2013 Base Salary (1)
George Thanopoulos	Chief Executive Officer	$836,360
Mark Blaufuss	Chief Financial Officer	$328,343
Thomas Amato	Co-President	$533,820
Douglas Grimm	Co-President	$590,000

(1)	Represents the base salary of our NEOs, as paid by HHI, Metaldyne or Grede, as applicable, in 2013.

Performance-Based Compensation

In 2013, each of HHI, Metaldyne and Grede had a performance-based compensation component to their executive compensation plan to link a portion of the executive officer’s compensation to the respective company’s performance and/or the individual’s performance. Set forth below is a description of performance-based compensation for each of the NEOs.

In accordance with HHI’s performance-based compensation plan, HHI paid each of its executive officers an award based on HHI’s adjusted EBITDA (earnings before interest, taxes, depreciation and amortization and various non-cash or one-time adjustments) and individual performance objectives. Each executive officer was entitled to receive a target award based on a percentage of their base salary. 75% of the award was based on HHI’s adjusted EBITDA and 25% of the award was based on individual performance objectives. To receive an award, HHI’s adjusted EBITDA had to exceed 80% of budgeted adjusted EBITDA and/or the executive officer had to meet his or her individual performance objectives. To receive the target award, HHI had to meet or exceed its budgeted adjusted EBITDA, which was $174.4 million for 2013, and the executive officer had to meet his or her individual performance objectives. In the event HHI’s adjusted EBITDA exceeded budgeted adjusted EBITDA and individual performance objectives were met, an executive officer would be entitled to receive an award in excess of his or her target award. The target award for Mr. Thanopoulos was 100% of his base salary. Since HHI’s adjusted EBITDA was 115% of the pre-determined target and he met his individual objectives, Mr. Thanopoulos received an award in the amount of $1,384,739, which was equal to 166% of his target award.

In accordance with Metaldyne’s performance-based compensation plan, Metaldyne paid each of its executive officers an award based on Metaldyne’s adjusted EBITDA (earnings before interest, taxes, depreciation and amortization and various non-cash or one-time adjustments) and Metaldyne’s operating cash flow generation (adjusted EBITDA less capital expenditures plus/minus the change in working capital). Each executive officer was entitled to receive a target award based on a percentage of his or her base salary. 50% of the award was based on Metaldyne’s adjusted EBITDA and 50% of the award was based on Metaldyne’s operating cash flow generation. To receive an award, Metaldyne had to achieve 95% of budgeted adjusted EBITDA and 90% of budgeted operating cash flow generation. To receive the target award, Metaldyne had to achieve 100% of both budgeted adjusted EBITDA and budgeted operating cash flow generation which were $172.6 million and $91.1 million, respectively, for 2013. In the event Metaldyne’s adjusted EBITDA and operating cash flow generation exceeded the budgeted amounts, an executive officer was entitled to receive an award in excess of the target award up to a maximum of 135% of the target award. The target awards for Mr. Blaufuss and Mr. Amato were 60% and 100% of their base salary, respectively. Since Metaldyne’s budgeted adjusted EBITDA and operating cash flow generation were, respectively, 109% and 117% of the pre-determined targets, Mr. Blaufuss and Mr. Amato received awards in the amounts of $224,821 and $603,216, respectively, in each case equal to 113% of the target award.

In accordance with Grede’s performance-based compensation plan, Grede paid each of its executive officers an award based on Grede’s adjusted EBITDA (earnings before interest, taxes, depreciation and amortization and various non-cash or one-time adjustments), Grede’s adjusted free cash flow generation and individual performance objectives. Each executive officer was entitled to receive a target award based on a percentage of base salary. 50% of the award was based on Grede’s adjusted EBITDA, 25% of the award was based on Grede’s adjusted free cash flow generation and 25% of the award was based on individual performance objectives. To receive an award, Grede’s adjusted EBITDA had to exceed 80% of budgeted adjusted EBITDA. To receive the target award, Grede had to meet or exceed its budgeted adjusted EBITDA and adjusted free cash flow, which were $111.0 million and $72.6 million, respectively, for 2013, and the executive officer had to meet his or her individual performance objectives. In the event Grede’s adjusted EBITDA and adjusted free cash flow exceeded budgeted adjusted EBITDA and adjusted free cash flow and individual performance objectives were met, an executive officer would be entitled to receive an award in excess of his or her target award up to a maximum of 220% of base salary. The target award for Mr. Grimm was 110% of his base salary. Since Grede’s adjusted EBITDA and adjusted free cash flow were, respectively, 138% and 159% of the pre-determined targets and he met his individual objectives, Mr. Grimm received an award in the amount of $976,246, which was equal to 150.4% of his target award.

Equity Compensation

In 2013, each of HHI, Metaldyne and Grede had an equity compensation component to their executive compensation plan to align the interests of the executive officers and the stockholders. In 2013, the NEOs received the following equity compensation:

•	Mr. Thanopoulos did not receive equity compensation in 2013.

•

Mr. Blaufuss was granted equity compensation in 2013 in connection with the Metaldyne Transaction. That grant consisted of options to purchase 221,597 shares of Metaldyne common stock at an exercise price of $10.00 per share, which was subsequently adjusted to $5.77 per share. The grant was determined based on commensurate private company positions and equity grants. 50% of these options were scheduled to vest based upon the achievement of certain Adjusted EBITDA targets over a five-year period beginning in 2013 and the remaining 50% were scheduled to vest in equal amounts annually over a five-year period from the date of grant. These options were converted under the Assumed Options Plans as described below under “Post-Combination Executive Compensation Program—Long-Term Equity Incentive Awards.”

•	Mr. Amato was granted equity compensation in 2013 in connection with the Metaldyne Transaction. That grant consisted of options to purchase 576,153 shares and 35,000 shares of Metaldyne common stock at an exercise price of $10.00 per share and $20.00 per share, respectively, which were subsequently adjusted to $5.77 per share and $15.77 per share, respectively. The grant was determined based on commensurate private company positions and equity grants. 50% of these options were scheduled to vest based upon the achievement of certain Adjusted EBITDA targets over a five-year period beginning in 2013 and the remaining 50% were scheduled to vest in equal amounts annually over a five-year period from the date of grant. These options were converted under the Assumed Options Plans as described below under “Post-Combination Executive Compensation Program—Long-Term Equity Incentive Awards.”

•	Mr. Grimm did not receive any equity compensation in 2013.

Retirement Benefits

Each of HHI, Metaldyne and Grede offers their executive officers retirement benefits through 401(k) plans, which provide tax-efficient retirement savings. Each of HHI, Metaldyne and Grede matches a portion of the pre-tax dollar contributions of the executive officer up to a pre-set limit, subject to Internal Revenue Code of 1986, as amended (the “Code”) contribution limits. Matching contributions are immediately vested. In 2013, Mr. Thanopoulos, Mr. Blaufuss, Mr. Amato and Mr. Grimm received matching contributions of $6,120, $7,650, $6,696 and $5,100, respectively.

Other Compensation, Benefits and Perquisites

Each of HHI, Metaldyne and Grede provides its executive officers with medical, dental, disability and life insurance coverage. In addition, Grede provides its executive officers with a car allowance.

Each of Metaldyne and Grede also offers certain of its executive officers other compensation and perquisites in order to better enable the companies to attract and retain talented employees to key positions by providing additional benefits with high perceived values at relatively low cost to us. Metaldyne and Grede provided its executive officers with a flexible allowance plan that provided reimbursement for certain designated items (including, amongst other items, supplemental life insurance, liability insurance, club membership, financial and estate planning and income tax preparation) as well as a tax gross up for certain reimbursements. Mr. Amato received $19,683 from Metaldyne under this program and Mr. Grimm received $41,814 from Grede under this program.

Post-Combination Executive Compensation Program

Goals of our Compensation Program

In connection with the Combination, we reviewed and aligned the existing compensation programs of HHI, Metaldyne and Grede into our executive compensation program. Consistent with the existing programs, our overall post-Combination compensation program is structured to attract, motivate and retain highly qualified executive officers by paying them competitively, with variable components to deliver pay results that are consistent with our performance on both a short- and long-term basis and their contribution to that success. In addition, this program is structured to ensure that a significant portion of compensation opportunity is related to specific, measurable factors that directly and indirectly influence stockholder value. Accordingly, we continue to set goals designed to link each executive officer’s compensation to our performance and the executive officer’s own performance.

Compensation Elements

Our compensation for our executive officers consists primarily of the elements, and their corresponding primary objectives, identified in the following table.

Compensation Element	Primary Objective
Base salary	To recognize performance of job responsibilities and to attract and retain individuals with superior talent.

Annual performance-based compensation	To promote our near-term performance objectives across the entire workforce and reward individual contributions to the achievement of those objectives.

Long-term equity incentive awards	To emphasize our long-term performance objectives, encourage the maximization of stockholder value and retain key executives by providing an opportunity to own our stock.

Severance and change in control benefits	To encourage the continued attention and dedication of key individuals when considering strategic alternatives.

Retirement savings (401(k)) plans	To provide an opportunity for tax-efficient savings and long-term financial security.

Other elements of compensation and perquisites	To attract and retain talented executives in a cost-efficient manner by providing health, dental, disability and life insurance as well as other benefits with high perceived values at a relatively low cost to us.

Determination of Compensation Awards

The post-Combination executive compensation program was based on the existing programs at HHI, Metaldyne and Grede and the existing employment agreements for our executive officers, which were revised to reflect the impact of the Combination and changes to responsibilities, as well as to harmonize common elements of each of the senior executive’s employment arrangements, such as severance, change of control and other provisions. We did not use benchmarking or a compensation consultant to establish the terms of the revised employment agreements. We relied upon our judgment and general industry knowledge of management and our Board of Directors obtained through years of service with comparably sized companies in our industry to determine the terms of our executive compensation program, as well as the relative roles of the executives and additional responsibilities to be undertaken by some members.

Compensation Committee

Prior to the consummation of this offering, we were not subject to any stock exchange listing or SEC rules requiring a majority of our Board of Directors to be independent or relating to the formation and functioning of board committees. In connection with this offering, we plan to establish a new Compensation Committee of our Board of Directors (the “Compensation Committee”). We expect that the Compensation Committee of our Board of Directors will have primary authority to determine and approve compensation decisions with respect to our executive officers. In alignment with the objectives set forth above, the Compensation Committee will determine overall compensation, and its allocation among the elements described below, in reliance upon the judgment and general industry knowledge of its members obtained through years of service with comparably sized companies in our and similar industries.

The Compensation Committee will oversee our executive compensation program and determine the compensation of our executive officers, including our named executive officers, and is charged with reviewing executive officer compensation policies and practices to ensure adherence to our compensation philosophies. In addition, the Compensation Committee is charged with ensuring that the total compensation paid to our executive officers is fair, reasonable and competitive, taking into account our position within our industry, including our comparative performance, and our NEOs’ level of expertise and experience in their positions. The Compensation Committee will be primarily responsible for (i) overseeing our executive compensation policies and practices; (ii) reviewing and determining the compensation of our executive officers (including our Chief Executive Officer and other NEOs), including (a) determining base salary and target bonus levels (representing the bonus that may be awarded expressed as a percentage of base salary or as a dollar amount for the year), (b) assessing the performance of the Chief Executive Officer and other NEOs for each applicable performance period, (c) determining the awards to be paid to our Chief Executive Officer and other NEOs under our annual performance-based compensation program for each year, and (d) making equity award grants under our 2014 Equity Incentive Plan (defined below); (iii) providing oversight of our compensation policies, plans and benefit programs including reviewing, approving and administering all compensation and employee benefit plans, policies and programs; and (iv) producing, approving and recommending to the Board of Directors for approval reports on compensation matters required to be included in our annual proxy statement or annual report.

In determining compensation levels for our NEOs, the Compensation Committee will consider each NEO’s unique position and responsibility and rely upon the judgment and experience of its members, including their review of competitive compensation levels in our industry. We believe that executive officer base salaries should be competitive with the salaries of executive officers in similar positions and with similar responsibilities in our marketplace and adjusted for financial and operating performance, each executive’s level of experience, and each executive’s current and expected future contributions to our results. In this regard, each executive officer’s current and prior compensation is considered as a reference point against which determinations are made as to whether increases are appropriate to retain the NEO in light of competition or in order to provide continuing performance incentives.

Role of Chief Executive Officer

To aid the Compensation Committee in making its determinations, the Chief Executive Officer will provide recommendations at least annually to the Compensation Committee regarding the compensation of executive officers other than himself. The performance of our executive officers, including the Chief Executive Officer, will be reviewed at least annually by the Compensation Committee and the Compensation Committee will determine each executive officer’s compensation at least annually.

Use of Peer Group Data

In making compensation determinations in connection with the Combination, we did not use benchmarking or compensation consultants, directly compare compensation levels with any other companies and did not refer to any specific compensation survey or other data. The Compensation Committee may use compensation consultants and peer group data in making future compensation decisions, including studies on compensation structure and banding as well as our long-term incentive plan in comparison to our peers.

Base Salary

Each of our NEOs is party to an employment agreement that sets forth a minimum base salary entitlement (as may be adjusted up but not down by our Board of Directors from time to time). Base salaries for our executive officers were generally set at a level that is deemed necessary to attract and retain individuals with superior talent, while taking into account the total compensation package provided to such executive officer as set forth in their employment agreements. Each year, base salaries will be adjusted, subject to the terms and conditions of their respective employment agreements, based upon the scope of responsibility and demonstrated proficiency of the executive officers as assessed by the Compensation Committee.

Annual Performance-Based Compensation

We structured our performance-based compensation program in a manner that was consistent with the existing programs to reward executive officers based on our performance and the performance of the individual employees relative to their individual performance objectives. This allows all executive officers to receive incentive bonus compensation in the event certain specified corporate performance measures are achieved.

Under our performance-based compensation plan, we will pay each of our executive officers an award based on our adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), our adjusted free cash flow (EBITDA less capital expenditures) generation and individual performance objectives. Each executive officer will be entitled to receive a target award based on a percentage of his base salary. 50% of the award will be based on our adjusted EBITDA, 25% of the award will be based on our adjusted free cash flow generation and 25% of the award will be based on individual performance objectives for Mr. Thanopoulos and Mr. Grimm and 50% of the award will be based on our adjusted EBITDA and 50% on our adjusted free cash flow generation for Mr. Amato and Mr. Blaufuss. To receive an award, our adjusted EBITDA has to exceed 80% of budgeted adjusted EBITDA. To receive the target award, we have to meet or exceed our budgeted adjusted EBITDA and adjusted free cash flow and the executive officer has to meet their individual performance objectives. In the event our adjusted EBITDA and adjusted free cash flow exceed budgeted adjusted EBITDA and free cash flow and they met their individual performance objectives, the executive officers would be entitled to receive an award in excess of their target award up to a maximum of 150% of their target award. The target award for Mr. Thanopoulos, Mr. Blaufuss, Mr. Amato and Mr. Grimm will be 100%, 60%, 100% and 110%, respectively, of his base salary. For 2014, the target awards for each NEO will be based upon the adjusted EBITDA of the applicable underlying segment. The 2014 individual performance objectives for Mr. Thanopoulos and Mr. Grimm relate to the general performance of the applicable underlying segment.

Long-Term Equity Incentive Awards

We believe that equity ownership provides our NEOs with a strong incentive to increase our value and aligns the interests of our executive officers with the interests of our stockholders. While we do not have a formal policy requiring our officers and directors to own our stock, we may adopt one in the future. However, our NEOs, along with other key employees, were granted stock options and other equity awards at the time of the HHI Transaction, the Metaldyne Transaction and the Grede Transaction, as applicable, which were converted into options to purchase our common stock in the Combination. In addition, we granted additional options in connection with the Combination under our newly adopted equity incentive plan, which we refer to as the Metaldyne Performance Group Inc. 2014 Equity Incentive Plan. The 2014 Equity Incentive Plan is discussed in more detail under “2014 Equity Incentive Plan” below. Our executive officers will be eligible to receive additional awards of stock options or other equity or equity-based awards under our 2014 Equity Incentive Plan at the discretion of the Compensation Committee, including, in 2015, grants of restricted shares of our common stock in an amount equal to $750,000 in the aggregate at the date of grant and options to purchase our common stock in an amount equal to $750,000 in the aggregate at the date of grant, each vesting over a three-year period from the date of grant. In connection with this offering, we expect to issue time-based vesting restricted shares of our common stock to our employees, including our executive officers, with a value of $12.7 million. The number of restricted shares is estimated to be 651,413 based on the midpoint of the price range set forth on the cover page of this prospectus.

Generally, our existing stock options have vesting schedules that are designed to encourage an optionee’s continued employment and option prices that are designed to reward an optionee for our performance. Options generally expire 10 years from the date of the grant and vest in five equal annual installments following the date of grant, subject to the optionee’s continued employment on each applicable vesting date.

In connection with the Combination, we assumed the ASP MD Holdings, Inc. Stock Option Plan previously sponsored by Metaldyne (the “Metaldyne Plan”), the ASP HHI Holdings, Inc. Stock Option Plan, previously sponsored by HHI (the “HHI Plan”), and the ASP Grede Intermediate Holdings LLC 2014 Unit Option Plan, previously sponsored by Grede (the “Grede Plan” and, together with the Metaldyne Plan and the HHI Plan, the “Assumed Plans”), together with all stock options to purchase shares of common stock of

Metaldyne or HHI and options to purchase units of Grede issued and outstanding under the Assumed Option Plans as of the time of the Combination, which options were converted in accordance with the terms of the Assumed Plans and the Merger Agreement into options to acquire shares of our common stock (the “Assumed Options”). Following our assumption of the Assumed Plans and the Assumed Options, we entered into new award agreements evidencing the Assumed Options which eliminated any performance-based vesting provisions and such options are now solely subject to time-vesting. Prior to the Combination, Mr. Thanopoulos held options to purchase 110,948 shares of common stock of HHI with a strike price of $27.61 which were converted to options under the HHI Plan to purchase 185,374 shares of our common stock with a strike price of $16.53 which vested with respect to 20% of the shares subject to the option on December 6, 2013 and shall vest in respect of another 20% on each of December 6, 2014, 2015, 2016 and 2017, subject generally to continued employment on such dates. As adjusted for the stock split, such options are to purchase 926,870 shares of our common stock with a strike price of $3.31. Mr. Blaufuss held options to purchase 221,597 shares of common stock of Metaldyne with a strike price of $5.77 which were converted to options under the Metaldyne Plan to purchase 47,419 shares of our common stock with a strike price of $26.97 which vested with respect to 20% of the shares subject to the option on February 19, 2014 and shall vest in respect of another 20% on each of February 19, 2015, 2016, 2017 and 2018, subject generally to continued employment on such dates. As adjusted for the stock split, such options are to purchase 237,095 shares of our common stock with a strike price of $5.40. Mr. Amato held options to purchase 576,153 shares of common stock of Metaldyne with a strike price of $5.77 and held options to purchase 35,000 shares of common stock of Metaldyne with a strike price of $15.77 which were converted to options under the Metaldyne Plan to purchase 123,290 shares of our common stock with a strike price of $26.97 and options to purchase 7,489 shares of our common stock with a strike price of $73.71, both of which vested with respect to 20% of the shares subject to the options on February 19, 2014 and each of which shall vest in respect of another 20% on each of February 19, 2015, 2016, 2017 and 2018, subject generally to continued employment on such dates. As adjusted for the stock split, such options are to purchase 616,450 shares of our common stock with a strike price of $5.40 and 37,445 shares of our common stock with a strike price of $14.75, respectively. Mr. Grimm held options to purchase 9,049 units of Grede with a strike price of $1,000 which were converted to options under the Grede Plan to purchase 97,042 shares of our common stock with a strike price of $93.26 which vest with respect to 20% of the shares subject to the option on each of June 2, 2015, 2016, 2017, 2018 and 2019, subject generally to continued employment on such dates. As adjusted for the stock split, such options are to purchase 485,210 shares of our common stock with a strike price of $18.66.

In connection with the Combination, we adopted the 2014 Equity Incentive Plan providing for the grant of options, restricted stock awards, restricted stock units, and other equity-based compensation awards. As a holder of options to acquire shares of common stock of HHI, Mr. Thanopoulos received an option granted under the 2014 Equity Incentive Plan to acquire 84,990 shares of our common stock at a strike price of $100, with respect to which 50,625 of the shares subject to option were fully vested upon grant and 34,365 of the shares subject to option, which shall be 20% vested upon grant and shall vest in respect of another 20% on each of December 6, 2014, 2015, 2016 and 2017, subject to continued employment on such dates. As adjusted for the stock split, such options are to acquire 424,950 shares of our common stock with a strike price of $20, with respect to which 253,125 shares subject to option were fully vested upon grant and 171,825 shares subject to option vested 20% upon grant and 20% on each of December 6, 2014, 2015, 2016 and 2017. In addition, Mr. Thanopoulos, Mr. Blaufuss, Mr. Amato and Mr. Grimm were also granted fully vested options under the 2014 Equity Incentive Plan to purchase 27,844, 787, 5,257 and 1,877 shares of our common stock, respectively, at an exercise price of $100 per share, which amounts were equal to 10% of the number of shares of our common stock owned by such individual. As adjusted for the stock split, such options are to purchase 139,220, 3,935, 26,285 and 9,385 shares of our common stock, respectively, at an exercise price of $20 per share. In addition, in connection with the Combination, Mr. Thanopoulos, Mr. Blaufuss, Mr. Amato and Mr. Grimm were granted options under the 2014 Equity Incentive Plan to purchase 27,037, 4,742, 13,078 and 9,775 shares of our common stock, respectively, at an exercise price of $100 per share, which amounts were equal to 10% of the number of shares of our common stock held under option by such individual, which options vest one-third on each of August 4, 2015, 2016 and 2017. As adjusted for the stock split, such options are to purchase 135,185, 23,710, 65,390 and 48,875 shares of our common stock, respectively, at an exercise price of $20 per share.

All of the foregoing options received by Mr. Thanopoulos, Mr. Blaufuss, Mr. Amato and Mr. Grimm provide for full vesting upon a “transaction” as defined in their individual award agreements and the Assumed Plans, subject to continued employment through consummation of the transaction. The definition of “transaction” under such agreements and plans generally means (i) the sale of all, or substantially all, of our consolidated assets, including, without limitation, a sale of all or substantially all of our assets or the assets of any of our subsidiaries whose assets constitute all or substantially all of our consolidated assets (or the sale of a majority of the outstanding shares of voting capital stock of any subsidiary or subsidiaries whose consolidated assets so constitute), in any single transaction or series of related transactions; (ii) the sale of shares of our common stock by American Securities or its affiliates, which results in American Securities and its affiliates not having the power to elect or appoint a majority of the members of the Board; or (iii) any merger or consolidation of us with or into another corporation or entity unless, after giving effect to such merger or consolidation, the holders of our voting securities (on a fully-diluted basis immediately prior to the merger or consolidation), own voting securities (on a fully-diluted basis) of the surviving or resulting corporation or entity representing a majority of the outstanding voting power to elect directors of the surviving or resulting corporation or entity in substantially the same proportions that they held their shares prior to such merger. In addition, options granted to any employees under the 2014 Equity Incentive Plan or the Assumed Plans are subject to full vesting upon a “transaction.” This offering is not a “transaction” and will not result in full vesting of these awards. In addition, the Assumed Options received by Mr. Blaufuss and Mr. Amato provide that if an operating division of the Company or an affiliate is sold, our board of directors may, in its discretion, accelerate the vesting of some or all of such executive’s options if the executive’s employment is transferred in connection with such sale.

The foregoing options received by Mr. Thanopoulos, Mr. Blaufuss, Mr. Amato and Mr. Grimm provide for full vesting upon a termination of employment with us by reason of death or “disability,” termination by us without “cause,” or such individual’s resignation for “good reason,” as those terms are defined in their individual award agreements. See “—Other Elements of Compensation and Perquisites—Employment Agreements and Severance Benefits” for the definition of “good reason.”

Mr. Thanopoulos, Mr. Blaufuss, Mr. Amato, and Mr. Grimm are each party to a letter agreement entitling them to a grant of restricted shares of our common stock under the 2014 Equity Incentive Plan, to be granted upon the closing of this offering, each of which shall vest 25% upon the first anniversary of the closing of this offering and 75% upon the second anniversary of the closing of this offering, subject to the executive’s continued employment with us on such vesting dates. The award agreements provide for full vesting upon a termination without cause or resignation for good reason, as defined therein, as well as for pro rata vesting upon a termination due to death or disability. Under the letter agreements, Mr. Thanopoulos, Mr. Amato, and Mr. Grimm are each entitled to a grant of restricted stock with a fair market value of $2.0 million and Mr. Blaufuss is entitled to a grant with a fair market value of $1.25 million, in each case, based on our offering price per share of common stock in this offering.

Other Elements of Compensation and Perquisites

We provide our executive officers, including our NEOs, with certain personal benefits and perquisites, which we do not consider to be a significant component of executive compensation but which we recognize are an important factor in attracting and retaining talented executives. Executive officers are eligible under the same plans as all other employees for medical, dental, disability and life insurance. We provide higher levels of long-term disability and life insurance coverages to our executive officers than is generally available to our non-executive employees. We provide these supplemental benefits to our executive officers due to the relatively low cost of such benefits and the value they provide in assisting us in attracting and retaining talented executives.

Employment Agreements and Severance Benefits

In connection with the Combination, we entered into new employment agreements with our NEOs. We have described the material terms of these agreements below. These employment agreements establish the terms and conditions of such NEO’s employment relationship with us. These agreements generally provide that such NEO receive a minimum base salary and be eligible to receive an annual bonus, but do not otherwise provide for annual salary or bonus increases or other compensation increases. In addition, these employment agreements provide for benefits upon termination of employment in certain circumstances.

We entered into an employment agreement with George Thanopoulos as of August 4, 2014. Mr. Thanopoulos’ contract period is valid through the earliest of (i) his resignation, (ii) his death or disability and (iii) his termination by us at any time for cause or without cause. The agreement provides that Mr. Thanopoulos will receive an initial annualized base salary of $874,182. The Board of Directors has discretion to increase (but not reduce) the base salary from time to time. The agreement also provides for an annual cash bonus with a target level of 100% of his base salary, as determined by the Board of Directors based on performance objectives established with respect to that particular year. Mr. Thanopoulos is eligible to participate in one or more of our equity incentive plans pursuant to the terms and conditions of such plans. If we terminate Mr. Thanopoulos’ employment at any time without cause (as defined in the agreement) or Mr. Thanopoulos resigns with good reason (as defined in the agreement), we must provide Mr. Thanopoulos with the following, subject to his execution of a release of claims and his continued compliance with the restrictive covenants set forth in his employment agreement: (a) an amount equal to his monthly base salary rate paid monthly for a period of 24 months (or 12 months if such termination occurs on or after August 28, 2015), (b) continued group medical coverage, paid for by the Company, for a period of 24 months (or 12 months is such termination occurs on or after August 28, 2015), ceasing earlier if he ceases to be eligible for COBRA continuation coverage or obtains other employment that offers group health benefits, and (c) a pro rata portion of the annual bonus he otherwise would have received for the fiscal year in which he was terminated.

We entered into an employment agreement with Mark Blaufuss as of August 4, 2014. Mr. Blaufuss’ contract period is valid through the earliest of (i) his resignation, (ii) his death or disability and (iii) his termination by us at any time for cause or without cause. The agreement provides that Mr. Blaufuss will receive an initial annualized base salary of $600,000. The Board of Directors has discretion to increase (but not reduce) the base salary from time to time. The agreement also provides for an annual cash bonus with a target level of 60% of his base salary, as determined by the Board of Directors based on performance objectives established with respect to that particular year. Mr. Blaufuss receives a car allowance commensurate with senior executives of the Company and is eligible to participate in one or more of our equity incentive plans pursuant to the terms and conditions of such plans. If we terminate Mr. Blaufuss’ employment at any time without cause (as defined in the agreement) or Mr. Blaufuss resigns with good reason (as defined in the agreement) we must provide Mr. Blaufuss with the following, subject to his execution of a release of claims and his continued compliance with the restrictive covenants set forth in his employment agreement: (a) an amount equal to his monthly base salary rate paid monthly for a period of 18 months, (b) continued group medical coverage for a period of 18 months at the same cost as he would have paid as an active participant in the Company’s group health plan, ceasing earlier if he ceases to be eligible for COBRA continuation coverage or obtains other employment that offers group health benefits, and (c) a pro rata portion of the annual bonus he otherwise would have received for the fiscal year in which he was terminated.

We entered into an employment agreement with Thomas Amato as of August 4, 2014. Mr. Amato’s contract period is valid through the earliest of (i) his resignation, (ii) his death or disability and (iii) his termination by us at any time for cause or without cause. The agreement provides that Mr. Amato will receive an initial annualized base salary of $750,000. The Board of Directors has discretion to increase (but not reduce) the base salary from time to time. The agreement also provides for an annual cash bonus with a target level of 100% of his base salary, as determined by the Board of Directors based on performance objectives established with respect to that particular year. Mr. Amato receives an executive flex spending allowance and is eligible to participate in one or more of our equity incentive plans pursuant to the terms and conditions of such plans. If we terminate Mr. Amato’s employment at any time without cause (as defined in the agreement), we must provide Mr. Amato with the following, subject to his execution of a release of claims and his continued compliance with the restrictive covenants set forth in his employment agreement: (a) an amount equal to his monthly base salary rate paid monthly for a period of 18 months, (b) continued group medical coverage for a period of 18 months at the same cost as he would have paid as an active participant in the Company’s group health plan, ceasing earlier if he ceases to be eligible for COBRA continuation coverage or obtains other employment that offers group health benefits, and (c) a pro rata portion of the annual bonus he otherwise would have received for the fiscal year in which he was terminated.

We entered into an employment agreement with Douglas Grimm as of August 4, 2014. Mr. Grimm’s contract period is valid through the earliest of (i) his resignation, (ii) his death or disability and (iii) his termination by us at any time for cause or without cause. The agreement provides that Mr. Grimm will receive an initial annualized base salary of $750,000. The Board of Directors has discretion to increase (but not reduce) the base salary from time to time. The agreement also provides for an annual cash bonus with a target level of 110% of his base salary, as determined by the Board of Directors based on performance objectives established with respect to that particular year. Mr. Grimm is provided with life insurance coverage carrying a death benefit at least equal to five times his annualized base salary, a cash automobile allowance of $850 per month and an annual perquisite allowance of $25,000, and is eligible to participate in one or more of our equity incentive plans, pursuant to the terms of such plans. If we terminate Mr. Grimm’s employment at any time without cause (as defined in the agreement) or Mr. Grimm resigns with good reason (as defined in the agreement), we must provide Mr. Grimm with the following, subject to his execution of a release of claims and his continued compliance with the restrictive covenants set forth in his employment agreement: (a) an amount, paid in equal monthly installments over the 18 months following his termination, equal to the sum of (1) a prorated portion of his target annual bonus for the year of termination based on the number of days that have elapsed during the year of termination, plus (2) 1.5 times the sum of his annualized base salary rate and his target annual bonus, (b) continued group medical coverage for a period of 18 months at the same cost as he would have paid as an active participant in the Company’s group health plan, ceasing earlier if he ceases to be eligible for COBRA continuation coverage or obtains other employment that offers group health benefits, and (c) outplacement services for a period of six months in an amount not to exceed $40,000 in the aggregate.

For purposes of each of the employment agreements with our named executive officers described above, “cause” means that the executive officer has:

•	continually failed to perform in a material manner or was materially negligent or committed willful misconduct in the performance of the executive’s duties to us or our subsidiaries for a period of 30 days after written notice was delivered to the executive by or on behalf of our Board of Directors specifying the manner in which the executive failed to perform (and which such failure or other performance default remains uncured after such time);

•	materially breached any material provisions in any written agreement between the executive and us or one of our subsidiaries for a period of 30 days after written notice was delivered to the executive by or on behalf of our Board of Directors specifying the manner in which the executive breached (and which breach remains uncured after such time);

•	developed or pursued interests materially adverse to us or any of our subsidiaries or willfully failed to observe any of our or any of our subsidiaries’ material written policies applicable to the executive for a period of 30 days after written notice was delivered to the executive by or on behalf of our Board of Directors specifying the manner in which the executive failed to observe (and which failure remains uncured after such time);

•	materially breached any non-competition, non-solicitation, or confidentiality agreement or covenant with us or any applicable subsidiary;

•	engaged in theft, embezzlement, fraud, or misappropriation of any of our or any of our subsidiaries’ property; or

•	been convicted of or entered a guilty or no contest plea with respect to a felony (other than a vehicular felony or through vicarious liability not related to us or any of our affiliates) or a misdemeanor involving moral turpitude or fraud.

For purposes of each of the employment agreements with our named executive officers described above, “good reason” means the executive’s resignation from employment with us as a result of one or more of the following reasons, provided, in each case, that the executive must deliver written notice of resignation to us within 30 days after the occurrence of any such event, and if we do not cure the breach within 30 days of receipt of such notice, the executive actually terminates his employment within 60 days following the expiration of such cure period:

•	we reduce the amount of the executive officer’s base salary;

•	we change the executive officer’s titles or reduce the executive’s responsibilities materially inconsistent with the positions the executive then holds;

•	we change the executive officer’s place of work to a location more than 35 miles from the executive’s present place of work, other than any relocation to the current business headquarters of any of the Metaldyne, HHI, or Grede businesses, or to any location within five miles of any such headquarters; or

•	a successor to substantially all of our business and/or assets does not expressly assume and agree to perform such employment agreement and provide the executive with the same or comparable position, duties, base salary, target annual bonus and benefits under such agreement.

Compensation Table for 2013

Summary Compensation Table for 2013

The following table sets forth certain information with respect to the compensation paid to our NEOs during the year ended December 31, 2013.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (5)	Total ($)
George Thanopoulos; Chief Executive Officer (2)	836,360	—	—	—	1,384,739	—	6,120	2,227,219

Mark Blaufuss; Chief Financial Officer (3)	328,343	—	—	1,247,593	224,821	—	7,650	1,808,407

Thomas Amato; Co-President (3)	533,820	—	—	3,349,442	603,216	—	26,379	4,512,857

Douglas J. Grimm; Co-President (4)	590,000	—	—	—	976,246	—	58,932	1,625,178

(1)	As required by SEC rules, amounts shown in the column “Option Awards” presents the aggregate grant-date fair value of option awards granted in the fiscal year in accordance with accounting rules ASC 718, Compensation—Stock Compensation. For a description of the assumptions used in calculating the fair value of equity awards in 2013 under ASC 718, see the Notes to the Company’s audited financial statements included elsewhere in this prospectus. These amounts reflect our cumulative accounting expense over the vesting period and do not correspond to the actual values that may be realized by the NEOs.
(2)	Compensation paid by HHI.
(3)	Compensation paid by Metaldyne.

(4)	Compensation paid by Grede. Does not include the value of 1,016 plan units granted to Mr. Grimm, that vested in 2013, under the Equity Based Compensation Plan previously maintained by Grede Holdings LLC, entitling Mr. Grimm to receive a cash payment in respect of such units in an amount determined as if such units were membership units of Grede Holdings LLC, in a change of control transaction. As of December 31, 2013, the liquidity event (a change of control) was considered not probable of occurring in accordance with ASC 718, Compensation Stock Compensation. As a result, no value has been ascribed to such units for purposes of this table. See Notes to the Company’s audited financial statements included elsewhere in this prospectus. All awards outstanding under the Equity Based Compensation Plan were cashed out in connection with the Grede Transaction.
(5)	This column includes matching contributions made under our 401(k) plan and perquisites and other personal benefits, as set forth in the below table:

Name	401(k) Match ($)	Car Allowance ($)	Executive Flex Allowance ($)	Executive Life Insurance ($)
George Thanopoulos	6,120	—	—	—
Mark Blaufuss	7,650	—	—	—
Thomas Amato	6,697	—	19,682	—
Douglas J. Grimm	5,100	10,200	41,814	1,818

Grants of Plan-Based Awards for 2013

The following table sets forth certain information with respect to the grants of plan-based awards to our NEOs during the year ended December 31, 2013.

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)	Market Price on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(6)

			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
George Thanopoulos;	—	—	418,180	836,360	—	—	—	—	—	—		—	—	—
Chief Executive Officer (1)

Mark Blaufuss;	2/19/2013	2/19/2013	99,478	198,956	268,590	—	—	—	—	237,095	(4)	5.40	5.40	1,247,593
Chief Financial Officer (2)

Thomas Amato;	2/19/2013	2/19/2013	266,910	533,820	720,657	—	—	—	—	616,450		5.40	5.40	3,349,442
Co-President (2)										37,445	(5)	14.75	14.75

Douglas J. Grimm;	—	—	—	—	—	—	—	—	—	—		—	—	—
Co-President (3)

(1)	Compensation paid by HHI.
(2)	Compensation paid by Metaldyne.
(3)	Compensation paid by Grede.
(4)	Reflects the conversion of these options in connection with the Combination, as adjusted for the stock split. Prior to the Combination and the stock split there would have been options to purchase 221,597 shares of common stock of Metaldyne with a strike price of $5.77 per share.
(5)	Reflects the conversion of these options in connection with the Combination, as adjusted for the stock split. Prior to the Combination and the stock split there would have been options to purchase 576,153 shares and 35,000 shares of common stock of Metaldyne with a strike price of $5.77 per share and $15.77 per share, respectively.
(6)	As required by SEC rules, amounts shown in the column “Grant Date Fair Value of Stock and Option Awards” present the aggregate grant-date fair value of option awards granted in the fiscal year in accordance with accounting rules ASC 718, Compensation—Stock Compensation. For a description of the assumptions used in calculating the fair value of equity awards in 2013 under ASC 718, see the Notes to the Company’s audited financial statements included elsewhere in this prospectus. These amounts reflect our cumulative accounting expense over the vesting period and do not correspond to the actual values that may be realized by the named executive officers.

Outstanding Equity Awards at December 31, 2013

The following table provides information regarding the stock options held by the NEOs as of December 31, 2013.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
George Thanopoulos;	92,685	834,185	—	3.31	12/6/2022	—	—	—	—
Chief Executive Officer (1)(4)

Mark Blaufuss;	—	237,095	—	5.40	2/19/2023	—	—	—	—
Chief Financial Officer (2)(5)

Thomas Amato;	—	616,450	—	5.40	2/19/2023	—	—	—	—
Co-President (2)(6)

Douglas J. Grimm;	—	37,445	—	14.75	—	5,080	—	—	—
Co-President (3)(7)

(1)	Compensation paid by HHI.
(2)	Compensation paid by Metaldyne.
(3)	Compensation paid by Grede.
(4)	Reflects the conversion of these options in connection with the Combination, as adjusted for the stock split. Prior to the Combination and the stock split there would have been options to purchase 22,190 shares of common stock of HHI that were exercisable and options to purchase 88,758 shares of common stock of HHI that were unexercisable, with an exercise price of $27.61 per share. Prior to the Combination and the stock split, 50% of these options were scheduled to vest based upon the achievement of certain Adjusted EBITDA targets over a five-year period beginning in 2013 and the remaining 50% were scheduled to vest in equal amounts annually over a five-year period from the date of grant. These terms are reflected in this table.
(5)	Reflects the conversion of these options in connection with the Combination, as adjusted for the stock split. Prior to the Combination and the stock split there would have been options to purchase 221,597 shares of common stock of Metaldyne that were unexercisable, with an exercise price of $5.77 per share. Prior to the Combination and the stock split, 50% of these options were scheduled to vest based upon the achievement of certain Adjusted EBITDA targets over a five-year period beginning in 2013 and the remaining 50% were scheduled to vest in equal amounts annually over a five-year period from the date of grant. These terms are reflected in this table.
(6)	Reflects the conversion of these options in connection with the Combination, as adjusted for the stock split. Prior to the Combination and the stock split there would have been options to purchase 576,153 shares of common stock of Metaldyne that were unexercisable, with an exercise price of $5.77 per share and 35,000 shares of common stock of Metaldyne that were unexercisable, with an exercise price of $15.77 per share. Prior to the Combination and the stock split, 50% of these options were scheduled to vest based upon the achievement of certain Adjusted EBITDA targets over a five-year period beginning in 2013 and the remaining 50% were scheduled to vest in equal amounts annually over a five-year period from the date of grant. These terms are reflected in this table.
(7)	Includes 1,016 plan units granted to Mr. Grimm, that have not vested, under the Equity Based Compensation Plan previously maintained by Grede Holdings LLC entitling Mr. Grimm to receive a cash payment in respect of such units in an amount determined as if such units were membership units of Grede Holdings LLC, in a change of control transaction. All awards outstanding under the Equity Based Compensation Plan were cashed out in connection with the Grede Transaction.

Options Exercised and Stock Vested during 2013

None of the NEOs exercised options during 2013. There was no restricted stock granted to any NEOs prior to December 31, 2013.

Pension Benefits

Our NEOs did not participate in any defined benefit pension plan during 2013.

Nonqualified Deferred Compensation

In the year ended December 31, 2013, our NEOs received no nonqualified deferred compensation and had no deferred compensation benefits.

Potential Payments upon Termination or Change in Control

The table below shows the estimated value transfer to each NEO upon termination of employment without a Change in Control or in connection with a Change in Control. The table below assumes that such termination occurred on December 31, 2013, and payments are made under the employment agreements then in effect. The actual amounts that would be paid to any named executive officer can only be determined at the time of an actual termination of employment and would vary from those listed below.

	Termination without Cause or for Good Reason without a Change in Control			Termination without Cause or for Good Reason within Two Years Following a Change in Control
Name	Severance Pay ($)	Benefits ($)	Accelerated Equity Vesting ($)	Severance Pay ($)	Benefits ($)	Accelerated Equity Vesting ($)
George Thanopoulos;	3,057,459	38,871	—	3,057,459	38,871	—
Chief Executive Officer

Mark Blaufuss;	403,372	6,000	—	403,372	6,000	—
Chief Financial Officer

Thomas Amato;	1,424,478	18,000	—	1,424,478	18,000	—
Co-President

Douglas J. Grimm;	1,858,500	52,258	—	1,858,500	52,258	—
Co-President

Executive Compensation Plans

The following are summaries of the annual incentive plan and the equity incentive compensation plans in which our executive officers may participate.

Annual Bonus Plan

Prior to the consummation of this offering, the Metaldyne Performance Group Inc. Annual Bonus Plan (the “Bonus Plan”) providing for the grant of annual bonus awards to our executive officers and other key employees.

The Bonus Plan will be administered by the Compensation Committee. Subject to the limitations set forth in the Bonus Plan, the Compensation Committee has the authority to determine, for each plan year, the time or times at which awards may be granted, the recipients of awards, the performance criteria, the performance goals and all other terms of an award, interpret the Bonus Plan, make all determinations under the Bonus Plan and necessary or advisable for the administration of the Bonus Plan, prescribe, amend and rescind rules and regulations relating to the Bonus Plan. The Compensation Committee may delegate responsibility for performing certain ministerial functions under the Bonus Plan to any officer or employee of the Company.

The performance criteria will be one or any combination of the following, for us or any identified subsidiary or business unit, as selected by the Compensation Committee at the time of the award: (i) net earnings; (ii) earnings per share; (iii) net debt; (iv) revenue or sales growth; (v) net or operating income; (vi) net operating profit; (vii) return measures (including, but not limited to, return on assets, capital, equity or sales); (viii) cash flow (including, but not limited to, operating cash flow, distributable cash flow and free cash flow); (ix) Adjusted EBITDA; (x) share price (including, but not limited to growth measures and total stockholder return); (xi) expense control or loss management; (xii) customer satisfaction; (xiii) market share; (xiv) economic value added; (xv) working capital; (xvi) the formation of joint ventures or the completion of other corporate transactions; (xvii) gross or net profit margins; (xviii) revenue mix; (xix) operating efficiency; (xx) product diversification; (xxi) market penetration; (xxii) measurable achievement in quality, operation or compliance initiatives; (xxiii) quarterly dividends or distributions; (xxiv) employee retention or turnover; (xxv) any combination of or a specified increase in any of the foregoing, or such other performance criteria determined to be appropriate by the Compensation Committee in its sole discretion.

The performance goals shall be the levels of achievement relating to the performance criteria as selected by the Compensation Committee for an award. The Compensation Committee may establish such performance goals relative to the applicable performance criteria in its sole discretion at the time of an award. The performance goals may be applied on an absolute basis or relative to an identified index or peer group, as specified by the Compensation Committee. The performance goals may be applied by the Compensation Committee after excluding charges for restructurings, discontinued operations, extraordinary items and other unusual or nonrecurring items and the cumulative effects of accounting changes, and without regard to realized capital gains.

The Bonus Plan, having been adopted prior to us becoming a publicly held company, is intended to satisfy the requirements for transition relief under Section 162(m) of the Code (described below under “IRS Code Section 162(m)”), such that the $1 million annual deduction limit under Section 162(m) of the Code does not apply to any remuneration paid pursuant to this Bonus Plan until the first meeting of our shareholders at which our directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering of our securities occurs.

2014 Equity Incentive Plan

In connection with the Combination, we adopted the 2014 Equity Incentive Plan providing for the grant of options, restricted stock awards, restricted stock units, and other equity-based compensation awards. The following is a summary of certain features of the 2014 Equity Incentive Plan.

Reservation of Shares

Subject to adjustments as described below, the maximum aggregate number of shares of common stock that may be issued pursuant to awards granted under the 2014 Equity Incentive Plan will be 5,900,000. Any shares of common stock delivered under the 2014 Equity Incentive Plan will consist of authorized and unissued shares, or treasury shares.

In the event of any recapitalization, reclassification, stock dividend, extraordinary dividend, stock split, reverse stock split or other distribution with respect to common stock, or any merger, reorganization, consolidation, combination, spin-off or other similar corporate change or any other change affecting common stock, appropriate and equitable adjustments will be made to the number and kind of shares of common stock available for grant, as well as to other maximum limitations under the 2014 Equity Incentive Plan, and the number and kind of shares of common stock or other terms of the awards that are affected by the event.

Share Counting

Awards that are required to be paid in cash pursuant to their terms will not reduce the share reserve. To the extent that an award granted under the 2014 Equity Incentive Plan is canceled, expired, forfeited, surrendered, settled by delivery of fewer shares than the number underlying the award or otherwise terminated without delivery of the shares to the participant, the shares of common stock retained by or returned to us will become available for future awards under the 2014 Equity Incentive Plan. In addition, shares that are withheld or separately surrendered in payment of the exercise or purchase price or taxes relating to such an award or are not issued or delivered as a result of the net settlement of an outstanding stock option or stock appreciation right will not be available for future awards under the 2014 Equity Incentive Plan. Awards assumed or substituted for in a merger, consolidation, acquisition of property or stock or reorganization will not reduce the share reserve.

Administration

The 2014 Equity Incentive Plan will be administered by the Compensation Committee. Subject to the limitations set forth in the 2014 Equity Incentive Plan, the Compensation Committee has the authority to determine the persons to whom awards are to be granted, prescribe the restrictions, terms and conditions of all awards, accelerate the vesting or exercisability of awards at any time, interpret the 2014 Equity Incentive Plan and adopt rules for the administration, interpretation and application of the 2014 Equity Incentive Plan.

Eligibility

Awards under the 2014 Equity Incentive Plan may be granted to any employees, directors, consultants or other personal service providers of us or our subsidiaries.

Stock Options

Stock options granted under the 2014 Equity Incentive Plan may be issued as either incentive stock options, within the meaning of Section 422 of the Code, or as nonqualified stock options. The exercise price of an option will be not less than 100% of the fair market value of a share of common stock on the date of the grant of the option. The Compensation Committee will determine the vesting and/or exercisability requirements and the terms of exercise of each option, including the effect of termination of service of a participant or a change in control. The vesting requirements may be based on the continued employment or service of the participant for a specified time period or on the attainment of specified business performance goals established by the Compensation Committee. The maximum term of an option will be 10 years from the date of grant.

To exercise an option, the participant must pay the exercise price, subject to specified conditions, (i) in cash, (ii) in shares of common stock, (iii) through an open-market broker-assisted transaction, (iv) by reducing the number of shares of common stock otherwise deliverable upon the exercise of the stock option, (v) by combination of any of the above methods or (vi) by such other method approved by the Compensation Committee and must pay any required tax withholding amounts. All options generally are nontransferable. Dividends may not be paid and dividend equivalent rights may not be granted with respect to the shares of stock subject to stock options.

Stock Appreciation Rights

A stock appreciation right may be granted either in tandem with an option or without a related option. A stock appreciation right entitles the participant, upon settlement or exercise, to receive a payment based on the excess of the fair market value of a share of common stock on the date of settlement or exercise over the base price of the right, multiplied by the number of shares of common stock as to which the right is being settled or exercised. Stock appreciation rights may be granted on a basis that allows for the exercise of the right by the participant or that provides for the automatic payment of the right upon a specified date or event. The base price of a stock appreciation right may not be less than the fair market value of a share of common stock on the date of grant. The Compensation Committee will determine the vesting requirements and the terms of exercise of each stock appreciation right, including the effect of termination of service of a participant or a change in control. The vesting requirements may be based on the continued employment or service of the participant for a specified time period or on the attainment of specified business performance goals established by the Compensation Committee. The maximum term of a stock appreciation right will be 10 years from the date of grant. Stock appreciation rights may be payable in cash or in shares of common stock or in a combination of both. Dividends may not be paid and dividend equivalent rights may not be granted with respect to the shares of stock subject to stock appreciation rights.

Restricted Stock Awards

A restricted stock award represents shares of common stock that are issued subject to restrictions on transfer and vesting requirements. The vesting requirements may be based on the continued service of the participant for a specified time period or on the attainment of specified performance goals established by the Compensation Committee. Unless otherwise set forth in an award agreement, restricted stock award holders will have all of the rights of a stockholder of us, other than the right to receive dividends, during the restricted period. Any dividends with respect to a restricted stock award that is subject to performance-based vesting may be subject to the same restrictions on transfer and vesting requirements as the underlying restricted stock award.

Restricted Stock Units

An award of restricted stock units (“RSUs”) provides the participant the right to receive a payment based on the value of a share of common stock. RSUs may be subject to vesting requirements, restrictions and conditions to payment. RSUs may vest based solely on the continued service of the participant for a specified time period. In addition, RSUs may be denominated as performance share units (“PSUs”), which will vest in whole or in part based on the attainment of specified performance goals established by the Compensation Committee. An RSU award will become payable to a participant at the time or times determined by the Compensation Committee and set forth in the award agreement, which may be upon or following the vesting of the award. Restricted stock unit awards are payable in cash or in shares of common stock or in a combination of both. RSUs may be granted together with a dividend equivalent right with respect to the shares of common stock subject to the award. Dividend equivalent rights may be subject to vesting conditions that apply to the underlying RSUs.

Stock Awards

A stock award represents shares of common stock that are issued free of restrictions on transfer and free of forfeiture conditions and to which the participant is entitled all incidents of ownership. A stock award may be granted for past services, in lieu of bonus or other cash compensation, directors’ fees or for any other valid purpose as determined by the Compensation Committee. The Compensation Committee will determine the terms and conditions of stock awards, and such stock awards may be made without vesting requirements. Upon the issuance of shares of common stock under a stock award, the participant will have all rights of a stockholder with respect to such shares of common stock, including the right to vote the shares and receive all dividends and other distributions on the shares.

Cash Performance Awards

A cash performance award is denominated in a cash amount (rather than in shares) and is payable based on the attainment of pre-established business and/or individual performance goals. The requirements for vesting may be also based upon the continued service of the participant during the performance period, and vesting may be accelerated in certain circumstances, as determined by the Compensation Committee. The maximum amount of cash compensation that may be paid to a participant during any one calendar year under all cash performance awards is $5.0 million.

Performance Criteria

For purposes of cash performance awards, as well as for any other awards under the 2014 Equity Incentive Plan intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the performance criteria will be one or any combination of the following, for us or any identified subsidiary or business unit, as determined by the Compensation Committee at the time of the award: (a) net earnings; (b) earnings per share; (c) net debt; (d) revenue or sales growth; (e) net or operating income; (f) net operating profit; (g) return measures (including, but not limited to, return on assets, capital, equity or sales); (h) cash flow (including, but not limited to, operating cash flow, distributable cash flow and free cash flow); (i) Adjusted EBITDA; (j) share price (including, but not limited to growth measures and total stockholder return); (k) expense control or loss management; (l) customer satisfaction; (m) market share; (n) economic value added; (o) working capital; (p) the formation of joint ventures or the completion of other corporate transactions; (q) gross or net profit margins; (r) revenue mix; (s) operating efficiency; (t) product diversification; (u) market penetration; (v) measurable achievement in quality, operation or compliance initiatives; (w) quarterly dividends or distributions; (x) employee retention or turnover; or (y) any combination of or a specified increase in any of the foregoing. Each of the performance criteria will be applied and interpreted in accordance with an objective formula or standard established by the Compensation Committee at the time of grant of the award including, without limitation, GAAP. The performance criteria may be applied on an absolute basis or relative to an identified index, peer group, or one or more competitors or other companies (including particular business segments or divisions of such companies), or may be applied after adjustment for non-controllable industry performance (such as industry attendance), as specified by the Compensation Committee.

At the time that an award is granted, the Compensation Committee may provide that performance will be measured in such objective manner as it deems appropriate, including, without limitation, adjustments to reflect charges for restructurings, non-operating income, the impact of corporate transactions or discontinued operations, extraordinary and other unusual or non-recurring items and the cumulative effects of accounting or tax law changes.

Further, the Compensation Committee shall, to the extent provided in an award agreement, have the right, in its discretion, to reduce or eliminate the amount otherwise payable to any participant under an award and to establish rules or procedures that have the effect of limiting the amount payable to any participant to an amount that is less than the amount that is otherwise payable under an award. Following the conclusion of the performance period for any award intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the Compensation Committee shall certify in writing whether the applicable performance goals have been achieved.

Award Limitations

For purposes of complying with the requirements of Section 162(m) of the Code, the maximum number of shares of common stock that may be subject to stock options, stock appreciation rights, performance-based restricted stock awards and performance-based RSUs granted to any participant other than a non-employee director during any calendar year will be limited to 150,000 shares of common stock for each such award type individually.

Further, the maximum number of shares of common stock that may be subject to stock options, stock appreciation rights, restricted stock awards, RSUs and stock awards granted to any non-employee director during any calendar year will be limited to 150,000 shares of common stock for all such award types in the aggregate.

Effect of Change in Control

Upon the occurrence of a change in control, unless otherwise specifically prohibited under applicable law, or unless otherwise provided in the applicable award agreement, the Compensation Committee is authorized to make adjustments in the terms and conditions of outstanding awards, including without limitation the following (or any combination thereof): (i) continuation or assumption of such outstanding awards by us (if it is the surviving company or corporation) or by the surviving company or corporation or its parent; (ii) substitution by the surviving company or corporation or its parent of awards with substantially the same terms as such outstanding awards (excluding the consideration payable upon settlement of the awards); (iii) accelerated exercisability, vesting and/or payment; and (iv) if all or substantially all of our outstanding shares of common stock transferred in exchange for cash consideration in connection with such change in control: (a) upon written notice, provide that any outstanding stock options and stock appreciation rights are exercisable during a reasonable period of time immediately prior to the scheduled consummation of the event or such other reasonable period as determined by the Compensation Committee (contingent upon the consummation of the event), and at the end of such period, such stock options and stock appreciation rights will terminate to the extent not so exercised within the relevant period; and (b) cancellation of all or any portion of outstanding awards for fair value, as determined in the sole discretion of the Compensation Committee.

Forfeiture

The Compensation Committee may specify in an award agreement that an award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, including termination of service for “cause” (as defined in the 2014 Equity Incentive Plan), violation of material Company policies, breach of noncompetition, confidentiality or other restrictive covenants that may apply to the participant, or other conduct by the participant that is detrimental to our business or reputation. Unless otherwise provided by the Compensation Committee and set forth in an award agreement, if (i) a participant’s service is terminated for “cause” or (ii) after termination of service for any other reason, the Compensation Committee determines in its discretion either that, (a) during the participant’s period of service, the participant engaged in an act which would have warranted termination from service for “cause” or (b) after termination, the participant engaged in conduct that violates any continuing obligation or duty of the participant in respect of us or any of our subsidiaries, such participant’s rights, payments and benefits with respect to such award may be subject to cancellation, forfeiture and/or recoupment.

Right of Recapture

If a participant receives compensation pursuant to an award based on financial statements that are subsequently required to be restated in a way that would decrease the value of such compensation, the participant will, upon our written request, forfeit and repay to us the difference between what the participant received and what the participant should have received based on the accounting restatement, in accordance with (i) our compensation recovery, “clawback” or similar policy, as may be in effect from time to time and (ii) any compensation recovery, “clawback” or similar policy made applicable by law including the Dodd-Frank Act.

Term, Amendment and Termination

The term of the 2014 Equity Incentive Plan is ten years from the date it was approved by the Board of Directors. The Board of Directors may amend, modify, suspend or terminate the 2014 Equity Incentive Plan at any time. However, no termination or amendment of the 2014 Equity Incentive Plan will materially adversely affect any award theretofore granted without the consent of the participant or the permitted transferee of the award. The Board of Directors may seek the approval of any amendment by our stockholders to the extent it deems necessary or advisable for purposes of compliance with Section 162(m) or Section 422 of the Code, the listing requirements of NYSE or for any other purpose.

IRS Code Section 162(m)

Section 162(m) of the Code generally disallows publicly held companies a tax deduction for compensation in excess of $1,000,000 paid to their chief executive officer and the three other most highly compensated executive officers (other than the chief financial officer) unless such compensation qualifies for an exemption for certain compensation that is based on performance. Section 162(m) of the Code provides transition relief for privately held companies that become publicly held, pursuant to which the foregoing deduction limit does not apply to any remuneration paid pursuant to compensation plans or agreements in existence during the period in which the corporation was not publicly held if, in connection with an initial public offering, the prospectus accompanying the initial public offering discloses information concerning those plans or agreements that satisfies all applicable securities laws then in effect. If the transition requirements are met in connection with an initial public offering, the transition relief continues until the earliest of (i) the expiration of the plan or agreement, (ii) the material modification of the plan or agreement, (iii) the issuance of all employer stock and other compensation that has been allocated under the plan, or (iv) the first meeting of the stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs. Our intent generally is to design and administer executive compensation programs in a manner that will preserve the deductibility of compensation paid to our executive officers, and we believe that a substantial portion of our current executive compensation program will satisfy the requirements for exemption from the $1,000,000 deduction limitation, to the extent applicable. However, we reserve the right to design programs that recognize a full range of performance criteria important to our success, even where the compensation paid under such programs may not be deductible. The Compensation Committee will monitor the tax and other consequences of our executive compensation program as part of its primary objective of ensuring that compensation paid to our executive officers is reasonable, performance based and consistent with our goals and the goals of our stockholders.

Compensation Policies and Practices as They Relate to Risk Management

In accordance with the applicable disclosure requirements, to the extent that risks may arise from our compensation policies and practices that are reasonably likely to have a material adverse effect on us, we are required to discuss those policies and practices for compensating our employees (including employees that are not named executive officers) as they relate to our risk management practices and the possibility of incentivizing risk-taking. The Compensation Committee has evaluated the policies and practices of compensating our employees in light of the relevant factors, including the following:

•	allocation of compensation between cash and equity awards and the focus on stock-based compensation, including options and stock awards generally vesting over a period of years, thereby mitigating against short-term risk taking;

•	performance-based compensation is not based solely on our performance, but also requires achievement of individual performance objectives; and

•	financial performance targets of our performance-based compensation plan are budgeted objectives that are reviewed and approved by our Board of Directors and/or our Compensation Committee.

Based on such evaluation, the Compensation Committee has determined that our policies and practices are not reasonably likely to have a material adverse effect on us.

Director Compensation

The following table sets forth compensation received by our directors for their services as a director of the boards of HHI, Metaldyne or Grede, as applicable.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)		Total ($)
Nick Bhambri (1)	50,000	52,560	(3)	102,560
William Jackson (2)	25,000	—		25,000
Jack Smith (2)	25,000	—		25,000
Jeffrey Stafeil (1)	37,500	52,560	(3)	90,060

(1)	Compensation paid by HHI.
(2)	Compensation paid by Metaldyne.
(3)	Options to purchase 1,000 shares of HHI common stock at an initial exercise price of $100.00, which was subsequently adjusted to an exercise price of $27.61 per share, with a fair value of $52,560. These options were converted in connection with the Combination into options to acquire 8,350 shares of our common stock, as adjusted for the stock split, at a strike price of $3.31 that vest ratably over a period of 5 years from the date of grant.

Director Compensation Policy

Following the consummation of this offering, each of our non-employee directors will receive annual cash compensation of $100,000 and will be granted restricted shares of our common stock in an amount equal to $50,000 at the date of grant that will vest over a three-year period from the grant date. The chairman of our Audit Committee will receive an additional annual cash compensation of $25,000. The cash compensation paid and restricted shares of our common stock granted for each of our non-employee directors that is affiliated with American Securities will be paid and granted, respectively, directly to American Securities and not to the director individually. Directors who are our employees will not receive any compensation from us for their service on our Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Set forth below is a description of certain relationships and related person transactions between us or our subsidiaries, and our directors, executive officers and holders of more than 5% of our voting securities. We believe that all of the following transactions were entered into with terms as favorable as could have been obtained from unaffiliated third parties.

Merger Agreement

Pursuant to the Merger Agreement, dated as of July 31, 2014 (the “Merger Agreement”), the Combination was consummated on August 4, 2014 whereby HHI, Metaldyne and Grede became wholly-owned subsidiaries of MPG. In connection with the Combination (except for treasury shares or treasury units and certain shares or units owned by American Securities, which were cancelled for no consideration), (i) each issued and outstanding unit of ASP Grede Intermediate Holdings LLC was converted into the right to receive 10.72363 shares of our common stock, (ii) each issued and outstanding share of common stock of ASP MD Holdings, Inc. was converted into the right to receive 0.21399 shares of our common stock, (iii) each issued and outstanding share of common stock of ASP HHI Holdings, Inc. was converted into the right to receive 1.67082 shares of our common stock, (iv) each outstanding option to purchase shares of ASP MD Holdings, Inc. was converted into an option to acquire a number of shares of our common stock as determined pursuant to the Merger Agreement, (v) each outstanding option to purchase shares of ASP HHI Holdings, Inc. was converted into an option to acquire a number of shares of our common stock as determined pursuant to the Merger Agreement and (vi) each outstanding option to purchase units of ASP Grede Intermediate Holdings LLC was converted into an option to acquire a number of shares of our common stock as determined pursuant to the Merger Agreement, in each case, in accordance with and subject to the terms and conditions of the Merger Agreement. In addition, following the Grede merger in the Combination, ASP Grede Holdings, LLC liquidated and distributed the shares of our common stock it received in the Combination to its former unit holder.

For more information regarding the Combination, see “Summary—Company Organization and History.”

Stockholders’ Agreement

We entered into a Stockholders’ Agreement on August 4, 2014 (the “Stockholders’ Agreement”) that governs our relationship with our stockholders, and which prescribes the rights and restrictions of each stockholder party thereto. The Stockholders’ Agreement provides for a general prohibition, subject to certain exceptions, on transfers of shares of our common stock by our management investors unless such transfers comply with the terms of the Stockholders’ Agreement and such transfers are pursuant to an effective registration statement and have been registered under applicable law, unless a written opinion of counsel in form and substance reasonably satisfactory to us has been furnished to the effect that no such registration is required. Upon completion of this offering, the provisions in the Stockholders’ Agreement that provide for limitations on transfers (including, among others, the limitations on a minority investor transferring his or her shares, the right of first offer, tag-along rights, drag-along rights and participation rights) will terminate. In addition, certain provisions that provide for purchase of minority shares of our common stock upon termination of employment of a minority investor will also terminate upon completion of this offering. Following the consummation of this offering, all provisions in the Stockholders’ Agreement will terminate upon the sale of all or substantially all of the assets or equity interests in MPG to a third party, whether by merger, consolidation, sale of assets or securities or otherwise.

The Stockholders’ Agreement provides demand registration rights to American Securities. In connection with any registration effected pursuant to the terms of the Stockholders’ Agreement, we are required to pay for all of the fees and expenses incurred in connection with such registration, including registration fees, filing fees and printing fees. However, the underwriting discounts and selling commissions payable in respect of registrable securities included in any registration are to be paid by the persons including such registrable securities in any such registration on a pro rata basis. We have also agreed to indemnify the holders of registrable securities against all claims, losses, damages and liabilities with respect to each registration effected pursuant to the Stockholders’ Agreement.

Management Consulting Agreements

Each of HHI, Metaldyne and Grede entered into separate management consulting agreements (together, the “Management Consulting Agreements”) with American Securities in connection with the closing of the HHI Transaction, the Metaldyne Transaction and the Grede Transaction. Pursuant to the Management Consulting Agreements, American Securities provide management consulting services to HHI, Metaldyne and Grede until such time when American Securities cease to own, directly or indirectly, in the aggregate a majority of the capital stock of HHI, Metaldyne and Grede, respectively. Pursuant to the Management Consulting Agreements, in 2012, American Securities received an aggregate transaction fee of approximately $15.7 million and an aggregate annual management fee equal to approximately $0.5 million and, in 2013, American Securities received an aggregate annual management fee equal to approximately $4.0 million. American Securities also received $0.01 million and $0.5 million in reimbursement for out-of-pocket expenses incurred by them, their members or their respective affiliates in connection with the provision of services in 2012 and 2013, respectively. No amounts were paid to American Securities in 2011. American Securities is also eligible to receive 1% of the value of any transition where they provide advisory services related to certain corporate transactions. The Management Consulting Agreements also include customary exculpation and indemnification provisions in favor of American Securities. The Management Consulting Agreements will terminate pursuant to their respective terms upon consummation of this offering.

Employment Agreements

We have entered into employment agreements with each of George Thanopoulos, Thomas Amato, Douglas Grimm and Mark Blaufuss. For more information regarding these agreements, see “Executive and Director Compensation—Employment Agreements.”

Indemnification Agreements

We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter in a similar agreement with any new directors or executive officers.

Policies for Approval of Related Person Transactions

In connection with this offering, we will adopt a written policy relating to the approval of related person transactions. Our audit committee will review and approve or ratify all relationships and related person transactions between us and (i) our directors, director nominees, executive officers or their immediate family members, (ii) any 5% record or beneficial owner of our common stock or (iii) any immediate family member of any person specified in (i) and (ii) above. Our compliance director will be primarily responsible for the development and implementation of processes and controls to obtain information from our directors and executive officers with respect to related party transactions and for determining, based on the facts and circumstances, whether we or a related person have a direct or indirect material interest in the transaction.

As set forth in the related person transaction policy, in the course of its review and approval or ratification of a related party transaction, the committee will consider:

•	the nature of the related person’s interest in the transaction;

•	the availability of other sources of comparable products or services;

•	the material terms of the transaction, including, without limitation, the amount and type of transaction; and

•	the importance of the transaction to us.

Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the discussions or approval or ratification of the transaction. However, such member of the audit committee will provide all material information concerning the transaction to the audit committee.

PRINCIPAL AND SELLING STOCKHOLDER

The following table shows information as of December 1, 2014 regarding the beneficial ownership of our common stock (1) immediately prior to this offering and (2) as adjusted to give effect to this offering by:

•	each person or group who is known by us to own beneficially more than 5% of our common stock;

•	each member of our board and each of our named executive officers;

•	all members of our board and our executive officers as a group; and

•	the selling stockholder.

For further information regarding material transactions between us and the selling stockholder, see “Certain Relationships and Related Person Transactions.”

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 67,073,255 shares of our common stock outstanding as of December 1, 2014. Shares of common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is 47659 Halyard Drive, Plymouth, MI 48170, c/o Metaldyne Performance Group Inc.

	Shares of common stock beneficially owned before this offering		Shares of common stock beneficially owned after this offering assuming no exercise of the option to purchase additional shares		Shares of common stock beneficially owned after this offering assuming full exercise of the option to purchase additional shares
Name and address of beneficial owner	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% stockholders:
ASP MD Investco LP (1)	64,128,810	95.6%	48,744,195	72.7%	46,436,503	69.2%
Named executive officers and directors:
George Thanopoulos	2,224,018	3.28%	2,224,018	3.28%	2,224,018	3.28%
Mark Blaufuss (2)	89,309	*	89,309	*	89,309	*
Thomas Amato (3)	411,084	*	411,084	*	411,084	*
Douglas Grimm	103,215	*	103,215	*	103,215	*
Nick Bhambri	28,498	*	28,498	*	28,498	*
Loren Easton	—	—	—	—	—	—
Michael Fisch	—	—	—	—	—	—
William Jackson	—	—	—	—	—	—
Kevin Penn	—	—	—	—	—	—
John Pearson Smith	—	—	—	—	—	—
Jeffrey Stafeil	11,320	*	11,320	*	11,320	*
All board of director members and executive officers as a group (11 persons)	2,867,444	4.21%	2,867,444	4.21%	2,867,444	4.21%

*	Less than 1%
(1)	Represents shares held by ASP MD Investco LP, a Delaware limited partnership. American Securities Partners VI, L.P., American Securities Partners VI(B), L.P., American Securities Partners VI(C), L.P. and American Securities Partners VI(D), L.P. (collectively, the “Sponsors”), are collectively owners of more than 99% of the limited partnership interests of ASP MD Investco LP. The following persons may be deemed having voting or investment power with respect to shares of our common stock beneficially owned by ASP MD Investco LP: (i) David Horing and Michael G. Fisch, in their capacities as the managing members of American Securities Associates VI, LLC, the general partner of each of the Sponsors, and (ii) Michael G. Fisch, in his capacity as trustee of The Michael G. Fisch 2006 Revocable Trust, the manager of ASCP, LLC, the managing member of American Securities LLC, which in turn is (A) the provider of investment advisory services to each Sponsor and (B) the owner of 100% of the issued and outstanding shares of ASP Manager Corp., the general partner of ASP MD Investco LP. Such individuals disclaim beneficial ownership of the shares of common stock held by ASP MD Investco, LP, except to the extent of their pecuniary interests therein. The address for ASP MD Investco LP is c/o American Securities LLC, 299 Park Avenue, 34th Floor, New York, NY 10171.
(2)	Does not include 1,410 shares of our common stock held in escrow in connection with the Metaldyne Transaction.
(3)	Does not include 8,825 shares of our common stock held in escrow in connection with the Metaldyne Transaction.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Credit Facilities

General

On October 20, 2014, MPG Holdco entered into the Senior Credit Facilities with Goldman Sachs Bank USA, as administrative agent, and Goldman Sachs Bank USA, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America, N.A., KeyBank National Association, Morgan Stanley Senior Funding, Inc., Nomura Securities International, Inc., Royal Bank of Canada and RBC Capital Markets, as joint lead arrangers and joint bookrunners, in the aggregate amount of $1,600.0 million. The Senior Credit Facilities provide for (1) a seven-year $1,350.0 million Term Loan Facility and (2) a five-year $250.0 million Revolving Credit Facility, with a sublimit for the issuance of letters of credit.

The Senior Credit Facilities permit MPG Holdco to add one or more credit facilities and/or increase the commitments under the Senior Credit Facility, up to an aggregate amount of $550 million, plus additional amounts subject to pro forma compliance with certain leverage ratio tests and subject to certain other conditions being satisfied. In the event that the interest rate margins for any such incremental term facility are more than 0.50% per annum greater than the applicable interest rate margin under the initial term loans, the applicable rate under the initial term loans shall be increased to the extent necessary so that the interest rate margins under the initial term loans are equal to the interest rate margins for such incremental term facility minus 0.50% per annum.

Availability of the Revolving Credit Facility is subject to the accuracy of the representations and warranties in the Senior Credit Facilities in all material respects on and as of the applicable borrowing date (subject to certain qualifications) and the absence of a default under the Senior Credit Facilities.

Interest Rates and Fees

The Senior Credit Facility is denominated in U.S. dollars, with the term loans thereunder borrowed in U.S. dollars and the revolving loans thereunder being available to be borrowed in U.S. dollars, Canadian Dollars, Euros and Sterling and possibly other currencies to be agreed.

Borrowings under the term loans initially bear interest at a rate per annum equal to a LIBOR rate plus an applicable margin of 3.50%, which applicable margin shall be subject to a step down after the consummation of this offering, provided that the LIBOR rate shall not be less than 1.00% per annum. The issue price of the Term Loan Facility was 99.5% of the aggregate principal amount thereof.

Borrowings under the revolving loans initially bear interest at a rate per annum equal to a LIBOR rate plus an applicable margin of 3.50%, which applicable margin shall be subject to (i) step downs based on a leverage ratio and (ii) a step down after the consummation of this offering.

The LIBOR rate is determined under the Senior Credit Facilities in a customary manner.

A default rate of applicable margin plus 2.00% per annum will be payable on demand on amounts unpaid and overdue.

A fee will be payable on all outstanding letters of credit at a rate per annum equal to the applicable margin then in effect with respect to LIBOR loans under the revolving portion of the Senior Credit Facilities. A customary fronting fee will also be payable to the issuer of the letter of credit.

The Revolving Credit Facility includes a commitment fee of 0.50% per annum, which will accrue on the unused portion of the commitments and be payable quarterly in arrears, subject to a step down based on a leverage ratio.

Prepayments

The revolving loans under the Senior Credit Facilities will be prepayable at any time without premium or penalty. The term loans under the Senior Credit Facilities will be prepayable at any time subject to a 1.0% premium on amounts prepaid with the proceeds of other indebtedness with a lower effective yield at any time prior to the 6th month anniversary after the closing date of the Senior Credit Facilities, with certain exceptions.

The term loans will be subject to mandatory prepayment with the proceeds of asset sales and, commencing with the fiscal year ending on or about December 31, 2015, excess cash flow (calculated in a customary manner), in each case subject to certain exceptions, including in the case of asset sales, the right to invest such proceeds.

Security and Guarantees

MPG Holdco’s obligations under the Senior Credit Facilities, subject to certain exceptions, are guaranteed on a senior secured basis by us and certain of MPG Holdco’s direct and indirect existing and future domestic subsidiaries.

The obligations and guaranties under the Senior Credit Facility will be secured, subject to certain exceptions, by a first priority security interest in substantially all of MPG Holdco’s and the guarantors’ tangible and intangible properties and assets.

Ranking

The payment of the principal of, premium, if any, and interest, if any, under the Senior Credit Facilities are senior obligations of MPG Holdco and the guarantors of the Senior Credit Facilities and will rank pari passu in right of payment to all other senior indebtedness of MPG Holdco and such guarantors.

Covenants

The Senior Credit Facilities contain customary negative covenants for transactions of that type and also include a maximum first lien leverage ratio which will be tested quarterly on a consolidated basis if the outstanding amounts under the revolving facility exceed a specified threshold. The Senior Credit Facilities also contain customary affirmative covenants for transactions of that type.

Events of Default

The Senior Credit Facilities contain events of default usual and customary for facilities of that type, including non-payment of principal, interest, fees or other amounts, violation of covenants, cross-default to material indebtedness, certain events of bankruptcy and insolvency, material judgments, a change in control and invalidity of liens or guarantees or any collateral document, in each case subject to the threshold amounts and grace periods.

Senior Notes

MPG Holdco issued, pursuant to an Indenture as supplemented from time to time, dated October 20, 2014 (the “Indenture”), among MPG Holdco, us, the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee, $600.0 million aggregate principal amount of the Senior Notes. The Senior Notes bear interest at 7.375%, payable semiannually on April 15th and October 15th of each year. In connection with the issuance of the Senior Notes, MPG Holdco and the guarantors, including us, entered into a registration rights agreement with the initial purchasers of the Senior Notes as of October 20, 2014. The agreement provides for customary registration rights after either we or MPG Holdco becomes subject to the reporting requirements of the Exchange Act.

Maturity

The Senior Notes mature on October 15, 2022.

Guarantee

We and all of our current and future domestic subsidiaries that guarantee the Senior Credit Facilities also guarantee the Senior Notes. Each guarantor provides a full and unconditional guarantee of payment of principal of and premium, if any, and interest on the Senior Notes.

Ranking

The Senior Notes and the guarantees are our, MPG Holdco’s and the guarantors’ senior unsecured obligations. Accordingly, they:

•	rank equal in right of payment with all of our, MPG Holdco’s and the guarantors’ existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the Senior Notes;

•	rank senior in right of payment to our, MPG Holdco’s and the guarantors’ future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the Senior Notes;

•	are effectively subordinated in right of payment to all of our, MPG Holdco’s and the guarantors’ existing and future senior secured debt and other obligations (including the Senior Credit Facilities), to the extent of the value of the collateral securing such indebtedness; and

•	are structurally subordinated to all obligations of each of our subsidiaries that is not a guarantor of the Senior Notes.

Mandatory Redemption; Offer to Purchase; Open Market Purchases

MPG Holdco is not required to make any sinking fund payments with respect to the Senior Notes. However, under certain circumstances in the event of an asset sale or, as described under “Change of Control” below, MPG Holdco may be required to offer to purchase the Senior Notes. MPG Holdco may from time to time purchase the Senior Notes in the open market or otherwise.

Optional Redemption

At any time prior to October 15, 2017, MPG Holdco may redeem all or a part of the Senior Notes, at its option, at any time or from time to time, at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed plus an applicable premium as of, and accrued and unpaid interest, if any, to, but not including, the date of redemption, subject to the rights of holders of record at the close of business on the relevant record date to receive interest due on the relevant interest payment date falling prior to or on the redemption date. The applicable premium means, with respect to the Senior Notes on any redemption date, the greater of (1) 1.0% of the principal amount of the Senior Notes on such redemption date; and (2) the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of Senior Notes at October 15, 2017 (such redemption price being set forth in the table below ), plus (ii) all required interest payments due on the Senior Notes through October 15, 2017 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the treasury rate as of such redemption date plus 50 basis points; over (b) the then outstanding principal amount of the Senior Notes on such redemption date.

On and after October 15, 2017, MPG Holdco may redeem the Senior Notes, at its option, in whole at any time or in part from time to time, at the redemption prices (expressed as percentages of principal amount of the Senior Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon, if any, to, but not including, the applicable redemption date, subject to the right of holders of record at the close of business on the relevant record date to receive interest due on the relevant interest payment date falling prior to or on the redemption date, if redeemed during the twelve-month period beginning on October 15 of each of the years indicated below:

Year	Percentage
2017	105.531%
2018	103.688%
2019	101.844%
2020 and thereafter	100.000%

In addition, until October 15, 2017, MPG Holdco may, at its option, on one or more occasions redeem up to 40% of the aggregate principal amount of the Senior Notes (calculated after giving effect to the issuance of any additional notes) at a redemption price equal to 107.375% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to, but not including, the applicable redemption date, subject to the right of holders of record at the close of business on the relevant record date to receive interest due on the relevant interest payment date falling prior to or on the redemption date, with the net cash proceeds of one or more equity offerings; provided that at least 50% of the sum of the aggregate principal amount of the Senior Notes originally issued and any additional Senior Notes issued under the Indenture after the original issue date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such equity offering.

In addition, MPG Holdco may provide in such notice that payment of the redemption price and performance of MPG Holdco’s obligations with respect to such redemption may be performed by another person.

Change of Control

If we or MPG Holdco experience a change of control (as defined in the Indenture ), we must give holders of the Senior Notes the opportunity to sell MPG Holdco their Senior Notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

Covenants

The Indenture contains covenants limiting MPG Holdco’s ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional debt or issue certain preferred stock;

•	pay dividends or make distributions on MPG Holdco’s capital stock or redeem, repurchase or retire MPG Holdco’s capital stock or subordinated debt;

•	make certain investments;

•	create liens on MPG Holdco’s or the subsidiary guarantors’ assets to secure debt;

•	create restrictions on the payment of dividends or other amounts to us or MPG Holdco from our restricted subsidiaries that are not guarantors of the Senior Notes;

•	enter into transactions with affiliates;

•	merge or consolidate with another person or sell or otherwise dispose of all or substantially all of our assets;

•	sell assets, including capital stock of our subsidiaries; and

•	designate our subsidiaries as unrestricted subsidiaries.

Events of Default

The Indenture also provides for customary events of default, including, without limitation, payment defaults, covenant defaults, cross-defaults to certain other indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, judgment defaults in excess of specified amounts and the failure of any guaranty by a significant party to be in full force and effect. If any such event of default occurs, it may permit or require the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Senior Notes issued under the Indenture to be due and payable immediately.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the consummation of this offering. We refer you to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

Upon the consummation of this offering, our authorized capital stock shall consist of 400,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, of which 67,073,255 shares of common stock and no shares of preferred stock shall be issued and outstanding.

Common Stock

Holders of our common stock are entitled to the following rights.

Voting Rights

Directors will be elected by a plurality of the votes entitled to be cast except as set forth below with respect to directors to be elected by the holders of common stock. Our stockholders will not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation or as required by law, all matters to be voted on by our stockholders other than matters relating to the election and removal of directors must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter or by a written resolution of the stockholders representing the number of affirmative votes required for such matter at a meeting.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board, subject to the rights of the holders of any outstanding preferred stock.

After the completion of this offering, we intend to pay cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements, business prospects and other factors that our Board of Directors may deem relevant. Future agreements may also limit our ability to pay dividends. See “Dividend Policy” and “Description of Certain Indebtedness.”

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.

Preferred Stock

Our board is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock.

Registration Rights

Our existing stockholders have certain registration rights with respect to our common stock pursuant to a stockholders’ agreement. See “Certain Relationships and Related Person Transactions—Stockholders’ Agreement.”

Anti-takeover Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that delay, defer or discourage transactions involving an actual or potential change in control of us or change in our management. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board the power to discourage transactions that some stockholders may favor, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of our common stock.

Classified Board

Our amended and restated certificate of incorporation provides that our board will be such number as may be fixed from time to time by resolution of at least a majority of our board of directors then in office and that our board will be divided into three classes, with one class being elected at each annual meeting of stockholders. Each director will serve a three-year term, with termination staggered according to class. Class I will initially consist of three directors, Class II will initially consist of three directors, and Class III will initially consist of two directors.

Upon consummation of this offering, our board will initially consist of eight directors.

The classification of our board could make it more difficult for a third-party to acquire, or discourage a third party from seeking to acquire, control of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated bylaws provide that special meetings of the stockholders may be called only upon the request of a majority of our board or upon the request of the chairman of our board of directors. In addition, for so long as, and only if, American Securities beneficially own at least a majority of the then outstanding shares of our common stock, American Securities may call a special meeting of the stockholders. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board or a committee of our board. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with the advance notice requirements of directors. Our amended and restated bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Stockholder Action by Written Consent

Our amended and restated certificate of incorporation will provide that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting, unless American Securities owns at least a majority of our outstanding common stock or the action to be taken by written consent of stockholders and the taking of this action by written consent has been unanimously recommended in advance by our board. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Section 203 of the DGCL

Our amended and restated certificate of incorporation will provide that the provisions of Section 203 of the DGCL, which relate to business combinations with interested stockholders, do not apply to us. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions would apply even if the business combination could be considered beneficial by some stockholders. Although we have elected to opt out of the statute’s provisions, we could elect to be subject to Section 203 in the future.

Exclusive Forum

Our amended and restated certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by, or any wrongdoing by, any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation (including as it may be amended from time to time) or our bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws, or (v) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits with respect to such claims. However, it is possible that a court could rule that this provision is unenforceable or inapplicable.

Corporate Opportunities

Our amended and restated certificate of incorporation provides that directors appointed by American Securities do not have any obligation to offer us an opportunity to participate in business opportunities presented to American Securities even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar businesses), and that, to the extent permitted by law, American Securities will not be liable to us or our stockholders for breach of any duty by reason of any such activities.

Listing

We expect the shares of our common stock to be approved for listing on the NYSE, subject to notice of issuance under the symbol “MPG.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the perception that sales may occur, could materially adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital in the future.

Sale of Restricted Securities

Upon consummation of this offering, we will have 67,073,255 shares of our common stock outstanding. Of these shares, all shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. Of the remaining outstanding shares, 51,688,640 shares (49,380,948 shares if the underwriters exercise their option to purchase additional shares in full) will be deemed “restricted securities” under the Securities Act.

Lock-Up Arrangements and Registration Rights

In connection with this offering, we, each of our directors, executive officers and the selling stockholder will enter into lock-up agreements described under “Underwriting” that restrict the sale of our securities for up to 180 days after the date of this prospectus, subject to certain exceptions or an extension in certain circumstances. Merrill Lynch, Pierce, Fenner & Smith Incorporated may, at any time or from time to time before the termination of the lock-up period, release all or any portion of the securities subject to lock-up agreements; provided, however, that, subject to limited exceptions, if such release is for the securities of any of our officers or directors, at least three business days before the release, Merrill Lynch, Pierce, Fenner & Smith Incorporated must notify us of the impending release and will announce the impending release through a major news service at least two business days before the effective date of the release. When determining whether or not to release securities from the lock-up agreements, Merrill Lynch, Pierce, Fenner & Smith Incorporated may consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

In addition, following the expiration of the lock-up period, certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under federal securities laws. See “Certain Relationships and Related Person Transactions—Stockholders’ Agreement.” If these stockholders exercise this right, our other existing stockholders may require us to register their registrable securities.

Following the lock-up periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	one percent of the total number of shares of our common stock outstanding; or

•	the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Other than the shares of common stock sold in this offering, all shares of our common stock are subject to lock-up arrangements described above and will not be eligible for sale under Rule 144 immediately upon the closing.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Additional Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act to register 5,900,000 shares of our common stock to be issued or reserved for issuance under our 2014 Equity Incentive Plan. Such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a discussion of the material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock. This discussion does not provide a complete analysis of all potential U.S. federal income tax and estate tax considerations relating thereto. This description is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, administrative pronouncements, judicial decisions, and interpretations of the foregoing, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. Holders who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code. Moreover, this discussion does not address all of the tax consequences that may be relevant to you in light of your particular circumstances, nor does it discuss special tax provisions, which may apply to you if you are subject to special treatment under U.S. federal income tax laws, such as for certain financial institutions or financial services entities, insurance companies, tax-exempt entities, dealers in securities or currencies, entities that are treated as partnerships for U.S. federal income tax purposes, “controlled foreign corporations,” “passive foreign investment companies,” former U.S. citizens or long-term residents, persons deemed to sell common stock under the constructive sale provisions of the Code, and persons that hold common stock as part of a straddle, hedge, conversion transaction, or other integrated investment. In addition, this summary does not address the Medicare tax on certain investment income or any state, local or foreign taxes or any U.S. federal tax laws other than U.S. federal income tax laws and estate tax laws.

You are urged to consult with your own tax advisor concerning the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock, as well as the application of any state, local, and foreign income and other tax laws.

As used in this section, a “non-U.S. holder” is a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States,

•	a corporation (or other entity taxable as a corporation) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the purchase, ownership or disposition of our common stock.

If a partnership or other pass-through entity is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Any partner in a partnership or owner of a pass-through entity holding shares of our common stock should consult its own tax advisor.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF OTHER FEDERAL, FOREIGN, STATE OR LOCAL TAX LAWS, AND TAX TREATIES.

Distributions on Common Stock

If we pay distributions on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Dispositions of Common Stock.”

Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. federal withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing an Internal Revenue Service (“IRS”) Form W-8BEN or IRS Form W-8BEN-E, as applicable, to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder and, if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States are not subject to such withholding tax. To obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to the graduated tax described above, such effectively connected dividends received by corporate non-U.S. holders may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Dispositions of Common Stock

Subject to the discussion below on backup withholding and other withholding requirements, gain realized by a non-U.S. holder on a sale, exchange or other disposition of our common stock generally will not be subject to U.S. federal income or withholding tax, unless:

•	the gain (1) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States (in which case the special rules described below apply),

•	the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of such disposition and certain other conditions are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by certain U.S. source capital losses), or

•	we are, or have been, a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our common stock and the non-U.S. holder’s holding period for our common stock.

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals 50% or more of the sum of the fair market value of (a) its worldwide real property interests and (b) its other assets used or held for use in a trade or business. The tax relating to stock in a USRPHC does not apply to a non-U.S. holder whose holdings, actual and constructive, amount to 5% or less of our common stock at all times during the applicable period, provided that our common stock is regularly traded on an established securities market. We believe we have not been and are not currently a USRPHC, and do not anticipate being a USRPHC in the future.

If any gain from the sale, exchange or other disposition of our common stock, (1) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individuals, a fixed base) maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would also be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.

U.S. Federal Estate Tax

Individuals, or an entity the property of which is includable in an individual’s gross estate for U.S. federal estate tax purposes, should note that any of our common stock held at the time of such individual’s death will be included in such individual’s gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Any dividends that are paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns also may be made available to the tax authorities of the country in which the non-U.S. holder resides under the provisions of various treaties or agreements for the exchange of information. Unless the non-U.S. holder is an exempt recipient, dividends paid on our common stock and the gross proceeds from a taxable disposition of our common stock may be subject to additional information reporting and may also be subject to U.S. federal backup withholding (currently at a rate of 28%) if such non-U.S. holder fails to comply with applicable U.S. information reporting and certification requirements. Provision of any IRS Form W-8 appropriate to the non-U.S. holder’s circumstances will generally satisfy the certification requirements necessary to avoid the backup withholding.

Backup withholding is not an additional tax. Any amounts so withheld under the backup withholding rules will be refunded by the IRS or credited against the non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Other Withholding Requirements

Non-U.S. holders of our common stock may be subject to U.S. withholding tax at a rate of 30% under sections 1471 through 1474 of the Code (commonly referred to as “FATCA”). This withholding tax may apply if a non-U.S. holder (or any foreign financial institution or other non-U.S. non-financial entity that receives a payment on a non-U.S. holder’s behalf) does not comply with certain U.S. informational reporting requirements or otherwise qualifies for an exemption from these rules. The payments potentially subject to this withholding tax include dividends on, and gross proceeds from the sale or other disposition of, our common stock. Withholding under FATCA generally will apply to dividends paid on our common stock regardless of when they are paid. However, withholding under FATCA generally will only apply to payments of gross proceeds from the sale or other disposition of our common stock on or after January 1, 2017. Non-U.S. holders should consult their tax advisors regarding the possible implications of FATCA for their investment in our common stock.

IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Deutsche Bank Securities Inc., Barclays Capital Inc., Credit Suisse Securities (USA) LLC and RBC Capital Markets, LLC are acting as joint book-running managers of the offering and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Deutsche Bank Securities Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholder and the underwriters, the selling stockholder has agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholder, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
Deutsche Bank Securities Inc.
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
RBC Capital Markets, LLC
Robert W. Baird & Co. Incorporated
KeyBanc Capital Markets Inc.
Nomura Securities International, Inc.

Total	15,384,615

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. Sales of shares made outside the United States may be made by affiliates of the underwriters.

We and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

In connection with this offering and depending on the applicable facts and circumstances, the selling stockholder may be deemed to be an “underwriter” within the meaning of such term under the Securities Act. Based upon such facts and circumstances, including when and how shares of the Company’s common stock were acquired, the selling stockholder does not believe that it should be considered an “underwriter” within the meaning of such term under the Securities Act.

Commissions and Discounts

The representatives have advised us and the selling stockholder that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount paid by the selling stockholder	$	$	$
Proceeds, before expenses, to the selling stockholder	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $5.6 million and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses, in an amount equal to $25,000, incurred in connection with review by the Financial Industry Regulatory Authority, Inc. of the terms of this offering, as set forth in the underwriting agreement.

Option to Purchase Additional Shares

The selling stockholder has granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 2,307,692 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholder, our executive officers and directors and certain of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	exercise any right with respect to the registration or request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

We expect the shares to be approved for listing on NYSE, subject to notice of issuance under the symbol “MPG.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Certain of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In addition, under our Senior Credit facilities, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Deutsche Bank Securities Inc., RBC Capital Markets, LLC, KeyBanc Capital Markets Inc. and Nomura Securities International, Inc. and/or certain of their respective affiliates act as agents or lenders.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Residents of Canada

The offering of the common stock in Canada is being made on a private placement basis in reliance on exemptions from the prospectus requirements under the securities laws of each applicable Canadian province and territory where the common stock may be offered and sold, and therein may only be made with investors that are purchasing as principal and that qualify as both an “accredited investor” as such term is defined in National Instrument 45-106 Prospectus and Registration Exemptions and as a “permitted client” as such term is defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligation. Any offer and sale of the common stock in any province or territory of Canada may only be made through a dealer that is properly registered under the securities legislation of the applicable province or territory wherein the common stock is offered and/or sold or, alternatively, by a dealer that qualifies under and is relying upon an exemption from the registration requirements therein.

Any resale of the common stock by an investor resident in Canada must be made in accordance with applicable Canadian securities laws, which may require resales to be made in accordance with prospectus and registration requirements, statutory exemptions from the prospectus and registration requirements or under a discretionary exemption from the prospectus and registration requirements granted by the applicable Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the common stock outside of Canada.

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York, has passed upon the validity of the common stock offered hereby on behalf of us. Certain legal matters will be passed upon on behalf of the underwriters by Latham  & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedules of MPG as of December 31, 2013 and 2012 and for the year ended December 31, 2013 and the period from October 6, 2012 to December 31, 2012, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, and Deloitte & Touche LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firms as experts in accounting and auditing.

The consolidated financial statements of ASP HHI Holdings, Inc. and its subsidiaries (“HHI”) as of December 31, 2013 and 2012 (successor) and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity (deficit), and cash flows for the year ended December 31, 2013 (successor), the period from October 6, 2012 through December 31, 2012 (successor), the period from January 1, 2012 through October 5, 2012 (predecessor), and the year ended December 31, 2011 (predecessor), and the related financial statement schedules, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement. HHI’s financial statements and financial statement schedules for the successor periods are not presented separately herein, while HHI’s financial statements and financial statement schedules for the predecessor periods are presented as the predecessor entity in the MPG consolidated financial statements. Such financial statements and financial statement schedules have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated statements of operations, comprehensive income, stockholders’ equity (deficit) and cash flows of MD Investors Corporation and its subsidiaries for the 352-day period ended December 17, 2012 and the year ended December 31, 2011 have been included in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Grede Holdings LLC and its subsidiaries as of December 29, 2013 and December 30, 2012 and for each of the periods ended December 29, 2013, December 30, 2012 and January 1, 2012 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited interim financial information of MPG as of September 28, 2014 and for the nine month periods ended September 28, 2014 and September 29, 2013, included herein, KPMG LLP, an independent registered public accounting firm, has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, which refers to the work of other auditors, and included herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and current reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section at the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:

Metaldyne Performance Group Inc.

47659 Halyard Drive

Plymouth, MI 48170

Telephone: (734) 207-6200

Attn: Investor Relations

INDEX TO FINANCIAL STATEMENTS

Page
REGISTRANT FINANCIAL STATEMENTS:

CONSOLIDATED FINANCIAL STATEMENTS OF METALDYNE PERFORMANCE GROUP INC.

Reports of Independent Registered Public Accounting Firms	F-3

Balance Sheets as of December 31, 2013 and December 31, 2012	F-5

Statements of Operations for the Year Ended December 31, 2013, Successor Period 2012, Predecessor Period 2012 and Year Ended December 31, 2011	F-6

Statements of Comprehensive Income (Loss) for the Year Ended December 31, 2013, Successor Period 2012, Predecessor Period 2012 and Year Ended December 31, 2011	F-7

Statements of Stockholders’ Equity (Deficit) for the Year Ended December 31, 2013, Successor Period 2012, Predecessor Period 2012 and Year Ended December 31, 2011	F-8

Statements of Cash Flows for the Year Ended December 31, 2013, Successor Period 2012, Predecessor Period 2012 and Year Ended December 31, 2011	F-9

Notes to the Consolidated Financial Statements	F-10

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF METALDYNE PERFORMANCE GROUP INC.

Report of Independent Registered Public Accounting Firms	F-49

Balance Sheets as of September 28, 2014 and December 31, 2013	F-51

Statements of Operations for the Nine Month Period Ended September 28, 2014 and Nine Month Period Ended September 29, 2013	F-52

Statements of Comprehensive Income (Loss) for the Nine Month Period Ended September 28, 2014 and Nine Month Period Ended September 29, 2013	F-53

Statements of Stockholders’ Equity (Deficit) for the Nine Month Period Ended September 28, 2014 and Nine Month Period Ended September 29, 2013	F-54

Statements of Cash Flows for the Nine Month Period Ended September 28, 2014 and Nine Month Period Ended September 29, 2013	F-55

Notes to the Unaudited Condensed Consolidated Financial Statements	F-56

ACQUIRED ENTITIES’ FINANCIAL STATEMENTS:

CONSOLIDATED FINANCIAL STATEMENTS OF MD INVESTORS CORPORATION

Independent Auditors’ Report	F-71

Statements of Operations for the 352-Day Period Ended December 17, 2012 and Year Ended December 31, 2011	F-72

Statements of Comprehensive Income for the 352-Day Period Ended December 17, 2012 and Year Ended December 31, 2011	F-73

Statements of Stockholders’ Equity (Deficit) for the 352-Day Period Ended December 17, 2012 and the Year Ended December 31, 2011	F-74

Statements of Cash Flows for the 352-Day Period Ended December 17, 2012 and Year Ended December 31, 2011	F-75

Notes to Consolidated Financial Statements	F-76

Report of Independent Registered Public Accounting Firm

The Board of Directors

Metaldyne Performance Group Inc.:

We have audited the accompanying consolidated balance sheets of Metaldyne Performance Group Inc. and subsidiaries (the Company) as of December 31, 2013 and December 31, 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity (deficit), and cash flows for the year ended December 31, 2013 and the period from October 6, 2012 through December 31, 2012. In connection with our audits of the consolidated financial statements, we also have audited Schedule I: Condensed Financial Information of Metaldyne Performance Group Inc. and Schedule II: Valuation and Qualifying Accounts of Metaldyne Performance Group Inc. (the financial statement schedules) for the year ended December 31, 2013 and the period from October 6, 2012 to December 31, 2012. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audit. We did not audit the financial statements and financial statement schedules of ASP HHI Holdings, Inc., a wholly owned subsidiary, which financial statements reflect total assets constituting 45% and 46% as of December 31, 2013 and 2012, respectively, and net sales constituting 45% and 91% for the year ended December 31, 2013 and the period from October 6, 2012 through December 31, 2012, respectively, of the related consolidated totals. Those financial statements and financial statement schedules were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for ASP HHI Holdings, Inc., is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metaldyne Performance Group Inc. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the year ended December 31, 2013 and the period from October 6, 2012 through December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, based on our audits and the report of other auditors, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Detroit, Michigan

August 22, 2014, except for the effects of the stock split

as disclosed in Note 25, to which the date is December 1, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Metaldyne Performance Group Inc.

Plymouth, MI

We have audited the consolidated balance sheets of ASP HHI Holdings, Inc. and subsidiaries (the “Company”), a subsidiary of and predecessor to Metaldyne Performance Group Inc. (“MPG”), as of December 31, 2013 and 2012 (successor) and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity (deficit), and cash flows for the year ended December 31, 2013 (successor), the period from October 6, 2012 through December 31, 2012 (successor), the period from January 1, 2012 through October 5, 2012 (predecessor), and the year ended December 31, 2011 (predecessor). Our audits also included the financial statement schedules listed in the Index at Item 16. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. The Company’s financial statements and financial statement schedules for the successor periods are not presented separately herein, while the Company’s financial statements and financial statement schedules for the predecessor periods are presented as the predecessor entity in the MPG consolidated financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ASP HHI Holdings, Inc. and subsidiaries as of December 31, 2013 and 2012 (successor) and the results of their operations and their cash flows for the year ended December 31, 2013 (successor), the period from October 6, 2012 through December 31, 2012 (successor), the period from January 1, 2012 through October 5, 2012 (predecessor), and the year ended December 31, 2011 (predecessor), in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the Company’s basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Detroit, MI

August 22, 2014

METALDYNE PERFORMANCE GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In thousands except per share data)

	December 31,
	2013	2012
Assets
Current assets:
Cash and cash equivalents	$68,224	40,331
Receivables, net:
Trade	222,304	205,013
Other	26,605	43,838

Total receivables, net	248,909	248,851
Inventories	154,800	152,279
Deferred income taxes	10,378	14,386
Prepaid expenses	10,750	11,382
Other assets	16,121	39,960

Total current assets	509,182	507,189
Property and equipment, net	539,504	546,220
Goodwill	657,991	657,991
Amortizable intangible assets, net	463,956	497,581
Deferred income taxes, noncurrent	2,785	1,936
Other assets	43,398	39,245

Total assets	$2,216,816	2,250,162

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$180,581	167,590
Accrued compensation	40,079	29,155
Accrued liabilities	54,911	97,575
Deferred income taxes	16,959	268
Short-term debt	20,378	8,016
Current maturities, long-term debt	24,143	14,329

Total current liabilities	337,051	316,933
Long-term debt, less current maturities	1,235,525	1,061,373
Deferred income taxes	287,960	314,307
Other long-term liabilities	31,100	37,046

Total liabilities	1,891,636	1,729,659

Stockholders’ equity:
Common Stock: par $0.001, 400,000 authorized, 67,073 issued and outstanding	67	67
Paid-in capital	557,548	550,846
Deficit	(231,231)	(31,932)
Accumulated other comprehensive loss	(3,299)	(382)

Total equity attributable to stockholders	323,085	518,599
Noncontrolling interest	2,095	1,904

Total stockholders’ equity	325,180	520,503

Total liabilities and shareholders’ equity	$2,216,816	2,250,162

See accompanying notes to financial statements.

METALDYNE PERFORMANCE GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per share amounts)

	Successor		Predecessor
	Year ended December 31, 2013	Successor Period 2012	Predecessor Period 2012	Year ended December 31, 2011
Net sales	$2,017,281	205,313	680,514	787,307
Cost of sales	1,708,673	199,514	558,992	643,441

Gross profit	308,608	5,799	121,522	143,866
Selling, general and administrative expenses	123,239	14,354	116,645	34,675
Acquisition costs	—	25,921	13,421	—

Operating profit (loss)	185,369	(34,476)	(8,544)	109,191

Interest expense, net	74,667	11,148	25,766	31,560
Other, net	17,872	1,510	2,455	6,359

Other expense, net	92,539	12,658	28,221	37,919

Income (loss) before tax	92,830	(47,134)	(36,765)	71,272
Income tax expense (benefit)	34,969	(15,247)	(11,123)	24,536

Net income (loss)	57,861	(31,887)	(25,642)	46,736
Income attributable to noncontrolling interest	293	45	136	124

Net income (loss) attributable to stockholders	$57,568	(31,932)	(25,778)	46,612

Weighted average shares outstanding	67,073	67,073	17,694	17,687
Net income (loss) per share attributable to stockholders Basic and diluted	$0.86	(0.48)	(1.46)	2.64

See accompanying notes to financial statements.

METALDYNE PERFORMANCE GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Successor		Predecessor
	Year ended December 31, 2013	Successor Period 2012	Predecessor Period 2012	Year ended December 31, 2011
Net income (loss)	$57,861	(31,887)	(25,642)	46,736
Other comprehensive income (loss), net of tax:
Foreign currency translation	(3,481)	(397)	296	(169)
Net actuarial gain (loss) on defined benefit plans (net of tax of $101, $4, $—, and $237, respectively)	462	6	—	(372)

Other comprehensive income (loss), net of tax	(3,019)	(391)	296	(541)

Comprehensive income (loss)	54,842	(32,278)	(25,346)	46,195
Less comprehensive income attributable to noncontrolling interest	191	36	139	109

Comprehensive income (loss) attributable to stockholders	$54,651	(32,314)	(25,485)	46,086

See accompanying notes to financial statements.

METALDYNE PERFORMANCE GROUP INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands)

	Membership Interests	Deficit	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total stockholders’ equity (deficit)
Predecessor
Predecessor balance, December 31, 2010	$94,553	(133,455)	(759)	488	(39,173)
Dividends, net of $1,949 of tax		(98,756)			(98,756)
Net income		46,612		124	46,736
Other comprehensive loss			(526)	(15)	(541)

Predecessor balance, December 31, 2011	$94,553	(185,599)	(1,285)	597	(91,734)
Purchase of treasury stock					—
Stock-based compensation expense reversal	(2,561)				(2,561)
Dividends, net of $1,323 of tax benefits on restricted stock units		(68,677)			(68,677)
Net income		(25,778)		136	(25,642)
Other comprehensive income			293	3	296

Balance, October 5, 2012	$91,992	(280,054)	(992)	736	(188,318)

	Common stock	Paid-in capital	Deficit	Accumulated other comprehensive loss	Noncontrolling interest	Total stockholders’ equity (deficit)
Successor
Balance, October 6, 2012	$—	—	—	—	—	—
Retrospecitve recognition of the Combination and stock split	67					67
Other		625				625
Recognition of the HHI Transaction		254,734			956	255,690
Recognition of the Metaldyne Transaction		295,387			912	296,299
Stock-based compensation expense		100				100
Net income (loss)			(31,932)		45	(31,887)
Other comprehensive loss				(382)	(9)	(391)

Balance, December 31, 2012	67	550,846	(31,932)	(382)	1,904	520,503
Dividends			(256,867)			(256,867)
Other		527				527
Stock-based compensation expense		6,175				6,175
Net income			57,568		293	57,861
Other comprehensive loss				(2,917)	(102)	(3,019)

Balance, December 31, 2013	$67	557,548	(231,231)	(3,299)	2,095	325,180

See accompanying notes to financial statements.

METALDYNE PERFORMANCE GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Successor		Predecessor
	Year ended December 31, 2013	Successor Period 2012	Predecessor Period 2012	Year ended December 31, 2011
Cash flows from operating activities:
Net income (loss)	$57,861	(31,887)	(25,642)	46,736
Adjustments to reconcile net income (loss) to cash provided by (used for) operating activities:
Depreciation and amortization	163,382	18,692	20,001	22,930
Debt fee amortization	7,628	944	2,677	3,510
(Gain) loss on fixed asset dispositions	1,419	—	(1,052)	97
Deferred income taxes	(9,216)	(17,364)	5,130	12,423
Recognition of deferred gain	—	—	(729)	(958)
Recognition of deferred revenue	(1,343)	(573)	(1,644)	(2,161)
Noncash interest expense	966	25	—	—
Write-down of purchase price receivable	10,121	—	—	—
Stock-based compensation expense	6,175	100	—	—
Foreign currency adjustment	2,204	1,793	—	—
Other	3,706	56	2,687	7,267
Changes in assets and liabilities:
Receivables, net	(14,631)	19,696	(8,858)	(11,058)
Inventories	(1,962)	12,109	(1,139)	(21,818)
Prepaid expenses and other assets	28,550	6,202	(31,756)	868
Accounts payable, accrued liabilities and accrued compensation	(14,988)	(10,797)	106,010	(4,541)
Long-term assets and liabilities, other	(5,614)	(807)	(982)	(2,367)

Net cash provided by (used for) operating activities	234,258	(1,811)	64,703	50,928

Cash flow from investing activities:
Capital expenditures	(122,256)	(10,430)	(32,592)	(24,179)
Proceeds from sale of fixed assets	1,068	—	1,513	1,813
Capitalized patent costs	(352)	(114)	(222)	(327)
HHI Transaction, net of cash acquired	—	(722,248)	—	—
Metaldyne Transaction, net of cash acquired	—	(782,165)	—	—
Release of escrow from the Metaldyne Transaction	4,807	—	—	—

Net cash used for investing activities	(116,733)	(1,514,957)	(31,301)	(22,693)

Cash flows from financing activities:
Cash dividends	(256,867)	—	(70,000)	(100,705)
Proceed from other stock activity	579	—	—	—
Proceeds from stock issuance	—	545,993	—	—
Borrowings of short-term debt	545,621	6,000	38,900	192,964
Repayments of short-term debt	(533,182)	—	(38,903)	(205,661)
Proceeds of long-term debt	240,000	1,040,252	49,875	322,562
Principal payments of long-term debt	(59,904)	—	(2,814)	(224,721)
Payment of debt issue costs	(14,956)	(34,851)	(2,455)	(6,925)
Proceeds of other debt	1,390	—	—	—
Principal payments of other debt	(3,756)	(250)	(1,947)	(1,854)
Payment of contigent consideration for the Metaldyne Transaction	(10,000)	—	—	—

Net cash provided by (used for) financing activities	(91,075)	1,557,144	(27,344)	(24,340)
Effect of exchange rates on cash	1,443	(45)	344	(479)

Net increase in cash and cash equivalents	27,893	40,331	6,402	3,416

Cash and cash equivalents:
Cash and cash equivalents, beginning of period	40,331	—	4,203	787
Net increase in cash and cash equivalents	27,893	40,331	6,402	3,416

Cash and cash equivalents, end of period	$68,224	40,331	10,605	4,203

Supplementary cash flow information:
Cash paid for income taxes, net	$46,889	324	15,549	12,176
Cash paid for interest	77,881	5,217	22,004	27,871
Noncash transactions:
Capital expenditures in accounts payables	15,378	18,213	2,410	3,328

See accompanying notes to financial statements.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of the Business

Metaldyne Performance Group Inc. is a leading provider of components for use in engine, transmission and driveline (“Powertrain”) and chassis, suspension, steering and brake component (“Safety-Critical”) Platforms for the global light, commercial and industrial vehicle markets. We produce these components using complex metal-forming manufacturing technologies and processes for a global customer base of vehicle Original Equipment Manufacturers (“OEMs”) and Tier I suppliers. Our components help OEMs meet fuel economy, performance and safety standards. Our metal-forming manufacturing technologies and processes include aluminum casting (“Aluminum Die Casting”), cold, warm or hot forging (“Forging”), iron casting (“Iron Casting”), and powder metal forming (“Powder Metal Forming”), as well as value-added precision machining and assembly (“Advanced Machining and Assembly”). These technologies and processes are used to create a wide range of customized Powertrain and Safety-Critical components that address requirements for power density (increased component strength to weight ratio), power generation, power / torque transfer, strength and Noise, Vibration and Harshness (“NVH”). The Company is organized and operated as two operating segments: the HHI segment and the Metaldyne segment.

(2) Basis of Presentation and Consolidation

Basis of Presentation

Metaldyne Performance Group Inc. was formed through the reorganization of ASP HHI Holdings, Inc. (together with its subsidiaries, “HHI”), ASP MD Holdings, Inc. (together with its subsidiaries, “Metaldyne”) and ASP Grede Intermediate Holdings LLC (together with its subsidiaries, “Grede”) on August 4, 2014 (the “Combination”). The Combination occurred through mergers with three separate wholly-owned merger subsidiaries of Metaldyne Performance Group Inc. (“MPG,” the “Company,” “we,” “our” and “us” and similar terms refer to Metaldyne Performance Group Inc. and all of its subsidiaries, including HHI, Metaldyne and Grede). In connection with the Combination, 13.4 million shares of MPG Common Stock were issued in exchange for the outstanding shares of HHI, Metaldyne and Grede. On November 18, 2014, the outstanding shares of MPG Common Stock were split at a 5-to-1 ratio (the “Stock Split”). After the Stock Split, 67.1 million shares were outstanding. The number of authorized shares was increased to 400.0 million.

These financial statements present HHI, as the predecessor to MPG. HHI Group Holdings, Inc. (the “Predecessor Company”) was acquired by an affiliate of American Securities LLC (together with its affiliates, “American Securities”) on October 5, 2012. Metaldyne was acquired by a subsidiary of American Securities on December 18, 2012. Grede was acquired by American Securities on June 2, 2014.

The period from January 1, 2011 to October 5, 2012 is referred to as the Predecessor Period and the period from October 6, 2012 to December 31, 2013 as the Successor Period. The period from October 6, 2012 to December 31, 2012 is referred to as Successor Period 2012 and the period from January 1, 2012 to October 5, 2012 is referred to as Predecessor Period 2012.

Consolidation

The Combination has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests, that is, the bases of accounting of HHI and Metaldyne were carried over to MPG. These financial statements reflect the retrospective application of the MPG capital structure and the Stock Split for all successor periods. These financial statements reflect the accounts of HHI for all periods and Metaldyne from December 18, 2012 forward.

All significant intercompany balances and transactions have been eliminated in consolidation.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3) Significant Accounting Policies

The financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) as defined by the Financial Accounting Standards Board (“FASB”) within the FASB Accounting Standards Codification (“ASC”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported therein. Use of significant estimates and judgements are inherent in the accounting for acquisitions, stock-based compensation, income taxes and employee benefit plans, as well as in the testing of goodwill and long-lived assets for potential impairment. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from these estimates.

Revenue Recognition

Revenue is recognized when there is evidence of a sale, delivery has occurred or services have been rendered, the sales price is fixed or determinable and the collectibility of receivables is reasonably assured. The Company has ongoing adjustments to its pricing arrangements with customers based on the related content and cost of its products. These adjustments are accrued as products are shipped to customers. Such pricing accruals are adjusted periodically and as they are settled with the customers. The Company has agreements allowing the pass-through of changes in the prices of raw materials referred to as material surcharges. Material surcharges are recognized as revenue when an agreement is reached, delivery of the goods has occurred and the amount of the material surcharge is determinable.

Cash and Cash Equivalents

All highly liquid investments with an initial maturity of three months or less are considered to be cash and cash equivalents. A cash pooling strategy is in place with certain foreign operations.

Receivables

Accounts receivable are stated at amounts estimated by management to be the net realizable value. An allowance for doubtful accounts is recorded when it is probable that amounts will not be collected based on specific identification of customer circumstances, age of the receivable and other pertinent information. As of December 31, 2013 and 2012, receivables are stated net of an allowance for doubtful accounts of $1.1 million and $0.2 million, respectively. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

To reflect customer receivables at their estimated net realizable value, valuation allowances are recorded based upon current information. As of December 31, 2013 and 2012, allowances representing pricing accruals and anticipated customer deductions were $8.0 million and $4.8 million, respectively.

Agreements are in place with international factoring companies to sell customer accounts receivable from locations in France, Germany, the Czech Republic, and the United Kingdom (“U.K.”) on a nonrecourse basis. The Company collects payment and remits such collections to the factoring companies for a portion of the sold receivables. The Company has no continuing involvement with all other sold receivables. As of December 31, 2013 and 2012, $56.1 million and $54.8 million, respectively, of accounts receivable were

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

available for sale under these agreements and approximately $28.9 million and $33.6 million, respectively, were sold. A commission is paid to the factoring company plus interest calculated from the date the receivables are sold to either the customer’s due date or a specified number of days thereafter or until the receivable is deemed uncollectible. Commission expense related to these agreements is recorded in other expense, net and was $1.0 million for 2013. There was no associated commission expense for Successor Period 2012, Predecessor Period 2012 and 2011.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method for over 90% of our inventories. Cost includes the cost of materials, direct labor and the applicable share of manufacturing overhead. Supply contracts of one-year or longer-term are secured for certain of its major raw material purchases to protect against inflation and reduce its raw material cost structure. To the extent management determines it is holding excess or obsolete inventory, the inventory is written down to its net realizable value.

Pre-production Costs on Long-term Supply Arrangements

Pre-production engineering, research and development costs related to products made for customers under long-term supply agreements are expensed as incurred. Pre-production tooling costs related to products made for customers under long-term supply agreements are expensed when reimbursement is not contractually guaranteed by the customer or where the customer has not provided a noncancelable right to use the tooling.

Long-lived assets

Long-lived assets other than goodwill are evaluated for impairment if adverse events or changes in circumstances indicate it is more-likely-than-not that the assets are impaired. For each asset group affected by such impairment indicators, the recoverability of the carrying value of that asset group is determined by comparing the forecasted undiscounted cash flows related to that asset group to the asset group’s carrying value.

Property and equipment, net: Property and equipment additions, including significant improvements, are recorded at cost, less accumulated depreciation. Upon retirement or disposal of property and equipment, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in cost of sales. Repair and maintenance costs are charged to expense as incurred.

Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets. Assets held under capital lease are included in property and equipment, net and the depreciation of these assets is included in accumulated depreciation. Capital lease assets are depreciated over the lesser of the lease term or their useful lives.

Amortizable intangible assets, net: The useful lives of intangible assets are determined based on consideration of multiple factors including the Company’s expected use of the assets, the expected useful life of related assets and other external factors that may limit the useful life. Amortization is provided for using the straight-line method over the estimated useful lives for intangible assets with definite useful lives.

Goodwill Impairment Testing

Goodwill is evaluated for impairment annually or more often if a triggering even occurs between annual tests. The annual tests are performed in the fourth quarter.

For each reporting unit to which goodwill has been assigned, the evaluation for impairment entails a quantitative analysis of the fair value of the reporting unit compared to the carrying value of the reporting unit or

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the Company may opt to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the quantitative assessment.

Foreign Currency Translation

The financial statements of foreign subsidiaries are translated to U.S. dollars at end-of-period exchange rates for assets and liabilities and an average monthly exchange rate for revenues and expenses. Translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within equity. Transaction gains and losses arising from fluctuations in foreign currency exchange rates on transactions denominated in currencies other than a subsidiary’s functional currency are recognized in other expense, net.

Stock-based Compensation

Stock-based compensation awards to employees and members of our boards of directors are accounted for based upon their grant-date calculated value and recognize as expense over the requisite service period. The determination of calculated value differs from fair value in that the volatility assumption used in determining the value of the awards is based on the volatility of comparable companies rather than a volatility assumption for the issuing entity. Use of calculated value is necessary as the issuing entities are non-public entities and, therefore, sufficient information to estimate entity level volatility is unavailable. For purposes of calculating stock-based compensation, we estimate the calculated value of stock options using a Black-Scholes or binomial option pricing model.

Employee Benefit Plans

Annual net periodic benefit expense and benefit liabilities under defined benefit pension plans and statutory retirement benefits are determined on an actuarial basis. Assumptions used in the actuarial calculations have a significant impact on plan obligations and expense. Pensions and other postretirement employee benefit costs and related liabilities and assets are dependent upon assumptions used in calculating such amounts. These assumptions include discount rates, expected returns on plan assets, health care cost trends, compensation and other factors. Each year end, actual experience is compared to the more significant assumptions used and the assumptions are adjusted, if warranted. Discount rates are based upon an expected benefit payments duration analysis and the equivalent average yield rate for high quality fixed income investments. Certain pension benefits are funded through deposits with trustees and the expected long-term rate of return on fund assets is based upon actual historical returns modified for known changes in the market and any expected change in investment policy. Actual results that differ from the assumptions used are accumulated and amortized over future periods, and accordingly, generally affect recognized expense in future periods.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The effect of income tax positions are recognized only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest and penalties related to unrecognized tax benefits are recorded in income tax expense.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Noncontrolling Interests

The accumulated amount of noncontrolling interests is classified in the consolidated balance sheet as a component of total stockholders’ equity and noncontrolling interests are reflected in the consolidated statements of stockholders’ equity (deficit) and comprehensive income (loss).

(4) Recent Accounting Pronouncements

Recently Issued Accounting Pronouncements

In March 2013, the FASB issued ASU 2013-05, Parent’s Accounting for the Cumulative Translation Adjustment upon De-recognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, which amends ASC 830, Foreign Currency Matters. The amendments in this ASU resolve the diversity in practice regarding the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity. This ASU is effective prospectively for annual and interim periods beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Early adoption is permitted. This update is not expected to have a significant impact on the consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This ASU changes the criteria for reporting discontinued operations and requires expanded disclosures about discontinued operations. The guidance is effective for fiscal years beginning on or after December 15, 2014 and should be applied prospectively. Early adoption is permitted. The adoption of this ASU is not expected to have a material impact on the consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for the interim and annual periods beginning on or after December 15, 2016. Early adoption is not permitted. The guidance permits the use of either a retrospective or cumulative effect transition method. We have not yet selected a transition method and are currently evaluating the impact of the amended guidance on the consolidated financial statements.

(5) Acquisitions

HHI Transaction

The acquisition of HHI by American Securities (the “HHI Transaction”) on October 5, 2012 was accounted for under the acquisition method. As such, all assets acquired and liabilities assumed were recorded at their estimated fair values at the date of acquisition. The accounting for the acquisition has been pushed-down to the financial statements of the Company.

The HHI Transaction was a cash purchase. The purchase price for the HHI Transaction, net of cash and cash equivalents, was $722.2 million. The acquisition was funded by cash from capital contributions

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($235.0 million from affiliates of American Securities and $19.7 million from certain members of the HHI management team) and the issuance of term loan debt. After the HHI Transaction, affiliates of American Securities owned 92.3% and certain members of HHI management owned 7.7% of HHI. Sale proceeds of $77.3 million were placed into an escrow account to be released upon the finalization of various true-up calculations and once certain representations and warranties have settled. As of December 31, 2013, $32.3 million of the escrow had been released to the sellers, $33.8 million was released in April 2014 and the final release is expected in November 2015, provided the related representations and warranties have settled.

Purchase Accounting

The purchase price was allocated to the assets acquired and liabilities assumed according to their estimated fair values at the time of acquisition as follows:

October 5, 2012
(In thousands)
Fair value of consideration	$722,248
Assets acquired:
Receivables	117,347
Inventories	92,900
Prepaid expenses and other current assets	47,873
Property and equipment	232,399
Amortizable intangible assets	224,300
Other assets	4,442

Total assets acquired	719,261

Liabilities assumed:
Accounts payable	61,036
Accrued expenses	20,586
Other current liabilities	50,190
Capital lease obligations	21,954
Deferred tax liabilities	141,375
Other long-term liabilities	10,315

Total liabilities assumed	305,456
Net identifiable assets acquired, net of cash and cash equivalents	413,805
Noncontrolling interest	(956)

Goodwill	$309,399

The valuation method used to estimate the fair value of assets acquired and liabilities assumed entailed either a cost approach, a market approach, an income approach or a combination of those approaches based on the nature of the asset or liability being valued. The estimated value of property and equipment was determined using both a cost approach, relying on estimated replacement costs, and a market approach, relying on comparable transactions. Within amortizable net assets, customer relationships and platforms were valued using an income approach, relying on estimated multi-period excess earnings attributable to the relationship or platform.

The estimated fair value of inventories was $11.1 million higher than the carrying value at the time of acquisition. The entire amount of this step-up in value was expensed within cost of sales in Successor Period 2012, based on an analysis of HHI’s inventory turns.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Non-controlling interest represents the estimated value of the minority ownership of certain HHI subsidiaries. The value of such non-controlling interest was determined using an income approach, relying on estimated cash flows of the less-than-100%-owned subsidiaries.

Goodwill recognized is primarily attributable to potential operational synergies related to overhead cost reductions and the assembled workforce. None of the goodwill recognized was deductible for tax purposes.

HHI Transaction-related expenses of $10.3 million were incurred and recorded within acquisition costs in Successor Period 2012, of which $7.5 million was paid to related parties. HHI Transaction-related expenses of $13.4 million were incurred and recorded within acquisition costs in Predecessor Period 2012.

The amount of HHI revenues and earnings included in the statements of operations subsequent to the HHI Transaction was as follows:

	Successor
	2013	Successor Period 2012
	(In thousands)
Revenues: Net sales	$906,516	186,416
Earnings: Income (loss) before income taxes	57,034	(18,386)

Metaldyne Transaction

The acquisition of Metaldyne by American Securities (the “Metaldyne Transaction”) on December 17, 2012 was accounted for under the acquisition method. As such, all assets acquired and liabilities assumed were recorded at their estimated fair values at the date of acquisition. The accounting for the acquisition has been pushed-down to the financial statements of the Company.

The purchase price of the Metaldyne Transaction, including contingent consideration was $833.7 million. The Metaldyne Transaction was financed through a $620 million Senior Secured Credit Facility which included a $75 million revolving credit facility (of which $6 million was outstanding as of December 18, 2012), $295 million in cash and equity (of which $290.0 million was paid by affiliates of American Securities and $0.5 million was paid and $4.8 million of equity was converted by certain members of the Metaldyne management team) and $175 million of Metaldyne’s cash as of December 18, 2012. After the Metaldyne Transaction, affiliates of American Securities owned 98.2% and certain members of Metaldyne management owned 1.8% of Metaldyne.

Purchase Accounting

The fair value assigned to the assets acquired, including goodwill, liabilities assumed and noncontrolling interests totaled $833.7 million. Sale proceeds of $46.0 million were placed into an escrow account to be released upon the finalization of various true-up calculations and once certain representations and warranties have settled. As of December 31, 2013, $23.7 million had been released. Final release for the remaining escrow balance is expected in December 2015 provided all pending claims are resolved at that time.

The Metaldyne Transaction provided for earn out payments totaling up to $10.0 million contingent upon the achievement of certain targets for earnings before interest, taxes, depreciation and amortization (“EBITDA)” for the full year ended December 31, 2012. Based on the results for this period, Metaldyne exceeded its EBITDA

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

target for payment of the full $10.0 million of contingent consideration. The $9.9 million fair value of the contingent consideration is included in accrued liabilities as of December 31, 2012. The full $10.0 million was paid during 2013.

The Metaldyne Transaction agreement provided for a purchase price adjustment whereby estimated cash, working capital, indebtedness, and transaction expenses (all as defined in the agreement) are compared to actual results and a purchase price increase or decrease is recognized. Based on the calculation of the actual results of these items at December 17, 2012, $14.9 million was recorded in other receivables as of December 31, 2012, to reflect the net decrease in the purchase price due from the former stockholders.

During 2013, the former stockholders disputed the calculation of the purchase price adjustment. The dispute was ultimately resolved through an arbitration process resulting in a reduction of the purchase price adjustment in favor of the former stockholders of $10.1 million. This amount was recorded in other expense, net in during 2013. The remaining purchase price adjustment of $4.8 million was received in cash in 2013.

The Metaldyne Transaction consideration was allocated to specific assets and liabilities based on their estimated fair values as follows:

December 18, 2012
(In thousands)
Cash	$823,775
Contingent consideration arrangement	9,899

Fair value of consideration transferred	833,674

Recognized amounts of identified assets acquired and liabilities assumed:
Cash	37,037
Accounts receivable	137,382
Inventories	71,425
Prepaid expense and other current assets	18,403
Property and equipment	317,415
Amortizable intangible assets	277,450
Other noncurrent assets	2,776
Trade and other payables	(161,951)
Long-term liabilities	(213,943)

Total identifiable net assets	485,994
Noncontrolling interest	(912)

Goodwill	$348,592

The valuation method used to estimate the fair value of assets acquired and liabilities assumed entailed either a cost approach, a market approach, an income approach or a combination of those approaches based on the nature of the asset or liability being valued. The estimated value of property and equipment was determined using both a cost approach, relying on estimated replacement costs, and a market approach, relying on comparable transactions. Within amortizable net assets, customer relationships and platforms were valued using an income approach, relying on estimated multi-period excess earnings attributable to the relationship or platform.

The estimated fair value of inventories was $7.6 million higher than the carrying value at the time of the acquisition. Of this step-up in value, $6.2 million is included in cost of sales for Successor Period 2012. The remaining $1.4 million was included in cost of sales in 2013. The amounts allocated to the aforementioned periods were based on an analysis of Metaldyne’s average inventory turns.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Non-controlling interest represents the estimated value of the minority ownership of certain Metaldyne subsidiaries. The value of such non-controlling interest was determined using an income approach, relying on estimated cash flows of the less-than-100%-owned subsidiaries.

During 2013, the initial estimate of deferred income taxes in connection with the Metaldyne Transaction was adjusted. As a result, deferred tax liabilities and goodwill were reduced by $10.2 million as of December 18, 2012. There was no associated impact to net income for Successor Period 2012.

Goodwill recognized is primarily attributable to potential operational synergies related to overhead cost reductions and the assembled workforce. None of the goodwill recognized was deductible for tax purposes.

Metaldyne Transaction-related expenses of $15.6 million were incurred and recorded within acquisition costs in Successor Period 2012, of which $8.2 million was paid to related parties.

The amount of Metaldyne revenues and earnings included in the statements of operations subsequent to the Metaldyne Transaction was as follows:

	Successor
	2013	Successor Period 2012
	(In thousands)
Revenues: Net sales	$1,110,765	18,897
Earnings: Income (loss) before income taxes	35,796	(28,748)

Supplemental Pro Forma Information (Unaudited)

The following table presents the revenues and earnings of MPG on a pro forma basis as if the HHI Transaction and the Metaldyne Transaction had occurred on January 1, 2011:

	Pro Forma Year ended December 31,
	2012	2011
	(In thousands)
Revenues: Net sales	$1,917,600	1,834,600
Earnings: Income (loss) before income taxes	80,000	(6,100)

These results do not purport to be indicative of the results of operations which actually would have resulted had the HHI Transaction and the Metaldyne Transaction occurred on January 1, 2011, or of the future results of operations of the Company.

(6) Inventories

	2013	2012
	(In thousands)
Raw materials	$49,459	51,718
Work in process	55,197	52,727
Finished goods	50,144	47,834

Total inventories	$154,800	152,279

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(7) Other Assets, Current

	2013	2012
	(In thousands)
Income tax receivable	$6,781	26,989
Other	9,340	12,971

Total other assets, current	$16,121	39,960

(8) Property and Equipment

	Estimated Useful Lives	2013	2012
		(In thousands)
Land and land improvements	0 - 30	$16,680	15,973
Buildings and improvements	1 - 30	54,260	48,879
Machinery and equipment	1 - 15	537,195	439,852
Assets not yet placed in service		69,749	55,600

		677,884	560,304
Accumulated depreciation		(138,380)	(14,084)

Property and equipment, net		$539,504	546,220

Property and equipment are depreciated on a straight-line basis. Depreciation expense was $126.9 million for 2013, $14.4 million for Successor Period 2012, $19.7 million for Predecessor Period 2012, and $22.6 million for 2011.

Included in machinery and equipment are gross carrying values for assets under capital lease of $15.3 million and $15.1 million as of December 31, 2013 and December 31, 2012, respectively; related accumulated depreciation was $4.0 million and zero as of December 31, 2013 and December 31, 2012, respectively.

(9) Goodwill

Changes in the carrying value of goodwill by segment were as follows:

	HHI Segment	MDH Segment	Total
	(In thousands)
Goodwill resulting from HHI Transaction	$309,399	—	309,399
Goodwill resulting from Metaldyne Transaction	—	348,592	348,592

Balance December 31, 2012	$309,399	348,592	657,991

Balance December 31, 2013	$309,399	348,592	657,991

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(10) Amortizable Intangible Assets

During Successor Period 2012, the following amortizable intangible assets were recognized as part of the HHI Transaction and the Metaldyne Transaction:

	HHI Transaction	MDH Transaction	Total	Weighted Average Amortization Period
	(In thousands)			(In years)
Customer relationships and platforms	$214,500	192,000	406,500	15
Patented and unpatented technology	6,500	85,100	91,600	16
Licensing agreements	2,600	350	2,950	10
Trade names and trademarks	700	—	700	25

Total	$224,300	277,450	501,750	15

The carrying amount and accumulated amortization of intangible assets as of December 31 were as follows:

	2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(In thousands)
Customer relationships and platforms	$406,500	(30,293)	376,207
Patented and unpatented technology	92,067	(7,568)	84,499
Licensing agreements	2,950	(366)	2,584
Trade names and trademarks	700	(34)	666

Total	$502,217	(38,261)	463,956

	2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(In thousands)
Customer relationships and platforms	$406,500	(3,801)	402,699
Patented and unpatented technology	91,718	(418)	91,300
Licensing agreements	2,950	(62)	2,888
Trade names and trademarks	700	(6)	694

Total	$501,868	(4,287)	497,581

Amortization expense was $34.0 million for 2013, $4.3 million for Successor Period 2012, $0.3 million for Predecessor Period 2012, and $0.3 million for 2011.

Estimated amortization expense for the next five years is $34.0 million for the years 2014-2016, $33.9 million for 2017, and $32.4 million for 2018.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(11) Accrued Liabilities

Accrued liabilities as of December 31 were as follows:

	2013	2012
	(In thousands)
Income taxes payable	$12,182	12,780
Tax-related settlements to be paid to HHI former parent	12,919	43,323
Metaldyne Transaction contingent consideration and expenses	964	9,899
Other	28,846	31,573

Total accrued liabilities	$54,911	97,575

(12) Other Long-term Liabilities

Other long-term liabilities as of December 31 were as follows:

	2013	2012
	(In thousands)
Employee benefit plans	$24,019	28,664
Other	7,081	8,382

Total other long-term liabilities	$31,100	37,046

(13) Debt

Debt as of December 31 was as follows:

	2013	2012
	(In thousands)
Short-term debt:
Revolving lines of credit	$19,039	8,016
Other short-term debt	1,339	—

Total short-term debt	$20,378	8,016

Long-term debt:
Term loans
HHI Term Loans (variable rate of 5% as of December 31, 2013)	$565,894	505,000
Metaldyne USD Loan (variable rate of 5% as of December 31, 2013)	535,535	415,000
Metaldyne Euro Term Loan (variable rate of 6.5% as of December 31, 2013)	136,303	132,180
Other long-term debt, includes capital leases (various interest rates)	30,024	33,105

Total	1,267,756	1,085,285
Unamortized discount on term loans	(8,088)	(9,583)
Current maturities	(24,143)	(14,329)

Long-term debt	$1,235,525	1,061,373

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Overview: Term Loans and Revolving Lines of Credit

As of December 31, 2013, the Company had outstanding a combined total of $1,101.4 million in U.S. dollar denominated term loans (the “USD Term Loans”) and €100 million in a Euro denominated term loan (the “Euro Term Loan”). The USD Term Loans bear interest at a variable rate of London InterBank Offer Rate (“LIBOR”) plus 3.75% or a base rate plus 2.75%. LIBOR is subject to a floor of 1.25% and the base rate is subject to a floor of 2.25%. The Euro Term Loan bears interest at a variable rate of Euro InterBank Offered Rate (“EURIBOR”) plus 5.25%. EURIBOR is subject to a floor of 1.25%.

As of December 31, 2013, the Company had $150.0 million in revolving lines of credit, of which $130.6 million was available as of December 31, 2013, bearing interest at a variable rate of LIBOR plus an applicable margin or a base rate plus an applicable margin.

Scheduled Maturities of Long-term Debt

As of December 31, 2013, the Company’s scheduled principal payments of long-term debt, excluding capital lease commitments, for the five succeeding years were 2014: $20.4 million, 2015: $12.6 million, 2016: $12.5 million, 2017: $12.7 million and 2018: $1,179.9 million.

HHI Debt

HHI Short-term Debt

In 2013, HHI financed certain insurance premiums with short-term financing arrangements that are due within one year. As such, this arrangement has been classified as consolidated short-term debt in the financial statements.

HHI Revolving Credit Facilities

In October 2012, HHI entered into a $75.0 million revolving credit agreement (“HHI Revolver”). Interest is accrued at a rate equal to the LIBOR rate plus an applicable margin of 4.75% or a base rate that is the higher of the bank’s prime rate or the Federal Funds rate (plus 0.50%), plus an applicable margin of 3.75%, at the option of the Company. The HHI Revolver is a five-year facility that matures in 2017. As of December 31, 2013 there was $2.0 million in outstanding borrowings bearing a weighted average interest rate of 7% and a $0.7 million letter of credit against this facility. The total available under this facility was $72.3 million as of December 31, 2013.

HHI pays fees with respect to the HHI Revolver, including (i) an unused commitment fee of 0.5% per annum on the undrawn portion of the credit facility and (ii) fixed fees with respect to letters of credit of 4.875% per annum on the stated amount of each letter of credit outstanding during each month and customary administrative fees.

HHI Term Loans Agreement

In October 2012, HHI entered into a $505.0 million term loans agreement ($505 million Term Loan). Interest is accrued at a rate equal to the LIBOR rate (bearing a LIBOR floor of 1.25%) plus an applicable margin of 4.75% or a base rate bearing a base rate floor of 2.25%) that is the higher of the bank’s prime rate or the Federal Funds rate (plus 0.50%), plus an applicable margin of 3.75% at the option of HHI.

The $505 million Term Loan is subject to customary mandatory prepayments, including an excess cash flow sweep based on leverage ratio step downs and a mandatory prepayment for certain asset sales.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On February 25, 2013, HHI modified its term loan agreement to reduce the LIBOR rate option from LIBOR plus 4.75% to LIBOR plus 3.75% and the base rate option from base rate plus 3.75% to base rate plus 2.75%. Essentially all the lenders in the loan consented and the lender group remained the same. Except for an extension of the one year 1% prepayment requirement to February 25, 2014, there were no other substantive changes to the term loan agreement. The revolving credit facility was not modified. Fees paid to the lenders totaling $5.1 million were added to the existing deferred debt issuance costs and will be amortized through the maturity date of the HHI Term Loan. Third-party fees totaling $1.5 million were expensed as incurred.

On September 20, 2013, HHI amended its loan agreement by entering into a Tranche B Incremental Term Loan for $115.0 million. The new Tranche B Incremental Term Loan has identical terms as the $505 million Term Loan dated October 5, 2012 and modified on February 25, 2013. Fees paid to the lenders totaling $1.3 million were added to the existing deferred debt issuance costs and will be amortized through the maturity date of the HHI Term Loan. Third-party fees totaling $1.9 million were expensed as incurred. The Tranche B Incremental Term Loan financed a portion of a special dividend to HHI stockholders and paid fees and expenses incurred.

The associated debt issuance costs are being amortized to interest expense, net over the contractual term of the loans. The unamortized balances of $19.0 million and $16.6 million for the HHI Term Loans and HHI Revolver are included in other assets as of December 31, 2013 and 2012, respectively.

Effective December 21, 2012, HHI entered into a three year interest rate protection agreement in the form of an Interest Rate Cap with Goldman Sachs that limits the variable LIBOR interest rate component to a maximum of 3% on 50%, or $252.5 million of the aggregate principal amount of the HHI Term Loans outstanding of $505 million per the effective date of the HHI Credit Agreement. As of December 31, 2013, the maximum effective interest rate applicable to the HHI USD Term Loan covered by the Interest Rate Cap is limited to 6.75%. The Interest Rate Cap issuance costs of $0.2 million, or initial market value, were recorded in prepaid expenses and other assets, with the value adjusted to market quarterly over the three year agreement. Expenses related to fluctuations in market value are recognized in interest expense, net. The market value of the Interest Rate Cap as of December 31, 2013 was $0.1 million.

The $505 million Term Loan, combined with the Tranche B Incremental Term Loan (together the HHI Term Loans), matures in 2018 and is payable in quarterly installments of $1.4 million with interest paid at least quarterly. Voluntary prepayments were made on the term loan amounting to $50 million in addition to scheduled payments of $4.1 million during 2013.

HHI Debt Features

The agreement governing the HHI Revolver and HHI Term Loans contains certain covenants that, among other things, require HHI to maintain a leverage ratio as defined under the terms of the agreement and to comply with customary affirmative and negative covenants. As of December 31, 2013, HHI was in compliance with all of its financial covenants. The agreement governing the HHI Revolver and HHI Term Loans also restricts the payment of dividends except (i) to pay reasonable estimated amount of taxes as long as not prohibited by applicable laws, (ii) up to $5 million as long as certain financial covenant levels are met immediately before and immediately after the payment of such dividend calculated on a pro forma basis, (iii) to pay legal, accounting and reporting expenses, (iv) up to $1 million in any fiscal year to pay general and administrative costs and expenses, and reasonable directors fees and expenses; (v) to repurchase stock owned by employees and (vi) for management or similar fees.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The HHI Revolver and HHI Term Loan are collateralized by a first priority lien on substantially all assets of HHI and a first priority lien on the capital stock of HHI’s subsidiaries. The HHI Revolver and HHI Term Loan have been guaranteed by ASP HHI Intermediate Holdings II, Inc., a wholly-owned subsidiary of HHI, and all of HHI’s existing and future subsidiaries.

Metaldyne Debt

In December 2012, Metaldyne entered into a senior secured credit consisting of a $415.0 million, six year U.S. dollar loan (the “Metaldyne USD Term Loan”), a €100 million, six year Euro denominated loan (the “Metaldyne Euro Term Loan” and together with the USD Term Loan, the “Term Loans”), and a $75.0 million, five year revolving credit facility (the “Metaldyne Revolver”). All obligations under the Metaldyne Credit Agreement are unconditionally guaranteed by existing and future U.S. subsidiaries (collectively, the “Guarantors”). The obligations are secured by substantially all of Metaldyne’s and the Guarantors’ existing and future acquired personal and real property, including 100% of the equity interests in Metaldyne’s U.S. subsidiaries and 65% of the voting equity interests of each of its first tier foreign subsidiaries, on a first lien basis.

In February 2013, Metaldyne amended and restated the Metaldyne Credit Agreement (“Refinancing Amendment No. 1”) pursuant to a repricing of the Metaldyne USD Term Loan, which reduced the applicable base interest rate by 1.00%.

The February 2013 repricing of the Metaldyne USD Term Loan was accounted for as an insubstantial modification of the existing debt. Fees paid to the lenders totaling $4.2 million were added to the existing deferred debt issuance costs and will be amortized through the maturity date of the Metaldyne USD Term Loan. Third-party fees totaling $1.1 million were expensed as incurred.

In October 2013, Metaldyne amended and restated the Metaldyne Credit Agreement (“Refinancing Amendment No. 2”) to increase the aggregate principal amount of the Metaldyne USD Term Loan by $125 million to a total of $537 million. Refinancing Amendment No. 2 includes a provision permitting the Company to make a Restricted Junior Payment in cash to its stockholders in an aggregate amount not to exceed $125 million. The incremental Metaldyne USD Term Loan was issued at the same terms (including pricing) as the existing Metaldyne USD Term Loan.

The October 2013, $125 million incremental Metaldyne USD Term Loan was accounted for as an insubstantial modification of existing debt. Lender fees of $1.5 million were added to the existing deferred debt issuance costs and will be amortized through the maturity date of the Metaldyne USD Term Loan. Third-party fees totaling $1.5 million were expensed as incurred.

The Metaldyne Credit Agreement (as amended) requires Metaldyne to comply with customary affirmative and negative covenants and includes the calculation of a total leverage ratio. Metaldyne was in compliance with all covenants as of December 31, 2013. The Metaldyne Credit Agreement (as amended) also restricts the payment of dividends except (i) to redeem or repurchase equity interests, (ii) to pay reasonable and customary corporate and operating expenses including legal, accounting and reporting expenses, (iii) to pay franchise fees or similar taxes to maintain corporate existence, (iv) permitted tax distributions, (v) in lieu of issuing fractional shares in connection with warrants, options, or other convertible securities and (vi) up to $5 million as long as certain financial covenant levels are met on a pro forma basis immediately before and after payment of such dividend.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Metaldyne Revolver

At any time (subject to a maximum of four requests), Metaldyne may add one or more revolver loan commitments under the Metaldyne Revolver in an aggregate amount of up to $25 million so long as certain conditions are satisfied, including, among others, that no default or event of default is in existence. Up to $15 million of letters of credit may be issued under the Metaldyne Revolver.

At Metaldyne’s option, Metaldyne Revolver loans may be maintained from time to time at LIBOR or the applicable domestic rate (“Base Rate”) plus an applicable margin. The applicable margin on Metaldyne Revolver loans is based upon the total leverage ratio and ranges from 4.00% to 4.50% and 3.00% to 3.50% in the case of LIBOR and Base Rate Revolver loans, respectively.

The Metaldyne Revolver matures on December 18, 2017. As of December 31, 2013 and 2012, there were $15.1 million and $6.0 million of revolving loans outstanding under the Credit Agreement, respectively, at a weighted average interest rate of 6.2% and 4.7%, respectively. Letters of credit have been issued totaling $1.6 million. As of December 31, 2013, $58.3 million was available under the Metaldyne Revolver.

Metaldyne Term Loans

On December 18, 2012, the Metaldyne Term Loans were issued at an offer price incorporating a 0.5% and 2.0% Original Issue Discount for the USD Term Loan and the Euro Term Loan, respectively, which was accounted for as a reduction to the face value ($415.0 million and €100.0 million, respectively) of the Metaldyne Term Loans, with accreted interest expense ($4.7 million) recorded using the effective interest rate method over the contractual term of the loans.

Commencing on February 26, 2013 (the effective date of Refinancing Amendment No. 1) at Metaldyne’s option, the USD Term Loan may be maintained from time to time at LIBOR or the Base Rate. USD Term Loan borrowings under the Credit Agreement bear interest at LIBOR plus 3.75% per annum in the case of LIBOR loans (subject to a LIBOR floor of 1.25%) and Base Rate plus 2.75% per annum (subject to Base Rate floor of 2.25%) for Base Rate loans. Accrued interest amounts are payable quarterly and must accompany repayments of principal. The effective rate for the USD Term Loan was 5% as of December 31, 2013. Prior to Refinancing Amendment No. 1, all applicable rates for the USD Term Loan were 1.0% higher. Euro Term Loan borrowings under the Credit Agreement bear interest at EURIBOR plus 5.25% per annum (subject to a EURIBOR floor of 1.25%). Accrued interest amounts are payable quarterly and must accompany repayments of principal. The effective rate for the Euro Term Loan was 6.5% as of December 31, 2013.

Effective March 11, 2013, Metaldyne entered into a three year interest rate protection agreement in the form of an Interest Rate Cap with the Royal Bank of Canada that limits the variable LIBOR interest rate component to a maximum of 3% on 50%, or $272.5 million of the aggregate principal amount of the MD Term Loans outstanding of $545 million per the effective date of the MD Credit Agreement. As of December 31, 2013, the maximum effective interest rate applicable to the MD USD Term Loan covered by the Interest Rate Cap is limited to 6.75%. The Interest Rate Cap issuance costs of $0.3 million, or initial market value, were recorded in prepaid expenses and other assets, with the value adjusted to market quarterly over the three year agreement. Expenses related to fluctuations in market value are recognized in interest expense, net. The market value of the Interest Rate Cap as of December 31, 2013 was $0.1 million.

Commencing on October 31, 2013 (the effective date of Refinancing Amendment No. 2), the Metaldyne Credit Agreement requires a mandatory repayment of $1.4 million principal amount of the Metaldyne USD Term Loan, to the extent then outstanding, as of the last business day of each quarter-end date beginning December 31,

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2013 through the date of final maturity. Prior to Refinancing Amendment No. 2, the Metaldyne Credit Agreement required a mandatory repayment of $1.0 million principal amount of the Metaldyne USD Term Loan, and €0.3 million principal amount of the Metaldyne Euro Term Loan, to the extent then outstanding, as of the last business day of each quarter-end date beginning March 31, 2013 through the date of final maturity. The Term Loans mature on December 18, 2018.

At Metaldyne’s option, it may add one or more new term loan commitments under the Metaldyne Credit Agreement in an aggregate amount of up to $75 million so long as certain conditions are satisfied, including, among others, that no default or event of default is in existence and that Metaldyne is in pro forma compliance with certain financial covenants.

Beginning with the calendar year ending December 31, 2013, annual excess cash flow payments are required in an amount equal to 50% of excess cash flow (as defined in the Metaldyne Credit Agreement), provided that such percentage shall step down to 25% and 0% if the total leverage ratio as of the last day of such prior fiscal year was less than 2.5 to 1.0 and 2.0 to 1.0, respectively.

Predecessor Debt

On March 21, 2011, the Predecessor Company repaid the previously existing $230.0 million Term Loan B and replaced it with a new $325.0 million Term Loan B. Interest was accrued at a rate equal to the LIBOR rate (bearing a LIBOR floor of 1.50%) plus an applicable margin of 5.50% or a base rate (bearing a base rate floor of 2.50%) that was the higher of the bank’s prime rate or the Federal Funds rate (plus 0.50%), plus an applicable margin of 4.50% at the option of the Predecessor Company. The Predecessor Company recorded a loss on the modification of debt of $6.4 million related to the write-off of prior debt issue costs in other, net. In March 2012 the Term Loan B was amended and the balance increased by $50.0 million. Third-party fees of $2.5 million were expensed as incurred. The facility was paid in full on October 5, 2012, as part of the HHI Transaction.

(14) Lease Commitments

HHI Lease Commitments

HHI entered into a sale-leaseback transaction for certain assets, including land and a building. The lease began in August 2008 and has a 25-year term. On October 5, 2012, due to the HHI Transaction, HHI recorded the liability related to the sale-leaseback at fair value. This capital lease obligation was fair valued at $21.3 million. There were no changes in the capital lease terms during 2013.

HHI has entered into other capital leases and non-cancelable operating leases primarily for leasing certain buildings, machinery and equipment.

Metaldyne Lease Commitments

Metaldyne leases certain property and equipment under operating and capital lease arrangements that expire at various dates through 2027. Most of the operating leases provide Metaldyne with the option, after the initial lease term, either to purchase the property or renew its lease at the then fair value.

During 2012, Metaldyne entered into a three year lease contract to refinance an existing operating lease arrangement to a capital lease. These amounts are included in other long-term debt. The weighted average interest rate on these capital lease obligations as of December 31, 2013 was 5.6%.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Total Company

Future minimum lease payments by the Company under capital and operating leases that have initial or remaining noncancelable terms in excess of one year as of December 31, 2013 are as follows:

	Capital Leases	Operating Leases
	(In thousands)
Company minimum lease payments:
2014	$7,727	9,063
2015	6,826	8,461
2016	5,096	7,394
2017	3,933	5,820
2018	3,991	5,487
Thereafter	70,903	40,592

Total minimum payments	98,476	$76,817

Amount representing interest	(68,699)

Obligations under capital leases	29,777
Obligations due within one year	(3,753)

Long-term obligations under capital leases	$26,024

Rental expense for operating leases was $11.5 million, $1.6 million, $5.3 million, and $7.2 million for 2013, Successor Period 2012, Predecessor Period 2012, and 2011, respectively.

(15) Equity, Dividends and Restricted Net Assets

Equity

On August 4, 2014, in connection with the Combination, the issued and outstanding shares of HHI and Metaldyne were converted to shares of MPG. The number of MPG shares issued upon conversion was determined based on the relative fair value of each entity to the overall fair value of MPG at the time of the Combination. Upon completion of the Combination, 13.4 million shares of MPG Common Stock were issued and outstanding.

On November 18, 2014, MPG Common Stock was split at a 5-to-1 ratio, with each shareholder receiving four additional shares for each share held. Upon completion of the Stock Split, 67.1 million shares were outstanding. The number of authorized shares was increased to 400.0 million.

The Combination and the Stock Split have been retrospectively applied to the Successor Period financial statements.

Dividends

On September 20, 2013, HHI paid a dividend totaling $131.9 million; the dividend was primarily funded by the new Tranche B Incremental Term Loan. On October 31, 2013, Metaldyne paid a dividend totaling $125.0 million; the dividend was funded by the incremental Metaldyne USD Term Loan.

The Predecessor Company paid dividends totaling $70.0 million in Predecessor Period 2012 and $100.7 in the year ended December 31, 2011.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted Net Assets

The ability of HHI and Metaldyne to make distributions to the Company is restricted by agreements with their lenders as described in Note 13. The restricted net assets of HHI and Metaldyne totaled $325.2 million as of December 31, 2013.

(16) Net Income (Loss) Per Share Attributable to Stockholders (“EPS”)

The Company’s basic and diluted EPS were calculated as follows:

	Successor		Predecessor
	2013	Successor Period 2012	Predecessor Period 2012	2011
	(In thousands except per share amounts)
Weighted-average shares outstanding
basic shares and diluted	67,073	67,073	17,694	17,687
Net income (loss) attributable to stockholders	$57,568	(31,932)	(25,778)	46,612
Net interest (loss) per share attributable to shareholders:
basic and diluted	$0.86	(0.48)	(1.46)	2.64

For the year ended December 31, 2013 and Successor Period 2012, the weighted average shares outstanding were retrospectively adjusted to reflect the Common Stock of MPG outstanding upon completion of the Combination and the Stock Split; the equivalent shares for outstanding stock-based compensation awards were retrospectively adjusted to reflect the conversion of those awards into options to purchase shares of Common Stock of MPG and the Stock Split. For Predecessor Period 2012 and the year ended December 31, 2011, the weighted average shares outstanding reflect the capital structure of HHI prior to the HHI Transaction.

The number of equivalent shares excluded from the calculation as they were anti-dilutive was 3.5 million for the year ended December 31, 2013, 0.5 million for Successor Period 2012 and zero for both the Predecessor Period 2012 and the year ended December 31, 2011.

(17) Other Income (Expense)

	Successor		Predecessor
	2013	Successor Period 2012	Predecessor Period 2012	2011
	(In thousands)
Investment income	$85	11	—	—
Foreign currency losses	(2,295)	(1,548)	—	—
Accounts receivable factoring commission	(995)	(15)	—	—
Debt transaction expenses	(6,014)	—	(2,455)	(6,359)
Other	(8,653)	42	—	—

Total other, net	$(17,872)	(1,510)	(2,455)	(6,359)

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(18) Stock-based Compensation

In conjunction with the Combination, outstanding stock-based compensation awards of HHI and Metaldyne were converted to options to acquire MPG Common Stock. The number of shares converted was based on the relative fair values of HHI and Metaldyne and no significant vesting terms of the awards were changed.

On November 18, 2014, in connection with the Stock Split, each option to purchase one share of MPG Common Stock was converted into an option to purchase five shares of MPG Common Stock and the strike price was reduced to 1/5th of the pre-split strike price.

HHI

In December 2012, the Board of Directors of HHI approved a stock option plan (the “HHI Plan”) for officers, key employees and non-employees. The HHI Plan provided a mechanism to attract and retain employees and directors, by providing incentives for individuals that contribute to the growth, development and financial success of the organization.

As part of the HHI Plan, 2,774 and 226,055 stock options (the “HHI Options”) were granted in 2013 and 2012, respectively, to various executives and key employees. For each grantee, 50% of the awards were time-based options and 50% were performance-based options. Additionally, in 2013, 2,000 time-based options were granted to outside directors. The characteristics of the time-based and performance-based options are the same, except for their vesting schedule. The time-based options vest 20% annually on the anniversary of the grant date, based on continued employment or service (i.e. Service vesting). The performance-based options vest 20% annually based on an annual EBITDA target for each of the five years beginning in 2013 as established in the award document. Continued employment is also required for the performance-based options to vest. If the EBITDA target for a given year is achieved, that year’s performance-based awards vest. If the year’s EBITDA target is not achieved, but the cumulative EBITDA target is achieved in the current or a subsequent year, all unvested current year and prior year performance-based options vest. Any unvested performance-based options vest after seven years from the grant date, provided the option holder is still an employee. HHI exceeded its EBITDA target for 2013, and therefore, the first tranche of the performance-based options vested. Each option exercised will be paid in the common stock. The options granted have an exercise price of $100 per share, which is not less than the fair market value of common stock as of the grant date. As part of the special dividend discussed in Note 15 the Board of Directors adjusted the exercise price of the options previously granted to $48.45. This adjustment is required under the plan and provides the same value for the option holders after the dividend as was prior to the dividend. As such, there was no additional compensation expense required for the adjustment. The options require equity treatment and are valued at the time of grant. The grant-date calculated value of the awards using a Black-Scholes model is $52.56 per share. The compensation expense related to these awards is ratably charged to expense over the five-year requisite service period for the service-based options and over each one-year requisite service period for the performance-based options, both to the extent the awards actually vest. Compensation expense of $2.4 million and $0.1 million for the 2013 and Successor Period 2012, respectively, associated with the outstanding options was recognized within selling, general and administrative expense. Total unrecognized compensation cost related to nonvested options as of December 31, 2013 was approximately $9.6 million, and is expected to be recognized ratably over the remaining vesting period of approximately four years.

As mentioned above, the Black-Scholes option pricing model was used to determine the calculated value of the option awards granted. The determination of the fair value of stock-based payment awards on the date of grant using an option pricing model is affected by HHI’s equity value, volatility over the expected term of the awards, estimated forfeiture rate, a risk-free interest rate and expected future dividends payments. Volatility

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

was estimated using the historical volatility of the returns of comparable, publicly traded companies. The risk-free interest rate used in the option valuation model was based on zero-coupon yields. HHI did not anticipate paying cash dividends in the foreseeable future and therefore used an expected dividend yield of 0.00% in the option valuation model. Forfeitures were estimated at the time of grant and will be revised in subsequent periods if actual forfeitures differ from those estimates. A summary of the weighted average assumptions used in determining the calculated value of the HHI Options follows:

Risk-free rate	1.10%
Expected term (in years)	7.5
Expected volatility	60.00%
Expected dividends	—

Changes in the number of HHI options outstanding for 2013 and Successor Period 2012 were as follows:

	Number of options	Weighted average exercise price (per share)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (millions)
Options outstanding at October 6, 2012	—	$—
Granted	226,055	48.45
Exercised	—	—
Forfeited or expired	—	—

Options outstanding at December 31, 2012	226,055	48.45
Granted	4,774	48.45
Exercised	—	—
Forfeited or expired	—	—

Options outstanding at December 31, 2013	230,829	48.45	8.9	$25.6

Options exercisable at December 31, 2013	22,606	48.45	8.9	$2.6

The aggregate intrinsic value in the table above is obtained by subtracting the weighted average exercise price from the estimated fair value of the underlying shares as of December 31, 2013 and multiplying this result by the related number of options outstanding and exercisable at December 31, 2013. The estimated fair value of the shares as of December 31, 2013 used in the above calculation was $159.18 per share. The valuation of shares at December 31, 2013 was based on selected public companies that were comparable to HHI. For each comparable company, EBITDA multiples were calculated based on the business enterprise values of the companies at December 31, 2013. An estimated EBITDA multiple was then determined for HHI and used to calculated an enterprise value and thereby a per share value.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On August 4, 2014, in connection with the Combination, the awards under the HHI Plan were converted to options to purchase the shares of MPG. The number of options issued upon conversion and the strike price of those options was determined based on the relative fair value of HHI to the overall fair value of MPG at the time of the Combination. The options outstanding as of December 31, 2013 under the HHI Plan equate to the following MPG options as adjusted for the Stock Split:

	Number of options	Weighted average exercise price (per share)
MPG equivalent of HHI options outstanding as of December 31, 2013	1,928,335	$3.31
MPG Equivalent of HHI options exercisable as of December 31, 2013	188,885	3.31

Metaldyne

In November 2012, the Board of Directors of Metaldyne approved a stock option plan (the “Metaldyne Plan”). The Metaldyne Plan permitted the grant of options to certain members of management and the Board of Directors to purchase up to 3,000,000 shares Metaldyne common stock at price per share of not less than 100% of the fair market value of the stock on the date on which the option is granted.

Two types of options were granted: Tranche A and Tranche B.

Tranche A Options

Tranche A options have a five-year vesting period with a ten-year contractual term and vest in equal annual installments over the vesting period based upon the achievement of certain time-based and performance-based criteria.

The weighted average, grant-date calculated value of Tranche A options granted for the 2013 was $5.63 per share. Expense recognized for 2013 was $3.8 million. Total unrecognized compensation cost related to nonvested options as of December 31, 2013 was approximately $5.8 million, and is expected to be recognized on an accelerated basis over the remaining vesting period of four years.

The calculated value of Tranche A options granted was estimated on the date of the grant using a Black-Scholes option valuation model. The risk-free rate is based on the US. Treasury yield curve. The expected holding period of the stock options granted was estimated using assumptions about the period of time that options granted are expected to be outstanding. Expected volatility was based on the historical volatility of comparable companies.

A summary of the weighted average assumptions used in determining the calculated value of Tranche A options follows:

Risk-free rate	1.15%
Expected term (in years)	6.0
Expected volatility	65.00%
Expected dividends	—

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in the number of Tranche A options outstanding for 2013 were as follows:

	Number of options	Weighted average exercise price (per share)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (millions)
Options outstanding at December 31, 2012	—	$—
Granted	1,724,811	5.77
Exercised	—	—
Forfeited or expired	(22,160)	5.77

Options outstanding at December 31, 2013	1,702,651	5.77	9.1	$7.3

Options exercisable at December 31, 2013	—	—	—	—

The aggregate intrinsic value in the table above is obtained by subtracting the weighted average exercise price from the estimated fair value of the underlying shares as of December 31, 2013 and multiplying this result by the related number of options outstanding and exercisable at December 31, 2013. The estimated fair value of the shares as of December 31, 2013 used in the above calculation was $10.05 per share. The valuation of shares at December 31, 2013 was based on selected public companies that were comparable to MD Investors Corporation. For each comparable company, EBITDA multiples were calculated based on the business enterprise values of the companies at December 31, 2013. An estimated EBITDA multiple was then determined for MD Investors Corporation and used to calculated an enterprise value and thereby a per share value.

On August 4, 2014, in connection with the Combination, the awards under the Metaldyne Plan were converted to options to purchase the shares of MPG. The number of options issued upon conversion and the strike price of those options was determined based on the relative fair value of Metaldyne to the overall fair value of MPG at the time of the Combination. The Tranche A options outstanding as of December 31, 2013 under the Metaldyne Plan equate to the following MPG options as adjusted for the Stock Split:

	Number of options	Weighted average exercise price (per share)
MPG equivalent of Metaldyne options outstanding as of December 31, 2013	1,821,645	$5.41
MPG Equivalent of Metaldyne options exercisable as of December 31, 2013	—

Tranche B Options

Tranche B options vest in full and become exercisable if a plan-defined, change-in-control transaction occurs and continued employment provisions are met. In 2013, 169,174 options with a grant date calculated value of $3.02 were granted of which 158,588 were outstanding as of December 31, 2013. No expense was recognized for the Tranche B options as the probability of the occurrence of a plan-defined, change-in-control transaction could not be determined. There was no intrinsic value on the Tranche B options as of December 31, 2013 as the option exercise price exceeded the estimated share fair value. The Tranche B options outstanding as of December 31, 2013 equated to 169,660 equivalent MPG options as adjusted for the Stock Split.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Predecessor Company

The Predecessor Company issued restricted stock units (“RSU“s) to certain key executives. The Predecessor Company primarily had two types of RSU awards. One type of award, was based on service (“Timing RSUs”). The other was based upon a change in control of HHI Group (“Exit RSUs”). The Timing RSUs generally vested ratably over a three-year period from the grant date. The Exit RSUs were not previously recorded in the Predecessor Company’s financial statements, as they only vested once a change in control occurred.

Based on the HHI Transaction, all outstanding RSU shares vested on October 5, 2012. Prior to the transaction, the Timing RSUs and Exit RSUs were accounted for as equity-based awards and the fair value was determined at the grant date. Equity-based awards with exit features such as a change in control provision are required to be recorded as liability-based awards once the change in control is deemed probable. A sale is probable once the transaction is consummated. As such, the awards were accounted for as fully vested liability awards on October 5, 2012 and recorded at fair value in Predecessor Period 2012. This resulted in recognizing a liability of $88.6 million, additional compensation expense of $86.0 million and a reversal of $2.6 million previously recorded in equity. Compensation expense was included within selling, general and administrative expense.

The Predecessor Company recognized additional compensation expense of $13.1 million, as part of the $86.0 million discussed above, for the 859,427 shares of Timing RSUs outstanding at the time of the HHI Transaction, when taking into consideration the $2.6 million of compensation expense previously recorded. All Timing RSUs shares were previously vested and the full grant-date fair value had been expensed during the vesting period, which was prior to 2011. Therefore, there was no compensation expense recognized in 2012 prior to the HHI Transaction.

The Exit RSUs did not vest until there was a change in control of HHI Group, therefore they became fully vested at the transaction date. The number and amount of vesting for each of the Exit RSUs was based upon return on investment at the time of the change in control of the Predecessor Company’s former parent (“KPS”), and therefore, the number of Exit RSUs could not previously be computed until there was a change in control. Based on the transaction value, the Exit RSUs awards received the maximum value of 9.14%. As such, the total number of outstanding Exit RSUs as of the transaction date was 1,780,224 shares. As mentioned above, the transaction triggered a change in accounting for the RSU awards from equity-based to liability-based. Therefore, the full fair value of the awards was expensed in Predecessor Period 2012, and a liability established, as no previous compensation expense was recorded. There was also a management catch-up provision to provide for the lost value of the Exit RSUs from the prior dividends taken by KPS. The total amount of compensation expense related to the Exit RSUs was $72.9 million, as part of the $86.0 million discussed above, which was recorded within selling, general and administrative expense.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(19) Income Taxes

	Successor		Predecessor
	2013	Successor Period 2012	Predecessor Period 2012	2011
	(In thousands)
Income (loss) before income taxes:
Domestic	$45,101	(47,304)	(37,719)	69,979
Foreign	47,729	170	954	1,293

	$92,830	(47,134)	(36,765)	71,272

Provision (benefit) for income taxes:
Currently payable:
Federal	$23,609	2,283	(16,545)	8,258
Foreign	17,872	(151)	292	692
State and local	2,849	—	—	3,163

	44,330	2,132	(16,253)	12,113

Deferred:
Federal	(6,086)	(15,374)	8,183	11,115
Foreign	(3,496)	(151)	—	—
State and local	221	(1,854)	(3,053)	1,308

	(9,361)	(17,379)	5,130	12,423

Total income tax expense (benefit)	$34,969	(15,247)	(11,123)	24,536

The components of deferred taxes as of December 31 were as follows:

	2013	2012
	(In thousands)
Deferred tax assets:
Inventories	$2,836	4,735
Property and equipment	4,405	6,187
Accrued liabilitites and other long-term liabilities	8,422	8,861
Capital losses	—	7,061
Net operating losses	10,612	17,580
Capitalized transactions costs	5,041	6,518
Other	14,446	9,849

	45,762	60,791
Valuation allowance	(7,055)	(18,163)

	38,707	42,628
Deferred tax liabilities:
Property and equipment	96,395	116,058
Intangible assets	177,637	191,010
Investments in foreign subsidiaries	38,873	31,268
Debt issuance costs	14,663	—
Other	2,895	2,545

	330,463	340,881

Net deferred tax liability	$291,756	298,253

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The balance sheet presentation of net deferred tax liability follows:

	2013	2012
	(In thousands)
Assets:
Deferred income taxes, current	$10,378	14,386
Deferred income taxes, noncurrent	2,785	1,936
Liabilities:
Deferred income taxes, current	16,959	268
Deferred income taxes, noncurrent	287,960	314,307

Net deferred tax liability	$291,756	298,253

The following is a reconciliation of tax computed at the U.S. federal statutory rate to the provision for income taxes allocated to income from continuing operations:

	Successor		Predecessor
	2013	Successor Period 2012	Predecessor Period 2012	2011
	(In thousands)
U.S. federal statutory rate	35%	35%	35%	35%
Tax at U.S. federal statutory rate	$32,491	(16,497)	(12,868)	24,945
State and local taxes, net of federal tax benefit	1,628	(1,534)	(1,288)	2,721
Lower effective foreign tax rate	(6,098)	(492)	—	—
Deferred tax on outside basis of foreign shares	5,031	470	—	—
Nondeductible transaction/other expenses	3,438	2,961	1,353	35
Change in valuation allowance	(3,030)	11	—	—
Changes in unrecognized tax benefits	5,566	—	—	—
Domestic production activities deduction	(2,368)	(205)	1,681	(1,111)
Other, net	(1,689)	39	(1)	(2,054)

Income taxes	$34,969	(15,247)	(11,123)	24,536

The Company’s domestic deferred tax liabilities, net of reversing domestic tax assets, are attributable primarily to the basis difference of its domestic fixed assets, intangible assets, and the shares of its wholly-owned foreign subsidiaries. This is a result of an assertion that earnings from a majority of the wholly-owned foreign subsidiaries are not indefinitely reinvested abroad. Accordingly, deferred income taxes have been provided on the excess of the amount for financial reporting over the tax basis of the Company’s investment in its foreign subsidiaries. As of December 31, 2013 and 2012, this deferred income tax liability totaled $38.9 million and $31.3 million, respectively.

As of December 31, 2012, the Company had a U.S. net operating loss (“NOL”) carryforward balance of $3.5 million. The Company utilized the entire tax benefit of $1.2 million in 2013, and therefore, no valuation allowance was recorded against this loss carryforward.

As of December 31, 2013 and 2012, the Company had state income tax NOL carryforwards of $12.3 million and $39.6 million, respectively, that will expire between 2014 and 2025. A valuation allowance of $0.2 million and $0.2 million has been recorded for the tax effect on $8.4 million and $8.1 million state income tax NOL carryforwards, respectively, due to uncertainty of realization.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012, certain foreign subsidiaries have NOL carryforward balances totaling $33.9 million and $49.3 million, respectively. Of the December 31, 2013 balance, NOL carryforwards totaling $3.6 million will expire in various years ranging from 2015 through 2031, while the remaining balance of $30.3 million has no expiration date. As of December 31, 2013 and 2012, a valuation allowance of $6.9 million and $9.7 million has been recorded for the tax effect on $23.6 million and $35.6 million of NOL carryforwards, respectively. In addition to these NOL valuation allowances, the Company also had a valuation allowance of $1.2 million for the tax effect of certain foreign subsidiaries’ other deferred tax assets as of December 31, 2012.

The Company had a U.S. capital loss carryforward of $20.3 million as of December 31, 2012, which expired in 2013. A full valuation allowance for the tax effect of $7.1 million had been recorded as of December 31, 2012 against this loss carryforward due to the uncertainty of realization.

The Company’s subsidiary located in Korea has a tax holiday, which reduced tax expense approximately $1.1 million and $0.1 million in 2013 and the Successor period 2012, respectively. The Korean tax holiday will expire at the end of 2015.

A reconciliation of the total amounts of unrecognized tax benefits for 2013 and the year ended December 31, 2012 (inclusive of Successor Period 2012 and Predecessor Period 2012) follows:

	2013	2012
	(In thousands)
Beginning balance	$4,040	3,703
Additions to tax positions related to the current period	—	170
Additions to tax positions related to the prior period	5,372	—
Other	194	167

Ending balance	$9,606	4,040

The reserve for unrecognized tax benefits totaled $6.3 million and $4.0 million as of December 31, 2013 and 2012, respectively. This reserve primarily consists of foreign tax contingencies related to ongoing tax audits. Additionally, deferred tax assets related to net operating losses have been reduced by $3.3 million. In connection with the Metaldyne Transaction, the former owner’s stockholders have indemnified Metaldyne for all pre-closing taxes for a period of three years following the Metaldyne Transaction. An indemnification asset of $7.3 million and $4.6 million related to the foreign tax contingencies is recorded in receivables, net as of December 31, 2013 and 2012, respectively.

The Company recognizes both interest and penalties accrued with respect to an underpayment of income taxes as income tax expense. Related to the unrecognized tax benefits noted above, the amount of interest and penalty expense was $0.5 million, $0.2 million, $0.2 million, and zero for 2013, Successor Period 2012, Predecessor Period 2012, and 2011.

The Company has open tax years from 2004 to 2013 with varying taxing jurisdictions where taxes remain subject to examination including, but not limited to, the United States of America, Spain, France, Germany, and India. All necessary adjustments for the anticipated outcomes of ongoing examinations have been properly addressed or accrued. As of December 31, 2013 and 2012, since existing examinations remain pending, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits over the next twelve months.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(20) Employee Benefit Plans

The Company sponsors a cash balance pension plan, foreign defined benefit pension plans, and defined contribution plans for certain of its employees.

Cash Balance Plan

HHI sponsors a noncontributory cash balance retirement plan for certain hourly employees who are covered by a collective bargaining agreement and who satisfy certain eligibility requirements. Under this retirement arrangement, hypothetical participant accounts are maintained for each participant (Cash Accumulation Account). Each year, a pay credit equal to 5.4% of compensation is credited to each participant’s Cash Accumulation Account along with an annual interest credit. Company contributions to the plan are sufficient to meet the minimum funding requirements set by federal regulations. As part of the new collective bargaining agreement signed on June 1, 2013, the cash balance plan is to be terminated. HHI froze the balance accruals for participants as of July 29, 2013. Participants will be allowed to choose either a lump sum payment or an annuity contract from an insurance carrier for the amount of their balance. The expectation used for the contribution and payout figures below is that all participants will choose the lump sum, except the one participant in payment status, and that the payouts will be made June 30, 2014. HHI contributed $1.9 million and $1.7 million to the plan in 2013 and 2012, respectively, and expects contributions to be $2.0 million for 2014 to fully fund the plan in preparation for participant payouts. Benefit payments and participant payouts are expected to be $7.7 million for the year ending December 31, 2014.

The funded status as of December 31 was as follows:

	2013	2012
	(In thousands)
Projected benefit obligation	$7,517	6,697
Fair value of plan assets	5,456	3,544

Funded Status	$(2,061)	(3,153)

Based on the decision to terminate the plan and due to the participant payouts expected to occur in 2014, the funded status was recorded within current liabilities as of December 31, 2013. As of December 31, 2012, the funded status was recorded in other long-term liabilities. All plan assets are fair valued based on quoted market prices and are included in the Level 1 fair value hierarchy. The amount recorded in accumulated other comprehensive income (loss) related to the cash balance plan was $(0.4) million as of December 31, 2013 and none as of December 31, 2012.

The net periodic benefit cost was as follows:

	Successor		Predecessor
	2013	Successor Period 2012	Predecessor Period 2012	2011
	(In thousands)
Service cost	$895	348	1,149	1,491
Interest cost	233	55	168	182
Expected return on plan assets	(365)	(61)	(164)	(150)
Amortization of net loss	—	—	28	5
Curtailment gain recognized	(387)	—	—	—

Net periodic benefit cost	$376	342	1,181	1,528

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assumptions used to determine the benefit obligation as of December 31, 2013 and 2012 were as follows:

	2013	2012
Discount Rate	4.1%	3.5%
Rate of compensation increase	N/A	3.0

Assumptions used to determine net periodic benefit cost were as follows:

	Successor		Predecessor
	2013	Successor Period 2012	Predecessor Period 2012	2011
	(In thousands)
Discount rate	3.5%	3.5%	4.5%	5.3%
Rate of compensation increase	3.0	3.0	3.0	3.0
Expected return on plan assets	7.0	7.0	7.0	7.0

The discount rate represents the time value of money and reflects the current rate at which the benefit obligation could be effectively settled at the end of the year. To estimate this rate, rates of return on high quality, fixed-income investments that receive high ratings from a recognized ratings agency were referenced. The expected return on plan assets is determined based on the actual and target asset allocations within the portfolio and capital market expectations regarding the return on each asset class. To determine the estimates for the 2014 contributions, benefit payments and participant payouts, HHI used an asset growth of 6% and a liability growth of 4.1% was used.

HHI has an investment policy, primarily to avoid the risk of large losses through diversification of investments, preserve principal and earn a reasonable rate of return to help meet the benefit obligations. In addition to monitoring investment performance results, the stability and depth of the investment professionals responsible for management of the fund and the stability of their investment organization, the funds management and other investment related fees, portfolio characteristics such as individual sector and industry exposure, risk characteristics such as the standard deviation and/or tracking error of returns, and investment style consistency will be periodically evaluated. As part of the decision to terminate the plan, the decision was made to de-risk the asset portfolio. As such, all fixed income securities were sold and the money was used for investment in money market funds. In addition, the equity portfolio investments will be sold on a sliding scale methodology and used for investment in money market funds to prepare for the participant payouts expected through June 30, 2014. As of December 31, 2013, the portfolio allocation was 59% money market funds, 40% equities and 1% real estate investments. As of December 31, 2012, the portfolio allocation was 51% equities, 46% bonds and 3% money market funds.

Foreign Pension Plans

Metaldyne sponsors defined benefit pension plans, including certain unfunded supplemental retirement plans, covering certain active and retired employees for its operations in the U.K., Germany, Mexico, France and Korea (the Foreign Pension Plans).

The straight-line method is used to amortize prior service amounts and unrecognized net actuarial losses.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in projected benefit obligations and plan assets for the year ended December 31, 2013 and Successor Period 2012 were as follows:

	2013	2012
	(In thousands)
Change in projected benefit obligation:
Beginning projected benefit obligation as of	$49,547	49,561
Service cost	1,200	38
Interest cost	2,030	82
Actuarial (gain) loss	(1,363)	—
Benefits paid	(1,555)	(63)
Exchange rate changes	1,490	(71)

Ending projected benefit obligation	$51,349	49,547

Change in plan assets:
Beginning fair value of plan assets	$25,906	25,892
Actual return on plan assets	1,295	62
Employer contributions	1,466	20
Benefits paid	(1,555)	(63)
Exchange rate changes	624	(5)

Ending fair value of plan assets	$27,736	25,906

Amounts recognized on the balance sheets as of December 31 were as follows:

	2013	2012
	(In thousands)
Amounts recognized in liabilities:
Current liabilities	$(401)	(130)
Noncurrent liabilities	(23,212)	(23,511)

Funded status	(23,613)	(23,641)

Amounts recognized in accumulated other comprehensive income:
Net actuarial gain	(1,016)	—

Total accrued cost recognized on the balance sheets	$(24,629)	(23,641)

The current portion of the above retirement benefit liabilities is recognized in accrued liabilities and the noncurrent portion is recognized in other long-term liabilities. As of December 31, 2013 and 2012, the accumulated benefit obligations were $49.8 million and $48.1 million, respectively.

Changes in accumulated comprehensive income for the year ended December 31, 2013 and Successor Period 2012 were as follows:

	2013	2012
	(In thousands)
Beginning accumulated other comprehensive income	$—	—
Current period gain	(965)	—
Exchange rate changes	(51)	—

Ending accumulated other comprehensive income	$(1,016)	—

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Weighted average assumptions used to determine the benefit obligations as of December 31 were as follows:

	2013	2012
Discount rate	4.26%	4.23%
Rate of compensation increase	4.80	4.85

Weighted average assumptions used to determine net periodic benefit cost for the year ended December 31, 2013 and Successor Period 2012 were as follows:

	2013	2012
Discount rate	4.23%	4.23%
Expected long-term return on plan assets	6.77	6.77
Rate of compensation increase	4.85	4.86

The rate used was determined based upon available yields for high quality corporate and government bonds of the plan countries, utilizing similar durations/terms and currencies of the plan liabilities. The country specific rates are weighted by projected benefit obligation to arrive at a single weighted average rate.

The expected long-term rate of return for the plans’ total assets is based on the expected return of each of the above asset categories, weighted based on the target allocation for each class. Equity securities and growth assets are expected to return 7% to 9% over the long-term, while debt securities and liability matching assets are expected to return between 3% and 5%.

Net periodic benefit cost for the year ended December 31, 2013 and Successor Period 2012 was as follows:

	2013	2012
	(In thousands)
Service cost	$1,200	38
Interest cost	2,030	82
Expected return on plan assets	(1,693)	(62)

Net periodic benefit cost	$1,537	58

The weighted average asset allocations as of December 31 were as follows:

	2013	2012
Asset category:
Equity securities	76%	73%
Debt securities	19	21
Cash	3	4
Other	2	2

Total	100%	100%

Certain policies are established to provide for growth of capital with a moderate level of volatility by investing assets per the target allocations. The target asset allocation for 2013 is 70% equity securities and growth assets and 30% debt securities and liability matching assets. The targeted asset allocation and the investment policy are reviewed on a semiannual basis, to determine if the policy should be changed.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair value measurements as of December 31, 2013 were as follows:

Pension benefits—plan assets	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)
		(In thousands)
Asset category:
Cash	$264	264	—
Foreign money market	569	569	—
Foreign equity securities:
Diversified growth mutual funds	20,174	—	20,174
Mixed asset mutual funds (equity/fixed income)	984	—	984
Multi asset growth mutual funds (equity/fixed income/cash)	560	—	560
Fixed income securities:
Bond mutual funds	4,651	—	4,651
Other:
Property mutual funds	534	—	534

Total	$27,736	833	26,903

Fair value measurements as of December 31, 2012 were as follows:

Pension benefits—plan assets	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)
		(In thousands)
Asset category:
Cash	$361	361	—
Foreign money market	480	480	—
Foreign equity securities:
Diversified growth mutual funds	16,312	—	16,312
Mixed asset mutual funds (equity/fixed income)	937	—	937
Multi asset growth mutual funds (equity/fixed income/cash)	2,568	—	2,568
Fixed income securities:
Bond mutual funds	4,743	—	4,743
Other:
Property mutual funds	505	—	505

Total	$25,906	841	25,065

Level 1 assets include investments in publicly traded equity securities and mutual funds that are actively traded and valued using quoted prices for identical securities from the market exchanges. Level 2 assets include investments in mutual funds and are valued using observable market inputs.

Contributions of approximately $1.6 million to the Foreign Pension Plans in 2014 are expected. Contributions are expected to meet or exceed the minimum funding requirements of the relevant governmental authorities. Contributions may be made in excess of the minimum funding requirements in response to the plans’ investment performance, to achieve funding levels required by defined benefit plan arrangements or when deemed to be financially advantageous to do so based on its other cash requirements.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following payments, which reflect expected future service, as appropriate, are expected to be paid by the plans:

Pension benefits
(In thousands)
December 31:
2014	$1,688
2015	1,630
2016	1,826
2017	1,933
2018	2,048
2019–2023	12,152

Defined Contribution Plans

The Company sponsors a number of qualified defined contribution personal savings plans for U.S. hourly and salaried employees. These plans allow eligible employees to contribute a portion of their compensation into the plans and generally provide employer matching contributions. In addition to the employer match, for certain of the plans, a contribution is made for each participant based on a dollar amount per hour worked. Contributions were $4.9 million for 2013 and $3.0 million for 2012, inclusive of the Predecessor and Successor Period, and $3.0 million for 2011.

(21) Fair Value Measurements

The carrying value and fair value of the term loans as of December 31 were as follows:

	2013		2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)
HHI Term Loan	$561,940	572,600	500,143	505,000
Metaldyne Term Loans	667,704	677,721	542,454	542,418

The fair values of the HHI Term Loan were estimated using a discounted cash flow analysis based on inputs consisting of internal forecasts and projections and have, therefore, been categorized as Level 3 within the fair value hierarchy.

The fair values of the Metaldyne Term Loans were estimated using quoted market prices. As the markets for these loans are not active, the loans are categorized as Level 2 within the fair value hierarchy.

The fair value of the Company’s other financial instruments, cash and cash equivalents, revolving lines of credit and other long-term debt, are estimated to equal their carrying values due to their nature.

(22) Commitments and Contingencies

Various claims, lawsuits and administrative proceedings are pending or threatened against the Company or its subsidiaries, covering a wide range of matters that arise in the ordinary course of the Company’s business activities, primarily with respect to commercial, environmental and occupational and employment matters. Commercial disputes vary in nature and have historically been resolved by negotiations between the parties.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Although the outcome of any of these matters cannot be predicted with certainty, the Company does not believe that any of these proceedings or matters in which the Company is currently involved will have a material adverse effect on the Company’s results of operations, financial position or cash flows.

In addition, the Company is conducting remedial actions at certain of its facilities. A reserve estimate for each environmental matter is established using standard engineering cost estimating techniques on an undiscounted basis. In determining such costs, consideration is given to the professional judgment of Company environmental engineers. The Company believes any liability that may result from the resolution of environmental matters for which sufficient information is available to support these cost estimates will not have a material adverse effect on the Company’s results of operations, financial position or cash flows. The Company cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters on the Company’s results of operations, financial position or cash flows or the possible effect of compliance with environmental requirements imposed in the future.

As of December 31, 2013, 45% of the Company’s worldwide labor force was subject to collective bargaining agreements. The Company does not have national agreements in place with any union and its facilities are represented by a variety of different labor organizations. Collective bargaining agreements covering 26% of the labor force expire in 2014. The remaining agreements expire in 2015, 2016, and 2017.

(23) Related Party Transactions

ASP HHI is a party to a management services agreement with American Securities. Advisory fees in connection to the HHI Transaction and management fees and expenses totaling $2.3 million for 2013 and $8.0 million for Successor Period 2012 were paid to American Securities under the agreement.

ASP MDH is a party to a management services agreement with American Securities. Advisory fees in connection to the MDH Transaction and management fees and expenses totaling $2.2 million for 2013 and $8.3 million for Successor Period 2012 were paid to American Securities under the agreement.

Amounts due to American Securities totaled $0.6 million and zero as of December 31, 2013 and 2012, respectively.

Prior to the HHI Transaction, an agreement with KPS and its affiliates to provide management, investment, advisory and consulting services was in place. Advisory fees in connection to the HHI Transaction and management fees and expenses of $1.3 million for Predecessor Period 2012 and $1.2 million for 2011 were paid to KPS under the agreement.

Affiliates of American Securities currently hold 87.2% of the fully diluted equity of Metaldyne Performance Group Inc. before giving effect to the Offering. The amount of their holdings being sold will be based upon the final valuation of common shares being sold to the Underwriters as part of the Offering immediately before the effectiveness of the Offering as the Offering is based on a dollar amount, not a percentage ownership.

(24) Segment and Geographical Data

The Company is organized and operated as two operating segments: the HHI segment and the Metaldyne segment.

The HHI segment manufacturers highly-engineered Forgings for OEM and Tier I suppliers, principally in the North American light vehicle market. These components are used in Powertrain and Safety-Critical

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

applications, including transmission components, drive line components, wheel hubs, axle ring and pinion gears, sprockets, balance shaft gears, timing drive systems, variable valve timing (“VVT”) components, transfer case components and wheel bearings.

The Metaldyne segment manufactures highly-engineered metal-based products for the global light vehicle markets. Metaldyne’s advanced process technologies are used in performance-critical Powertrain applications, including connecting rods, VVT components, balance shaft systems, and engine crankshaft dampers, differential gears and pinions, differential assemblies, valve bodies, hollow shafts, clutch modules and end covers.

The Company evaluates the performance of its operating segments based on external sales and Adjusted EBITDA. Adjusted EBITDA is calculated as net income (loss) before tax adjusted to exclude depreciation and amortization expense, interest expense, net and other income and expenses that are either non-recurring or non-cash by nature, as well as management fees paid to American Securities (“sponsor management fees”). Adjusted EBITDA is a primary driver of cash flows from operations and a measure of our ability to maintain and continue to invest in our operations and provide stockholder returns. Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

For Predecessor Period 2012 and 2011, the Company had only one segment. Segment information for 2013 and Successor Period 2012 was as follows:

	2013					December 31, 2013
	External Sales	Intersegment Sales	Adjusted EBITDA	Capital Spend	Depreciation/ Amortization	Total Assets
	(in thousands)
HHI	$906,516	9,942	175,033	45,068	71,740	993,512
Metaldyne	1,110,765	1,242	188,059	77,188	91,642	1,223,984
Elimination and other	—	(11,184)	—	—	—	(680)

Total	$2,017,281	—	363,092	122,256	163,382	2,216,816

	Successor Period 2012					December 31, 2012
	External Sales	Intersegment Sales	Adjusted EBITDA	Capital Spend	Depreciation/ Amortization	Total Assets
	(in thousands)
HHI	$186,416	—	28,511	8,498	15,207	1,030,579
Metaldyne	18,897	13	881	1,932	3,485	1,220,405
Elimination and other	—	(13)	—	—	—	(822)

Total	$205,313	—	29,392	10,430	18,692	2,250,162

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Adjusted EBITDA to income (loss) before tax follows:

	Successor
	2013	Successor Period 2012
	(In thousands)
Adjusted EBITDA	$363,092	29,392
Depreciation and amortization	(163,382)	(18,692)
Interest expense, net	(74,667)	(11,148)
Gain (loss) on foreign currency	(2,295)	(1,548)
Gain (loss) on fixed assets	(1,419)	—
Debt transaction expenses	(6,014)	—
Stock-based compensation	(6,175)	(100)
Sponsor management fees	(4,000)	(555)
Non-recurring acquisition and purchase accounting items	(10,491)	(43,254)
Non-recurring operational items	(1,819)	(1,229)

Income before tax	$92,830	(47,134)

The following table presents total assets, long-lived assets and net assets by geographic area, attributed to each subsidiary’s continent of domicile.

	2013			2012
	Total assets	Noncurrent assets	Net assets	Total assets	Noncurrent assets	Net assets
	(In thousands)
United States of America	$1,777,301	1,456,689	50,950	1,842,513	1,490,656	270,768
Europe	308,085	203,242	194,756	288,941	203,897	183,704
Other foreign	131,430	47,703	79,474	118,708	48,420	66,031

Total foreign	439,515	250,945	274,230	407,649	252,317	249,735

Total	$2,216,816	1,707,634	325,180	2,250,162	1,742,973	520,503

The following table presents the net sales by geographic area, attributed to each subsidiary’s continent of domicile:

	Successor		Predecessor
	2013	Successor Period 2012	Predecessor Period 2012	2011
United States of America	$1,487,596	193,666	674,134	780,076
Europe	384,040	4,530	—	—
Other foreign	145,645	7,117	6,380	7,231

Total foreign	529,685	11,647	6,380	7,231

Total	$2,017,281	205,313	680,514	787,307

For the year ended December 31, 2013, one customer accounted for 21% of the Company’s net sales and another customer accounted for 10% across all segments.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(25) Subsequent Events

The Company evaluated subsequent events from December 31, 2013 through August 22, 2014, except for the effects of the stock split disclosed below, to which the date is December 1, 2014.

On November 18, 2014, outstanding shares of MPG Common Stock were split at a 5-to-1 ratio. After the Stock Split 67.1 million shares were outstanding. The number of shares authorized was increased to 400.0 million. These financial statements reflect the retrospective application of the Stock Split for all Successor periods. In connection with the Stock Split, each option to purchase one share of MPG Common Stock was converted into an option to purchase five shares of MPG Common Stock and the strike price was reduced to 1/5th of the pre-split strike price.

Other Subsequent Events (unaudited)

On May 2, 2014, HHI amended its loan agreement by entering into a Tranche B-2 Incremental Term Loan for $115 million. The new Tranche B-2 Incremental Term Loan is an amendment to the HHI Term Loan dated October 5, 2012, and modified on February 25, 2013. The Tranche B-2 Incremental Term Loan financed a special dividend to stockholders and paid fees and expenses incurred.

On February 27, 2014, Metaldyne amended and restated the Metaldyne Credit Agreement pursuant to a repricing of the Metaldyne USD Term Loans and the Metaldyne Euro Term Loan. The applicable base interest rate and interest floor on the Metaldyne USD Term Loans were reduced by 0.5% and 0.25%, respectively. The applicable base interest rate and interest floor on the Metaldyne Euro Term Loan were reduced by 1.50% and 0.25%, respectively.

On June 2, 2014, a wholly owned subsidiary of American Securities, ASP Grede Intermediate Holdings LLC (together with its subsidiaries, “Grede”), purchased 100% of the membership interests in Grede Holdings, LLC (the “Grede Transaction”) for a purchase price of $829.7 million. The Grede Transaction was funded by cash from capital contributions and the issuance of term loan debt of $600.0 million and a $75.0 million revolving credit facility (of which $1.0 million was outstanding at June 2, 2014). As an entity under common control with HHI and Metaldyne, the accounts of Grede will be included in the consolidated financial statements of the Company for periods ended after June 2, 2014. The accounting for the Grede Transaction will be pushed-down to the financial statements of the Company and is expected to have the following effects on its financial

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

position. This accounting is not complete as the Company is in the process of finalizing the fair values of the identifiable assets acquired and liabilities assumed:

June 2, 2014
(In thousands)
Fair value of consideration	$829,656
Assets acquired:
Receivables	120,232
Inventories	40,121
Prepaid expenses and other current assets	11,360
Property and equipment	208,525
Intangible assets	369,100
Deferred tax assets	251
Other assets	9,107

Total assets acquired	758,696

Liabilities assumed:
Accounts payable	94,658
Accrued expenses	26,502
Deferred tax liabilities	22,215
Short-term debt	1,752
Other long-term liabilities	20,810

Total liabilities assumed	165,937

Net identifiable assets acquired, net of cash and cash equivalents	592,759

Goodwill	$236,897

On August 4, 2014, HHI, Metaldyne, and Grede were combined under MPG through mergers of the parent companies of each of HHI, Metaldyne and Grede with three separate wholly-owned merger subsidiaries of MPG. Upon completion of the Combination, 13.4 million shares of MPG Common Stock were outstanding.

The Combination has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests, that is, the bases of accounting of HHI and Metaldyne were carried over to MPG. These financial statements reflect the retrospective application of the MPG capital structure for all successor periods. These financial statements reflect the accounts of HHI for all periods and Metaldyne from December 18, 2012 forward.

In conjunction with the Combination, the outstanding stock-based compensation awards were converted into options to purchase MPG Common Stock.

In addition, stock options to purchase approximately 700,000 shares were granted on August 4, 2014 to various executives and key employees. These stock options were time-based awards, with approximately 415,000 vesting upon grant and the remainder vesting ratably on December 6th of each of the following four years. Further, there were additional stock options to purchase approximately 850,000 shares granted on August 4, 2014 to various executives and key employees. These stock options were time-based awards, with approximately 290,000 vesting upon grant and the remainder vesting ratably on each of the following three anniversaries of the grant date. The stock options for each of these additional grants had an exercise price of $20 per share, as adjusted for the Stock Split, which was not less than the fair market value of the common stock as of the grant date. The stock options granted are accounted for based on their grant-date calculated value, which averaged $11.37 per stock option. Expense recognized for these awards as of the grant date was $7.9 million. The

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

remaining unrecognized compensation cost related to unvested stock options was approximately $9.7 million, which is expected to be recognized ratably over the remaining vesting periods. The grant-date calculated value of these awards was estimated using a Black-Scholes valuation model. A summary of the weighted average assumptions used in determining the calculated value of the stock options follows:

Risk-free rate	1.74%
Expected term (in years)	5.37
Expected volatility	65%
Expected dividends	—

The annual risk-free interest rate was based on U.S. Treasury yield curves. If a security matching the expected term of the stock option was not available, a blended rate was derived from the yield curve of securities with similar terms. The expected term of the stock options granted was determined based on the assumption that the employee will exercise share options evenly over the period when the stock options are vested and ending on the date when the stock options would expire. The expected volatility was estimated based on the historical volatility of comparable companies within our industry.

Upon completion of the conversion and grant, options to purchase 6.4 million shares of MPG Common Stock were outstanding.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Metaldyne Performance Group Inc:

We have reviewed the accompanying condensed consolidated balance sheet of Metaldyne Performance Group Inc. and subsidiaries (the Company) as of September 28, 2014, the related condensed consolidated statements of operations, comprehensive income, stockholders’ equity (deficit), and cash flows for the nine- month periods ended September 28, 2014 and September 29, 2013. These condensed consolidated financial statements are the responsibility of the Company’s management.

We were furnished with the report of other accountants on their review of the interim financial information of ASP HHI Holdings, Inc., a wholly owned subsidiary, whose net sales for the nine-month period ended September 29, 2013 constituted 45% of the related consolidated totals.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, and the report of other accountants, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Metaldyne Performance Group Inc. and subsidiaries as of December 31, 2013, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity (deficit), and cash flows for the year then ended (not presented herein); and in our report dated August 22, 2014, we expressed an unqualified opinion on those consolidated financial statements. We did not audit the financial statements of ASP HHI Holdings, Inc., a wholly owned subsidiary, which financial statements reflect total assets constituting 45% as of December 31, 2013 and net sales constituting 45% for the year ended December 31, 2013, of the related consolidated totals. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for ASP HHI Holdings, Inc, is based solely on the report of the other auditors. In our opinion, based on our audits and the report of the other auditors, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2013, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ KPMG LLP

Detroit, Michigan

November 14, 2014, except for the effects of the stock split as disclosed in Note 20, to which the date is December 1, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Metaldyne Performance Group Inc.

Plymouth, MI

We have reviewed the accompanying condensed consolidated balance sheet of ASP HHI Holdings, Inc. and subsidiaries (the “Company”), a subsidiary of and predecessor to Metaldyne Performance Group Inc., as of September 29, 2013, and the related condensed consolidated statements of operations, comprehensive income and cash flows for the nine-month period then ended (not presented separately herein). These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Detroit, MI

November 14, 2014

METALDYNE PERFORMANCE GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands except per share data)

	September 28, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$148,939	68,224
Receivables, net:
Trade	384,363	222,304
Other	29,418	26,605

Total receivables, net	413,781	248,909
Inventories	194,515	154,800
Deferred income taxes	3,399	10,378
Prepaid expenses	23,055	10,750
Other assets	23,564	16,121

Total current assets	807,253	509,182
Property and equipment, net	724,484	539,504
Goodwill	894,857	657,991
Amortizable intangible assets, net	796,077	463,956
Deferred income taxes, noncurrent	1,901	2,785
Other assets	66,210	43,398

Total assets	$3,290,782	2,216,816

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$287,671	180,581
Accrued compensation	57,751	40,079
Accrued liabilities	82,838	54,911
Deferred income taxes	9,754	16,959
Short-term debt	23,122	20,378
Current maturities, long-term debt	21,365	24,143

Total current liabilities	482,501	337,051
Long-term debt, less current maturities	1,928,201	1,235,525
Deferred income taxes	288,157	287,960
Other long-term liabilities	48,702	31,100

Total liabilities	2,747,561	1,891,636
Stockholders’ equity:
Common stock: par $0.001, 400,000 authorized, 67,073 issued and outstanding	67	67
Paid-in capital	830,088	557,548
Deficit	(279,904)	(231,231)
Accumulated other comprehensive loss	(9,412)	(3,299)

Total equity attributable to stockholders	540,839	323,085
Noncontrolling interest	2,382	2,095

Total stockholders’ equity	543,221	325,180

Total liabilities and stockholders’ equity	$3,290,782	2,216,816

See accompanying notes to unaudited condensed financial statements.

METALDYNE PERFORMANCE GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per share amounts)

	Nine Months Ended
	September 28, 2014	September 29, 2013
Net sales	$1,954,829	1,505,921
Cost of sales	1,649,942	1,276,907

Gross profit	304,887	229,014
Selling, general and administrative expenses	134,254	89,092
Acquisition costs	13,046	—

Operating profit	157,587	139,922
Interest expense, net	70,672	54,009
Other, net	(7,088)	5,506

Other expense, net	63,584	59,515

Income before tax	94,003	80,407
Income tax expense	31,136	26,577

Net income	62,867	53,830
Income attributable to noncontrolling interest	281	243

Net income attributable to stockholders	$62,586	53,587

Weighted average shares outstanding	67,073	67,073
Net income per share attributable to stockholders
Basic	$0.93	0.80
Diluted	0.92	0.80

See accompanying notes to unaudited condensed consolidated financial statements.

METALDYNE PERFORMANCE GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Nine Months Ended
	September 28, 2014	September 29, 2013
Net income	$62,867	53,830
Other comprehensive loss, net of tax:
Foreign currency translation	(6,107)	(1,751)

Comprehensive income	56,760	52,079
Less comprehensive income attributable to noncontrolling interest	287	126

Comprehensive income attributable to stockholders	$56,473	51,953

See accompanying notes to unaudited condensed consolidated financial statements.

METALDYNE PERFORMANCE GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands)

	Common stock	Paid-in capital	Deficit	Accumulated other comprehensive loss	Noncontrolling interest	Total stockholders’ equity
Balance, December 31, 2012	$67	550,846	(31,932)	(382)	1,904	520,503
Stock-based compensation expense		4,619				4,619
Dividends			(131,868)			(131,868)
Net income			53,587		243	53,830
Other		584				584
Other comprehensive loss				(1,634)	(117)	(1,751)

Balance, September 29, 2013	$67	556,049	(110,213)	(2,016)	2,030	445,917

Balance, December 31, 2013	$67	557,548	(231,231)	(3,299)	2,095	325,180
Recognition of Grede Transaction		258,553				258,553
Issuance of additional Grede membership interests		1,920				1,920
Dividends			(111,259)			(111,259)
Stock-based compensation expense		14,521				14,521
Other		(2,454)				(2,454)
Net income			62,586		281	62,867
Other comprehensive income				(6,113)	6	(6,107)

Balance, September 28, 2014	$67	830,088	(279,904)	(9,412)	2,382	543,221

See accompanying notes to unaudited condensed consolidated financial statements.

METALDYNE PERFORMANCE GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine Months Ended
	September 28, 2014	September 29, 2013
Cash flows from operating activities:
Net income	$62,867	53,830
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	152,446	119,908
Debt fee amortization	5,510	5,550
Loss on fixed asset dispositions	1,446	732
Deferred income taxes	(15,578)	(3,519)
Recognition of deferred revenue	(713)	(1,105)
Noncash interest expense	706	585
Stock-based compensation expense	14,521	4,619
Foreign currency adjustment	(10,129)	1,495
Other	2,404	3,616
Changes in assets and liabilities:
Receivables, net	(46,713)	(68,410)
Inventories	(3,318)	4,140
Prepaid expenses and other assets	(6,885)	(1,578)
Accounts payable, accrued liabilities and accrued compensation	32,524	41,457
Other assets and liabilities	1,478	(2,315)

Net cash provided by operating activities	190,566	159,005
Cash flow from investing activities:
Capital expenditures	(102,216)	(86,891)
Proceeds from sale of fixed assets	488	906
Capitalized patent costs	(243)	(241)
Grede Transaction, net of cash acquired	(829,656)	—

Net cash used for investing activities	(931,627)	(86,226)
Cash flows from financing activities:
Dividends	(111,259)	(131,868)
Other stock activity	(2,444)	371
Proceeds from stock issuance	260,473	—
Borrowings of revolving lines of credit	364,128	368,583
Repayments of revolving lines of credit	(361,510)	(335,011)
Proceeds of long-term debt	715,000	115,213
Principal payments of long-term debt	(13,028)	(53,986)
Payment of debt issue costs	(20,231)	(13,473)
Proceeds of other debt	998	537
Repayment of other debt	(6,485)	(2,805)

Net cash provided by (used for) financing activities	825,642	(52,439)
Effect of exchange rates on cash	(3,866)	999

Net increase in cash and cash equivalents	$80,715	21,339

Cash and cash equivalents:
Cash and cash equivalents, beginning of period	$68,224	40,331
Net increase in cash and cash equivalents	80,715	21,339

Cash and cash equivalents, end of period	$148,939	61,670

Supplementary cash flow information:
Cash paid for income taxes, net	$52,737	37,249
Cash paid for interest	44,095	45,014
Noncash transactions:
Capital expenditures in accounts payables	12,248	10,184

See accompanying notes to unaudited condensed consolidated financial statements.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) Organization

Metaldyne Performance Group Inc. is a leading provider of components for use in engine, transmission and driveline (“Powertrain”) and chassis, suspension, steering and brake component (“Safety-Critical”) Platforms for the global light, commercial and industrial vehicle markets. We produce these components using complex metal-forming manufacturing technologies and processes for a global customer base of vehicle Original Equipment Manufacturers (“OEMs”) and Tier 1 suppliers. Our components help OEMs meet fuel economy, performance and safety standards. Our metal-forming manufacturing technologies and processes include aluminum casting (“Aluminum Die Casting”), cold, warm or hot forging (“Forging”), iron casting (“Iron Casting”), and powder metal forming (“Powder Metal Forming”), as well as value-added precision machining and assembly (“Advanced Machining and Assembly”). These technologies and processes are used to create a wide range of customized Powertrain and Safety-Critical components that address requirements for power density (increased component strength to weight ratio), power generation, power/torque transfers, strength and Noise, Vibration and Harshness (“NVH”).

(2) Accounting Policies

Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared by Metaldyne Performance Group Inc. (the “Company”, “MPG”, “we”, “our”, or “its”) in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial reporting and as required by Regulation S-X, Rule 10-01. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of items of a normal and recurring nature) necessary to present fairly the financial position as of September 28, 2014, the results of operations, comprehensive income and cash flows for the nine months ended September 28, 2014 and September 29, 2013. The results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

MPG was formed through the combination of ASP HHI Holdings, Inc. (together with its subsidiaries, “HHI”), ASP MD Holdings, Inc. (together with its subsidiaries, “Metaldyne”) and ASP Grede Intermediate Holdings LLC (together with its subsidiaries, “Grede”) on August 4, 2014 (the “Combination”). The Combination occurred through mergers with three separate wholly-owned merger subsidiaries of MPG. In connection with the Combination, 13.4 million shares of MPG common stock were issued in exchange for the outstanding shares of HHI, Metaldyne and Grede. On November 18, 2014, the outstanding shares of MPG Common Stock were split at a 5-to-1 ratio (the “Stock Split”). After the Stock Split, 67.1 million shares were outstanding. The number of shares authorized was increased to 400.0 million.

The Combination was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests, that is, the bases of accounting of HHI and Metaldyne were carried over to MPG. These financial statements reflect the retrospective application of the MPG capital structure and Stock Split. These financial statements reflect the accounts of HHI and Metaldyne for both periods and Grede from June 2, 2014 forward.

The condensed consolidated balance sheet as of December 31, 2013 was derived from our audited financial statements. The accompanying unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported therein. Use of significant estimates and judgements are inherent in the accounting for acquisitions, stock-based compensation, income taxes and employee benefit plans, as well as in the testing of goodwill and long-lived assets for potential impairment. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from these estimates.

Overdraft Policy

It is the policy of the Company to record outstanding checks as accounts payable for balance sheet presentation and include the changes in these positions with cash provided by operating activities.

(3) Recently Issued Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB’) issued Accounting Standard Update (“ASU”) 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity . This ASU changes the criteria for reporting discontinued operations and requires expanded disclosures about discontinued operations. The guidance is effective for fiscal years beginning on or after December 15, 2014 and should be applied prospectively. Early adoption is permitted. The adoption of this ASU is not expected to have a material impact on the consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for the interim and annual periods beginning on or after December 15, 2016. Early adoption is not permitted. The guidance permits the use of either a retrospective or cumulative effect transition method. We have not yet selected a transition method and are currently evaluating the impact of the amended guidance on the consolidated financial statements.

(4) Grede Transaction

On June 2, 2014 (the “Acquisition Date”), a subsidiary of American Securities, ASP Grede Intermediate Holdings LLC (together with its subsidiaries, “Grede”), purchased 97.1% of the membership interests in Grede Holdings LLC (the “Grede Transaction”). Management and outside investors purchased the remaining membership interests.

Purchase Accounting

The Grede Transaction was a cash purchase and was accounted for under the acquisition method. The accounting for the acquisition has been pushed-down to the financial statements of the Company. All assets acquired and liabilities assumed were recorded in the financial statements at estimated fair value.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The purchase price for the acquisition, net of cash and cash equivalents, was $829.7 million. The acquisition was funded by cash from capital contributions ($251.1 million from affiliates of American Securities, $6.5 million from certain members of the Grede management team and $1.0 million from outside investors) and the issuance of term loan debt. Sale proceeds of $10.0 million were placed into an escrow account to be released upon the finalization of various true-up calculations and once certain representations and warranties have settled. In August 2014, $9.0 million of the escrow funds was released to the sellers. The remaining escrow funds are expected to be released during 2015.

The accounting for the Grede Transaction is not complete due to the short period of time since the Acquisition Date. The Company is in the process of finalizing the estimated fair values of the identifiable assets acquired and liabilities assumed. The Grede Transaction was recorded in the accounts of the Company as follows:

June 2, 2014
(In thousands)
Fair value of consideration	$829,656
Assets acquired:
Receivables	120,232
Inventories	40,121
Prepaid expenses and other current assets	11,360
Property and equipment	208,525
Amortizable intangible assets	369,100
Deferred tax assets	251
Other assets	9,107

Total assets acquired	758,696
Liabilities assumed:
Accounts payable	94,658
Accrued liabilities	26,502
Deferred tax liabilities	22,215
Short-term debt	1,752
Other long-term liabilities	20,810

Total liabilities assumed	165,937

Net identifiable assets acquired, net of cash and cash equivalents	592,759

Goodwill	$236,897

The valuation method used to estimate the fair value of assets acquired and liabilities assumed entailed either a cost approach, a market approach, an income approach or a combination of those approaches based on the nature of the asset or liability being valued. The estimated value of property and equipment was determined using a cost approach, relying on estimated replacement costs. Within amortizable net assets, customer relationships and platforms were valued using an income approach, relying on estimated multi-period excess earnings attributable to the relationship or platform.

Goodwill recognized is primarily attributable to potential operational synergies related to overhead cost reductions and the assembled workforce. None of the goodwill recognized is expected to be deductible for tax purposes.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Additional details of the assets recognized were as follows:

June 2, 2014
(In thousands)
Inventories
Raw materials	$11,937
Work in process	12,545
Finished goods	15,639

Total inventories	$40,121

	June 2, 2014	Estimated Useful Lives
	(In thousands)	(In years)
Property and equipment
Land	$12,220	—
Buildings	31,839	20 - 33
Machinery and equipment	148,827	3 - 15
Assets not yet placed in service	15,639	—

Total property and equipment	$208,525

	June 2, 2014	Amortization Period
	(In thousands)	(In years)
Amortizable intangible assets
Customer relationships and platforms	$338,700	10
Trade names and trademarks	30,400	15

Total amortizable intangible assets	$369,100

The estimated fair value of inventories was $4.4 million higher than the carrying value at the time of the acquisition. The entire amount of this step-up in value was expensed in cost of sales during the nine months ended September 28, 2014 based on an analysis of Grede’s inventory turns.

Grede has estimated a remaining useful life of 15 years for the Company’s trade names based on the nature of the industry, the length of time it has been in business and the relative strength of the name in the marketplace. Grede has estimated a remaining useful life of 10 years for the Company’s customer relationships and platforms due to the strong and longstanding relationships with our customers, which include many of the leading global OEMs and Tier 1 suppliers.

Included with other long-term liabilities are obligations for noncontributory defined benefit plans maintained by Grede for certain employees covered by collective-bargaining agreements. The obligations for these plans were measured as of the Acquisition Date.

The funded status as of the Acquisition Date was as follows:

June 2, 2014
(In thousands)
Projected benefit obligation	$33,865
Fair value of plan assets	27,615

Funded Status	$(6,250)

METALDYNE PERFORMANCE GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

A weighted average discount rate of 4.04% was used to determine the projected benefit obligation. The rate of compensation increase is not applicable due to the fact that the plans’ benefits are based on credited years of service. The plans’ assets are composed primarily of pooled separate accounts in which the underlying securities are primarily publicly traded domestic equities and government debt securities. Substantially all of the plans’ assets are categorized as Level 2 in the fair value hierarchy. The plans’ asset allocation range, based on the nature of the underlying securities for the pooled separate accounts at the Acquisition Date approximated the plans’ asset allocation percentages, as presented below:

Asset category
Equity securities	51%
Debt securities	38
Real estate	11

Total	100%

The amount of Grede revenues and earnings included in the statements of operations was as follows:

	Nine Months Ended
	September 28, 2014	September 29, 2013
	(In thousands)
Revenues: Net sales.	$331,397	—
Earnings: Loss before income taxes	(9,986)	—

Included in the statement of operations were Grede Transaction-related expenses of $13.0 million, which were incurred and recorded within acquisition costs, of which $8.3 million was paid to related parties.

Supplemental Pro Forma Information

The following table presents the revenues and earnings of MPG on a pro forma basis as if the Grede Transaction had occurred on January 1, 2013:

	Nine Months Ended
	September 28, 2014	September 29, 2013
	(In thousands)
Revenues: Net sales.	$2,381,800	2,297,800
Earnings: Income before income taxes	133,100	77,000

These results do not purport to be indicative of the results of operations which actually would have resulted had the Grede Transaction occurred on January 1, 2013, or of the future results of operations of the Company.

(5) Receivables Allowances

Allowances for doubtful accounts were $1.2 million as of September 28, 2014 and $1.1 million as of December 31, 2013. Allowances for pricing accruals and anticipated customer deductions were $6.8 million as of September 28, 2014 and $8.0 million as of December 31, 2013.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(6) Inventories

	September 28, 2014	December 31, 2013
	(in thousands)
Raw materials	$67,280	49,459
Work in process	67,611	55,197
Finished goods	59,624	50,144

Total inventories	$194,515	154,800

(7) Property and Equipment, Net

Accumulated depreciation as of September 28, 2014 and December 31, 2013 was $246.9 million and $138.4 million, respectively.

(8) Amortizable Intangible Assets

The carrying amounts and accumulated amortization of intangible assets were as follows:

	September 28, 2014
	Gross	Accumulated Amortization	Net
	(in thousands)
Customer platforms and relationships	$745,200	(61,265)	683,935
Patented and unpatented technology	92,310	(12,908)	79,402
Licensing agreements	2,950	(593)	2,357
Trade names and trademarks	31,100	(717)	30,383

Total	$871,560	(75,483)	796,077

	December 31, 2013
	Gross	Accumulated Amortization	Net
	(in thousands)
Customer platforms and relationships	$406,500	(30,293)	376,207
Patented and unpatented technology	92,067	(7,568)	84,499
Licensing agreements	2,950	(366)	2,584
Trade names and trademarks	700	(34)	666

Total	$502,217	(38,261)	463,956

METALDYNE PERFORMANCE GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(9) Debt

	September 28, 2014	December 31, 2013
	(In thousands)
Short-term debt
Revolving lines of credit	$21,052	19,039
Other short-term debt	2,070	1,339

Total short-term debt	$23,122	20,378

Long-term debt
Term loans
HHI Term Loans	$677,760	565,894
Metaldyne USD Term Loan	526,329	535,535
Metaldyne Euro Term Loan	124,987	136,303
Grede Term Loan	600,000	—
Other long-term debt	27,568	30,024

Total	1,956,644	1,267,756
Less unamortized discount on term loans	(7,078)	(8,088)
Less current maturities	(21,365)	(24,143)

Long-term debt	$1,928,201	1,235,525

Debt Activity

Grede Credit Facilities

Grede Revolver: On June 2, 2014, Grede entered into a $75.0 million revolving credit agreement (“Grede Revolver”). Interest is accrued at a rate equal to the LIBOR rate plus an applicable margin of 3.75% or a base rate that is the higher of the bank’s prime rate or the Federal Funds rate (plus 0.50%), plus an applicable margin of 2.75%, at the option of the Company. The Grede Revolver is a five-year facility that matures in 2019. As of September 28, 2014 there were no outstanding borrowings and $11.2 million of outstanding letters of credit against this facility. The total availability under this facility was $63.8 million at September 28, 2014.

Fees with respect to the Grede Revolver, include (i) an unused commitment fee of 0.5% per annum on the undrawn portion of the credit facility and (ii) fixed fees with respect to letters of credit of 3.75% per annum on the stated amount of each letter of credit outstanding during each month and customary administrative fees.

Grede Term Loan Agreement : On June 2, 2014, Grede entered into a seven-year $600.0 million term loan agreement (“Grede Term Loan”), which matures in 2021. Interest is accrued at a rate equal to the LIBOR rate (bearing a LIBOR floor of 1%) plus an applicable margin of 3.75% or a base rate that is the higher of the bank’s prime rate or the Federal Funds rate (plus 0.50%), plus an applicable margin of 2.75% at the option of Grede.

The Grede Term Loan is subject to customary mandatory prepayments, including an excess cash flow sweep based on leverage ratio step downs and a mandatory prepayment for certain asset sales. The agreement governing the Grede Revolver and Grede Term Loan contains certain covenants that, beginning in September 2014, require Grede, among other things, to maintain a leverage ratio as defined under the terms of the agreement and to comply with customary affirmative and negative covenants. The agreement governing the Grede Revolver and Grede Term Loan also restricts the payment of dividends except (i) to purchase or redeem capital stock not to exceed the greater of $5 million and 1.25% of consolidated total assets, (ii) to make tax distributions, (iii) to

METALDYNE PERFORMANCE GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

pay legal, accounting, and reporting expenses, (iv) to pay general and administrative costs and expenses and to pay reasonable directors fees and expenses (v) to pay franchise fees or similar taxes and fees required to maintain organizational existence, (vi) to pay fees and expenses related to debt or equity offerings, investments, or acquisitions, and, after an initial public offering or issuance of public debt securities, public company costs, (vii) for the payment of insurance premiums; in connection with the sale of Radford, Virginia facility not to exceed $10 million, (viii) management or similar fees and (ix) in lieu of issuing fractional shares in connection with the exercise of warrants, options, or other convertible securities.

The Grede Revolver and Grede Term Loan are collateralized by a first priority lien on substantially all assets of Grede and a first priority lien on the capital stock of Borrower. The Grede Revolver and Grede Term Loan have been guaranteed by Grede and all Grede’s existing and future subsidiaries.

HHI Credit Facilities

On May 2, 2014, HHI amended its loan agreement by entering into a Tranche B-2 Incremental Term Loan for $115.0 million. The new Tranche B-2 Incremental Term Loan is an amendment to the HHI Term Loan dated October 5, 2012, and modified on February 25, 2013. The Tranche B-2 Incremental Term Loan financed a special dividend to HHI stockholders of $111.3 million. Fees paid to third parties totaling $1.8 million were expensed.

Metaldyne Credit Facilities

On February 27, 2014, Metaldyne amended and restated the Metaldyne Credit Agreement pursuant to a repricing of the Metaldyne USD Term Loan and the Metaldyne Euro Term Loan. The applicable base interest rate for the USD and Euro Term Loan was reduced by 0.50% and 1.50%, respectively, and the interest rate floor was reduced by 0.25% and 0.25%, respectively. Fees paid to third parties totaling $1.1 million were expensed.

(10) Equity and Dividends

Equity

Subsequent to the Grede Transaction and prior to the Combination, members of Grede’s management acquired additional membership interests in ASP Grede Holdings LLC in exchange for cash contributions of $1.9 million.

On August 4, 2014, in connection with the Combination, the issued and outstanding shares of HHI and Metaldyne and membership units of Grede were converted to shares of MPG. The number of MPG shares issued upon conversion was determined based on the relative fair value of each entity to the overall fair value of MPG at the time of the Combination. Upon completion of the Combination, 13.4 million shares of MPG Common Stock were issued and outstanding.

On November 18, 2014, MPG Common Stock was split at a 5-to-1 ratio, with each shareholder receiving four additional shares for each share held. Upon completion of the Stock Split, 67.1 million shares were outstanding. The number of authorized shares was increased to 400 million.

The combination and the Stock Split have been retrospectively applied to these financial statements.

Dividends

On May 2, 2013, HHI paid a dividend to HHI stockholders of $111.3 million. The dividend was primarily funded by the new Tranche B-2 Incremental Term Loan.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(11) Other Income and (Expenses)

Income and (expenses) included in other, net were as follows:

	Nine months ended
	September 28, 2014	September 29, 2013
	(In thousands)
Foreign currency gains (losses)	$11,484	(1,464)
Debt transaction expenses	(2,836)	(4,464)
Other	(1,560)	422

Other, net	$7,088	(5,506)

(12) Stock-based Compensation

In August 2014, in conjunction with the Combination, all outstanding stock-based compensation awards were converted (the “Conversion”) to options to acquire MPG common stock (the “Converted Options”) and new options to acquire MPG common stock were granted (the “New Options” and collectively with the Converted Options, the “MPG Options”).

New Options

In August 2014, the Board of Directors of MPG approved an equity incentive plan (the “MPG Plan”) for officers, key employees and non-employees. The MPG Plan permits the grants of equity awards to purchase up to 350,000 shares of MPG common stock.

In August 2014, the Company granted the New Options to certain executive and key employees with the following terms:

Number of Options	Exercise Prices	Contractual Terms	Vesting Terms
(In thousands)		(In years)
127	$100.00	10	100% upon grant
112	100.00	10	1/3rd per year on grant-date anniversary
71	100.00	10	20% upon grant and 20% on December 6 of the following 4 years

310

The New Options are being expensed based on their grant-date calculated values. Expense of $7.9 million was recognized in the nine months ended September 28, 2014 for the portion of New Options which vested upon grant. Expense of $0.4 million was recognized in the nine months ended September 28, 2014 for the remaining New Options, which are being expensed on a straight-line basis over their vesting terms.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Grant-date calculated values were determined using a Black-Scholes valuation model based on the following weighted average assumptions:

Risk-free rate	1.7%
Expected term (in years)	5
Expected volatility	65%
Expected dividend yield	0%
Exercise price	$100.00
Per share market value of MPG common stock	$100.00

The risk-free rate was determined based on U.S. Treasury yield curves of securities matching the expected term of the awards or a blend of securities with similar terms. The expected term was determined based on the assumption that grantees will exercise options evenly over the period between when the options are vested and date when the options expire. Expected volatility was estimated based on historical volatility of comparable companies within our industry. As no dividend policy was established for MPG as of the grant date, the dividend yield assumption was 0%. Per share market value of MPG common stock was primarily determined through the use of an income approach based on the discounted cash flow method.

Converted Options

The number of options issued upon conversion and the strike price of those options were determined based on the relative fair value of the underlying stock (HHI, Metaldyne or Grede) of the original awards to the overall fair value of MPG at the time of the Combination.

The following table summarizes the weighted average terms of the Converted Options:

Number of Options	Exercise Price	Remaining Contractual Term	Vesting Terms
(In thousands)		(In years)
978	$37.62	9	20% per year on the anniversary of the original grant date

Included in the Conversion were 18,099 units of Grede restricted unit award that were issued in June 2014, which was prior to the Combination.

Expense of $6.2 million for the nine months ended September 28, 2014 and $4.6 million for the nine months ended September 29, 2013 was recognized for the Converted Options.

Options Outstanding

Changes in stock-based compensation awards outstanding for the nine months ended September 28, 2014 were as follows:

	MPG Options	HHI Options	Metaldyne Tranche A Options	Metaldyne Tranche B Options	Grede Restricted Stock Units
	(In thousands)
Outstanding as of December 31, 2013	—	231	1,703	159	—
Granted	310	—	—	—	18
Converted	978	(231)	(1,703)	(159)	(18)
Exercised	—	—	—	—	—
Forfeited	—	—	—	—	—

Outstanding as of September 28, 2014	1,288	—	—	—	—

METALDYNE PERFORMANCE GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On November 18, 2014, in connection with the Stock Split, the 1.3 million options outstanding were modified. Each option to purchase one share of MPG Common Stock was converted into an option to purchase five shares of MPG Common Stock and the strike price was reduced to 1/5th of the pre-split strike price. After this modification, 6.4 million options were outstanding with a weighted-average strike price of $10.54 per share.

(13) Income Taxes

The Company is required to adjust its effective tax rate each quarter based upon its estimated annual effective tax rate. The Company must also record the tax impact of certain discrete, unusual and infrequently occurring items, including changes in judgment about valuation allowances and effects of changes in tax laws or rates, in the interim period in which they occur. In addition, jurisdictions with a projected loss for the year or a year-to-date loss where no tax benefit can be recognized are excluded from the estimated annual effective tax rate.

Income tax expense was $31.1 million for the nine months ended September 28, 2014 and $26.6 million for the nine months ended September 29, 2013. The effective tax rate was 33.1% for the nine months ended September 28, 2014 and September 29, 2013.

The effective tax rate for the nine months ended September 28, 2014 varies from statutory rates primarily due to income taxes on foreign earnings which are taxed at rates different from the U.S. statutory rate, tax credits, income tax incentives and other permanent items. Further, the Company’s current and future provision for income taxes may be impacted by the recognition of valuation allowances in certain countries. During the second quarter of 2014, the Company recorded a valuation allowance against loss carryforwards of its Brazilian subsidiary, of which $0.9 million represents a discrete tax expense. Due to the history of losses at the entity, the Company concluded it was no longer more likely than not that the net deferred tax asset would be realized.

(14) Retirement Plans

The net expense recognized for the Company’s defined benefit pension plans was as follows:

	Nine months ended
	September 28, 2014	September 29, 2013
	(in thousands)
Service cost	$896	893
Interest cost	2,019	1,505
Expected return on plan assets	(1,918)	(1,260)
Other	(10)	—

Net expense	$987	1,138

(15) Commitments and Contingencies

Various claims, lawsuits and administrative proceedings are pending or threatened against the Company or its subsidiaries, covering a wide range of matters that arise in the ordinary course of the Company’s business activities, primarily with respect to commercial, environmental and occupational and employment matters. Commercial disputes vary in nature and have historically been resolved by negotiations between the parties. Although the outcome of any of these matters cannot be predicted with certainty, the Company does not believe that any of these proceedings or matters in which the Company is currently involved will have a material adverse effect on the Company’s results of operations, financial position or cash flows.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In addition, the Company is conducting remedial actions at certain of its facilities. A reserve estimate for each environmental matter is established using standard engineering cost estimating techniques on an undiscounted basis. In determining such costs, consideration is given to the professional judgment of Company environmental engineers. The Company believes any liability that may result from the resolution of environmental matters for which sufficient information is available to support these cost estimates will not have a material adverse effect on the Company’s results of operations, financial position or cash flows. The Company cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters on the Company’s results of operations, financial position or cash flows or the possible effect of compliance with environmental requirements imposed in the future.

(16) Fair Value

	September 28, 2014		December 31, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)
HHI Term Loan	$674,034	674,371	561,940	572,600
Metaldyne Term Loans	647,964	649,987	667,704	677,721
Grede Term Loan	600,000	601,200	—	—

The fair values of the HHI Term Loan were estimated using a discounted cash flow analysis based upon inputs consisting of observable market data including credit default swaps for similar types of borrowing arrangements and have, therefore, been categorized as Level 3 within the fair value hierarchy. The fair values of the Metaldyne Term Loans and Grede Term Loan were estimated using quoted market prices. As the markets for these loans are not active, the loans are categorized as Level 2 within the fair value hierarchy. The fair value of other financial instruments, cash and cash equivalents, revolving lines of credit and other long-term debt, are estimated to equal their carrying values due to their nature. During the nine months ended September 28, 2014, there were no transfers into or out of Level 3 of the fair value hierarchy.

(17) Net Income Per Share Attributable to Stockholders (“EPS”)

The Company’s basic and diluted EPS were calculated as follows:

	Nine months Ended
	September 28, 2014	September 29, 2013
	(In thousands except per share amounts)
Weighted-average shares outstanding
Basic shares	67,073	67,073
Equivalent shares for outstanding stock-based compensation awards	835	—

Diluted shares	67,908	67,073

Income attributable to stockholders
Basic EPS attributable to stockholders	$0.93	$0.80
Diluted EPS attributable to stockholders	0.92	0.80

(18) Related Party Transactions

Advisory fees of $8.3 million and zero were incurred payable to American Securities for the nine months ended September 28, 2014 and September 29, 2013, respectively. Management fees and expense

METALDYNE PERFORMANCE GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

reimbursements of $3.4 million were incurred payable to American Securities for the nine months ended September 28, 2014 and September 29, 2013. Amounts due to American Securities were zero and $0.6 million as of September 28, 2014 and December 31, 2013, respectively.

(19) Segment Information

The Company is organized and operated as three operating segments: the HHI segment, the Metaldyne segment and the Grede segment.

The HHI segment manufacturers highly-engineered Forgings for OEM and Tier I suppliers, principally in the North American light vehicle market. These components are used in Powertrain and Safety-Critical applications, including transmission components, drive line components, wheel hubs, axle ring and pinion gears, sprockets, balance shaft gears, timing drive systems, variable valve timing (“VVT”) components, transfer case components and wheel bearings.

The Metaldyne segment manufactures highly-engineered metal-based products for the global light vehicle markets. Metaldyne’s advanced process technologies are used in performance-critical Powertrain applications, including connecting rods, VVT components, balance shaft systems, and engine crankshaft dampers, differential gears and pinions, differential assemblies, valve bodies, hollow shafts, clutch modules and end covers.

The Grede segment manufactures cast, machined and assembled components for the light, commercial and industrial equipment (agriculture, construction, mining, rail, wind energy and oil field) vehicle end-markets. Grede’s leading ductile iron manufacturing processes are used in Powertrain and Safety-Critical applications, including turbocharger housings, differential carriers and cases, scrolls and covers, brake calipers and housings, knuckles, control arms and axle components.

The Company evaluates the performance of its operating segments based on external sales and Adjusted EBITDA. Adjusted EBITDA is calculated as income before tax adjusted to exclude depreciation and amortization expense, interest expense, net and additional income and expenses that are either non-recurring or non-cash by nature, as well as management fees paid to American Securities (“sponsor management fees”). Adjusted EBITDA is a primary driver of cash flows from operations and a measure of our ability to maintain and continue to invest in our operations and provide stockholder returns. Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

Segment information was as follows:

	Nine months ended September 28, 2014					September 28, 2014
	External Sales	Intersegment Sales	Adjusted EBITDA	Capital Spend	Depreciation/ Amortization	Total Assets
	(in thousands)
HHI	$729,464	7,137	146,390	39,952	58,100	1,022,205
Metaldyne	893,968	802	159,466	48,994	70,073	1,245,071
Grede	331,397	—	47,104	13,270	24,273	1,021,752
Elimination and other	—	(7,939)	—	—	—	1,754

Total	$1,954,829	—	352,960	102,216	152,446	3,290,782

METALDYNE PERFORMANCE GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Nine months ended September 29, 2013					December 31, 2013
	External Sales	Intersegment Sales	Adjusted EBITDA	Capital Spend	Depreciation/ Amortization	Total Assets
	(in thousands)
HHI	$674,577	6,712	128,162	32,001	51,881	993,512
Metaldyne	831,344	901	142,977	54,890	68,027	1,223,984
Elimination and other	—	(7,613)	—	—	—	(680)

Total	$1,505,921	—	271,139	86,891	119,908	2,216,816

Reconciliation of Segment EBITDA to the Company’s income before tax was as follows:

	Nine months ended
	September 28, 2014	September 29, 2013
	(In thousands)
Adjusted EBITDA	$352,960	271,139
Depreciation and amortization	152,446	119,908
Interest expense, net	70,672	54,009
(Gain) loss on foreign currency	(11,484)	1,464
Loss on fixed assets	1,446	732
Debt transaction expenses	2,836	4,464
Stock-based compensation	14,518	4,619
Sponsor management fees	3,653	3,000
Non-recurring acquisition and purchase accounting items	22,757	741
Non-recurring operational items	2,113	1,795

Income before tax	$94,003	80,407

(20) Subsequent events

The Company evaluated subsequent events from September 28, 2014 through December 1, 2014.

In October 2014, MPG Holdco I Inc., the Company’s wholly owned subsidiary (“MPG Holdco”) entered into a new credit facility consisting of a $1,350.0 million term loan (“MPG Term Loan”) and a $250.0 million revolving credit facility (“MPG Revolver”).

Interest on the MPG Term Loan is accrued at a rate equal to the LIBOR rate (bearing a LIBOR floor of 1.00%) plus an applicable margin of 3.50% or a base rate that is the higher of the Federal Funds Rate (plus 0.50%), the U.S. prime rate as published in the Wall Street Journal, or LIBOR (plus 1.00%), plus an applicable margin of 2.50%, at MPG Holdco’s option. After a qualifying initial public offering, the applicable margin will be 2.25% for base rate loan and 3.25% for LIBOR rate loans. The MPG Term Loan matures in 2021 and is payable in quarterly installments of $3.375 million beginning in March 2015.

Interest on the MPG Revolver is accrued at a rate equal to the LIBOR rate plus an applicable margin of 3.50% or a base rate that is the higher of the Federal Funds Rate (plus 0.50%), the U.S. prime rate as published in the Wall Street Journal, or LIBOR (plus 1.00%), plus an applicable margin of 2.50%, at MPG Holdco’s option. The applicable margin is based on a leverage ratio grid, with a .25% reduction in rates based on a qualifying initial public offering. The MPG Revolver is a five-year facility that matures in 2019. At the time of the financing, there was no balance outstanding on the MPG Revolver, and the total available under this facility was $236.6 million after giving effect to letters of credit.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MPG Holdco pays fees with respect to the MPG Revolver, including (i) an unused commitment fee of 0.50% or 0.375% based on a leverage ratio and (ii) fixed fees with respect to letters of credit of 3.50% per annum on the stated amount of each letter of credit outstanding during each month and customary administrative fees.

The agreement governing the MPG Revolver and MPG Term Loan restricts the payment of dividends except (i) to pay reasonable estimated amount of taxes as long as not prohibited by applicable laws, (ii) to pay legal, accounting, and reporting expenses, (iii) to pay general administrative costs and expenses, and reasonable directors fees, and expenses; (iv) to repurchase stock owned by employees, (v) for management or similar fees, (vi) to pay franchise or similar taxes to maintain corporate existence, (vii) permitted tax distributions, and (viii) to pay dividends up to $30.0 million or 6% of the net cash proceeds after a qualifying initial public offering.

In October 2014, MPG issued $600.0 million of senior notes (“MPG Notes”). The MPG Notes mature in 2022, and bear interest at a rate of 7.375%, payable semi-annually on April 15 and October 15 per the terms of the indenture governing the MPG Notes.

The indenture governing the MPG Notes restricts the payment of dividends except (i) to pay reasonable estimated amount of taxes as long as not prohibited by applicable laws, (ii) to pay legal, accounting, and reporting expenses, (iii) to pay general and administrative costs and expenses, and reasonable directors fees, and expenses, (iv) to repurchase stock owned by employees, (v) for management or similar fees, (vi) to pay franchise or similar taxes to maintain corporate existence and (vii) to pay dividends up to $30.0 million or 6% of the net cash proceeds after a qualifying initial public offering.

The MPG Term Loan, MPG Revolver and MPG Notes are guaranteed by MPG and certain of its direct and indirect existing and future domestic subsidiaries.

The proceeds from the MPG Term Loan and MPG Notes were used to prepay the existing debt of Metaldyne, HHI, and Grede, as well as, fees and expenses associated with the Refinancing. Prepayment of the existing debt of Metaldyne, HHI and Grede resulted in the elimination of the restrictions on the ability of each to pay dividends to MPG.

On November 18, 2014, MPG Common Stock was split at a 5-to-1 ratio. Upon completion of the Stock Split, 67.1 million shares were outstanding. The authorized shares were increased to 400.0 million. The outstanding stock-based compensation awards were modified. Each option to purchase one share of MPG Common Stock was converted into an option to purchase five shares of MPG Common Stock and the strike price was reduced by 1/5th of the pre-split strike price. These financial statements reflect the retrospective application of the Stock Split.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

MD Investors Corporation:

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of MD Investors Corporation (the Company), which comprise the consolidated statements of operations, comprehensive income, shareholders’ equity (deficit) and cash flows for the period from January 1, 2012 through December 17, 2012 and the year ended December 31, 2011, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the results of MD Investors Corporation’s operations and its cash flows for the period from January 1, 2012 through December 17, 2012 and the year ended December 31, 2011 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Detroit, Michigan

April 30, 2013

MD INVESTORS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

352 days ended December 17, 2012 and the year ended December 31, 2011

(In thousands)

	352 days ended December 17, 2012	Year ended December 31, 2011
Net sales	$1,041,467	1,055,010
Cost of sales	(862,264)	(890,010)

Gross profit	179,203	165,000
Selling, general and administrative expenses	(49,635)	(55,723)
Transaction expenses related to Merger	(28,361)	—

Operating profit	101,207	109,277

Interest expense	(21,892)	(23,135)
Loss on early extinguishment of debt	(2,183)	(13,156)
Other, net	2,877	4,829

Other expense, net	(21,198)	(31,462)

Income before tax	80,009	77,815
Income tax expense	29,922	38,529

Net income	50,087	39,286
(Income) loss attributable to noncontrolling interest	(230)	75

Net income attributable to shareholders	$49,857	39,361

See accompanying notes to consolidated financial statements.

MD INVESTORS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

352 days ended December 17, 2012 and the year ended December 31, 2011

(In thousands)

	352 days ended December 17, 2012	Year ended December 31, 2011
Net income	$50,087	39,286
Other comprehensive income (loss), net of tax:
Foreign currency translation	8,283	(9,894)
Defined benefit plans:
Prior service cost arising during period	—	(78)
Net actuarial loss arising during period	(1,571)	(4,112)
Less amortization of prior service cost included in net periodic pension cost	12	9
Less amortization of net actuarial loss included in net periodic pension cost	18	11

Defined benefit plans	(1,541)	(4,170)

Other comprehensive income (loss), net of tax	6,742	(14,064)

Comprehensive income	56,829	25,222
Less comprehensive income (loss) attributable to noncontrolling interest	227	(200)

Comprehensive income attributable to shareholders	$56,602	25,422

See accompanying notes to consolidated financial statements.

MD INVESTORS CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

352 days ended December 17, 2012 and year ended December 31, 2011

(In thousands)

	Common stock	Treasury stock	Paid-in capital	Deficit	Accumulated other comprehensive loss	Noncontrolling interest	Total shareholders’ equity (deficit)
Predecessor balances, December 31, 2010	$10	(30,427)	68,421	(14,566)	(1,068)	902	23,272
Sale of stock and exercised options	—	—	1,951	—	—	—	1,951
Dividends paid	—	—	—	(132,355)	—	(17)	(132,372)
Stock option compensation expense	—	—	1,242	—	—	—	1,242
Net income	—	—	—	39,361	—	(75)	39,286
Other comprehensive loss	—	—	—	—	(13,939)	(125)	(14,064)

Balance, December 31, 2011	10	(30,427)	71,614	(107,560)	(15,007)	685	(80,685)
Repurchase of treasury stock	—	(33)	—		—	—	(33)
Stock option compensation expense	—	—	4,813	—	—	—	4,813
Net income	—	—	—	49,857	—	230	50,087
Other comprehensive (income) loss	—	—	—	—	6,745	(3)	6,742

Balance, December 17, 2012	$10	(30,460)	76,427	(57,703)	(8,262)	912	(19,076)

See accompanying notes to consolidated financial statements.

MD INVESTORS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

352 days ended December 17, 2012 and year ended December 31, 2011

(In thousands)

	352 days ended December 17, 2012	Year ended December 31, 2011
Cash flows from operating activities:
Net income	$50,087	39,286
Adjustments to reconcile net income to cash provided by (used for) operating activities:
Depreciation and amortization	32,789	31,774
Debt fee amortization	604	824
(Gain) loss on fixed asset dispositions	(145)	23
Deferred income taxes	(18,247)	23,229
Noncash interest expense	—	129
Loss on early extinguishment of debt	2,183	13,156
Stock option compensation expense	4,813	1,242
Foreign currency adjustment	3,821	(3,117)
Changes in assets and liabilities:
Receivables, net	(21,755)	4,275
Inventories, net	3,204	(10,535)
Prepaid expenses and other assets	(9,660)	3,899
Accounts payable and accrued liabilities	25,053	26,729
Changes in other long-term assets	(431)	(321)
Changes in other long-term liabilities	129	297

Net cash provided by operating activities	72,445	130,890

Cash flows from investing activities:
Capital expenditures	(37,958)	(34,344)
Proceeds from sale of fixed assets	653	142

Net cash used for investing activities	(37,305)	(34,202)

Cash flows from financing activities:
Cash dividends	—	(132,372)
Purchases of treasury stock	(33)	—
Proceeds of Term Loan B	—	375,000
Principal payments of Term Loan B	(2,813)	(252,188)
Prepayment penalty of Term Loan B	—	(4,975)
Proceeds of other debt	26	1,078
Principal payments of other debt	(6,750)	(4,469)
Prepayment penalty of other debt	(117)	—
Payment of debt issue costs	—	(2,299)
Proceeds from stock issuance	—	1,951

Net cash used for financing activities	(9,687)	(18,274)
Effect of exchange rates on cash	2,188	(4,558)

Net increase in cash and cash equivalents	27,641	73,856

Cash and cash equivalents:
Cash and cash equivalents, beginning of period	178,827	104,971
Net increase in cash and cash equivalents	27,641	73,856

Cash and cash equivalents, end of period	$206,468	178,827

Supplementary cash flow information:
Cash paid for income taxes, net	$44,363	3,203
Cash paid for interest	20,505	25,794
Noncash transactions:
Capital lease	3,850	9,820
Mortgage	3,690	—

See accompanying notes to consolidated financial statements.

MD INVESTORS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(1) Description of the Business

MD Investors Corporation (MDI or the Company), a Delaware corporation, is a leading global manufacturer of highly-engineered metal components for the global light vehicle market. MDI, together with its majority-owned subsidiaries, engineers, manufactures and distributes precision-engineered metal components and sub-assemblies utilized in the light vehicle powertrain (engine/transmission) and driveline applications. MDI was formed by a group of lenders led by The Carlyle Group (Carlyle) and Solus Alternative Asset Management LP (Solus) and incorporated on July 2, 2009. MDI’s principle assets were acquired from Metaldyne Corporation, through a sale auction under Section 363 of the United States Bankruptcy Code.

Demand for MDI’s products is directly related to the light vehicle production of its major customers. For calendar year 2012 and the year ended December 31, 2011, five customers (Ford Motor Company, Hyundai Motor Company, Chrysler LLC, ZF Group and General Motors Company) represented 53.5% and 48.6% of net sales, respectively. No other customer represented more than 5% of the Company’s net sales.

Light vehicle sales and production can be affected by general economic or industry conditions, organized labor relations, fuel prices, regulatory requirements, trade agreements and other factors. Light vehicle conditions in North America have continued to improve over the last several years while European light vehicle volumes have recently been plagued by sluggish economic conditions brought about by the sovereign debt crisis and political uncertainty. As such, it is reasonably possible that the financial condition of the Company’s light vehicle customers may deteriorate from current levels in the near term and could have an adverse impact on the operations of MDI.

(2) Merger Transaction

On November 1, 2012, MDI’s shareholders entered into a definitive merger agreement with an affiliate of American Securities LLC (AS) to acquire all the outstanding stock of MDI (the Merger). The transaction was structured through a series of wholly owned subsidiaries and a merger of MDI with ASP MD Acquisition Co., Inc., whereby AS and certain members of management would ultimately own all the outstanding stock of MDI’s ultimate parent, ASP MD Holdings, Inc. (ASP). Upon consummation of the Merger on December 18, 2012 (the Effective Date), MDI, as the surviving company, became a wholly owned subsidiary of ASP through its indirect wholly owned subsidiary ASP MD Intermediate Holdings II, Inc. The Merger was financed through a new $620 million Senior Secured Credit Facility which included a $75 million revolving credit facility, $295 million in equity and $175 million of the Company’s cash at the Effective Date. The borrowings under the new credit facility are the obligations of MDI and certain of MDI’s U.S. subsidiaries.

Fees and expenses related to the Merger totaling $28.4 million principally consisting of legal, financial advisory fees and compensation expenses are reflected in transaction expenses related to Merger in the consolidated statements of operations for the 352 day period ended December 17, 2012.

(3) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect

MD INVESTORS CORPORATION

NOTES TO FINANCIAL STATEMENTS

the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Significant items subject to such estimates and assumptions include amounts related to accounts receivable realization, inventory obsolescence, unsettled pricing discussions with customers and suppliers, deferred tax asset valuation allowances, income tax uncertainties, impairment of property, plant and equipment, intangibles, goodwill, and pension benefit plan assumptions.

(c) Revenue Recognition

The Company recognizes revenue when there is evidence of a sale, delivery has occurred or services have been rendered, the sales price is fixed or determinable and the collectibility of receivables is reasonably assured. Revenue is net of applicable taxes imposed by governmental units on revenue producing transactions. The Company has ongoing adjustments to its pricing arrangements with its customers based on the related content and cost of its products. The Company accrues for such amounts as its products are shipped to its customers. Such pricing accruals are adjusted periodically and as they are settled with the Company’s customers. Material surcharge pass-through arrangements with customers are recognized as revenue when an agreement is reached, delivery of the goods or services has occurred and the amount of the pass-through is determinable.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash and cash equivalents. The Company has established a cash pooling strategy with certain of its foreign operations.

(e) Receivables

The Company generally does not require collateral related to its trade accounts receivable.

The Company conducts a significant amount of business with a number of individual customers in the light vehicle industry. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the existing accounts receivable. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company monitors its exposure for credit losses and does not believe that significant credit risk exists.

To reflect customer receivables at their estimated net realizable value, the Company records valuation allowances or accrued liabilities based upon current information.

(f) Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method. The Company secures one-year or longer-term supply contracts for certain of its major raw material purchases to protect against inflation and reduce its raw material cost structure.

(g) Pre-Production Costs on Long-Term Supply Arrangements

The Company incurs pre-production engineering, research and development and tooling costs related to products made for its customers under long-term supply agreements. The Company expenses all pre-production research and development costs and all pre-production tooling costs related to customer-owned tools for which reimbursement is not contractually guaranteed by the customer or where the customer has not provided a

MD INVESTORS CORPORATION

NOTES TO FINANCIAL STATEMENTS

noncancelable right to use the tooling. The Company incurred and expensed research and development costs of $5.0 million for the 352 day period ended December 17, 2012 and $6.8 million for the year ended December 31, 2011, through cost of sales in the consolidated statements of operations.

(h) Property and Equipment, Net

Property and equipment additions, including significant improvements, are recorded at cost. Upon retirement or disposal of property and equipment, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in other income, net. Repair and maintenance costs are charged to expense as incurred.

(i) Depreciation and Amortization

Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method for financial reporting purposes. Estimated useful lives range from 10 to 30 years for buildings and improvements and from 3 to 15 years for machinery and equipment. Deferred financing costs are amortized over the lives of the related debt.

(j) Leases

The Company leases certain property and equipment under operating and capital lease arrangements. Leased property and equipment meeting certain capital lease criteria is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the shorter of the estimated useful life or the initial lease term. The remaining leased property and equipment is accounted for as operating leases.

Unfavorable lease liability represents the difference between contractual lease rates and market rates, providing a net fair market value of the related lease. The amount is being amortized on a straight-line basis to rent expense over the remaining primary term of the underlying leases.

(k) Foreign Currency Translation

The financial statements of subsidiaries outside of the United States of America that are located in non-highly inflationary economies are measured using the currency of the primary economic environment in which they operate as the functional currency, which generally is the local currency. Transaction gains and losses are included in other expense, net. When translating into U.S. dollars, income and expense items are translated at average monthly rates of exchange and assets and liabilities are translated at the rates of exchange at the balance sheet date. Adjustments resulting from translating functional currencies into U.S. dollars are deferred as a component of accumulated other comprehensive income in shareholders’ equity (deficit).

(l) Noncontrolling Interests

The Company accounts for noncontrolling interests in consolidated subsidiaries in accordance with ASC Topic 810, Consolidation. The noncontrolling interests are reflected in the consolidated statements of shareholders’ equity (deficit) and comprehensive income.

(m) Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss is defined to include changes in shareholders’ equity from sources other than net income and transactions with shareholders. The components of accumulated other comprehensive loss include foreign currency translation and unrecognized prior service costs and unrecognized gains and losses in actuarial assumptions for pension.

MD INVESTORS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(n) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

(o) Risk Management and Self-Insurance Reserves

The Company currently maintains a deductible program with $150,000 retention for workers’ compensation, $250,000 self-insured retention for excess workers’ compensation, $100,000 retention for general liability insurance and a guaranteed cost program for auto liability with $1,000 physical damage deductible. The workers’ compensation policy in effect from October 16, 2012 through October 15, 2013 has an aggregate stop-loss of $1,000,000.

The Company is self-insured for medical coverage. The determination of accruals and expenses for medical benefits are dependent on claims experience and the selection of certain assumptions used by actuaries in evaluating incurred, but not yet reported amounts. Significant changes in actual experience under this program or significant changes in assumptions may affect self-insured medical or workers’ compensation reserves and future experience.

(p) Pension Plans

Annual net periodic pension expense and benefit liabilities under defined benefit pension plans and statutory retirement benefits are determined on an actuarial basis. Assumptions used in the actuarial calculations have a significant impact on plan obligations and expense. Each year-end, the Company reviews the actual experience compared to the more significant assumptions used and adjust the assumptions, if warranted. Discount rates are based upon an expected benefit payments duration analysis and the equivalent average yield rate for high-quality fixed-income investments. Certain pension benefits are funded through deposits with trustees and the expected long-term rate of return on fund assets is based upon actual historical returns modified for known changes in the market and any expected change in investment policy.

(q) Stock-Based Compensation

The Company recognizes compensation expense for stock-based compensation based on the fair value of the awards on the grant date under ASC Topic 718, Compensation—Stock Compensation. Under ASC Topic 718, forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. The estimate is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from prior estimates. The forfeiture rate is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested.

(r) Long-Lived Assets

The Company periodically evaluates the carrying value of long-lived asset groups to be held and used when events or circumstances warrant such a review. The carrying value of a long-lived asset group to be held

MD INVESTORS CORPORATION

NOTES TO FINANCIAL STATEMENTS

and used is considered impaired when the anticipated separately identifiable undiscounted cash flows from such an asset group are less than the carrying value of the asset group. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset group. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

(s) Warranties

Estimated warranty costs related to product warranties are accrued once the liability has become both probable and reasonably estimable. The Company provides warranties to its customers which may trigger responsibility for costs associated with the replacement of defective products supplied by the Company. As a result, the Company continuously monitors potential warranty implications of new and current business to assess whether a liability should be recognized.

(t) Derivative Instruments

The Company may enter into foreign exchange forward contracts to manage its exposure to foreign currency volatility. Changes in the fair values of instruments designated to reduce or eliminate adverse fluctuations in the fair values of recognized assets and liabilities and unrecognized firm commitments qualifying for hedge accounting treatment are reported currently in earnings along with the changes in the fair values of the hedge item.

(u) New Accounting Pronouncements Implemented

The FASB issued Accounting Standards Update (ASU) 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS in May 2011. In addition to clarifying existing guidance, the ASU changes certain requirements related to measuring the fair value of financial instruments, using premiums and discounts in fair value measurements, and disclosing more detailed information about fair value measurements, particularly with respect to Level 3 measurements. For nonpublic companies the ASU was effective for annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on the consolidated financial statements. The FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income in June 2011. The ASU modifies reporting and disclosure requirements for other comprehensive income. The guidance requires reporting entities to present components of net income and other comprehensive income in either one continuous statement or two separate, but consecutive statements. Reporting entities may no longer report other comprehensive income and its components in the statement of changes in shareholders’ equity. The Company elected to present the components of comprehensive income in two separate statements. For nonpublic companies the ASU was effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. The adoption of ASU 2011-05 resulted in a change in presentation only and had no other impact on the consolidated financial statements.

(4) Accounts Receivable Factoring Agreements

The Company has agreements with international factoring companies to sell customer accounts receivable from locations in France, Germany, the Czech Republic and the United Kingdom (U.K.) on a nonrecourse basis. The Company pays a commission to the factoring company plus interest calculated from the date the receivables are sold to either the customer’s due date or a specified number of days thereafter or until the receivable is deemed uncollectible. Commission expense related to these agreements is recorded in other expense, net in the consolidated statements of operations and was $1.0 million for the 352 day period ended December 17, 2012, and $1.1 million for the year ended December 31, 2011.

MD INVESTORS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(5) Depreciation Expense

Depreciation expense, including the amortization of capitalized leases, was $32.4 million for the 352 day period ended December 17, 2012 and $35.3 million for the year ended December 31, 2011.

(6) Debt

Significant activity related to the Company’s long-term debt obligations during the 352 day period ended December 17, 2012 and the year ended December 31, 2011 follows:

(a) ABL Credit Facility

The Company entered into a $40 million asset based, four-year revolving loan and security agreement (ABL Credit Agreement) dated February 19, 2010. All obligations under the ABL Credit Agreement were unconditionally guaranteed by the Company and all of its existing U.S. subsidiaries. The Company was in compliance with all covenants at December 17, 2012.

In connection with the Merger, the ABL Credit Agreement was terminated on December 18, 2012. At the time of termination, there were no revolving loans outstanding under this agreement. Remaining unamortized debt issuance costs of $0.3 million were expensed and classified as loss on early extinguishment of debt in the 352 day period ended December 17, 2012.

(b) Credit Agreement

The Company entered into a $375 million six-year secured credit agreement (the Credit Agreement), dated as of May 18, 2011. The associated unamortized debt issuance costs were being amortized to interest expense over the contractual term of the loans using the effective interest method. In connection with the Merger, the Credit Agreement was terminated and all obligations thereunder have been paid. The remaining debt issuance costs of $1.7 million were expensed and classified as loss on early extinguishment of debt in the 352 day period ended December 17, 2012.

Maturities of the Company’s total short and long-term debt, inclusive of revolving lines of credit, as of December 17, 2012 during the next five years are: paid on December 18, 2012: $369.4 million; 2013: $5.7 million; 2014: $3.6 million; 2015: $3.0 million and 2016: $1.2 million.

(7) Leases

The Company leases certain property and equipment under operating and capital lease arrangements that expire at various dates through 2027. Most of the operating leases provide the Company with the option, after the initial lease term, either to purchase the property or renew its lease at the then fair value. Rent expense was $6.0 million for the 352 day period ended December 17, 2012 and $6.3 million for the year ended December 31, 2011.

During 2012, the Company entered into a three year lease contract to refinance an existing operating lease arrangement to a capital lease. During 2011, the Company entered into a four and one-half year lease contract to refinance certain existing operating lease arrangements to a capital lease.

An unfavorable lease liability represents the difference between contractual lease rates and market rates, providing a net fair market value of the related lease. The amount was being amortized on a straight-line basis to rent expense. In conjunction with the refinancing of certain operating leases to a capital lease, $0.1 million and $2.5 million of the unfavorable lease liability was expensed to income during the 352 day period ended December 17, 2012 and the year ended December 31, 2011, respectively.

MD INVESTORS CORPORATION

NOTES TO FINANCIAL STATEMENTS

Future minimum lease payments by the Company under capital and operating leases that have initial or remaining noncancelable terms in excess of one year are as follows for the years ending December 31:

	Capital leases	Operating leases
	(In thousands)
Company minimum lease payments:
2013	$3,882	4,594
2014	3,882	3,595
2015	3,061	3,143
2016	1,237	2,293
2017	—	1,536
Thereafter	—	9,541

Total minimum payments	12,062	$24,702

Amount representing interest	(1,068)

Obligations under capital leases	10,994
Obligations due within one year	(3,340)

Long-term obligations under capital leases	$7,654

(8) Other Income (Expense), Net

	352 days ended December 17, 2012	Year ended December 31, 2011
	(In thousands)
Other, net:
Interest income	$514	1,135
Foreign currency gains (losses)	(4,520)	4,880
Accounts receivable factoring commission	(980)	(1,118)
Other	7,863	(68)

Total other, net	$2,877	4,829

(9) Stock-Based Compensation

The Company maintained a stock-based compensation plan (the 2010 Plan). The 2010 Plan permitted the grant of shares to eligible executives, directors and other service providers of Class B Common Stock, $0.01 par value per share. The 2010 Plan provided for grants of options at an option price per share of not less than 100% of the fair market value of the stock on the date on which the option is granted and vesting ranged from one to five years (which was subject to acceleration upon certain events). Compensation costs related to this 2010 Plan were recorded as the participant provided services in exchange for these options.

In connection with the Merger, all unvested time-based and performance options were vested as of December 17, 2012. Stock-based compensation for the 352 day period ended December 17, 2012 and the year ended December 31, 2011 was $4.8 million and $1.2 million, respectively. Compensation cost was recognized over the vesting period on an accelerated basis.

MD INVESTORS CORPORATION

NOTES TO FINANCIAL STATEMENTS

Changes in the number of stock options issued by MDI to its employees for the 352 day period ended December 17, 2012 and the year ended December 31, 2011 were as follows:

	Number of options	Weighted average exercise price (per share)	Weighted average remaining contractual term (years)
Options outstanding at December 31, 2010	20,564	$150	9.1
Granted	11,800	450	10.0
Exercised	(7,515)	150	8.1
Forfeited or expired	—	—	—

Options outstanding at December 31, 2011	24,849	292	8.6
Granted	—	—	—
Exercised	(24,169)	290	7.6
Forfeited or expired	(680)	371	8.0

Options outstanding at December 17, 2012	—	—	—

The weighted average, grant-date fair value of options granted for the periods ended December 17, 2012 and December 31, 2011 was $320 and $150 per share, respectively.

On December 12, 2011, the Company accelerated the vesting period for 5,597 options set to vest as of December 31, 2012. The accelerated options related to both time and performance based options granted in January of 2010.

The fair value of the stock options under the 2010 Plan was estimated on the date of the grant using a Black-Scholes option valuation model. The risk-free rate is based on the U.S. Treasury yield curve. The expected holding period of the stock options granted was estimated using assumptions about the period of time that options granted are expected to be outstanding. Expected volatility was based on the historical volatility of comparable companies.

A summary of the weighted average assumptions used in determining the fair value of options is as follows:

	352 days ended December 17, 2012	Year ended December 31, 2011
Risk-free rate	0.32%	0.84%
Expected term (in years)	2.5	2.5
Expected volatility	50.00%	50.00%
Expected dividends	—	—

MD INVESTORS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(10) Income Taxes

	352 days ended December 17, 2012	Year ended December 31, 2011
	(In thousands)
Income before income taxes:
Domestic	$34,944	16,164
Foreign	45,065	61,651

	$80,009	77,815

Provision for income taxes:
Currently payable:
Federal	$33,855	2,780
Foreign	12,699	11,682
State and local	1,521	626

	48,075	15,088

Deferred:
Federal	(17,950)	26,136
Foreign	(202)	(2,410)
State and local	(1)	(285)

	(18,153)	23,441

Total income tax expense (benefit)	$29,922	38,529

The following is a reconciliation of tax computed at the U.S. federal statutory rate to the provision for income taxes allocated to income from continuing operations:

	352 days ended December 17, 2012	Year ended December 31, 2011
	(Dollars in thousands)
U.S. federal statutory rate	35%	35%

Tax at U.S. federal statutory rate	$28,003	27,235
Lower effective foreign tax rate and other foreign permanent items	(8,404)	(20,006)
Foreign tax credit	(9,310)	(1,262)
Deferred tax on outside basis of foreign shares	15,411	25,600
Nondeductible transaction expenses	2,722	—
Changes in unrecognized tax benefits	510	(61)
Change in valuation allowance	611	4,947
Other	379	2,076

Income taxes	$29,922	38,529

The Company’s domestic deferred tax liabilities, net of reversing domestic tax assets, are attributable primarily to the basis difference of its domestic fixed assets, intangible assets, and the shares of its wholly owned foreign subsidiaries. This is a result of an assertion that earnings from the wholly owned foreign subsidiaries are not permanently reinvested abroad. Accordingly, deferred income taxes have been provided on the excess of the amount for financial reporting over the tax basis of the Company’s investment in its foreign subsidiaries.

MD INVESTORS CORPORATION

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2010, the Company had a U.S. net operating loss (NOL) carryforward balance of $9.3 million, expiring in 2030 that was utilized in 2011 resulting in a net tax benefit of $3.3 million. As of December 17, 2012, certain foreign subsidiaries had NOL carryforward balances totaling $51.9 million. As of December 17, 2012, a valuation allowance of $10.4 million was recorded for the tax effect on $38.4 million of NOL carryforwards.

The Company had a U.S. capital loss carryforward of $20.3 million as of December 17, 2012, which expired in 2013. A full valuation allowance for the tax effect of $7.1 million was recorded against this loss carryforward as December 17, 2012.

From time to time, the Company may be assessed interest and penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to the Company’s results of operations.

As of December 17, 2012, the Company has open tax years from 2004 to 2011 with varying taxing jurisdictions where taxes remain subject to examination including, but not limited to, the United States of America, Spain, France, Germany and India. Fiscal years 2009 through 2011 are being audited by the United States Internal Revenue Service, fiscal years 2007 through 2009 are being audited by the Spanish Tax Authorities, fiscal years 2008 through 2011 are being audited by the French Tax Authorities, fiscal years 2005 through 2008 are being audited by the German Tax Authorities, while fiscal years 2009 and 2010 are being audited by the India Tax Authorities. All necessary adjustments for the anticipated outcomes have been properly addressed or accrued.

(11) Employee Benefit Plans

(a) Defined Benefit Plans

The Company sponsors defined benefit pension plans, including certain unfunded supplemental retirement plans, covering certain active and retired employees for its operations in the U.K., Germany, Mexico, France and Korea. The Company sponsors no other benefit plans requiring disclosure under ASC Topic 715, Compensation—Retirement Benefits.

The straight-line method is used to amortize prior service amounts and unrecognized net actuarial losses.

	352 days ended December 17, 2012	Year ended December 31, 2011
	(In thousands)
Weighted average assumptions used to determine net periodic benefit cost:
Discount rate	4.78%	5.33%
Expected long-term return on plan assets	6.76	7.66
Rate of compensation increase	4.84	4.76

	352 days ended December 17, 2012	Year ended December 31, 2011
	(In thousands)
Net periodic benefit cost:
Service cost	$953	947
Interest cost	2,043	2,179
Expected return on plan assets	(1,539)	(1,809)
Amortization of prior service cost	12	14
Amortization of net loss	18	15

Net periodic benefit cost	$1,487	1,346

MD INVESTORS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(b) Discount Rate

The rate used by the Company is determined based upon available yields for high quality corporate and government bonds of the plan countries, utilizing similar durations/terms and currencies of the plan liabilities. The country specific rates are weighted by projected benefit obligation to arrive at a single weighted average rate.

(c) Investment Policy and Strategy

Certain policies are established by the trustees to provide for growth of capital with a moderate level of volatility by investing assets per the target allocations. The target asset allocation for 2012 was 70% equity securities and growth assets and 30% debt securities and liability matching assets. The targeted asset allocation and the investment policy is reviewed on a semiannual basis, to determine if the policy should be changed.

(d) Determination of Expected Long-Term Rate of Return

The expected long-term rate of return for the plans’ total assets is based on the expected return of each of the above asset categories, weighted based on the target allocation for each class. Equity securities and growth assets are expected to return 7% to 9% over the long-term, while debt securities and liability matching assets are expected to return between 3% and 5%.

(e) Contributions

Under the current schedule of contributions, the Company contributed $1.3 million to its foreign pension plans in 2013. Contributions to the pension plans meet or exceed the minimum funding requirements of the relevant governmental authorities. The Company may contribute in excess of the minimum funding requirements in response to the plans’ investment performance, to achieve funding levels required by the Company’s defined benefit plan arrangements or when the Company believes it is financially advantageous to do so based on its other cash requirements.

(f) Cash Flows

The following pension payments, which reflect expected future service, as appropriate, are expected to be paid by the plans:

Pension benefits
(In thousands)
December 31:
Remainder of 2012	$70
2013	1,526
2014	1,639
2015	1,782
2016	2,011
2017 - 2021	14,497

(g) Defined Contribution Plans

The Company maintains a defined 401(k) contribution plan for substantially all U.S. employees. The maximum match is 50% of eligible employees’ contributions up to 6% of their salary. The Company contributed $1.3 million and $1.2 million to the defined contribution plan for the periods ended December 17, 2012 and December 31, 2011. The company contributed $1.3 million for the period ended December 31, 2013, respectively.

MD INVESTORS CORPORATION

NOTES TO FINANCIAL STATEMENTS

(12) Dividends

On December 19, 2011, the Company paid a dividend on the issued and outstanding shares of its Class A-1 Common Stock, Class A-2 Common Stock and Class B Common Stock (the December 2011 Dividend). The aggregate amount of the December 2011 Dividend was $132.4 million.

(13) Commitments and Contingencies

The Company is subject to claims and litigation in the ordinary course of its business, but does not believe that any such claim or litigation will have a material adverse effect on its financial position or results of operations. The ultimate resolution of any such exposure to the Company may differ due to subsequent developments. It is the Company’s policy to record charges to earnings when estimates of exposure for lawsuits and pending or asserted claims meet the criteria for recognition under ASC Topic 450, Contingencies.

As of December 17, 2012, 38% of the Company’s worldwide labor force was subject to union agreements, which are due to expire during 2014 through 2017. The Company does not have national agreements in place with any union and its facilities are represented by a variety of different union organizations. Agreements covering 9% of the labor force that were due to expire in 2013 have been renewed.

(14) Related Party Transactions

Carlyle and Solus were shareholders of the Company prior to the Merger and had representatives on the Company’s Board of Directors. Carlyle and Solus were also parties to the Credit Agreement.

The Company was a party to a Management Services Agreement with Carlyle. Under the agreement, the Company paid Carlyle fees of $4.9 million, and $4.4 million during the 352 day period ended December 17, 2012 and the year ended December 31, 2011, respectively. In addition, $8.3 million in advisory fees were paid to Carlyle in connection with the Merger during the 352 day period ended December 17, 2012 which are included in Transaction expenses related to Merger in the statements of operations.

(15) Subsequent Events

The Company evaluated subsequent events through April 30, 2013, the date at which the consolidated financial statements were available to be issued, and determined there were no items to disclose.

INDEPENDENT AUDITOR’S REPORT

To the Board of Managers and Members of

Grede Holdings LLC and Subsidiaries

We have audited the accompanying consolidated financial statements of Grede Holdings LLC and its Subsidiaries, which comprise the consolidated statement of financial position as of December 29, 2013 and December 30, 2012, and the related consolidated statements of operations, comprehensive income, members’ equity (deficit) and cash flows for the three years ended December 29, 2013, December 30, 2012, and January 1, 2012.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grede Holdings LLC and its Subsidiaries at December 29, 2013 and December 30, 2012, and the results of their operations and their cash flows for the three years ended December 29, 2013, December 30, 2012, and January 1, 2012 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Detroit, Michigan

March 14, 2014

GREDE HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 29, 2013 and December 30, 2012

(in thousands of dollars)

	2013	2012
Assets
Current assets
Cash and cash equivalents	$43,158	$7,305
Accounts receivable—trade—less allowance for doubtful accounts of $394 and $980 at 2013 and 2012, respectively	97,391	94,814
Inventories	38,336	41,930
Prepaid expenses and other current assets	8,408	9,561
Deferred tax assets	498	86

Total current assets	187,791	153,696
Property, plant and equipment—net of accumulated depreciation	171,128	182,656
Intangible and other assets—net of accumulated amortization	31,091	33,984
Goodwill	12,146	12,146
Other assets	9,101	9,769

Total assets	$411,257	$392,251

Liabilities and Members’ Equity (Deficit)
Current liabilities
Outstanding checks in excess of bank balance	$4,159	$8,305
Current portion of long-term debt	24,000	22,000
Accounts payable	82,138	83,974
Accrued wages and benefits	9,974	14,379
Accrued insurance	5,265	5,633
Other accrued expenses	14,039	13,834

Total current liabilities	139,575	148,125

Long-term liabilities
Revolving credit facility	—	30,000
Long-term debt	280,000	274,000
Accrued pension plan obligation	4,837	13,643
Accrued other post-retirement benefit obligation	1,322	1,669
Accrued insurance	11,300	12,678
Other long-term liabilities	2,209	3,290
Deferred tax liabilities	—	547

Total long-term liabilities	299,668	335,827

Total liabilities	439,243	483,952

Members’ equity (deficit)
Contributed capital	90,261	90,261
Accumulated earnings (deficit)	(117,010)	(173,460)
Accumulated other comprehensive income (loss)	(1,237)	(8,502)

Total members’ equity (deficit)	(27,986)	(91,701)

Total liabilities and members’ equity (deficit)	$411,257	$392,251

The accompanying notes are an integral part of these consolidated financial statements.

GREDE HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 29, 2013, December 30, 2012 and January 1, 2012

(in thousands of dollars)

	2013	2012	2011
Net sales	$1,035,614	$1,129,987	$994,676
Cost of sales	858,240	947,689	870,003

Gross profit	177,374	182,298	124,673
Selling, general and administrative expenses	55,997	73,568	48,219
Impairment loss	18,208	4,222	—

Operating income	103,169	104,508	76,454
Interest expense	20,344	14,856	4,034

Income before income taxes	82,825	89,652	72,420
Income tax expense	7,032	3,401	2,536

Net income	$75,793	$86,251	$69,884

The accompanying notes are an integral part of these consolidated financial statements.

GREDE HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 29, 2013, December 30, 2012 and January 1, 2012

(in thousands of dollars)

	2013	2012	2011
Net income	$75,793	$86,251	$69,884

Other comprehensive income
Net gain (loss)	6,798	(926)	(6,204)
Amortization of net loss	467	422	23

Pension and other post-retirement benefits	7,265	(504)	(6,181)

Comprehensive income	$83,058	$85,747	$63,703

The accompanying notes are an integral part of these consolidated financial statements.

GREDE HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY (DEFICIT)

Years Ended December 29, 2013, December 30, 2012 and January 1, 2012

(in thousands of dollars)

	Contributed Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balances at January 2, 2011	$91,819	$39,701	$(1,817)	$129,703
Net income	—	69,884	—	69,884
Other comprehensive income (loss)	—	—	(6,181)	(6,181)
Equity incentive plan compensation	591	—	—	591
Distributions to members	—	(24,377)	—	(24,377)

Balances at January 1, 2012	92,410	85,208	(7,998)	169,620
Net income	—	86,251	—	86,251
Other comprehensive income (loss)	—	—	(504)	(504)
Acquisition of member units	(3,550)	—	—	(3,550)
Equity incentive plan compensation	1,401	—	—	1,401
Distributions to members	—	(344,919)	—	(344,919)

Balances at December 30, 2012	90,261	(173,460)	(8,502)	(91,701)
Net income	—	75,793	—	75,793
Other comprehensive income (loss)	—	—	7,265	7,265
Distributions to members	—	(19,343)		(19,343)

Balances at December 29, 2013	$90,261	$(117,010)	$(1,237)	$(27,986)

The accompanying notes are an integral part of these consolidated financial statements.

GREDE HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 29, 2013, December 30, 2012 and January 1, 2012

(in thousands of dollars)

	2013	2012	2011
Cash flows from operating activities
Net income	$75,793	$86,251	$69,884
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Provision for (recovery of) losses on receivables	(586)	(940)	144
Impairment loss	18,208	4,222	—
Depreciation and amortization	31,571	27,815	21,861
Amortization of debt financing costs	2,682	2,225	969
Loss (gain) on foreign currency option	1,299	(981)	552
Equity incentive plan compensation	—	1,401	591
Loss (gain) on sale of property, plant and equipment	2,598	311	(122)
Deferred income taxes	(959)	(344)	518
Changes in operating assets and liabilities
Accounts receivable—trade	(1,991)	15,386	(826)
Inventories	1,313	3,151	(10,247)
Prepaid expenses and other assets	1,392	7,167	(6,927)
Accounts payable	(1,189)	(13,110)	10,664
Accrued expenses and other liabilities	(9,785)	(8,392)	(13,564)

Net cash provided by operating activities	120,346	124,162	73,497

Cash flows from investing activities
Property, plant and equipment expenditures	(39,427)	(47,578)	(27,060)
Acquisition of Novocast and Teknik, net of cash received	—	—	(75,406)
Acquisition of Radford, net of cash received	—	(7,782)	—
Proceeds from sale of property, plant and equipment	2,713	—	217
Change in restricted cash	—	—	600

Net cash used in investing activities	(36,714)	(55,360)	(101,649)

Cash flows from financing activities
Change in outstanding checks in excess of bank balance	(4,146)	5,755	(6,067)
Borrowings of revolving credit facility	125,850	30,000	46,500
Repayments of revolving credit facility	(155,850)	(45,000)	(1,500)
Proceeds from issuance of long-term debt	30,000	300,000	25,000
Repayments of term debt agreement	(22,000)	(22,750)	(6,250)
Cash paid for debt financing costs	(2,290)	(10,694)	(2,051)
Acquisition of member units	—	(3,550)	—
Distributions to members	(19,343)	(344,919)	(24,377)

Net cash provided by (used in) financing activities	(47,779)	(91,158)	31,255

Net increase (decrease) in cash and cash equivalents	35,853	(22,356)	3,103
Cash and cash equivalents
Beginning of year	7,305	29,661	26,558

End of year	$43,158	$7,305	$29,661

The accompanying notes are an integral part of these consolidated financial statements.

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013, December 30, 2012 and January 1, 2012

(in thousands of dollars)

1. Organization and Nature of Business

The Company is a manufacturer of cast and machined components for the capital and durable goods industries. At its operating divisions, the Company produces iron castings and machined and assembled components for automobiles; light, medium, and heavy trucks; off-highway construction equipment; agricultural equipment; pumps; compressors and industrial valves; and other durable goods. The Company owns and operates facilities in Alabama, Indiana, North Carolina, Michigan, Minnesota, Nebraska, Virginia, Wisconsin, and Mexico, which function as separate divisions or subsidiaries.

The Company sells castings and machined components to customers in various industries and geographic regions of North America. To reduce credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition; the Company does not generally require collateral. Percentages of sales to customers in specific industries were as follows:

	2013	2012	2011
Automotive/light truck	51%	45%	44%
Medium/heavy truck	23	25	24
Agriculture	9	8	9
Construction equipment	5	7	8
Hydraulics	4	3	4
Compressors	3	3	4
Other industries	5	9	7

	100%	100%	100%

For the years ended December 29, 2013 and December 30, 2012, approximately 34% and 30% of the Company’s sales and accounts receivable were from its top five primary customers.

The Company operates on a 52 or 53 week fiscal year which ends on the Sunday nearest to December 31. The year ended December 29, 2013 (herein referred to as “fiscal 2013”), the year ended December 30, 2012 (herein referred to as “fiscal 2012”), and the year ended January 1 2012 (herein referred to as “fiscal 2011”), contained 52 weeks.

2. Business Combinations

2011 Mexico Acquisition

On April 11, 2011 the Company closed on the purchase of all of the common stock of Novocast, S.A. de C.V. (“Novocast”) and Teknik, S.A. de C.V. (“Teknik”) for consideration of $79,100, consisting of $7,600 in cash and $71,500 of proceeds from a new asset-based lending facility. The cash consideration includes $2,100 in a working capital adjustment paid in 2012 and is included in other accrued expenses in the 2011 Consolidated Statement of Financial Position. Novocast and Teknik operate primarily in the ferrous metal foundry product manufacturing industry making iron castings, either from purchased metals or integrated secondary smelting and casting plants. The acquisition of Novocast and Teknik provides the Company strategic access to selected customers and markets.

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013, December 30, 2012 and January 1, 2012

(in thousands of dollars)

The Company recorded goodwill of $12,146, as the purchase considerations exceeded the fair value of the assets acquired and liabilities assumed. The goodwill recognized is primarily the result of intangible assets, including assembled workforce, that do not qualify for separate recognition. Transaction costs of $1,159 are included in selling, general, and administrative expenses in the 2011 Consolidated Statement of Operations. The fair value of the assets acquired and liabilities assumed are summarized as follows:

Fair Value
Cash and cash equivalents	$1,594
Accounts receivable	27,061
Prepaid expenses and other assets	7,209
Inventory	5,806
Deferred tax asset	214
Property, plant and equipment	63,681
Intangible assets	5,254
Goodwill	12,146
Accounts payable and accrued expenses	(43,250)
Deferred tax liability	(615)

$79,100

2012 Radford Acquisition

On March 26, 2012 the Company closed on the purchase of certain assets of Virginia Castings, Inc. located in Radford, Virginia (“Radford”) for cash consideration of $7,822. Radford operated primarily in the ferrous metal foundry product manufacturing industry making iron castings, either from purchased metals or integrated secondary smelting and casting plants. The acquisition of Radford provided the Company strategic access to selected customers and markets.

Transaction costs of $496 are included in selling, general, and administrative expenses in the 2012 Consolidated Statement of Operations.

The fair value of the assets acquired and liabilities assumed are summarized as follows:

Fair Value
Cash and cash equivalents	$40
Accounts receivable	2,767
Inventory	1,886
Property, plant and equipment	12,451
Accounts payable and accrued expenses	(7,925)
Other long-term liabilities	(1,397)

$7,822

The transaction was accounted for as a business combination in accordance with accounting principles generally accepted in the United States of America. The purchase method under current authoritative guidance requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the transaction date.

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013, December 30, 2012 and January 1, 2012

(in thousands of dollars)

Cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses were recorded at historical carrying values, given the short-term nature of these assets and liabilities. Inventory, property, plant and equipment, and long-term liabilities outstanding as of the transaction date have been valued based on management’s estimate of fair value.

The fair values of the assets acquired and liabilities assumed were determined using the cost and market approaches. The cost approach, which estimates value by determining the current cost of replacing an asset with another of equivalent economic utility, was used, as appropriate, for plant, property and equipment. The cost to replace a given asset reflects the estimated reproduction or replacement cost for the property, less an allowance for loss in value due to depreciation. The market approach, which indicates value for a subject asset based on available market pricing for comparable assets, was utilized for acquired inventory.

Due to a projected decline in Radford’s net cash flows, primarily due to a greater than anticipated escalation of costs, management decided to idle the facility in the third quarter of 2013. Accordingly, management conducted an impairment test over its property, plant and equipment. As a result, the Company recorded an impairment loss of $18,208 in the 2013 Consolidated Statement of Operations, which represents the amount by which the carrying amount of these assets exceeded the estimated fair value. The Company determined fair value on an asset by asset basis using the market and cost approaches to valuation, and selecting the method or methods that were most appropriate for each asset analyzed.

3. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of Grede Holdings LLC, its divisions, and wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash and cash equivalents with large financial institutions. At times, such cash and cash equivalents in banks may be in excess of the FDIC insurance limit.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on specific identification of uncollectible accounts. The Company reviews its allowance for doubtful accounts periodically. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by type of receivable. Account balances are charged off against the allowance when the Company believes it is probable the receivable will not be recovered. The Company does not have any off-balance sheet credit exposure related to its customers.

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013, December 30, 2012 and January 1, 2012

(in thousands of dollars)

Inventories

Raw material inventories are stated at the lower of cost (principally first-in, first-out basis) or market. Casting and machined component inventories are stated at the lower of cost (principally average cost, which approximates first-in, first-out) or market. Supplies and container inventories are stated at the lower of cost (principally average cost) or market.

Property, Plant, and Equipment

Property, plant, and equipment are valued at cost less accumulated depreciation. Maintenance, repairs, and minor renovations are charged to expense as incurred. Upon sale, retirement, or other disposition of these assets, the gross value and related accumulated depreciation are removed from the respective accounts, and any gain or loss on the disposition is included in results of operations.

The Company provides for depreciation of property, plant, and equipment using primarily the straight-line method designed to depreciate costs over the shorter of the estimated useful lives or lease period as shown below:

Estimated Useful Life
Buildings	20–33 years
Plant equipment (including tools and dies)	3–15 years
Office equipment	3–5 years
Transportation equipment	3–5 years

Goodwill

Goodwill represents the excess of the cost of an acquired business over the amounts assigned to assets acquired and liabilities assumed. Goodwill is subject to an impairment analysis annually or more frequently if an event occurs or circumstances indicate the carrying amount may be impaired. The Company qualitatively assesses its goodwill based on evaluation of various events and circumstances, including macro economic conditions, industry and market conditions, cost factors, relevant events and financial trends that may impact the fair value of the reporting unit. Using this qualitative assessment, the Company determines whether it is more-likely-than not the fair value exceeds its carrying value. If it is determined that it is not more-likely-than-not the fair value exceeds the carrying value, or upon a triggering event, the Company performs a quantitative two step method in which the carrying amount of the reporting unit (i.e. Mexico operations) is compared to its fair value.

Long-Lived Assets

The Company evaluates the carrying value of long-lived assets, including intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows from such assets are less than their carrying value. In that event, a loss is recognized equal to the amount by which the carrying value exceeds the fair value of the long-lived assets. The Company recorded impairment charges of $18,208 (as discussed in Note 2), $4,222, and $0 in 2013, 2012 and 2011, respectively. In addition, the Company periodically reviews the appropriateness of the estimated useful lives of its long-lived assets.

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013, December 30, 2012 and January 1, 2012

(in thousands of dollars)

Deferred Financing Costs

Deferred financing costs are incurred to obtain long-term financing and are amortized using the effective interest method over the term of the related debt. The amortization of deferred financing costs is classified in interest expense in the Consolidated Statements of Operations.

Outstanding Checks in Excess of Bank Balance

The Company maintains a consolidated cash management system with its bank. As a result of maintaining this consolidated cash management system, the Company regularly maintains a zero bank balance under its revolving credit arrangement, resulting in book cash overdrafts. Such overdrafts are included in current liabilities in the accompanying Consolidated Statements of Financial Position.

Revenue Recognition

Revenue from casting and machined component sales is recognized, net of estimated costs of returns, allowances, and sale incentives, upon shipment to customers when there is persuasive evidence of an arrangement, the product price is fixed or determinable, and collection of the resulting receivable is probable. The Company has no post delivery obligations, and product returns are reasonably estimable.

The Company recognizes in cost of sales reimbursements from customers relating to patterns built on their behalf, net of expenses incurred to build such patterns, primarily upon receiving customer approval of the completed pattern.

Shipping Costs

The Company’s shipping and handling costs are classified in cost of sales and amounts billed to customers for these costs are classified in revenues in the Consolidated Statements of Operations.

Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, prepaid expenses and other assets, accounts payable and accrued liabilities are recorded at cost which approximates fair value due to the short-term maturity of these instruments.

Pensions and Other Postretirement Employee Defined Benefits

Pensions and other postretirement employee benefit costs and related liabilities and assets are dependent upon assumptions used in calculating such amounts. These assumptions include discount rates, expected returns on plan assets, health care cost trends, and other factors. In accordance with generally accepted accounting principles, actual results that differ from the assumptions used are accumulated and amortized over future periods, and accordingly, generally affect recognized expense in future periods.

Accounting for Income Taxes

All of the earnings of the Company pass through to the members for U.S. federal income tax purposes and as a result there are no provisions for U.S. federal income taxes reflected in the accompanying financial statements. The Company is subject to tax in Mexico and certain states within the U.S.

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013, December 30, 2012 and January 1, 2012

(in thousands of dollars)

Corporate income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized to reflect temporary differences between the basis of assets and liabilities for financial reporting purposes and income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is determined that a tax benefit will not be realized.

At its inception, the Company adopted the Financial Accounting Standards Board (“FASB”) interpretation, Accounting for Uncertainty in Income Taxes, which prescribes standards for the recognition and measurement of tax positions taken or expected to be taken in an income tax return. The interpretation requires that the tax effects of a position be recognized only if it is “more likely than not” to be sustained based solely on its technical merits as of the reporting date. The more likely than not threshold represents a positive assertion by management that a company is entitled to the economic benefit of a tax position. If a tax position is not considered more likely than not to be sustained based solely on its technical merits, no benefits of the tax position are to be recognized. Moreover, the more likely than not threshold must continue to be met in each reporting period to support continued recognition of a benefit. The Company is required to adjust its financial statements to reflect only those tax positions that are more likely than not to be sustained.

Comprehensive Income

The Company’s Comprehensive Income consists of net income and unrealized gains and losses on the pension and other post-retirement benefit obligations.

Foreign Currency Transactions

The financial statements of the Mexico operations are measured using the currency of the primary economic environment in which they operate as the functional currency, which is the US dollar. Transaction gains and losses which result from translating assets and liabilities of these entities into the functional currency are included in net earnings. Transaction gains (losses) of $(405), $(1,025) and $1,927 were recognized for the years ended December 29, 2013, December 30, 2012 and January 1, 2012, respectively.

The Company entered into a foreign currency option agreement designed to minimize exposure to currency fluctuations related to Mexican Peso and US Dollar transactions. The foreign currency option agreement is not accounted for as a hedge instrument; and therefore, is “marked to market” each reporting period. The fair value of this derivative is required to be recorded as an asset or liability in the Consolidated Statements of Financial Position at period end. Gains and losses resulting from the change in fair value are recorded in the Consolidated Statements of Operations.

The foreign currency option agreement set the potential range of the exchange rate at the date of settlement from Mexican Peso to the US Dollar between 12.10 and 14.20. The fair value of the foreign currency option agreement (liability) asset was $(870) and $429 as of December 29, 2013 and December 30, 2012, respectively. The foreign currency option agreement yielded an unrealized gain (loss) of $(1,299), $981 and $(552) for the years ended December 29, 2013, December 30, 2012 and January 1, 2012, respectively.

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013, December 30, 2012 and January 1, 2012

(in thousands of dollars)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4. Fair Value Measurements

The Company uses fair value measurements in the preparation of its financial statements, which utilize various inputs including those that can be readily observable, corroborated or are generally unobservable. The Company utilizes market-based data and valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Additionally, the Company applies assumptions that market participants would use in pricing an asset or liability, including assumptions about risk.

The FASB issued the Fair Value Measurement standard which requires the categorization of financial assets and liabilities, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to the quoted prices in active markets for identical assets and liabilities and lowest priority to unobservable inputs. The various levels of the fair value hierarchy are described as follows:

Level 1	Financial assets and liabilities whose values are based on quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2	Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable for substantially the full term of the asset or liability.

Level 3	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at 2013 and 2012.

A	Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets, liabilities or a group of assets or liabilities, such as a business.

B	Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

C	Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013, December 30, 2012 and January 1, 2012

(in thousands of dollars)

The following tables classify assets measured at fair value on a recurring basis as of December 29, 2013 and December 30, 2012:

Assets (Liabilities)	Level 1	Level 2	Level 3	Valuation Technique
2013
Mutual funds: (pension plan)
Equity securities	$—	$13,400	$—	A
Debt securities	—	10,700	—	A
Real estate (pension plan)	—	—	2,700	A,B,C
Foreign currency option agreement	—	(870)	—	A

2012
Mutual funds: (pension plan)
Equity securities	$—	$11,900	$—	A
Debt securities	—	8,200	—	A
Real estate (pension plan)	—	—	2,300	A,B,C
Foreign currency option agreement	—	429	—	A

The following table summarizes the changes in Level 3 assets measured at fair values:

Beginning balance at January 1, 2012	$1,900

Return on plan assets	200
Purchases	500
Sales	(300)

Beginning balance at December 30, 2012	2,300

Return on plan assets	200
Purchases	300
Sales	(100)

Beginning balance at December 29, 2013	$2,700

5. Inventories

A summary of inventories at December 29, 2013 and December 30, 2012 are as follows:

	2013	2012
Raw materials	$10,694	$14,648
Castings and machined components
Work in process	11,672	10,738
Finished goods	13,851	14,860
Supplies and containers	2,743	2,151

	38,960	42,397
Less: Reserve for obsolete and excess inventory	624	467

Total inventories	$38,336	$41,930

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013, December 30, 2012 and January 1, 2012

(in thousands of dollars)

6. Property, Plant, and Equipment

A summary of property, plant, and equipment at December 29, 2013 and December 30, 2012 are as follows:

	2013	2012
Land and improvements	$11,823	$12,879
Buildings	38,076	38,278
Plant equipment (including tools and dies)	170,296	146,309
Office equipment	5,523	4,940
Transportation equipment	140	129
Projects in progress	14,928	25,154

	240,786	227,689
Less: Accumulated depreciation	83,987	58,514

	156,799	169,175
Spare parts inventory	14,329	13,481

	$171,128	$182,656

Depreciation expense related to property, plant, and equipment was $29,070, $25,144 and $19,184 in fiscal years 2013, 2012 and 2011, respectively. At December 29, 2013 and December 30, 2012, projects in progress relate to various capital projects that were underway at various facilities, and are anticipated to be completed in fiscal years 2014 and 2013, respectively. Management estimates that the additional spending required to complete these projects will be $8,334 in fiscal year 2014.

7. Intangible and Other Assets

As of December 29, 2013 and December 30, 2012, intangible assets subject to amortization are as follows:

	2013
Category	Amortizable Life -Years	Amount	Accumulated Amortization	Net
Customer relationships	12–25	$19,071	$6,694	$12,377
Trade names	15	8,864	2,339	6,525
Noncompete agreements	5	2,247	1,256	991
Backlog	2	285	285	—
Deferred financing costs	5	17,507	6,309	11,198

		$47,974	$16,883	$31,091

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013, December 30, 2012 and January 1, 2012

(in thousands of dollars)

	2012
Category	Amortizable Life -Years	Amount	Accumulated Amortization	Net
Customer relationships	12–25	$19,071	$5,275	$13,796
Trade names	15	8,864	1,739	7,125
Noncompete agreements	5	2,247	809	1,438
Backlog	2	285	250	35
Deferred financing costs	5	15,217	3,627	11,590

		$45,684	$11,700	$33,984

Amortization expense related to the intangible assets and deferred financing costs were $2,501 and $2,682, $2,671 and $2,225, and $2,677 and $969, respectively, in fiscal years 2013, 2012 and 2011.

Future amortization expense related to the Company’s intangible assets and deferred financing costs at December 29, 2013, is as follows:

Fiscal Years
2014	$5,181
2015	5,202
2016	4,740
2017	4,582
2018	2,399
Thereafter	8,987

$31,091

8. Long-Term Debt

As of December 29, 2013 and December 30, 2012, the Company had $0 and $30,000, respectively, outstanding under its revolving credit facility and $304,000 and $296,000, respectively, under its long-term debt agreement described below.

At the beginning of fiscal 2012, the Company’s borrowing arrangements consisted of a revolving credit facility with borrowings up to $90,000 based upon a formula (the “Revolver”), and a $25,000 Term Loan Facility (the “Term”), (or together, the “Debt”). The Revolver matures April 11, 2016 and the Term matured April 11, 2013.

Effective April 4, 2012, the Debt was amended and restated. The outstanding amount under the Term was paid in full and the Company entered into a new Term B Loan Credit Agreement (the “New Term Loan”) with a principal amount of $200,000, which matures on April 3, 2017. The proceeds were used to pay the old Term loan, distributions to members, and related fees and expenses, and for general corporate purposes. The Revolver remained in place with the maturity date extended to January 2, 2017.

Effective December 18, 2012, the Company entered into the First Amendment to the New Term Loan, which increased the principal amount by $100,000 and adjusted the quarterly installments as described below. The additional proceeds were used to pay distributions to members and related fees and expenses.

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013, December 30, 2012 and January 1, 2012

(in thousands of dollars)

Effective May 2, 2013, the Company entered into the Second Amendment to the New Term Loan and also amended the Revolver. The principal amount of the New Term Loan was increased by $30,000. The proceeds were used to pay down the Revolver. The maturity dates of the Revolver and the New Term Loan were extended to January 30, 2018 and May 2, 2018, respectively.

Revolving Credit Facility

Borrowings on the Revolver bear interest, at the option of the Company, at a rate per annum equal to (i) the adjusted London InterBank Offered Rate (LIBOR) plus an applicable margin range of 1.75% to 2.25% based on average availability or (ii) the greater of the Bank of America Prime rate, the Federal Funds rate plus 0.50%, or LIBOR for a 30 day interest period plus 1.50%; plus an applicable margin range of 0.75% to 1.25% based on average availability (“Base Rate”).

The Revolver calls for a commitment fee payable monthly, in arrears, at a rate of 0.25% applied to the average daily unused availability on the Revolver as calculated based on average borrowings and letters of credit outstanding in relation to total commitments. In addition, the Revolver requires the payment of (i) a monthly participation fee on the total face amount of all outstanding letters of credit equal to applicable margin on LIBOR loan in effect per annum, (ii) a monthly fronting fee equal to 0.125% per annum on the daily average of all outstanding letters of credit, (iii) annual administration fees, and (iv) agent, arrangement, and other similar fees.

Availability on the Revolver is computed as (i) the lesser of the revolving commitment ($90,000) and the borrowing base less, (ii) the aggregate principal amount of all loans outstanding (“outstanding borrowings”) less, (iii) total letters of credit obligations outstanding (“letters of credit”). The Revolver also contains a letter of credit facility in the amount of $25,000. Letters of credit outstanding at December 29, 2013 and December 30, 2012, totaled $13,061 and $10,773, respectively. The availability under the Revolver was $76,939 and $34,465 as of December 29, 2013 and December 30, 2012, respectively.

Term Loan

Borrowings on the New Term Loan bear interest, at the option of the Company, at a rate per annum equal to (i) LIBOR plus an applicable margin of 3.50%, or Base Rate plus an applicable margin of 4.50%. LIBOR has a floor of 1.00%.

The New Term Loan effective April 4, 2012 required payments in quarterly installments of $4,000 starting September 30, 2012. The $4,000 installments were made in September and December 2012, respectively, with the December 31, 2012 payment being made in fiscal year 2013. With the First Amendment effective December 18, 2012, the quarterly installments increased to $6,000 starting March 31, 2013. With the Second Amendment effective May 2, 2013, there was no change to the quarterly installment amount.

Aggregate maturities of the New Term Loan as of December 29, 2013, are as follows:

Fiscal Years
2014	$24,000
2015	24,000
2016	24,000
2017	24,000
2018	208,000

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013, December 30, 2012 and January 1, 2012

(in thousands of dollars)

The Debt includes restrictive financial covenants including a minimum requirement for fixed charge coverage ratio and maximum leverage ratio, as well as material adverse change provisions. The obligations under the Debt are collateralized by substantially all of the Company’s assets.

9. Members’ Equity

As of December 29, 2013 and December 30, 2012, the Company has 91,444 units of membership interest. Voting rights, allocation of earnings, and distributions in the event of liquidation occur proportionate to membership interests.

10. Member Unit-Based Compensation

The purpose of the Company’s compensation plans is to provide certain employees and board members of the Company with incentive to promote the Company’s financial success and to provide additional compensation that the Company may use to induce able persons to enter into or remain in service of the Company.

The Company’s 2010 Equity Incentive Plan (“2010 Plan”), which was member-approved, permitted the grant of member units and options to its employees for up to 10,159 options/member units. The option awards were generally granted with an exercise price equal to the fair value of the Company’s member units at the date of grant; those option awards generally vest based on 4 years of continuous service and had 10-year contractual terms. Certain member units and options provide for accelerated vesting if there is a change in control as defined in the 2010 Plan.

The fair value of each option award was estimated on the date of grant using a Black Scholes option valuation model that uses the assumptions noted in the following table. Expected volatilities were based on implied volatilities that have been derived from an industry sector index since the Company’s member units are not traded. The expected term of options granted represents the period of time that options granted were expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

Expected volatility	35%
Expected dividends	—
Expected term (in years)	6.25
Risk-free rate	2.835

In April 2012, the Company cancelled all outstanding options under the 2010 Plan. The provisions of the 2010 Plan require the Company to make whole any option holder who would otherwise be diluted or harmed as a result of the equity restructuring. As determined by the Compensation Committee, the Company determined to make the option holders whole through a $3,550 one-time payout which approximated the fair value of the options at the time of cancellation. The $1,401 of options unvested at the time of cancellation and cash payment were accounted for as an acceleration of vesting and any remaining grant date expense was recognized immediately.

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013, December 30, 2012 and January 1, 2012

(in thousands of dollars)

A summary of option activity under the 2010 Plan as of December 30, 2012 and January 1, 2012, and changes during the period then ended is presented below:

Member Units	Units	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 2, 2011	8,126	$1.5	9
Granted	—	—	—
Exercised, forfeited or expired	—	—	—

Outstanding at January 1, 2012	8,126	1.5	9
Granted	—	—	—
Cancelled	(8,126)	(1.5)	(9)

Outstanding at December 30, 2012	—	$—	—

Exercisable, end of year	—	$—	—

A summary of the status of the nonvested member units under the 2010 Equity Incentive Plan as of December 30, 2012 and January 1, 2012, are presented below:

Nonvested Member Units	Units	Weighted Average Grant Date Fair Value
Outstanding at January 2, 2011	8,126	$0.3
Granted	—	—

Outstanding at January 1, 2012	8,126	0.3
Granted	—	—
Cancelled	(8,126)	(0.3)

Outstanding at December 30, 2012	—	$—

As of December 30, 2012, and January 1, 2012, there was $0 and $1,401 of total unrecognized compensation cost related to nonvested stock-based compensation arrangements granted under the 2010 Plan. That cost was expected to be recognized over a weighted-average period of 4 years. Compensation expense recognized was $1,401 and $591 for the year ended December 30, 2012 and the year ended January 1, 2012, respectively.

In April 2012, the Company established a new Equity Based Compensation Plan (“2012 Plan”). The 2012 Plan consists of 10,160 authorized plan units which vest on a straight-line basis over a four year period beginning May 7, 2012. As of December 29, 2013, 8,127 plan units were outstanding. Under the 2012 Plan, certain employees and board members are awarded plan units which grant the award holder the right to receive an amount due to a distribution event. The 2012 plan defines a distribution event as a dividend payment or change in control. As the 2012 plan awards are only settled in cash, they are classified as liability in the Consolidated Statement of Financial Position.

Liability classified awards are generally adjusted to fair market value at each reporting period. The existence of the performance conditions (e.g. distribution event) requires the Company to make a probability

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013, December 30, 2012 and January 1, 2012

(in thousands of dollars)

assessment. To the extent the performance condition is probable, compensation expense should be recognized. If the performance condition is not probable, no compensation expense is recognized. In December 2012, the Company paid $12,414 in a distribution bonus to the 2012 award holders which were recognized as compensation expense. As of December 29, 2013, the Company has not deemed an additional distribution event to be probable; and therefore, no additional compensation expense or liability has been recognized in 2013.

11. Income Taxes

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the income tax provision are as follows for the years ended December 29, 2013, December 30, 2012 and January 1, 2012:

	2013	2012	2011
Current
U.S. federal	$—	$—	$—
U.S. state and local	219	374	1,116
Mexico	7,772	3,371	902

Total current	7,991	3,745	2,018

Deferred
U.S. federal	—	—	—
U.S. state and local	—	—	72
Mexico	(959)	(344)	446

Total deferred	(959)	(344)	518

Total income tax provision	$7,032	$3,401	$2,536

Deferred tax assets and liabilities consist of the following:

	December 29, 2013	December 30, 2012
Deferred tax assets	$498	$86
Deferred tax liabilities	—	547

Net deferred tax asset (liability)	$498	$(461)

Significant items giving rise to deferred tax assets and liabilities include components of working capital, property, plant and equipment, and net operating losses (“NOL”). In fiscal 2013, 2012 and 2011 the Company used NOL carryforwards from Mexico of approximately $1,501, $6,239 and $0, respectively. The NOL carryforwards resulted in a decrease in deferred tax assets of approximately $450 and $1,871 as of December 29, 2013 and December 30, 2012, respectively. The Company maintains NOL carryforwards from Mexico of approximately $1,155 as of December 29, 2013.

The Company did not record taxes on its undistributed earnings from its Mexico operations of approximately $41,967 at December 29, 2013 and $26,454 at December 30, 2012, since these earnings are considered by the Company to be permanently reinvested or capable of being repatriated with no material tax

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013, December 30, 2012 and January 1, 2012

(in thousands of dollars)

liability. If at some future date, these earnings cease to be permanently reinvested, the Company and its passthrough members may be subject to income taxes and foreign withholdings taxes on such amounts. Determining the unrecognized deferred tax liability on the potential distribution of these earnings is not practicable as such liability, if any, is dependent on circumstances existing when remittance occurs.

At December 29, 2013 and December 30, 2012, the Company had no unrecognized tax benefits.

A summary of changes in the gross amount of unrecognized tax benefits is as follows for the years ended December 29, 2013 and December 30, 2012:

	2013	2012
Unrecognized tax benefits at beginning of year	$—	$6,978
Increase in unrecognized tax benefits
Current year	—	(6,978)
Prior year	—	—

Unrecognized tax benefits at end of year	$—	$—

Penalties and tax-related interest are reported as a component of income tax expense. As of December 29, 2013 and December 30, 2012, there is no accrued income tax-related interest or penalties in the Consolidated Statements of Financial Position. During the next twelve months, the Company does not anticipate any significant changes to the amount of its unrecognized tax benefits.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and local jurisdictions, where applicable. The tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the inception of the Company in 2010.

The Company is indemnified by the previous owner of Novocast and Teknik for any tax liabilities related to Novocast and Teknik prior to the April 11, 2011 acquisition that could result from any tax audits of those periods.

12. Retirement Plans

The Company maintains five noncontributory defined benefit pension plans for certain of its employees covered by collective-bargaining agreements. The Company’s policy is to fund amounts as required under applicable laws and regulations. As required by Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, the Company used a December 30, 2012 measurement date for its plans as of the year ended December 30, 2012 and December 29, 2013 measurement date for its plans as of the year ended December 29, 2013.

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013, December 30, 2012 and January 1, 2012

(in thousands of dollars)

The following provides a rollforward of the plans’ benefit obligations, plan assets, funded status, and recognition in the Consolidated Statements of Financial Position:

	2013	2012
Change in benefit obligation
Benefit obligation—beginning of year	$36,019	$33,412
Service cost	342	189
Interest cost	1,328	1,387
Actuarial (gain) loss	(4,476)	2,285
Benefits paid	(1,543)	(1,254)
Effect of settlement	—	—
Effect of curtailment	(27)	—

Benefit obligation—end of year	$31,643	$36,019

Change in fair value of plan assets
Fair value of plan assets—beginning of year	$22,376	$19,102
Actual return on plan assets	3,477	2,238
Employer contributions	2,496	2,290
Benefits paid	(1,543)	(1,254)
Effect of settlement	—	—

Fair value of plan assets—end of year	$26,806	$22,376

Amounts recognized in the consolidated statements of financial position
Noncurrent assets	$—	$—
Noncurrent liabilities	(4,837)	(13,643)

Net amount recognized in the consolidated statements of financial position	$(4,837)	$(13,643)

	2013	2012
Information for pension plans with an accumulated benefit obligation in excess of plan assets
Projected and accumulated benefit obligation	$31,643	$36,019
Fair value of plan assets	26,806	22,376

	2013	2012	2012
Amounts not yet reflected in net periodic benefit cost that are included in accumulated other comprehensive income (loss)
Net loss	$1,478	$8,445	$7,558
Prior service cost	—	—	—

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013, December 30, 2012 and January 1, 2012

(in thousands of dollars)

Based on an actuarial valuation performed as of December 29, 2013, December 30, 2012 and January 1, 2012, the Company determined its net periodic pension cost of 2013, 2012 and 2011 as follows:

	2013	2012	2011
Net periodic benefit cost
Service cost	$342	$189	$172
Interest cost	1,328	1,387	1,483
Expected return on plan assets	(1,453)	(1,241)	(1,208)
Amortization of prior service cost	—	—	—
Amortization of net loss	467	400	24

Net periodic benefit cost	684	735	471

Other changes in plan assets and benefit obligation recognized in other comprehensive income
Net (gain) loss	(6,500)	1,286	5,957
Amortization of net loss	(467)	(400)	(23)
Amortization of prior service cost	—	—	—

Total recognized in other comprehensive income	(6,967)	886	5,934

Total recognized in the consolidated statements of operations and other comprehensive income	$(6,283)	$1,621	$6,405

The following table sets forth the weighted-average assumptions of the plans at December 29, 2013 and December 30, 2012:

	2013	2012
Discount rate (used to determine benefit obligation)	4.66%	3.79%
Discount rate (used to determine net periodic benefit cost)	3.78	4.25
Expected return on assets	7.25	7.25

The rate of compensation increase is not applicable due to the fact that the plans’ benefits are based on credited years of service. The plans’ assets are composed primarily of pooled separate accounts in which the underlying securities are primarily publicly traded domestic equities and government debt securities. The plans’ asset allocation range, based on the nature of the underlying securities for the pooled separate accounts for fiscal 2013 and 2012 approximated the plans’ asset allocation percentages at December 29, 2013 and December 30, 2012, as presented below:

	Percentage of Plans’ Assets
	2013	2012
Asset category
Equity securities	50%	53%
Debt securities	40	37
Real estate	10	10

	100%	100%

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013, December 30, 2012 and January 1, 2012

(in thousands of dollars)

The Company’s pension investment policy involves evaluating asset/liability studies periodically performed by third party pension consultants. These studies estimate trade-offs between expected returns on investments and the variability in anticipated cash contributions to fund the pension liabilities. The Company’s pension investment policy for plans managed directly by the Company and its third party consultants is to invest in pooled separate accounts for which the underlying securities represent a relatively high proportion in publicly traded equities and long-term publicly traded debt.

Assumptions regarding the expected rate of return on the plans’ assets are based primarily on judgments made by management. These judgments take into account the expectations of third party pension consultants and actuaries.

The amounts in accumulated other comprehensive income (loss) that are expected to be recognized as components of net expense during the next fiscal year are as follows:

Prior service cost	$—
Actuarial losses	—

Benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

Estimated future benefit payments
2014	$1,748
2015	1,501
2016	1,601
2017	1,908
2018	1,898
2019–2023	10,640

Total employer contributions of approximately $2,904 are expected to be made to the plans in fiscal 2014.

The Company’s Brewton, AL, division’s union employees are covered by a multiemployer defined benefit pension plan sponsored by the union which represents the employees. The Company makes contributions to the plan in accordance with the collective-bargaining agreement between the Company and the union. The collective bargaining agreement, which expires July 19, 2015, requires funding of $0.35 per employee compensated hour. The Company contributed $241, $253 and $284 to the plan in fiscal years 2013, 2012 and 2011, respectively. These contributions do not represent more than 5% of total multiemployer defined pension plan contributions. The multiemployer defined benefit plan is not subject to a funding improvement plan and maintains a “Green” certified funded status as determined by the plan’s actuary, which is required by the Pension Protection Act of 2006. Among other factors, plans in the “Green Zone” are at least 80% funded.

Three of the Company’s collective-bargaining agreements, covering 308, 195, and 148 employees, were renegotiated in fiscal year 2012. Three of the Company’s collective-bargaining agreements, covering 194, 146, and 33 employees, will be renegotiated in fiscal 2014.

The Company maintains several defined contribution plans for hourly and salaried employees who meet certain eligibility requirements. Contribution expense for fiscal years 2013, 2012 and 2011 under the defined contribution plans totaled $1,756, $1,160 and $924, respectively.

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013, December 30, 2012 and January 1, 2012

(in thousands of dollars)

13. Postretirement Benefits Other Than Pensions

The Company assumed the liability for post-retirement benefits other than pensions from a predecessor company. The plan is unfunded, and the Company currently funds the cost of providing benefits as they are incurred. The measurement date for this plan is the Company’s fiscal year-end.

Retirees and their spouses governed by this plan receive supplemental Medicare health insurance coverage until the retiree’s death and retiree life insurance, in varying amounts, for the remainder of the retiree’s life.

The following disclosures are related to the years ended December 29, 2013 and December 30, 2012:

	2013	2012
Change in benefit obligation
Benefit obligation—beginning of year	$1,799	$2,188
Service cost	—	—
Interest cost	53	78
Actuarial (gain) loss	(298)	(360)
Benefits paid	(113)	(107)
Effect of settlement	—	—
Effect of curtailment	—	—

Benefit obligation—end of year	$1,441	$1,799

Unfunded status as recognized in the consolidated statements of financial position
Current liabilities	$119	$130
Noncurrent liabilities	1,322	1,669

Unfunded status as recognized in the consolidated statements of financial position	$1,441	$1,799

	2013	2012	2011
Amounts not yet reflected in net periodic benefit cost that are included in accumulated other comprehensive income (loss)
Net (gain) loss	$(241)	$57	$440

Net periodic benefit cost
Interest cost	$53	$78	$92
Amortization of net loss	—	22	—

Total recognized in net periodic benefit cost	53	100	92

Other changes in benefit obligations recognized in other comprehensive income
Net (gain) loss	(298)	(360)	247
Amortization of net loss	—	(22)	—
Other adjustments	—	—	—

Total recognized in other comprehensive income	(298)	(382)	247

Total recognized in net periodic benefit cost and other comprehensive income	$(245)	$(282)	$339

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013, December 30, 2012 and January 1, 2012

(in thousands of dollars)

The following table sets forth the weighted-average assumptions used:

	2013	2012
Weighted-average assumptions used to determine benefit obligation
Discount rate	3.96%	3.07%
Health care cost initial trend rate	7.30%	7.50%
Ultimate trend rate	4.50%	4.50%
Ultimate trend rate to be reached in year	2028	2028

Weighted-average assumptions used to determine net periodic benefit cost
Discount rate	3.07%	3.71%
Health care cost initial trend rate	7.50%	7.50%
Ultimate trend rate	4.50%	4.50%
Ultimate trend rate to be reached in year	2028	2028

A one percentage point increase or decrease in the healthcare cost trend rate assumption would not have a significant effect on the amounts reported.

The estimated net actuarial loss that will be amortized from accumulated other comprehensive loss into net periodic pension benefit cost over the next year is $0.

The following table sets forth the expected future benefit payments in connection with this plan:

Fiscal Years
2014	$119
2015	119
2016	118
2017	117
2018	116
2019—2023	549

14. Commitments and Contingencies

Contingencies

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

The Company is also subject to numerous federal, state, and local environmental laws and regulations. Management believes that the Company is in material compliance with such laws and regulations and that any potential environmental liabilities are not material to the consolidated financial position, results of operations, or cash flows of the Company.

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2013, December 30, 2012 and January 1, 2012

(in thousands of dollars)

Commitments

The Company leases offices and equipment under operating lease agreements expiring in various years through 2018. Rent expense under operating leases for fiscal year 2013, 2012 and 2011 was $2,453, $2,484 and $2,098, respectively. Minimum future rental payments under operating leases having remaining terms in excess of one year as of December 29, 2013 are as follows:

Fiscal Years
2014	$1,492
2015	1,492
2016	672
2017	277
2018 and thereafter	511

$4,444

15. Supplemental Disclosures of Cash Flow Information

	2013	2012	2011
Supplemental disclosures of cash flow information
Cash paid for interest	$17,091	$11,322	$2,430
Cash paid for income tax	4,409	1,871	2,178

Noncash investing and financing activities
Accrued liabilities for purchases of property, plant, and equipment	2,598	3,245	2,323
Accrued liabilities for acquisition of Novocast and Teknik	—	—	2,100

16. Subsequent Events

The Company evaluated subsequent events occurring through March 14, 2014, which is the date the financial statements were issued. There are no significant subsequent events to report.

GREDE HOLDINGS LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

As of March 30, 2014 and December 29, 2013

(in thousands of dollars)

	March 30, 2014	December 29, 2013
Assets
Current assets
Cash and cash equivalents	$43,996	$43,158
Accounts receivable—trade—less allowance for doubtful accounts of $204 and $394 at 2014 and 2013, respectively	117,665	97,391
Inventories	38,649	38,336
Prepaid expenses and other current assets	9,569	8,408
Deferred tax assets	498	498

Total current assets	210,377	187,791
Property, plant and equipment—net of accumulated depreciation	172,279	171,128
Intangible and other assets—net of accumulated amortization	29,790	31,091
Goodwill	12,146	12,146
Other assets	9,099	9,101

Total assets	$433,691	$411,257

Liabilities and Members’ Deficit
Current liabilities
Outstanding checks in excess of bank balance	$13,387	$4,159
Current portion of long-term debt	24,000	24,000
Accounts payable	80,340	82,138
Accrued wages and benefits	9,678	9,974
Accrued insurance	5,140	5,265
Other accrued expenses	13,900	14,039

Total current liabilities	146,445	139,575

Long-term liabilities
Long-term debt	274,000	280,000
Accrued pension plan obligation	4,146	4,837
Accrued other post-retirement benefit obligation	1,290	1,322
Accrued insurance	11,340	11,300
Other long-term liabilities	1,940	2,209

Total long-term liabilities	292,716	299,668

Total liabilities	439,161	439,243

Members’ deficit
Contributed capital	90,261	90,261
Accumulated deficit	(94,491)	(117,010)
Accumulated other comprehensive loss	(1,240)	(1,237)

Total members’ deficit	(5,470)	(27,986)

Total liabilities and members’ deficit	$433,691	$411,257

GREDE HOLDINGS LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

For The Three Months Ended March 30, 2014 and March 31, 2013

(in thousands of dollars)

	Three Months Ended
	March 30, 2014	March 31, 2013
Net sales	$250,139	$270,455
Cost of sales	208,108	223,836

Gross profit	42,031	46,619
Selling, general and administrative expenses	13,097	14,087

Operating income	28,934	32,532
Interest expense	4,422	6,310

Income before income taxes	24,512	26,222
Income tax expense	1,394	1,209

Net income	$23,118	$25,013

The accompanying notes are an integral part of these consolidated financial statements.

GREDE HOLDINGS LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

For The Three Months Ended March 30, 2014 and March 31, 2013

(in thousands of dollars)

	Three Months Ended
	March 30, 2014	March 31, 2013
Net income	$23,118	$25,013

Other comprehensive income (loss):
Amortization of net (gain) loss	(3)	116

Pension and other post-retirement benefits	(3)	116

Comprehensive income	$23,115	$25,129

The accompanying notes are an integral part of these consolidated financial statements.

GREDE HOLDINGS LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF MEMBERS’ DEFICIT (UNAUDITED)

As of March 30, 2014 and March 31, 2013

(in thousands of dollars)

	Contributed Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balances at December 30, 2013	$90,261	$(117,010)	$(1,237)	$(27,986)
Net income	—	23,118	—	23,118
Other comprehensive income (loss)	—	—	(3)	(3)
Distributions to members	—	(599)	—	(599)

Balances at March 30, 2014	$90,261	$(94,491)	$(1,240)	$(5,470)

Balances at December 31, 2012	$90,261	$(173,460)	$(8,502)	$(91,701)
Net income	—	25,013	—	25,013
Other comprehensive income (loss)	—	—	116	116
Distributions to members	—	(387)	—	(387)

Balances at March 31, 2013	$90,261	$(148,834)	$(8,386)	$(66,959)

The accompanying notes are an integral part of these consolidated financial statements.

GREDE HOLDINGS LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For The Three Months Ended March 30, 2014 and March 31, 2013

(in thousands of dollars)

	Three Months Ended
	March 30, 2014	March 31, 2013
Cash flows from operating activities
Net income	$23,118	$25,013
Adjustments to reconcile net income to net cash provided by operating activities
Recovery of losses on receivables	(190)	(337)
Depreciation and amortization	6,949	8,006
Amortization of debt financing costs	664	689
Gain on foreign currency option	(329)	(1,065)
Loss on sale of property, plant and equipment	45	252
Deferred income taxes	—	45
Changes in operating assets and liabilities
Accounts receivable—trade	(20,084)	(30,985)
Inventories	(1,133)	(121)
Prepaid expenses and other assets	(1,159)	(931)
Accounts payable	(1,006)	16,738
Accrued expenses and other liabilities	(1,186)	424

Net cash provided by operating activities	5,689	17,728

Cash flows from investing activities
Property, plant and equipment expenditures	(7,530)	(11,399)
Proceeds from sale of property, plant and equipment	50	—

Net cash used in investing activities	(7,480)	(11,399)

Cash flows from financing activities
Change in outstanding checks in excess of bank balance	9,228	(6,020)
Borrowings of revolving credit facility	—	62,750
Repayments of revolving credit facility	—	(59,400)
Repayments of term debt agreement	(6,000)	(4,000)
Distributions to members	(599)	(387)

Net cash provided by (used in) financing activities	2,629	(7,057)

Net increase (decrease) in cash and cash equivalents	838	(728)
Cash and cash equivalents
Beginning of period	43,158	7,305

End of period	$43,996	$6,577

The accompanying notes are an integral part of these consolidated financial statements.

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Three Months Ended March 30, 2014 and March 31, 2013 (Unaudited)

(in thousands of dollars)

1. Organization and Nature of Business

The Company is a manufacturer of cast and machined components for the capital and durable goods industries. At its operating divisions, the Company produces iron castings and machined and assembled components for automobiles; light, medium, and heavy trucks; off-highway construction equipment; agricultural equipment; pumps; compressors and industrial valves; and other durable goods. The Company owns and operates facilities in Alabama, Indiana, North Carolina, Michigan, Minnesota, Nebraska, Virginia, Wisconsin, and Mexico.

The Company sells castings and machined components to customers in various industries and geographic regions of North America. To reduce credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition; the Company does not generally require collateral.

The Company operates on a 52 or 53 week fiscal year which ends on the Sunday nearest to December 31. The three months ended March 30, 2014 and March 31, 2013 both contained 13 weeks.

Recently adopted accounting pronouncements

In July 2013, the Financial Accounting Standards Board (FASB) issued guidance to clarify financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Generally, an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. An exception exists to the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose. If the exception applies, the unrecognized tax benefit must be presented in the financial statements as a liability and not combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and must be made presuming disallowance of the tax position at the reporting date. This guidance became effective January 1, 2014 and is consistent with our past practice, so adoption did not impact our financial condition or results of operations.

In February 2013, the FASB issued guidance related to obligations resulting from joint and several liability arrangements where the amount of the obligation is fixed at the reporting date. Obligations within the scope of the guidance include certain debt arrangements and settled litigation but not contingencies, guarantees, retirement benefits or income taxes. Adoption of this guidance, which became effective January 1, 2014, did not impact our financial condition or results of operations.

Recently issued accounting pronouncements

In May 2014, the FASB issued guidance that requires companies to recognize revenue in a manner that depicts the transfer of promised goods or services to customers in amounts that reflect the consideration a company expects to be entitled to in exchange for those goods or services. The new guidance will also require new disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. This guidance will be effective January 1, 2017 and early adoption is not permitted. The guidance allows for either a full retrospective or a modified retrospective transition method. We are currently evaluating the impact this guidance will have on our consolidated results of operations, financial position and cash flows.

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Three Months Ended March 30, 2014 and March 31, 2013 (Unaudited)

(in thousands of dollars)

In April 2014, the FASB issued guidance that revises the definition of a discontinued operation. The revised definition limits discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on operations and financial results. The guidance also requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. The guidance will apply to covered transactions that occur after 2014 but may be applied to the initial reporting of disposals completed or approved in 2014.

In January 2014, the FASB issued ASU 2014-03, Derivatives and Hedging (Topic 815). This ASU allows for the use of the simplified hedge accounting approach to account for swaps that are entered into for the purpose of economically converting a variable-rate borrowing into a fixed-rate borrowing. Under this approach, the income statement charge for interest expense will be similar to the amount that would result if the entity had directly entered into a fixed-rate borrowing instead of a variable-rate borrowing and a receivable-variable, pay-fixed interest rate swap. Alternatively, an entity may continue to follow the current guidance in Topic 815. Under the simplified hedge accounting approach, a private company has the option to measure the designated swap at settlement value instead of fair value. The primary difference between the settlement value and fair value is that nonperformance risk is not considered in determining settlement value. The company has elected to not adopt this ASU.

In January 2014, the FASB issued ASU 2014-02, Intangibles—Goodwill and Other: Accounting for Goodwill. This ASU allows private companies to amortize goodwill over a period not greater than 10 years and perform qualitative analyses to determine if a triggering event has occurred, which would require an impairment test. This ASU further simplified impairment testing by allowing entities to make an accounting policy decision to perform its impairment testing at the entity-level or the reporting unit level and eliminating step two of the impairment test, which required a hypothetical purchase price allocation to calculate the goodwill impairment amount. The Company elected to not adopt this ASU.

2. Accounting Policies

Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared by Grede Holdings LLC and its subsidiaries (the Company) in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial reporting. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of items of a normal and recurring nature) necessary to state fairly the financial position as of March 30, 2014, the results of operations and cash flows for the three months ended March 30, 2014 and March 31, 2013. The results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

The condensed consolidated statement of financial position as of December 29, 2013 was derived from our audited consolidated financial statements. The accompanying unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements for the year ended December 29, 2013.

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Three Months Ended March 30, 2014 and March 31, 2013 (Unaudited)

(in thousands of dollars)

Foreign Currency Transactions

The financial statements of the Mexico operations are measured using the currency of the primary economic environment in which they operate as the functional currency, which is the US dollar. Transaction gains and losses which result from translating assets and liabilities of these entities into the functional currency are included in net earnings. Transaction losses of $18 and $185 are included in operating income in the Consolidated Statements of Operations for the three months ended March 30, 2014 and March 31, 2013, respectively.

The Company entered into a foreign currency option agreement designed to minimize exposure to currency fluctuations related to Mexican Peso and US Dollar transactions. The foreign currency option agreement is not accounted for as a hedge instrument; and therefore, is “marked to market” each reporting period. The fair value of this derivative is required to be recorded as an asset or liability in the Consolidated Statements of Financial Position at period end. Gains and losses resulting from the change in fair value are recorded in the Consolidated Statements of Operations.

The foreign currency option agreement set the potential range of the exchange rate at the date of settlement from Mexican Peso to the US Dollar between 12.10 and 13.96. The fair value of the foreign currency option agreement liability was $541 and $870 as of March 30, 2014 and December 29, 2013, respectively. The foreign currency option agreement yielded an unrealized gain of $329 and $1,065 for the three months ended March 30, 2014 and March 31, 2013, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Fair Value Measurements

The Company uses fair value measurements in the preparation of its financial statements, which utilize various inputs including those that can be readily observable, corroborated or are generally unobservable. The Company utilizes market-based data and valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Additionally, the Company applies assumptions that market participants would use in pricing an asset or liability, including assumptions about risk.

The FASB previously issued the Fair Value Measurement standard update which requires the categorization of financial assets and liabilities, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to the quoted prices in active markets for identical assets and liabilities and lowest priority to unobservable inputs. The various levels of the fair value hierarchy are described as follows:

Level 1	Financial assets and liabilities whose values are based on quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Three Months Ended March 30, 2014 and March 31, 2013 (Unaudited)

(in thousands of dollars)

Level 2	Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable for substantially the full term of the asset or liability.

Level 3	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The fair value of the outstanding long-term debt approximates carrying value since it bears interest rates that are similar to existing market rates that would be offered to the Company. The long-term debt represents a Level 2 measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at March 30, 2014 and December 29, 2013.

A	Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets, liabilities or a group of assets or liabilities.

B	Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

C	Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).

The following tables classify assets measured at fair value on a recurring basis as of March 30, 2014 and December 29, 2013:

Assets (liabilities)	Level 1	Level 2	Level 3	Valuation Technique
March 30, 2014
Foreign currency option agreement	$—	$(541)	$—	A

December 29, 2013
Foreign currency option agreement	$—	$(870)	$—	A

Cash and cash equivalents, accounts receivable, prepaid expenses and other assets, accounts payable and accrued liabilities are recorded at cost which approximates fair value due to the short-term maturity of these instruments.

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Three Months Ended March 30, 2014 and March 31, 2013 (Unaudited)

(in thousands of dollars)

4. Inventories

	March 30, 2014	December 29, 2013
Raw materials	$11,318	$10,694
Castings and machined components
Work in process	13,860	11,672
Finished goods	11,646	13,851
Supplies and containers	2,652	2,743

	39,476	38,960
Less: Reserve for obsolete and excess inventory	827	624

Total inventories	$38,649	$38,336

5. Property, Plant, and Equipment

	March 30, 2014	December 29, 2013
Land and improvements	$11,823	$11,823
Buildings	38,245	38,076
Plant equipment (including tools and dies)	174,295	170,296
Office equipment	5,523	5,523
Transportation equipment	233	140
Projects in progress	17,086	14,928

	247,205	240,786
Less: Accumulated depreciation	90,076	83,987

	157,129	156,799
Spare parts inventory	15,150	14,329

	$172,279	$171,128

Depreciation expense related to property, plant, and equipment was $6,312 and $7,350 in the three months ended March 30, 2014 and March 31, 2013, respectively.

6. Intangible and Other Assets

As of March 30, 2014 and December 29, 2013, intangible assets subject to amortization are as follows:

	Amortizable Life-Years	March 30, 2014
Category		Amount	Accumulated Amortization	Net
Customer relationships	12–25	$19,071	$7,069	$12,002
Trade names	15	8,864	2,489	6,375
Noncompete agreements	5	2,247	1,368	879
Backlog	2	285	285	—
Deferred financing costs	5	17,507	6,973	10,534

		$47,974	$18,184	$29,790

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Three Months Ended March 30, 2014 and March 31, 2013 (Unaudited)

(in thousands of dollars)

	Amortizable Life-Years	December 29, 2013
Category		Amount	Accumulated Amortization	Net
Customer relationships	12–25	$19,071	$6,694	$12,377
Trade names	15	8,864	2,339	6,525
Noncompete agreements	5	2,247	1,256	991
Backlog	2	285	285	—
Deferred financing costs	5	17,507	6,309	11,198

		$47,974	$16,883	$31,091

Amortization expense related to the intangible assets and deferred financing costs was $637 and $664 and $656 and $689, respectively, in the three months ended March 30, 2014 and March 31, 2013, respectively.

Future amortization expense related to the Company’s intangible assets and deferred financing costs at March 30, 2014 is as follows:

Fiscal Years
Remaining 2014	$3,880
2015	5,202
2016	4,740
2017	4,582
2018	2,399
Thereafter	8,987

$29,790

7. Long-Term Debt

The Company’s borrowing arrangements consist of a revolving credit facility with borrowings up to $90,000 based upon a formula (the “Revolver”) and a term loan facility with an original principal balance of $330,000 (the “Term Loan”), (or together, the “Debt”). As of March 30, 2014 and December 29, 2013, the Company had no outstanding obligations under the Revolver and $298,000 and $304,000, respectively, under the Term Loan. The maturity dates of the Revolver and the Term Loan are January 30, 2018 and May 2, 2018, respectively.

Revolving Credit Facility

Borrowings on the Revolver bear interest, at the option of the Company, at a rate per annum equal to (i) the adjusted London InterBank Offered Rate (LIBOR) plus an applicable margin range of 1.75% to 2.25% based on average availability or (ii) the greater of the Bank of America Prime rate, the Federal Funds rate plus 0.50%, or LIBOR for a 30 day interest period plus 1.50%; plus an applicable margin range of 0.75% to 1.25% based on average availability (“Base Rate”).

The Revolver calls for a commitment fee payable monthly, in arrears, at a rate of 0.25% applied to the average daily unused availability on the Revolver as calculated based on average borrowings and letters of credit outstanding in relation to total commitments. In addition, the Revolver requires the payment of (i) a monthly participation fee on the total face amount of all outstanding letters of credit equal to applicable margin on LIBOR

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Three Months Ended March 30, 2014 and March 31, 2013 (Unaudited)

(in thousands of dollars)

loan in effect per annum, (ii) a monthly fronting fee equal to 0.125% per annum on the daily average of all outstanding letters of credit, (iii) annual administration fees, and (iv) agent, arrangement, and other similar fees.

Availability on the Revolver is computed as (i) the lesser of the revolving commitment ($90,000) and the borrowing base less, (ii) the aggregate principal amount of all loans outstanding (“outstanding borrowings”) less, (iii) total letters of credit obligations outstanding (“letters of credit”). The Revolver also contains a letter of credit facility in the amount of $25,000. Letters of credit outstanding at March 30, 2014 and December 29, 2013, totaled $13,053 and $13,061, respectively. The availability under the Revolver was $76,947 and $76,939 as of March 30, 2014 and December 29, 2013, respectively.

Term Loan

Borrowings on the Term Loan bear interest, at the option of the Company, at a rate per annum equal to (i) LIBOR plus an applicable margin of 3.50%, or (ii) Base Rate plus an applicable margin of 4.50%. LIBOR has a floor of 1.00%. The Term Loan requires quarterly installments of $6,000.

Aggregate maturities of the Term Loan as of March 30, 2014, are as follows:

Fiscal Years
Remaining 2014	$18,000
2015	24,000
2016	24,000
2017	24,000
2018	208,000

The Debt includes restrictive financial covenants including a minimum requirement for fixed charge coverage ratio and maximum leverage ratio, as well as material adverse change provisions. The obligations under the Debt are collateralized by substantially all of the Company’s assets.

8. Members’ Equity

As of March 30, 2014 and December 29, 2013, the Company has 91,444 units of membership interest. Voting rights, allocation of earnings, and distributions in the event of liquidation occur proportionate to membership interests.

9. Member Unit-Based Compensation

The purpose of the Company’s compensation plan is to provide certain employees and board members of the Company with incentive to promote the Company’s financial success and to provide additional compensation that the Company may use to induce able persons to enter into or remain in service of the Company.

The Company’s Equity Based Compensation Plan (the “Plan”) consists of 10,159 authorized plan units which vest on a straight-line basis over a four year period beginning May 7, 2012. As of March 30, 2014 and December 29, 2013, 8,127 plan units were outstanding. Under the Plan, certain employees and board members are awarded plan units which grant the award holder the right to receive an amount due to a distribution event. The Plan defines a distribution event as a dividend payment or change in control. As the Plan awards are only settled in cash, they are classified as liability in the Consolidated Statement of Financial Position.

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Three Months Ended March 30, 2014 and March 31, 2013 (Unaudited)

(in thousands of dollars)

Liability classified awards are generally adjusted to fair market value at each reporting period. The existence of the performance conditions (e.g. distribution event) requires the Company to make a probability assessment. To the extent the performance condition is probable, compensation expense should be recognized. If the performance condition is not probable, no compensation expense is recognized. As of March 30, 2014, the Company has not deemed an additional distribution event to be probable; and therefore, no compensation expense or liability has been recognized in the three months then ended. See Note 15 for a discussion of subsequent events.

10. Income Taxes

For interim tax reporting, the Company estimates one single tax rate by jurisdiction which is applied to year to date income (loss). Tax effects of significant unusual or extraordinary items are excluded from the estimated annual effective rate calculation and recognized in the interim period in which they occur.

The Company did not record taxes on its undistributed earnings from its Mexico operations of approximately $46,119 at March 30, 2014, since these earnings are considered by the Company to be indefinitely reinvested or capable of being repatriated with no material tax liability. If at some future date, these earnings cease to be indefinitely reinvested, the Company and its passthrough members may be subject to income taxes and foreign withholdings taxes on such amounts. Determining the unrecognized deferred tax liability on the potential distribution of these earnings is not practicable as such liability, if any, is dependent on circumstances existing when remittance occurs.

At March 30, 2014 and December 29, 2013, the Company had no unrecognized tax benefits.

Penalties and tax-related interest are reported as a component of income tax expense. As of March 30, 2014 and December 29, 2013, there is no accrued income tax-related interest or penalties in the Consolidated Statements of Financial Position. During the next twelve months, the Company does not anticipate any significant changes to the amount of its unrecognized tax benefits.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and local jurisdictions, where applicable. The tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the inception of the Company in 2010.

The Company is indemnified by the previous owner of Novocast and Teknik for any tax liabilities related to Novocast and Teknik prior to the April 11, 2011 acquisition that could result from any tax audits of those periods.

11. Retirement Plans

The Company maintains five noncontributory defined benefit pension plans for certain of its employees covered by collective-bargaining agreements. The Company’s policy is to fund amounts as required under applicable laws and regulations.

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Three Months Ended March 30, 2014 and March 31, 2013 (Unaudited)

(in thousands of dollars)

The net expense recognized for the Company’s defined benefit plans was as follows:

	Three Months Ended
	March 30, 2014	March 31, 2013
Net periodic benefit cost
Service cost	$47	$86
Interest cost	358	332
Expected return on plan assets	(446)	(363)
Amortization of prior service cost	—	—
Amortization of net loss	—	116

Net periodic benefit (credit) cost	$(41)	$171

In 2014, the Company expects to contribute approximately $1,601 to the defined benefit plans. In the first quarter of 2014, the Company contributed $681 to the defined benefit plans.

12. Postretirement Benefits Other Than Pensions

The Company assumed the liability for post-retirement benefits other than pensions from a predecessor company. The plan is unfunded, and the Company currently funds the cost of providing benefits as they are incurred.

Retirees and their spouses governed by this plan receive supplemental Medicare health insurance coverage until the retiree’s death and retiree life insurance, in varying amounts, for the remainder of the retiree’s life.

	Three Months Ended
	March 30, 2014	March 31, 2013
Net periodic benefit cost
Interest cost	$14	$13
Amortization of net gain	(3)	—

Total recognized in net periodic benefit cost	$11	$13

13. Commitments and Contingencies

Contingencies

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

The Company is also subject to numerous federal, state, and local environmental laws and regulations. Management believes that the Company is in material compliance with such laws and regulations and that any potential environmental liabilities are not material to the consolidated financial position, results of operations, or cash flows of the Company.

GREDE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Three Months Ended March 30, 2014 and March 31, 2013 (Unaudited)

(in thousands of dollars)

14. Supplemental Disclosures of Cash Flow Information

	Three Months Ended
	March 30, 2014	March 31, 2013
Noncash investing and financing activities
Accrued liabilities for purchases of property, plant, and equipment	$1,806	$831

15. Subsequent Events

The Company evaluated subsequent events occurring through August 1, 2014, which is the date the financial statements were issued.

On June 2, 2014 investment funds controlled by private equity firm American Securities purchased 100% of the membership interests in the Company for a purchase price of $833,763. As a result of the transaction, the Company repaid debt obligations of $252,661 and paid member distributions of $520,740. The Company also accelerated the vesting of membership interests associated with the equity plan, resulting in a $46,280 cash distribution to management based on their collective membership interests in the Company and the proceeds from the transaction.

Differential Assembly:
Ring/Pinion – HHI
Gears – Metaldyne
Differential Casting – Grede
Powder Metal Pump:
HHI / Metaldyne
Gears and Shafts:
HHI
Clutch Assemblies:
Metaldyne
Stator Shaft :
Metaldyne
Valve Body:
Metaldyne
Value-add Machining:
HHI / Metaldyne / Grede

The above graphic shows location of various products and the related operating segment for various parts in a transmission and driveline. It does not represent any specific Platform or Program.

Turbo Charger Housing:
Grede
Exhaust Manifold:
Grede
Value-add Machining:
HHI / Metaldyne / Grede
Camshaft Pulleys:
HHI
Timing Sprockets:
HHI / Metaldyne
Variable Cam
Timing Products:
HHI / Metaldyne
Crankshaft Dampers, Isolation
Pulleys, & Assemblies:
Metaldyne
Connecting Rods:
Metaldyne
Crankshaft Sprocket:
HHI / Metaldyne
Main Bearing Caps:
HHI
Balance Shaft Modules/Assemblies
For Inline Engine:
Metaldyne
Variable Oil Pump Components:
HHI
Scissor Gears:
HHI
Damped Gears:
Metaldyne

The above graphic shows location of various products and the related operating segment for various parts in an engine. It does not represent any specific Platform or Program.

Through and including                     , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

15,384,615 Shares

Common Stock

PROSPECTUS

BofA Merrill Lynch

Goldman, Sachs & Co.

Deutsche Bank Securities

Barclays

Credit Suisse

RBC Capital Markets

Baird

KeyBanc Capital Markets

Nomura

                    , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses, other than underwriting commissions, expected to be incurred by us, or the Registrant, in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows:

SEC Registration Fee	$45,063
Financial Industry Regulatory Authority, Inc. Filing Fee	56,231
NYSE Listing Fee	250,000
Printing and Engraving	500,000
Legal Fees and Expenses	2,800,000
Accounting Fees and Expenses	1,750,000
Transfer Agent and Registrar Fees	4,500
Miscellaneous	250,000

Total	$5,655,794

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Registrant is governed by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The Registrant’s amended and restated bylaws will authorize the indemnification of its officers and directors, consistent with Section 145 of the Delaware General Corporation Law, as amended. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person’s services as a director or executive officer.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant’s directors and officers by the underwriters against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

The following sets forth information regarding all unregistered securities sold by us since our formation on June 9, 2014:

In connection with our formation, the Registrant issued 1,000 shares (the “Initial Subscription”) in return for an initial capital contribution of $1,000 to affiliates of American Securities LLC. In connection with the reorganization of ASP HHI Holdings, Inc., ASP MD Holdings, Inc. and ASP Grede Intermediate Holdings LLC on August 4, 2014 (the “Combination”), the Registrant issued certain additional shares in respect of such Initial Subscription in order to properly reflect the ownership of the Company following the Combination. In connection with the Combination, on August 4, 2014, existing shares of ASP HHI Holdings, Inc. and ASP MD Holdings, Inc. and member interests of ASP Grede Intermediate Holdings LLC were converted into shares of the Registrant’s common stock, and the Registrant issued 13,414,652 shares of common stock to such stockholders or members, as applicable. Further, in connection with the Combination, the outstanding stock-based compensation awards were converted into options to purchase 978,007 shares of the Registrant’s common stock. In each case, the issuance of these securities was deemed to be exempt from registration in reliance on Rule 4(a)(2) of the Securities Act.

In connection with the Combination, on August 4, 2014, the Registrant entered into award agreements with certain of its officers and employees pursuant to which it granted shares of its common stock having an aggregate value of $8,250,000 following the consummation of this offering and options to purchase 310,451 shares of its common stock. No consideration was received in connection with these share and option grants. The issuance of these securities was deemed to be exempt from registration in reliance on Rule 701(a) of the Securities Act.

On November 18, 2014, the Registrant effected a stock-split pursuant to which the 13,414,652 shares of outstanding common stock were reclassified into an aggregate of 67,073,255 shares of common stock. The issuance did not constitute a “sale” under the registration requirements of the Securities Act of 1933.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

Exhibit Number	Description of Exhibits

1.1	Form of Underwriting Agreement

2.1†	Agreement and Plan of Merger, dated as of July 31, 2014, by and among Metaldyne Performance Group Inc., Grede Merger Sub, LLC, Metaldyne Merger Sub, Inc. and HHI Merger Sub, Inc., ASP Grede Intermediate Holdings LLC, ASP MD Holdings, Inc. and ASP HHI Holdings, Inc. and ASP Grede Holdings LLC

3.1	Form of Amended and Restated Certificate of Incorporation of Metaldyne Performance Group Inc.

3.2	Form of Amended and Restated Bylaws of Metaldyne Performance Group Inc.

4.1*	Form of Common Stock Certificate

4.2†	Indenture, dated as of October 20, 2014, among the MPG Holdco I Inc., Metaldyne Performance Group Inc., the subsidiary guarantors party thereto and Wilmington Trust National Association, as trustee

4.3†	Form of 7.375% Note (included in Exhibit 4.2)

4.4†	Registration Rights Agreement, dated as of October 20, 2014, among MPG Holdco I Inc., the guarantors party thereto and Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several initial purchasers listed therein

5.1	Opinion of Weil, Gotshal & Manges LLP

10.1†	Credit Agreement, dated as of October 20, 2014, among MPG Holdco I Inc., as the borrower, Metaldyne Performance Group Inc., certain subsidiaries from time to time party thereto, as subsidiary guarantors, Goldman Sachs Bank USA, as administrative agent, and the other financial institutions party thereto

10.2†	Stockholders’ Agreement, dated as of August 4, 2014, by and among Metaldyne Performance Group Inc., ASP MD Investco LP, ASP HHI Investco LP, ASP Grede Investco LP and the minority investors identified therein

10.3†	Employment Agreement, effective August 4, 2014, by and between Metaldyne Performance Group Inc. and George Thanopoulos

10.4†	Employment Agreement, effective August 4, 2014, by and between Metaldyne Performance Group Inc. and Mark Blaufuss

10.5†	Employment Agreement, effective August 4, 2014, by and between Metaldyne Performance Group Inc. and Thomas Amato

10.6†	Employment Agreement, effective August 4, 2014, by and between Metaldyne Performance Group Inc. and Douglas Grimm

10.7	Form of Director and Officer Indemnification Agreement

10.8	2014 Equity Incentive Plan

10.9	Annual Bonus Plan

10.10*	Form of Restricted Stock Agreement

10.11†	ASP HHI Holdings, Inc. Stock Option Plan

10.12†	ASP MD Holdings, Inc. Stock Option Plan

10.13†	ASP Grede Intermediate Holdings LLC 2014 Unit Option Plan

10.14†	Nonqualified Stock Option Agreement (Replacement Option; Tranche A), dated as of August 4, 2014, between Metaldyne Performance Group Inc. and Thomas A. Amato

10.15†	Nonqualified Stock Option Agreement (Replacement Option; Tranche B), dated as of August 4, 2014, between Metaldyne Performance Group Inc. and Thomas A. Amato

Exhibit Number	Description of Exhibits

10.16†	Nonqualified Stock Option Agreement (Replacement Option), dated as of August 4, 2014, between Metaldyne Performance Group Inc. and Mark Blaufuss

10.17†	Nonqualified Stock Option Agreement (Replacement Option), dated as of August 4, 2014, between Metaldyne Performance Group Inc. and Douglas J. Grimm

10.18†	Nonqualified Stock Option Agreement (Replacement Option), dated as of August 4, 2014, between Metaldyne Performance Group Inc. and George Thanopoulos

10.19†	Form of Nonqualified Stock Option Agreement (10% Grant; Common Share Equivalent)

10.20†	Form of Nonqualified Stock Option Agreement (10% Grant; Option Equivalent)

10.21†	Nonqualified Stock Option Agreement (HHI True-Up; Common Share Equivalent), dated as of August 4, 2014, between Metaldyne Performance Group Inc. and George Thanopoulos

10.22†	Nonqualified Stock Option Agreement (HHI True-Up; Option Equivalent), dated as of August 4, 2014, between Metaldyne Performance Group Inc. and George Thanopoulos

10.23†	Lease dated January 23, 2002 by and between Kojaian MD North Vernon, L.L.C., as landlord, and Metaldyne Sintered Components of Indiana, Inc., as tenant

10.24†	Lease Agreement, dated as of December 29, 2009, between Dyne (DE) LP, as landlord, and Metaldyne Powertrain Components, Inc., as tenant

10.25†	First Amendment, dated May 31, 2012, to Lease Agreement between Dyne (DE) LP, as landlord, and Metaldyne Powertrain Components, Inc, as tenant

10.26†	Lease Contract, dated September 6, 2005, between Suzhou Fangzheng Construction Development Company Ltd, as lessor, and Metaldyne, LLC, as lessee

10.27†	Commercial Lease, dated June 26, 2012, between Societe Civile Immobiliere Franklin Roosevelt, as lessor, and Metaldyne International France, as lessee

10.28†	Lease, dated August 7, 2008, 2509 Hayes LLC, as landlord, and Kyklos Bearing International, Inc., as tenant

10.29†	Security Agreement, dated as October 20, 2014, among MPG Holdco I Inc., as the borrower, the guarantors from time to time party thereto and Goldman Sachs Bank USA, as collateral agent

21.1†	Subsidiaries of the Registrant

23.1	Consent of KPMG LLP, an independent registered public accounting firm

23.2	Consent of KPMG LLP, independent accountants

23.3	Letter re Unaudited Interim Financial Information of KPMG LLP, an independent registered public accounting firm

23.4	Consent of Deloitte & Touche LLP, an independent registered public accounting firm

23.5	Consent of PricewaterhouseCoopers LLP, independent accountants

23.6	Letter re Unaudited Interim Financial Information of Deloitte & Touche LLP, an independent registered public accounting firm

23.7	Consent of Weil, Gotshal & Manges LLP (included as part of Exhibit 5.1)

24.1†	Power of Attorney

99.1†	Consent of The American Foundry Society

†	Previously filed.
*	To be filed by amendment.

(b)	Financial Statement Schedules
Schedule I — Condensed Financial Information of Metaldyne Performance Group Inc.
Schedule II — Valuation and Qualifying Accounts of Metaldyne Performance Group Inc.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 4 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Royal Oak, State of Michigan, on December 1, 2014.

Metaldyne Performance Group Inc.

By:	/s/ George Thanopoulos

Name:	George Thanopoulos
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 1, 2014.

Signature	Title

/s/ George Thanopoulos George Thanopoulos	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Mark Blaufuss Mark Blaufuss	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)

* Nick Bhambri	Director

* Loren Easton	Director

* Michael Fisch	Director

* William Jackson	Director

* Kevin Penn	Director

* John Pearson Smith	Director

* Jeffrey Stafeil	Director

* By:	/s/ George Thanopoulos
George Thanopoulos Attorney-in-fact

Metaldyne Performance Group Inc.

Schedule I: Condensed Financial Information

Parent Company Information

Condensed Balance Sheet

(In thousands, except per share data)

	December 31,
	2013	2012
Investment in subsidiaries	$323,085	518,599

Total Assets	$323,085	518,599

Common stock: par $0.001, 400,000 authorized, 67,073 issued and outstanding	$67	67
Paid in capital	557,548	550,846
Deficit	(231,231)	(31,932)
Accumulated other comprehensive loss	(3,299)	(382)

Total Equity	$323,085	518,599

Condensed Statements of Operations and Comprehensive Income (Loss)

(In thousands)

	Successor		Predecessor
	Year ended December 31, 2013	Successor Period 2012	Predecessor Period 2012	Year Ended December 31, 2011
Equity in income (loss) of subsidiaries	$57,568	(31,932)	(25,778)	46,612

Net income (loss)	57,568	(31,932)	(25,778)	46,612
Equity in other comprehensive income (loss) of subsidiaries	(2,917)	(382)	293	(526)

Total comprehensive income (loss)	$54,651	(32,314)	(25,485)	46,086

Condensed Statements of Cash Flows

(In thousands)

	Successor		Predecessor
	Year ended December 31, 2013	Successor Period 2012	Predecessor Period 2012	Year Ended December 31, 2011
Cash flows from operating activities
Net income (loss)	$57,568	(31,932)	(25,778)	46,612
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Equity in income (loss) of subsidiaries	(57,568)	31,932	25,778	(46,612)

Net cash provided by operating activities	—	—	—	—

Cash flows from investing activities
Dividends received from subsidiaries	—	—	70,000	100,705

Net cash provided by investing activities	—	—	70,000	100,705

Cash flows from financing activities
Dividends paid to shareholders	—	—	(70,000)	(100,705)

Net cash used in financing activities	—	—	(70,000)	(100,705)

Change in cash and cash equivalents	—	—	—	—
Cash and cash equivalents, beginning of period	—	—	—	—

Cash and cash equivalents, end of period	$—	—	—	—

Basis of Presentation

Metaldyne Performance Group Inc. (the parent company during the Successor period) and HHI Group Holdings, LLC (the parent company during the Predecessor Period) are holding companies with no material operations of their own that conducted substantially all of their activities through their subsidiaries. HHI Group Holdings, LLC is the predecessor to ASP HHI Holdings, Inc., which is a subsidiary of and predecessor to Metaldyne Performance Group Inc.

These condensed financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, the Parent Company’s investments in subsidiaries are presented under the equity method of accounting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. As such, these parent-only statements should be read in conjunction with the notes to the consolidated financial statements Metaldyne Performance Group Inc. and subsidiaries included elsewhere herein.

Dividends

During the Successor Period and prior to the Combination, subsidiaries paid dividends totaling $256.9 million during the year ended December 31, 2013. Subsidiaries paid dividends to HHI Group Holdings, LLC of $70.0 million during Predecessor Period 2012 and $100.7 million in the year ended December 31, 2011, which were then distributed to the shareholders of HHI Group Holdings LLC. See note 15 of the Metaldyne Performance Group Inc. notes to consolidated financial statements.

Metaldyne Performance Group Inc.

Schedule II: Valuation and Qualifying Accounts

	Balance at beginning of period	Charged to costs and expenses	Charge to other accounts (a)	Deductions	Balance at end of period
	(In millions)
Allowance for doubtful accounts
Year ended December 31, 2013	$0.3	0.4	0.4	—	1.1
Successor period ended December 31, 2012	0.3	0.2	(0.3)	—	0.2
Predecessor period ended October 5, 2012	0.4	—	—	(0.1)	0.3
Allowances for pricing accruals and anticipated customer reductions
Year ended December 31, 2013	$4.8	3.2	—	—	8.0
Successor period ended December 31, 2012	—	0.1	4.7	—	4.8
Predecessor period ended October 5, 2012	—	—	—	—	—
Valuation allowance for deferred tax assets
Year ended December 31, 2013	$18.2	0.2	—	(11.3)	7.1
Successor period ended December 31, 2012	—	—	18.9	(0.7)	18.2
Predecessor period ended October 5, 2012	—	—	—	—	—

(a)	Includes purchase accounting adjustment to record accounts a fair value.

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

1.1	Form of Underwriting Agreement

2.1†	Agreement and Plan of Merger, dated as of July 31, 2014, by and among Metaldyne Performance Group Inc., Grede Merger Sub, LLC, Metaldyne Merger Sub, Inc. and HHI Merger Sub, Inc., ASP Grede Intermediate Holdings LLC, ASP MD Holdings, Inc. and ASP HHI Holdings, Inc. and ASP Grede Holdings LLC

3.1	Form of Amended and Restated Certificate of Incorporation of Metaldyne Performance Group Inc.

3.2	Form of Amended and Restated Bylaws of Metaldyne Performance Group Inc.

4.1*	Form of Common Stock Certificate

4.2†	Indenture, dated as of October 20, 2014, among the MPG Holdco I Inc., Metaldyne Performance Group Inc., the subsidiary guarantors party thereto and Wilmington Trust National Association, as trustee

4.3†	Form of 7.375% Note (included in Exhibit 4.2)

4.4†	Registration Rights Agreement, dated as of October 20, 2014, among MPG Holdco I Inc., the guarantors party thereto and Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several initial purchasers listed therein

5.1	Opinion of Weil, Gotshal & Manges LLP

10.1†	Credit Agreement, dated as of October 20, 2014, among MPG Holdco I Inc., as the borrower, Metaldyne Performance Group Inc., certain subsidiaries from time to time party thereto, as subsidiary guarantors, Goldman Sachs Bank USA, as administrative agent, and the other financial institutions party thereto

10.2†	Stockholders’ Agreement, dated as of August 4, 2014, by and among Metaldyne Performance Group Inc., ASP MD Investco LP, ASP HHI Investco LP, ASP Grede Investco LP and the minority investors identified therein

10.3†	Employment Agreement, effective August 4, 2014, by and between Metaldyne Performance Group Inc. and George Thanopoulos

10.4†	Employment Agreement, effective August 4, 2014, by and between Metaldyne Performance Group Inc. and Mark Blaufuss

10.5†	Employment Agreement, effective August 4, 2014, by and between Metaldyne Performance Group Inc. and Thomas Amato

10.6†	Employment Agreement, effective August 4, 2014, by and between Metaldyne Performance Group Inc. and Douglas Grimm

10.7	Form of Director and Officer Indemnification Agreement

10.8	2014 Equity Incentive Plan

10.9	Annual Bonus Plan

10.10*	Form of Restricted Stock Agreement

10.11†	ASP HHI Holdings, Inc. Stock Option Plan

10.12†	ASP MD Holdings, Inc. Stock Option Plan

10.13†	ASP Grede Intermediate Holdings LLC 2014 Unit Option Plan

10.14†	Nonqualified Stock Option Agreement (Replacement Option; Tranche A), dated as of August 4, 2014, between Metaldyne Performance Group Inc. and Thomas A. Amato

10.15†	Nonqualified Stock Option Agreement (Replacement Option; Tranche B), dated as of August 4, 2014, between Metaldyne Performance Group Inc. and Thomas A. Amato

10.16†	Nonqualified Stock Option Agreement (Replacement Option), dated as of August 4, 2014, between Metaldyne Performance Group Inc. and Mark Blaufuss

Exhibit Number	Description of Exhibits

10.17†	Nonqualified Stock Option Agreement (Replacement Option), dated as of August 4, 2014, between Metaldyne Performance Group Inc. and Douglas J. Grimm

10.18†	Nonqualified Stock Option Agreement (Replacement Option), dated as of August 4, 2014, between Metaldyne Performance Group Inc. and George Thanopoulos

10.19†	Form of Nonqualified Stock Option Agreement (10% Grant; Common Share Equivalent)

10.20†	Form of Nonqualified Stock Option Agreement (10% Grant; Option Equivalent)

10.21†	Nonqualified Stock Option Agreement (HHI True-Up; Common Share Equivalent), dated as of August 4, 2014, between Metaldyne Performance Group Inc. and George Thanopoulos

10.22†	Nonqualified Stock Option Agreement (HHI True-Up; Option Equivalent), dated as of August 4, 2014, between Metaldyne Performance Group Inc. and George Thanopoulos

10.23†	Lease dated January 23, 2002 by and between Kojaian MD North Vernon, L.L.C., as landlord, and Metaldyne Sintered Components of Indiana, Inc., as tenant

10.24†	Lease Agreement, dated as of December 29, 2009, between Dyne (DE) LP, as landlord, and Metaldyne Powertrain Components, Inc., as tenant

10.25†	First Amendment, dated May 31, 2012, to Lease Agreement between Dyne (DE) LP, as landlord, and Metaldyne Powertrain Components, Inc., as tenant

10.26†	Lease Contract, dated September 6, 2005, between Suzhou Fangzheng Construction Development Company Ltd, as lessor, and Metaldyne, LLC, as lessee

10.27†	Commercial Lease, dated June 26, 2012, between Societe Civile Immobiliere Franklin Roosevelt, as lessor, and Metaldyne International France, as lessee

10.28†	Lease, dated August 7, 2008, 2509 Hayes LLC, as landlord, and Kyklos Bearing International, Inc., as tenant

10.29†	Security Agreement, dated as October 20, 2014, among MPG Holdco I Inc., as the borrower, the guarantors from time to time party thereto and Goldman Sachs Bank USA, as collateral agent

21.1†	Subsidiaries of the Registrant

23.1	Consent of KPMG, LLP, an independent registered public accounting firm

23.2	Consent of KPMG, LLP, independent accountants

23.3	Letter re Unaudited Interim Financial Information of KPMG LLP, an independent registered public accounting firm

23.4	Consent of Deloitte & Touche LLP, an independent registered public accounting firm

23.5	Consent of PricewaterhouseCoopers LLP, independent accountants

23.6	Letter re Unaudited Interim Financial Information of Deloitte & Touche LLP, an independent registered public accounting firm

23.7	Consent of Weil, Gotshal & Manges LLP (included as part of Exhibit 5.1)

24.1†	Power of Attorney

99.1†	Consent of The American Foundry Society

†	Previously filed.
*	To be filed by amendment.